As filed with the Securities and Exchange Commission on April 1, 2011

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Marina District Finance Company, Inc.*

(Exact name of registrant as specified in its charter)

New Jersey	7990	22-3767829
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code No.)	(I.R.S. Employer Identification No.)

* The Co-Registrant listed below is also included in this Form S-4 Registration Statement as an additional Registrant:

Marina District Development Company, LLC

New Jersey	7990	22-3598642
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code No.)	(I.R.S. Employer Identification No.)

One Borgata Way

Atlantic City, New Jersey 08401

(609) 317-1000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Josh Hirsberg Vice President, Chief Financial Officer and Treasurer Marina District Finance Company, Inc. One Borgata Way Atlantic City, New Jersey 08401

(609) 317-1000

(Name, address, including zip code, and telephone number, including area code of agent for service)

Copy to:

Brandon C. Parris

Morrison & Foerster LLP

425 Market Street

San Francisco, California 94105

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐		Accelerated filer	☐

Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to Be Registered	Proposed Maximum Offering Price Per Note(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
9 1/2% Senior Secured Notes due 2015	$400,000,000	100%	$400,000,000	$46,440.00
Guarantees of the 9 1/2% Senior Secured Notes due 2015(2)	None	None	None	None(4)
9 7/8% Senior Secured Notes due 2018	$400,000,000	100%	$400,000,000	$46,440.00
Guarantees of the 9 7/8% Senior Secured Notes due 2018(3)	None	None	None	None(4)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933 (the “Securities Act”), as amended.
(2)

9 1/2% Senior Secured Notes due 2015 will be issued by Marina District Finance Company, Inc. (“MDFC,” or the “Issuer”) and guaranteed by Marina District Development Company, LLC, parent of the Issuer (“MDDC,” or the “Guarantor”). No separate consideration will be received for the issuance of these guarantees.

(3)	9 7/8% Senior Secured Notes due 2018 will be issued by the Issuer and guaranteed by the Guarantor. No separate consideration will be received for the issuance of these guarantees.
(4)	Pursuant to Rule 457(n) under the Securities Act, no separate fee is payable for the guarantees.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated April 1, 2011

PROSPECTUS

Marina District Finance Company, Inc.

$800,000,000

Offer to Exchange

$400,000,000 of 9 1/2% Senior Secured Notes due 2015, Which Have Been Registered Under the

Securities Act, for any and all Outstanding 9 1/2% Senior Secured Notes due 2015

$400,000,000 of 9 7/8% Senior Secured Notes due 2018, Which Have Been Registered Under the

Securities Act, for any and all Outstanding 9 7/8% Senior Secured Notes due 2018

The Exchange Notes

We are offering to exchange up to $800 million aggregate principal amount of our senior secured notes for exchange notes which have been registered under the Securities Act of 1933, as amended (the “Securities Act”), which will be issued in two series under a single indenture and will have the principal amounts, interest rates and maturity dates as follows:

•

$400,000,000 aggregate principal amount of our 9 1/2% senior secured notes due 2015 which have been registered under the Securities Act (the “2015 exchange notes”), for any and all outstanding 9 1/2% senior secured notes due 2015 that we issued on August 6, 2010 (the “2015 old notes”). Our 2015 exchange notes mature on October 15, 2015 and bear interest at a rate of 9.500% per annum, payable semi-annually, in cash in arrears, on April 15 and October 15 of each year. The first interest payment date will be April 15, 2011.

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$400,000,000 aggregate principal amount of our 9 7/8% senior secured notes due 2018 which have been registered under the Securities Act (the “2018 exchange notes”), for any and all outstanding 9 7/8% senior secured notes due 2018 that we issued on August 6, 2010 (the “2018 old notes”). Our 2018 exchange notes mature on August 15, 2018 and bear interest at a rate of 9.875% per annum, payable semi-annually, in cash in arrears, on February 15 and August 15 of each year. The first interest payment date was February 15, 2011.

The terms of the 2015 exchange notes and the 2018 exchange notes (collectively referred to in this prospectus as the “exchange notes”) will be substantially similar to the 2015 old notes and the 2018 old notes (collectively referred to in this prospectus as the “old notes” and together with the exchange notes, the “notes”), respectively, except for the elimination of some transfer restrictions, registration rights and certain provisions regarding additional interest relating to the old notes.

The exchange notes will be guaranteed on a senior secured basis by Marina District Development Company, LLC, our parent (“MDDC,” or the “Guarantor”), and with certain exceptions, any future subsidiaries of MDDC. As of the date of this prospectus, we are MDDC’s only subsidiary and we have no subsidiaries. The exchange notes will be our senior secured obligations and the guarantee will be MDDC’s senior secured obligation and, in each case, will rank effectively senior in right of payment to all of Marina District Finance Company, Inc.’s (“MDFC”) and MDDC’s existing and future debt, except to the extent the property and assets securing the exchange notes also secure the obligations under MDFC’s payment priority secured revolving credit facility in the amount of $150 million (the “Credit Facility”) and any other first lien secured obligations, to the extent of the value of the collateral. The exchange notes and guarantee will be secured by first-priority liens on substantially all of the existing and future property and assets (subject to certain exceptions) of MDFC, MDDC and any future subsidiary guarantor, subject to an intercreditor agreement among the trustee for the benefit of the noteholders, the administrative agent under the Credit Facility and Wells Fargo Bank, N.A. as collateral agent. In the event of a foreclosure on the collateral or of insolvency proceedings, debt under the Credit Facility will be repaid with proceeds from the collateral prior to the repayment of the exchange notes.

Material Terms of The Exchange Offer

The exchange offer expires at 5:00 p.m., New York City time, on —, 2011, unless extended.

Our completion of the exchange offer is subject to customary conditions which we may waive.

Upon our completion of the exchange offer, all old notes that are validly tendered and not withdrawn will be exchanged for an equal principal amount of exchange notes that are registered under the Securities Act. Tenders of old notes may be withdrawn at any time prior to the expiration of the exchange offer, as provided in this prospectus.

The exchange of the exchange notes for old notes pursuant to the exchange offer will not be a taxable exchange for U.S. Federal income tax purposes.

We will not receive any proceeds from the exchange offer.

There is no existing public market for the old notes or the exchange notes. We do not intend to list the exchange notes on any securities exchange or seek approval for quotation through any automated trading system.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period ending on the earlier of (i) 90 days from the date on which the registration statement of which this prospectus is a part is declared effective and (ii) the date on which any broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities, we will make this prospectus available to such broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Please see “Risk Factors” beginning on page 17 of this prospectus for a discussion of certain factors that you should consider before participating in this exchange offer.

Neither the Securities and Exchange Commission (“SEC”), the New Jersey Casino Control Commission (“NJCCC”), the New Jersey Division of Gaming Enforcement nor any state securities commission or any other gaming authority has approved or disapproved of these exchange notes or determined if this prospectus is truthful or complete. Any representation to the contrary is unlawful.

The date of this prospectus is —, 2011

i

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Although we believe that, in making any such statements, our expectations are based on reasonable assumptions, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected.

These forward-looking statements include statements relating to our anticipated financial performance and business prospects and/or statements preceded by, followed by or that include the words “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “could,” “plans,” “seeks” and similar expressions, and include, without limitation, statements regarding the following:

•	Our efforts to strengthen existing operations and growth through capital investment and other strategic initiatives.

•	Our plan to complete the renovation and refurbishing of the Borgata hotel rooms by the end of 2012.

•	The effect of our ongoing litigation on our financial position, results of operations and cash flows.

•	Our expectations with respect to the effect that the anticipated sale of the MGM Interest will have on our operations.

•	Our expectation that the significant disruptions in the global capital markets that have adversely impacted the ability of borrowers to access capital will continue for the foreseeable future.

•

The sufficiency of our cash and cash equivalents, our cash flows from operations and existing financing sources to fund normal operating requirements and capital expenditures during the next twelve months.

•

Our estimated total capital expenditures for 2011, our expectation that they will be primarily comprised of our room renovation project and various maintenance capital projects and our intention to fund such capital expenditures through the bank credit facility and operating cash flows.

•	The effect of fluctuations in interest rates on our results.

•	The possibility of expansion of gaming facilities and nearby states, including the anticipated timing and scope of the development plans of our competitors, and its potential effect on our business.

•	The estimates underlying our critical accounting policies.

•

The effect of recently enacted and proposed legislation, including without limitation, legislation concerning the regulation of gaming, bans on smoking and increases and decreases in tax rates, on our business and the business of our competitors.

•	Our estimated exposure with respect to the UNITE HERE National Retirement Fund.

•	Our estimated annual energy costs.

•	Our estimated pro rata share of payments under the Purse Enhancement Agreement.

These forward-looking statements speak only as of the dates stated, and we do not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, even if experience or future events make it clear that any expected results expressed or implied by these forward-looking statements will not be realized. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these expectations may not prove to be correct or we may not achieve the financial results, savings or other benefits anticipated in the forward-looking statements. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties (including those described under “Risk Factors” below), some of which may be beyond our control, that could cause actual results to differ materially from those suggested by the forward-looking statements, including, without limitation:

•	Our ability to comply with debt covenants and generate sufficient cash flow to service our substantial debt.

•

The current economic downturn and its impact on consumer and discretionary spending, and the risk that a continuation or deepening of the economic downturn will result in further decreases in the number of visitors to Atlantic City and the amount they spend on gaming, dining, entertainment and other travel and leisure activities at Borgata.

•	The effects of volatility and weakness in worldwide credit and financial markets.

•	Our dependence on Borgata for all of our cash flow, which subjects us to greater risks than a gaming company with more operating properties or that is more geographically diverse.

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The effects of intense competition that exists in the gaming industry and the risk of increased competition arising from, among other things, new casino development and construction activities in Atlantic City and other states in the mid-Atlantic region from which we attract most of our customers; aggressive marketing, promotional and other actions taken by our competitors in reaction to adverse economic conditions; and changes to gaming regulations or gaming taxes that expand gaming, lower the gaming tax rate in other nearby states or that otherwise result in increased competition to us.

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The risk that our casino, hotel and other operations could be halted for a temporary or extended period of time, as a result of casualty, flooding, forces of nature, snowstorms, hurricanes and other adverse weather conditions, mechanical failure, extended or extraordinary maintenance, government shutdowns, labor disputes or regulatory compliance issues, among other causes.

•

The effects of events adversely impacting the mid-Atlantic region from which we draw most of our customers, including the effects of the current economic downturn, war, terrorist or similar activity or adverse weather conditions and other natural disasters or the outbreak of an infectious disease impacting the mid-Atlantic region.

•	The possibility that our insurance coverage may not be adequate to cover the losses that our property could suffer.

•

The effects of the extensive governmental gaming regulation and taxation policies that we are subject to, as well as any changes in laws and regulations, including increased taxes and smoking restrictions, which could harm our business and increase competition.

•	The risk that our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under the Credit Facility and the notes.

•

The risk that negative industry or economic trends, including reduced estimates of future cash flows, disruptions to our business, slower growth rates or lack of growth in our business, may result in significant write-downs or impairments in future periods.

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The risk associated with the anticipated sale of MAC’s 50% interest in MDDHC, which is required to take place no later than September 24, 2012, and its potential effects on our business and operations if our other joint venture partner, BAC, elects not to exercise its right of first refusal to purchase such interest. Other than its right of first refusal, BAC generally does not have the ability to select the new venture partner and the ongoing operations of Borgata could change if, for example, a new operating agreement is entered into with the new venture partner.

•	The risk that our existing gaming license is not renewed, or that we may not receive gaming or other necessary licenses for new projects.

•	The risk relating to legal proceedings.

•	Our dependence on key members of existing management and our ability to attract, retain and motivate employees.

•	The risk that our capital improvement projects may not be completed, if at all, on time or within established budgets, or that any project will result in increased earnings to us.

•	The risks relating to compliance with extensive environmental regulation, which creates uncertainty regarding future environmental expenditures and liabilities.

•	Financial community and rating agency perceptions of us, and the effect of economic, credit and capital market conditions on the economy and the gaming and hotel industry.

•	The possibility that the exchange offer will not close on the expected terms, or at all.

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The risk inherent by virtue of our ownership by Boyd (through its ownership of BAC) and a divestiture trust, of which MGM and its subsidiaries are the economic beneficiaries, and the possibility that their interests as equity holders may compete or otherwise may conflict with our interests or the interests of a holder of the exchange notes as a creditor.

The list of factors above is illustrative, but by no means exhaustive. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. All subsequent written and oral forward-looking statements concerning the matters addressed in this prospectus and attributable to us or any person acting on our behalf are qualified by these cautionary statements.

MARKET DATA

This prospectus includes industry data that we obtained from periodic industry publications, including Atlantic City industry data and other information published by the NJCCC and NJDGE. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. As a result, you should be aware that market, ranking and other similar industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable. We cannot guarantee the accuracy or completeness of any such information contained in this prospectus.

Unless otherwise indicated, as used throughout this prospectus:

•	“casino wins” means slot wins plus table wins, poker wins, keno wins and simulcast wins;

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“fair share premium” means the amount, expressed as a percentage, that a particular casino’s market share of revenue exceeds its fair share percentage; a casino’s “fair share percentage” is determined by dividing the number of gaming positions held by such casino by the total gaming positions in the market;

•	“gaming positions” means one gaming position per slot machine and six gaming positions per table game;

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“poker wins” represent a percentage of customer wagers and tournament entry fees, as reported by the 11 casino properties currently operating in Atlantic City, including Borgata, on a cash basis to the NJCCC and NJDGE;

•	“slot handle” means the dollar amount wagered in slot machines;

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“slot wins,” “table wins,” “keno wins,” and “simulcast wins” means the difference between customer wagers and customer winnings on slot machines, table games (exclusive of poker games), keno games and simulcast betting, respectively, as reported by the 11 casino properties currently operating in Atlantic City, including Borgata, on a cash basis (without any revenue adjustments for progressive jackpot accruals) to the NJCCC and NJDGE; and

•	“table games drop” means the total amount of cash deposited in the table games drop boxes, plus the sum of markers issued at all table games.

PROSPECTUS SUMMARY

This summary contains basic information about our company and this exchange offer. This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether or not to invest in the exchange notes. For a more complete understanding of our company and this exchange offer, you should read this entire prospectus, including “Risk Factors” and the financial information and the notes thereto included herein. Marina District Finance Company, Inc., a New Jersey corporation (“MDFC”), is the issuer of the exchange notes. Unless otherwise indicated, all historical financial information in this prospectus is information regarding Marina District Development Company, LLC, a New Jersey limited liability company (“MDDC”), the parent of MFDC and the guarantor of the exchange notes. Unless otherwise indicated or required by the context, the terms “we,” “our,” “us” and the “Company” refer collectively to MDDC and MDFC.

Our Company

We developed, own and operate Borgata Hotel Casino and Spa (the “Borgata Hotel”), including The Water Club Hotel at Borgata (“The Water Club,” together with the Borgata Hotel, “Borgata”), located on a 45.6-acre site at Renaissance Pointe within the Marina District of Atlantic City, New Jersey. Since its opening on July 3, 2003, our property has been the leading hotel, casino and spa in the Atlantic City market. The property is an upscale destination resort that features a 160,000 square foot casino and 2,769 guest rooms and suites comprised of 1,971 guest rooms and suites at the Borgata Hotel and 798 guest rooms and suites at The Water Club. Borgata features six fine-dining restaurants, six casual dining restaurants, eight quick dining options, 15 retail boutiques, two European-style spas, two nightclubs and over 8,200 parking spaces. In addition, the property contains approximately 88,000 square feet of meeting and event space, as well as two entertainment venues. Borgata was master-planned with ease of access and designed as a single-level casino floor. Its location at Renaissance Pointe provides guests with convenient access to the property via the Atlantic City Expressway Connector tunnel, without the delays associated with driving to competing casinos located on the Boardwalk of Atlantic City.

For the year ended December 31, 2010, our total gross revenues were $949.8 million, and our net revenues, after deducting promotional allowances, totaled $738.4 million. Gaming revenues for the period were $643.9 million, or approximately 68% of total gross revenues, while non-gaming revenues consisting of food and beverage, room and other non-gaming revenues were $305.9 million, or approximately 32% of total gross revenues.

The Borgata Hotel initially opened with an investment of approximately $1.1 billion. Since opening, we have completed two major capital investments to expand the facility. In July 2006, we opened a public space expansion on the north side of the property, an approximately $200 million project that expanded the public areas to include additional gaming positions, food and beverage outlets, a second nightclub, a new poker room that became the largest in the Atlantic City market, and a simulcast race book (the “Public Space Expansion”). In June 2008, The Water Club, an approximately $450 million, 43-story, 798-room hotel expansion project opened (the “Rooms Expansion”). In addition to the hotel, the Rooms Expansion included an additional spa and five pools, additional meeting and retail space, a new parking structure, and a separate porte-cochere and front desk. Our facility has been well maintained since opening with over $100 million of additional capital expenditures beyond the Public Space Expansion and the Rooms Expansion, resulting in a total investment since inception of over $1.9 billion.

Borgata has achieved, and continues to grow, a dominant market-leading position in both gaming and non-gaming operations. Since 2005, we have ranked number one in casino wins among the 11 casino properties (including Borgata) currently operating in Atlantic City. Our casino represented approximately 13.5% of the gaming positions in the Atlantic City market and generated approximately 18.2% of the Atlantic City market casino wins during the year ended December 31, 2010. Our gross gaming revenue was approximately $196.2 million greater than the second highest revenue-generating Atlantic City casino property. Since inception, Borgata has seen quarterly year-over-year change in gross revenue, inclusive of simulcast revenue, that equals or exceeds the overall Atlantic City market in 22 of 26 quarters, including the most recent 16 consecutive quarters. Our non-gaming revenue as a percentage of annual net revenue has consistently exceeded the Atlantic City industry average, which we believe provides for a more diversified revenue stream and more stable performance than our competitors. Our non-gaming revenue for the nine months ended September 30, 2010, the most recent publicly available non-gaming information for gaming properties in Atlantic City, was in excess of $88 million more than our nearest Atlantic City competitor, giving us a 23.9% market share of the total Atlantic City market non-gaming revenue.

Borgata was developed as a 50%/50% joint venture between Boyd Atlantic City, Inc. (“BAC”), a wholly-owned subsidiary of Boyd Gaming Corporation (“Boyd”), and MAC, Corp. (“MAC,” together with BAC, the “Joint Venture Partners”), a second tier, wholly-owned subsidiary of MGM Resorts International (“MGM”). As discussed further below under “Business—Regulatory Developments,” on March 24, 2010, MAC transferred its 50% ownership interest (the “MGM Interest”) in Marina District Development Holding Co., LLC, MDDC’s parent holding company (“MDDHC”), and certain land leased to MDDC into a divestiture trust, of which MGM and its subsidiaries are the economic beneficiaries (the “Divestiture Trust”), for sale to a third party in connection with MGM’s settlement agreement with the Division of Gaming Enforcement Office of the Attorney General of the State of New Jersey (the “NJDGE”). BAC has a right of first refusal on any sale of the MGM Interest and has an option to purchase certain land leased by MDDC from MAC, which land is now held by the Divestiture Trust. On October 12, 2010, MGM, on behalf of MAC, notified BAC that it had received an offer for the MGM Interest. On October 25, 2010, Boyd, on behalf of BAC, announced its decision to not exercise its right of first refusal in connection with this offer. Despite its decline to acquire the MGM Interest in connection with this offer, BAC remains the managing member of MDDHC, and will continue in such capacity pursuant to the terms of the Operating Agreement, subsequent to the eventual sale of the MGM Interest. As managing member of MDDHC pursuant to the terms of the operating agreement of MDDHC between BAC and MAC (the “Operating Agreement”), BAC, through MDDHC, has responsibility for the oversight and management of Borgata’s day-to-day operations.

Our Strengths

Since inception, Borgata has been designed and has performed as the leading property and premier gaming facility in the Atlantic City market.

Premier Destination Resort in Atlantic City

With over 160,000 square feet of gaming space, 2,769 hotel rooms and a broad array of dining, retail, meeting space and entertainment offerings, we believe that Borgata is the premier destination resort in Atlantic City. We have consistently been the market leader in Atlantic City based on total gaming revenue, holding the number one position in each year since 2005, and have maintained the leading market share in non-gaming revenue as well. Built in 2003, Borgata is the newest facility in the Atlantic City market with the average age of competing properties being 28 years. Including The Water Club, we have invested approximately $1.9 billion in Borgata, including maintenance capital expenditures, leaving minimal capital expenditures required to maintain our property as best-in-class within our market.

Dominant Market Leader in Gaming Operations

We have led the Atlantic City market in total gaming revenue market share every year since 2005. In addition, our market share has increased every year since opening. In 2004, the first full year of operations, we achieved a market share of 13.2% of total casino wins. For the year ended December 31, 2010, Borgata achieved a market share of 18.2% of total casino wins, including a market share of 19.6% and 17.1% of total table wins and total slot wins for such period, respectively. For the same time period, we recorded a 37.8% slot revenue fair share premium and 37.6% table game revenue fair share premium (excluding poker tables) relative to the Atlantic City market.

Superior Performance in Non-Gaming Revenue

We believe that no other casino in the Atlantic City market offers the quality and breadth of non-gaming amenities as Borgata. For the year ended December 31, 2010, Borgata’s average daily rate (“ADR”) was $131 per night, with an above average occupancy rate of 85.7%. In addition, for the nine months ended September 30, 2010 (the date of the most recent publicly available information for Atlantic City casino hotels other than Borgata), we ranked number one among the 11 casino hotels in Atlantic City in terms of total cash room and cash food and beverage revenues, capturing 19.9% and 34.4% of the market share, respectively. Since inception through the quarter ended September 30, 2010, our non-gaming revenue, as a percentage of total net revenues, has consistently exceeded the Atlantic City industry average.

Strong Sponsorship and Experienced Management Team

Boyd, our managing member (through Boyd’s ownership of BAC), is a multi-jurisdictional gaming company that has been operating for approximately 35 years. Boyd owns and operates 15 casino entertainment facilities located in Nevada, Mississippi, Illinois, Louisiana and Indiana. Our on-site senior management team collectively has over 136 years of experience in the gaming industry and all have been affiliated with the property since inception.

Our Strategy

Our strategy is to capitalize on our high quality facilities and diverse array of gaming, dining, retail and entertainment options to effectively compete in the Atlantic City market and with our other regional competitors. We believe Borgata’s fun, upscale and superior design, along with our high quality and breadth of gaming and non-gaming amenities, have allowed us to capture a leading share of the Atlantic City gaming market. Our casino features spacious gaming floors that are operationally efficient and has the greatest number of gaming positions by property in the Atlantic City market as of December 31, 2010.

Capitalize on Large and Underpenetrated Market with Strong Demographics

The Atlantic City gaming market is the second largest gaming market in the United States, attracting more than 30 million visitors annually and generating approximately $3.6 billion in gaming revenue for the year ended December 31, 2010. The Atlantic City market primarily serves the densely populated New York-to-Washington, D.C. corridor, which includes major cities in New Jersey, Connecticut, New York, Pennsylvania, Maryland and Delaware, and has nearly 30 million adults living within a three-hour driving radius with an average household income significantly above the national average. Based on general industry data, we believe over 85% of adults in Atlantic City’s primary feeder market are presently not visiting Atlantic City, creating potential upside for the market and destinations like Borgata that can provide a wide array of amenities that nearby jurisdictions currently do not offer.

Capitalize on Our Superior Location and Easy Accessibility

We believe our location offers several advantages, which we seek to exploit. Borgata is the first casino to be located at Renaissance Pointe and is approximately a quarter mile away from its nearest competitors, the Harrah’s Resort Atlantic City and Trump Marina. The Atlantic City Expressway Connector provides quick access to Borgata, making it one of the most easily accessible properties in the Atlantic City market. The Atlantic City Expressway Connector, completed in the summer of 2001, offers guests a four-lane road to Renaissance

Pointe and eliminates all but one occasional traffic stop from the Atlantic City Expressway. We believe this advantage is significant as motorists are able to reach Borgata before its competitors and without the delays associated with driving to competing casinos. This is especially crucial during the summer months, when traffic along the main thruways (Arctic, Atlantic and Pacific Avenues) to the Boardwalk properties is heaviest. Upon exiting the Atlantic City Expressway at the Borgata exit, the Borgata Loop provides quick and direct access to valet and parking garages for Borgata. In addition, Borgata is highly visible from the Atlantic City Expressway, the primary roadway serving Atlantic City, which helps draw immediate brand awareness.

Provide Superior Product to the Market

We regularly evaluate additional improvements, renovations and development projects as we seek to continue to compete effectively with future development projects and expansion activities by our competitors. In particular, we have completed the process of renovating and refurbishing all of the Fiore suites at the Borgata hotel and plan to complete the renovation and refurbishment of all remaining rooms at the Borgata hotel by the end of 2012. In addition, we continue to maintain the most up-to-date gaming floor in Atlantic City with the latest technology designed to provide customers with a personalized and enjoyable entertainment experience, as well as to increase the operating efficiency of our facility. We completed a $4 million renovation to our slot floor in 2010 as part of our efforts to keep the gaming floor up-to-date. We believe maintaining our property as the premier destination in the Atlantic City market has contributed to our success in the past and will be important to our success in the future.

Emphasize Slot Revenues, the Most Consistently Profitable Segment of the Gaming Industry, while also Seeking to Maximize Table Game Revenues

We ranked number one among the 11 Atlantic City hotel casinos in terms of slot wins and table wins for the year ended December 31, 2010, earning $422.9 million in slot wins, or 17.1% of the total slot wins in the Atlantic City market, and $199.9 million in table wins, or 19.6% of the total table wins in the Atlantic City market. In addition, since the opening of our poker room (the largest in Atlantic City), we have captured a significant share of total poker revenue in the Atlantic City market. Our continued success will depend significantly upon our ability to continue to attract players to our slot machines, table games and poker room, including through our marketing and promotional efforts. While the focus on slot marketing remains competitive, we recently also began marketing aggressively towards table game customers.

Capitalize on Our Non-Gaming Businesses

We seek to maximize non-gaming revenues by offering our customers a host of amenities and entertainment offerings. We believe the quality and diversity of our dining, entertainment, spa and retail facilities have contributed to making Borgata a destination resort rather than a day trip casino. Borgata’s standard hotel rooms are well-appointed, featuring floor-to-ceiling windows, comfortable custom-made mattresses, Egyptian cotton bed and bath sheets and large bathrooms with marble floors, granite countertops, oversized glass-enclosed showers and private commode rooms. Our customers can select from a diverse array of high quality dining options at various price points, including fine dining restaurants operated by some of the world’s most acclaimed chefs. We also offer many entertainment options designed to enrich the overall resort and gaming experience and attract customers to our facilities. Borgata’s Events Center, which can accommodate up to 3,500 people, and The Music Box, which seats approximately 950, host concerts and headliner entertainment throughout the year. Guests can also relax and unwind at Borgata’s 54,000 square foot Spa Toccare or at the Immersion Spa, a more intimate European spa located on the 32nd and 33rd floors of The Water Club. The resort also features meeting rooms with flexibility to arrange accommodations to suit most occasions-whether hosting a meeting of 30 business executives, a general session for 3,000 or a gala dinner.

Increase Customer Retention and Acquisition

Our core strategy is to position Borgata as a customer-friendly destination that will expand our brand awareness and leverage our strong loyalty card program. Our marketing and promotional programs serve an important role, especially in the current economic downturn, in helping us retain existing customers, maintain trip frequency and acquire new customers. We offer our guests comprehensive, competitive and targeted marketing and promotion programs. Our “My Borgata Rewards” program, for example, offers players a hassle-free way of earning slot dollars, comp dollars and other rewards and benefits based on game play, with convenient on-line access to account balances and other program information. From time to time, we offer other promotional offers and discounts targeted towards new customers, frequent customers, inactive customers and prospective customers who have not yet visited Borgata, and mid-week and other promotional activities that seek to generate visits to Borgata during slower periods. Unlike some of our competitors, our promotional slot dollars are restricted and can only be redeemed for slot play and may not be cashed out. Comp dollars and other rewards generally can only be redeemed at our restaurants, retail and spa facilities. In addition, we strive to differentiate our casino with high-quality guest service to further enhance our overall brand and customer experience to position Borgata as the must visit property in Atlantic City.

We maintain a database of nearly 2.8 million customers enrolled in “My Borgata Rewards,” which we use to support our marketing efforts. Based on data collected as of December 31, 2010, approximately 81% and 89%, respectively, of all slot and table play is rated. Our customer database allows us to target our marketing efforts to specific demographics, such as by age or location. As of December 31, 2010, approximately 61% of our customers are between the ages of 25 and 54, with approximately 82% residing in the New Jersey, New York or Pennsylvania region. To target this demographic, we have launched a nightlife rewards program that offers incentives and rewards based on customer spending at our nightlife venues.

Actively Manage Expenses

As a result of the economic downturn, we have taken steps to streamline our operational expenses and realign our operating structure to appropriately function within current business volumes during the economic downturn. Specifically, we have been able to significantly reduce operating expenses by electing not to accept guests at The Water Club hotel during the mid-week period from November through May. This gives us the flexibility of operating a single hotel rather than two separate properties to adjust to decreased demand during the non-peak seasons due to the continued weakness in the economy. The Water Club hotel is open every day of the week during the summer peak season of June to October, and is fully operational during the weekends from Friday to Monday from November through May. In addition, we have undertaken other cost management efforts to operate more efficiently, including a reduction in payroll expenses and adjusting the availability of our other amenities, such as the operating days for certain restaurants, to match demand.

Our Market

The Atlantic City gaming market is the second largest gaming market in the United States with approximately $3.6 billion in gross gaming revenue for the year ended December 31, 2010. There are currently 11 hotel casinos in the market, with Borgata being the newest facility. The average age of the competing properties is over 28 years old. The Atlantic City gaming market primarily serves the densely populated New York-to-Washington, D.C. corridor and draws customers primarily within a three-hour driving distance, which includes major cities in New Jersey, Connecticut, New York, Pennsylvania, Maryland and Delaware. The nearly 30 million adults who currently reside in our primary market have an average household income above the national average. Atlantic City attracted over 30 million visitors during 2009 and enjoys a stable regulatory environment with a lower gaming tax rate (9.25%) than other nearby jurisdictions.

As of December 31, 2010, the 11 hotel casinos in Atlantic City had 28,113 slot machines, 1,267 table games and 306 poker tables. As of September 30, 2010, the 11 hotel casinos had a total of 17,060 guest rooms. The average occupancy rate and ADR for the nine months ended September 30, 2010 were 85% and $100 respectively. For the year ended December 31, 2010, Borgata’s average occupancy rate and ADR were 85.7% and $131, respectively. Borgata continues to be the market leader with a market share of 18.2% of total casino wins, consisting of a 17.1% market share of total slot wins and 19.6% market share of total table wins for the year ended December 31, 2010. We achieved a 13.6% premium in ADR relative to our nearest competitor for the nine months ended September 30, 2010. In addition, Borgata had one of the highest slot and table game win-per-unit-per-day in the entire northeast gaming region in the year ended December 31, 2010.

Recent Developments

MGM Settlement Agreement

In July 2009, at the request of the NJDGE, the New Jersey Casino Control Commission (the “NJCCC,” together with the NJDGE and any other agency which has, or may at any time hereafter have, jurisdiction over our gaming activities, are collectively referred to as the “Gaming Authorities” and each as a “Gaming Authority”) reopened Borgata’s gaming license for the purpose of examining MGM’s qualifications, as a qualified holding company of MDDC, in light of MGM’s relationship with its joint venture partner in Macau. The NJDGE’s investigation did not conclude that MGM was unsuitable as a casino licensee under applicable New Jersey gaming regulations. However, as a result of the NJDGE’s investigation, MGM and the Gaming Authorities entered into a stipulated settlement agreement providing for, among other things, the transfer on March 24, 2010 by MGM of the MGM Interest and certain land leased to MDDC into the Divestiture Trust established for the purpose of selling the MGM Interest and land to a third party. Pursuant to the terms of the Operating Agreement, BAC has a right of first refusal to purchase the MGM Interest on the same terms as proposed by any third-party buyer. On October 12, 2010, MGM, on behalf of MAC, notified BAC that it had received an offer for the MGM Interest. On October 25, 2010, Boyd, on behalf of BAC, announced its decision to not exercise its right of first refusal in connection with this offer.

In connection with the settlement agreement, BAC and MAC entered into an agreement that, among other things, amended the Operating Agreement to provide for: (i) a priority distribution by MDDHC to BAC of approximately $31 million (equal to the excess prior capital contributions made by BAC) that was made in connection with the refinancing of the Former Credit Facility on August 6, 2010, and (ii) an additional cash distribution of $10 million. Upon the sale of the MGM Interest, the settlement agreement provides that BAC is to receive an additional payment from the Divestiture Trust in an amount (if any) equal to the excess of three percent (3%) of the proceeds from the sale over $10 million. On August 6, 2010, in connection with our issuance of the old notes, we entered into the Credit Facility with MDDC, which replaced the Former Credit Facility. The proceeds from this financing were used, in part, to make the one-time distributions to the Joint Venture Partners referred to above. See “Business—Regulatory Developments,” for more information.

On July 6, 2010, MDDC received a notice from MAC that the trustee of the Divestiture Trust had entered into an agreement with a third party to sell the land contributed by MAC to the Divestiture Trust in connection with MAC’s settlement agreement with the NJDGE, except the land underlying the Surface Parking Lot Ground Lease. On November 4, 2010, MGM announced that it closed the sale of the land leased to MDDC pursuant to four ground leases, all of which remain in effect following the closing. Other than MDDC’s obligation to pay rent (in an amount equal to the amount paid under the Parking Structure Ground Lease) and property taxes pursuant to the Alternative Parking Structure Ground Lease, our obligations under the ground leases are not modified by the sale. See “Business—Detailed Business Overview—Owned and Leased Land.”

Regulatory Matters

On June 24, 2010, the NJCCC approved the renewal of our gaming license effective July 1, 2010 for a five year period ending June 30, 2015. See “Business—Regulatory Developments” for information regarding the New Jersey gaming laws, rules, regulations and supervisory procedures to which we are subject (collectively, the “Gaming Laws”).

The Credit Facility

In connection with our issuance of the old notes, we paid off in full and terminated the Former Credit Facility and entered into the Credit Facility, which provides a $150.0 million four-year revolving credit commitment, of which $75.0 million was drawn at the closing of the sale of the old notes. See “Description of Other Indebtedness” for more information.

Ownership and Organizational Structure

As reflected in the diagram of our organizational structure below, MDFC, the issuer of the exchange notes, is a wholly-owned subsidiary of MDDC. MDDC is the developer, owner and operator of Borgata, including The Water Club. MDDC is owned by a holding company, MDDHC, which is one-half owned by BAC, a first tier subsidiary of Boyd, and one-half owned by the Divestiture Trust, of which MGM and its subsidiaries are the economic beneficiaries. The Operating Agreement designates BAC as the managing member. As managing member of MDDHC, BAC, through MDDHC, has responsibility for the oversight and management of Borgata’s day-to-day operations. The exchange notes will be guaranteed on a senior secured basis by MDDC and, with certain exceptions, any future restricted subsidiaries of MDDC (other than MDFC). Boyd, the parent company of BAC, is a diversified operator of 15 wholly-owned gaming entertainment properties. Headquartered in Las Vegas, Boyd has other gaming operations in Nevada, Mississippi, Illinois, Louisiana and Indiana.

The Exchange Offer

The Exchange Offer	We are offering to exchange up to:

•	$400,000,000 aggregate principal amount of our 2015 exchange notes for $400,000,000 aggregate principal amount of our 2015 old notes; and

•	$400,000,000 aggregate principal amount of our 2018 exchange notes for $400,000,000 aggregate principal amount of our 2018 old notes.

Exchange notes will be issued in minimum denominations of $2,000 and additional integral multiples of $1,000 in excess thereof. To be exchanged, an old note must be properly tendered and accepted. All outstanding old notes that are validly tendered and not validly withdrawn will be exchanged for respective exchange notes issued on or promptly after the expiration date of the exchange offer. Currently, there is $800 million aggregate principal amount of old notes outstanding and no exchange notes outstanding.

The form and terms of the exchange notes will be substantially identical to those of the respective old notes except that the exchange notes will have been registered under the Securities Act. Therefore, the exchange notes will not be subject to certain transfer restrictions, registration rights and certain provisions regarding additional interest applicable to the old notes prior to consummation of the exchange offer.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on —, 2011, unless extended, in which case the term “expiration date” shall mean the latest date and time to which the exchange offer is extended.

Withdrawal	You may withdraw the tender of your old notes at any time prior to the expiration date of the exchange offer. See “The Exchange Offer—Withdrawal Rights.”

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions which we may waive. The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered for exchange. See “The Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering Old Notes	If you are a holder of old notes who wishes to accept the exchange offer, you must:

•

properly complete, sign and date the accompanying letter of transmittal (including any documents required by the letter of transmittal), or a facsimile of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal, and mail or otherwise deliver the letter of transmittal, together with your old notes, to the exchange agent at the address set forth under “The Exchange Offer—Exchange Agent”; or

•

arrange for The Depository Trust Company to transmit certain required information, including an agent’s message forming part of a book-entry transfer in which you agree to be bound by the terms of the letter of transmittal, to the exchange agent in connection with a book-entry transfer.

By tendering your old notes in either manner, you will be representing, among other things, that:

•	you are acquiring the exchange notes issued to you in the exchange offer in the ordinary course of your business;

•

you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes issued to you in the exchange offer; and

•	you are not an “affiliate” of ours within the meaning of Rule 144 under the Securities Act.

See “The Exchange Offer—Procedures for Tendering Old Notes.”

Special Procedures for Beneficial Owners	If you beneficially own old notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and wish to tender your beneficially owned old notes in the exchange offer, you should contact the registered holder promptly and instruct it to tender the old notes on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date. See “The Exchange Offer—Procedures for Tendering Old Notes.”

Guaranteed Delivery Procedures	If you wish to tender your old notes, but:

•	your old notes are not immediately available; or

•	you cannot deliver your old notes, the letter of transmittal or any other documents required by the letter of transmittal to the exchange agent prior to the expiration date; or

•	the procedures for book-entry transfer of your old notes cannot be completed prior to the expiration date;

you may tender your old notes pursuant to the guaranteed delivery procedures set forth in this prospectus and the letter of transmittal. See “The Exchange Offer—Guaranteed Delivery Procedures.”

Acceptance of Old Notes for Exchange and Delivery of Exchange Notes	Upon effectiveness of the registration statement of which this prospectus is a part and commencement of the exchange offer, we will accept any and all old notes that are properly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date. The exchange notes issued pursuant to the exchange offer will be delivered promptly following the expiration date. See “The Exchange Offer—Acceptance of Old Notes For Exchange and Delivery of Exchange Notes.”

Certain Federal Income Tax Considerations	The exchange of exchange notes for old notes in the exchange offer will not be a taxable exchange for U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations.”

Use of Proceeds	We will not receive any proceeds from the issuance of exchange notes pursuant to the exchange offer.

Fees and Expenses	We will pay certain expenses incident to the consummation of the exchange offer and compliance with the registration rights agreement. See “The Exchange Offer—Fees and Expenses.”

Termination of Certain Rights	The old notes were issued and sold in a private offering to Banc of America Securities LLC, Wells Fargo Securities, LLC, J.P. Morgan Securities Inc., Barclays Capital Inc., RBS Securities Inc., UBS Securities LLC, Daiwa Capital Markets America Inc. and Capital One Southcoast, Inc., as the initial purchasers, on August 6, 2010. In connection with that sale, we executed and delivered a registration rights agreement for the benefit of the noteholders.

Pursuant to the registration rights agreement, holders of old notes: (i) have rights to receive additional interest in certain instances; and (ii) have certain rights intended for the holders of unregistered securities. Holders of exchange notes will not be, and upon consummation of the exchange offer, holders of old notes will no longer be, entitled to the right to receive additional interest in certain instances, as well as certain other rights under the registration rights agreement for holders of unregistered securities. See “The Exchange Offer.”

Resale of Exchange Notes	We believe, based on an interpretation by the staff of the SEC contained in several no action letters issued to third parties in other transactions, that you may offer to sell, sell or otherwise transfer the exchange notes issued to you in this exchange offer without complying with the registration and prospectus delivery requirements of the Securities Act; provided that,

•	you are acquiring the exchange notes issued to you in the exchange offer in the ordinary course of your business;

•

you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes issued to you in the exchange offer; and

•	you are not an “affiliate” of ours within the meaning of Rule 144 under the Securities Act.

If you are a broker-dealer and you receive exchange notes for your own account in exchange for old notes that you acquired for your own account as a result of market-making activities or other trading activities, you must acknowledge that you will deliver a prospectus if you decide to resell your exchange notes. See “Plan of Distribution.”

Consequences of Failure to Exchange	If you do not tender your old notes or if you tender your old notes improperly, you will continue to be subject to the restrictions on transfer of your old notes as contained in the legend on the old notes. In general, you may not sell or offer to sell the old notes, except pursuant to a registration statement under the Securities Act or any exemption from registration thereunder and in compliance with all applicable state securities laws. See “The Exchange Offer—Consequences of Failure to Exchange.”

Exchange Agent	U.S. Bank National Association, is the exchange agent for the exchange offer.

The Exchange Notes

The form and term of the exchange notes will be substantially identical to those of the respective old notes except that the exchange notes will not be subject to certain transfer restrictions, registration rights and certain provisions regarding additional interest applicable to the old notes prior to the consummation of the exchange offer.

Issuer	Marina District Finance Company, Inc. One Borgata Way Atlantic City, New Jersey 08401 (609) 317 – 1000

Exchange Notes Offered	Up to $400,000,000 aggregate principal amount of 9 1/2% senior secured notes due 2015 Up to $400,000,000 aggregate principal amount of 9 7/8% senior secured notes due 2018
Maturity Date	2015 exchange notes:	October 15, 2015

	2018 exchange notes:	August 15, 2018

Interest and Payment Dates	2015 exchange notes:	Interest will accrue at a rate of 9.500% per annum, payable semi-annually in cash in arrears on April 15 and October 15 of each year. The first interest payment date will be April 15, 2011.

	2018 exchange notes:	Interest will accrue at a rate of 9.875% per annum, payable semi-annually in cash in arrears on February 15 and August 15 of each year. The first interest payment date was February 15, 2011.

Guarantees	The exchange notes will be guaranteed on a senior secured basis by MDDC, MDFC’s parent (the “Guarantor”), and any future restricted subsidiaries of MDDC. As of the date of issuance of the exchange notes, MDDC’s only subsidiary is MDFC (the “Issuer”) and MDFC has no subsidiaries.

Security	The exchange notes and the guarantees will be secured by a first- priority lien on substantially all of MDDC’s, MDFC’s and any future subsidiary guarantor’s assets, subject to certain exceptions and to Permitted Liens, as provided in the indenture for the exchange notes (the “Collateral”). The Collateral also secures the obligations under the Credit Facility. In the event of a foreclosure on the Collateral or an insolvency proceeding, obligations under the Credit Facility will be paid prior to any payments being made with respect to the exchange notes. In addition, in the future we may be able to incur additional indebtedness under a credit agreement or incur other indebtedness to refinance a redemption, repurchase or repayment of exchange notes, or any outstanding old notes, that is secured by a lien on the Collateral, with payment rights in the event of a foreclosure on the Collateral or an insolvency proceeding that is pari passu with the payment rights of holders of the exchange notes that remain outstanding. See “Description of Exchange Notes—Security” and “—Intercreditor Agreement.”

Ranking

The exchange notes will be MDFC’s senior secured obligations and the guarantee will be MDDC’s senior secured obligation and, in each case, will rank:

•    together with indebtedness under the Credit Facility and any other first lien secured obligations, effectively senior in right of payment to all of our and any future subsidiary guarantor’s existing and future unsecured obligations to the extent of the value of the Collateral, subject to the intercreditor agreement described below;

•    senior in right of payment to any of our and any future subsidiary guarantor’s future obligations that are expressly subordinated in right of payment to the exchange notes or the guarantees, as applicable;

•    equal in right of payment with all of our and any future subsidiary guarantor’s unsecured and unsubordinated obligations to the extent that the value of the Collateral is less than the obligations secured thereby; and

•    structurally junior to all obligations of any of MDDC’s future subsidiaries that are not guarantors.

As of December 31, 2010, we had approximately $860.9 million of total indebtedness, on a consolidated basis, and $89.1 million of unused commitments under the Credit Facility.

Intercreditor Agreement	The trustee, the collateral agent under the indenture governing the exchange notes and the administrative agent under the Credit Facility entered into an intercreditor agreement that provides for payment priority to holders of secured obligations under the Credit Agreement relative to holders of the exchange notes in connection with any foreclosure on the Collateral or insolvency proceedings and certain other matters relating to the administration of the security interests. See “Description of Exchange Notes—Intercreditor Agreement.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes.

Optional Redemption	2015 exchange notes:	MDFC may redeem some or all of the 2015
exchange notes on or after October 15,
2013, at any time at the redemption prices
described in the section “Description of
Exchange Notes—Optional Redemption.”
At any time prior to October 15, 2013, the
exchange notes may be redeemed at 100%
of the principal amount thereof, plus a
“make-whole premium” and accrued and

unpaid interest and all amounts, if any, payable pursuant to the provisions relating to additional interest (i) as described in “Description of Exchange Notes—Events of Default and Remedies” and (ii) as provided in the registration rights agreement as described in “The Exchange Offer—Additional Interest” (collectively, “Additional Interest”) to, but not including, the redemption date as described in the section “Description of Exchange Notes—Optional Redemption.” In addition, until October 15, 2013, MDFC may redeem up to 35% of the 2015 exchange notes at a redemption price of 109.50% of the principal amount, plus accrued and unpaid interest and Additional Interest, if any, to the redemption date, with the net cash proceeds from certain equity offerings.

	2018 exchange notes:	MDFC may redeem some or all of the 2018 exchange notes on or after August 15, 2014, at any time at the redemption prices described in the section “Description of Exchange Notes—Optional Redemption.” At any time prior to August 15, 2014, the exchange notes may be redeemed at 100% of the principal amount thereof, plus a “make-whole premium” and accrued and unpaid interest and all amounts, if any, payable pursuant to the provisions relating to Additional Interest to, but not including, the redemption date as described in the section “Description of Exchange Notes—Optional Redemption.” In addition, until August 15, 2013, MDFC may redeem up to 35% of the 2018 exchange notes at a redemption price of 109.875% of the principal amount, plus accrued and unpaid interest and Additional Interest, if any, to the redemption date, with the net cash proceeds from certain equity offerings.

Special Redemption	2015 exchange notes:	At any time prior to October 15, 2013, MDFC may redeem up to an aggregate of 10% of the 2015 exchange notes in each twelve month period at a redemption price of 103% of the principal amount thereof plus accrued and unpaid interest and Additional Interest, if any, to, but not including, the redemption date. See “Description of Exchange Notes—Optional Redemption.”

	2018 exchange notes:	At any time prior to August 15, 2013, MDFC may redeem up to an aggregate of 10% of the 2018 exchange notes in each twelve month period at a redemption price of 103% of the principal amount thereof plus accrued and unpaid interest and Additional Interest, if any, to, but not including, the redemption date. See “Description of Exchange Notes—Optional Redemption.”

Redemption Based Upon Gaming Laws

The exchange notes are subject to redemption requirements imposed by gaming laws and regulations of gaming authorities in jurisdictions in which we conduct gaming operations. See “Description of Exchange Notes — Mandatory Disposition or Redemption Pursuant to Gaming Laws.”

Change of Control	Upon a change of control or, if the exchange notes have investment grade status, a change of control triggering event, we must offer to repurchase the exchange notes at 101% of the principal amount, plus accrued interest and Additional Interest, if any, to, but not including, the purchase date. See “Description of Exchange Notes—Repurchase at the Option of Holders––Change of Control.”

Certain Indenture Provisions

The indenture governing the exchange notes contains covenants that limit, among other things, our ability to:

•    incur additional indebtedness or liens;

•    pay dividends or make distributions on our capital stock or repurchase our capital stock;

•    make certain investments;

•    place restrictions on the ability of subsidiaries to pay dividends or make other distributions to us;

•    sell certain assets or merge with or into other companies; and

•    enter into certain types of transactions with the Joint Venture Partners and affiliates.

These covenants are subject to important exceptions and qualifications, which are described in “Description of Exchange Notes—Certain Covenants.”

Risk Factors	See the section entitled “Risk Factors” for a description of certain of the risks you should consider before participating in the exchange offer, including factors affecting forward-looking statements.

Summary Consolidated Historical Financial Data

The following table presents our summary consolidated historical financial data and reflects our operations and financial position at the dates and for the periods indicated. The data for each of the years ended December 31, 2010, 2009 and 2008 was derived from our audited consolidated historical financial statements. You should read the information set forth below in conjunction with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Fiscal Year Ended December 31,
	2010	2009	2008
	($ in thousands, except as indicated below)
Statement of Operations Data:
Revenues
Gaming	$643,904	$691,428	$734,306
Food and beverage	147,751	143,410	147,334
Room	115,199	113,143	110,616
Other	42,931	42,620	52,207

Gross Revenues	949,785	990,601	1,044,463
Less promotional allowances	211,356	213,193	213,974

Net Revenues	738,429	777,408	830,489
Costs and expenses
Gaming	263,823	280,620	311,387
Food and beverage	69,489	64,217	66,494
Room	13,992	11,940	13,863
Other	34,334	34,908	39,784
Selling, general and administrative	123,963	128,164	130,503
Maintenance and utilities	63,435	59,900	71,322
Depreciation and amortization	69,640	78,719	76,096
Preopening expenses	—	699	5,570
Write-downs and other items, net	60	(28,606)	162

Total costs and expenses	638,736	630,561	715,181

Operating income	99,693	146,847	115,308
Interest expense, net of amounts capitalized	50,199	27,668	29,049

Income before provision for state income taxes	49,494	119,179	86,259
Provision for state income taxes	5,273	10,938	2,970

Net income	$44,221	$108,241	$83,289

Cash Flow Data:
Net cash provided by operating activities	$146,197	$184,738	$166,730
Net cash used in investing activities	16,723	211	150,232
Net cash distributed to members	281,471	120,271	39,159

Balance Sheet Data (at period end):
Cash and cash equivalents	$42,099	$46,894	$43,690
Property and equipment, net	1,312,196	1,366,008	1,431,118
Total assets	1,446,521	1,501,951	1,577,663
Total debt	835,370	679,619	740,536
Member equity	461,531	698,781	710,811

Other Data (unaudited):
Number of slot positions (weighted average)	3,474	3,925	3,931
Number of table games (weighted average)	184	182	182
Win per slot per day (in actual $)	322	301	305
Win per table per day (in actual $)	2,998	3,541	4,013
Revenue per available room (average during the period) (in actual $)	115	113	127
Ratio of earnings to fixed charges(1)	2.9x	5.9x	3.7x

Credit Statistics (2)
Total debt	$860,900

(1)	Fixed charges include: (a) interest expensed, (b) interest capitalized, (c) amortized debt financing costs and (d) an estimate of interest component within rental expense.
(2)	The credit statistics are as of December 31, 2010 and consist of the face amount of all old notes outstanding, at a blended interest rate of 9.6875%, and outstanding borrowings under the Credit Facility, at a blended interest rate of 4.5%.

RISK FACTORS

An investment in the exchange notes involves a high degree of risk. In addition to the other information in this prospectus, prospective investors should carefully consider the following risks before participating in the exchange offer. If any of the following risks actually occur, our business, financial condition or operating results could be materially adversely affected, which, in turn, could adversely affect our ability to pay interest or principal on the exchange notes or otherwise fulfill our obligations under the indenture governing the exchange notes. As used herein, the term “notes” means both the exchange notes and the old notes, unless otherwise indicated.

Risks Related to the Exchange Offer

An active trading market may not develop for the old notes or the exchange notes.

We are offering the exchange notes to the holders of the old notes. The old notes were sold in August 2010 to a small number of qualified institutional buyers in the United States and to investors outside of the United States under Regulation S and were subject to certain restrictions on transfer. To the extent that the old notes are tendered and accepted in the exchange offer, the trading market for untendered and tendered but unaccepted old notes will be adversely affected. We cannot assure you that the market will provide liquidity for you if you want to sell your old notes. The liquidity of the trading market in the old notes and the exchange notes, and the market price quoted for the exchange notes and the old notes may be adversely affected by:

•	changes in the overall market for these types of securities;

•	changes in our financial performance or prospects;

•	the prospects for companies in our industry generally;

•	the number of holders of the notes;

•	the interest of securities dealers in making a market for the notes; and

•	prevailing interest rates.

As a result, you cannot be sure that an active trading market will develop for the old notes or the exchange notes.

The exchange notes will be registered under the Securities Act, but will constitute a new issue of securities with no established trading market. Moreover, the exchange notes will not be listed on any stock exchange. We cannot assure you that all of the exchange notes will be freely tradable without a restrictive legend after the exchange offer, nor can we assure you as to the liquidity of the markets that may develop for the exchange notes, your ability to sell the exchange notes or the price at which you would be able to sell the exchange notes. If such markets were to exist, the exchange notes could trade at prices lower than their principal amount or purchase price depending on many factors, including prevailing interest rates and the markets for similar securities. The initial purchasers of the old notes have advised us that they presently intend to make a market in the exchange notes after completion of the exchange offer, as permitted by applicable laws and regulations. However, they are not obligated to do so, and any market-making activities that the initial purchasers do engage in may be discontinued at any time without notice. In addition such market-making activity may be limited during the pendency of the exchange offer.

Restrictions on exchange offer.

Issuance of exchange notes in exchange for old notes pursuant to the exchange offer will be made only after timely receipt by the exchange agent of a properly completed and duly executed letter of transmittal, or an agent’s message in lieu thereof, including all other documents required by such letter of transmittal. Therefore, holders of old notes desiring to tender such old notes in exchange for exchange notes should allow sufficient time to ensure timely delivery. We and the exchange agent are under no duty to give notification of defects or irregularities with respect to the tenders of old notes for exchange. Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “The Exchange Offer—Resale of Exchange Notes” and “Plan of Distribution.”

Consequences of failure to exchange.

Holders of old notes who do not exchange their old notes for exchange notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of such old notes as set forth in the legend on the old notes. In general, the old notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. To the extent that old notes are tendered and accepted in the exchange offer, the trading market for untendered and tendered but unaccepted old notes could be adversely affected. See “The Exchange Offer—Consequences of Failure to Exchange.”

Pursuant to the terms of the registration rights agreement, we will be required to use commercially reasonable efforts to file a shelf registration statement pursuant to Rule 415 of the Securities Act if (i) the exchange offer is not permitted by applicable law or SEC policy, (ii) the exchange offer is not consummated by August 8, 2011 or (iii) if any holder of the old notes notifies us prior to the 10the business day following consummation of the exchange offer that (a) such holder, alone or together with other holders who hold in the aggregate at least $1.0 million in principal amount of old notes, was prohibited by applicable law or SEC policy from participating in the exchange offer, (b) such holder may not resell the exchange notes to the public without delivery of a prospectus and the prospectus contained in the exchange offer registration statement may not be used for such resales by such holder or (c) such holder is a broker-dealer who holds old notes acquired directly from us or any of our affiliates. See “The Exchange Offer—Shelf Registration Statement.”

Your ability to sell your exchange notes may be impaired because the exchange notes are non-investment grade debt.

At the time of this exchange offer, the exchange notes are non-investment grade debt. There can be no assurance that the exchange notes will ever achieve or maintain investment grade status. Many institutional investors have policies which prohibit or restrict their investment in non-investment grade debt. As a result, any trading market which may develop for the exchange notes may be relatively illiquid and you may encounter difficulties in disposing of your exchange notes. Moreover, the market for non-investment grade debt has, historically, been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. We cannot assure you that the market, if any, for the exchange notes will be free from similar disruptions, and any such disruptions may adversely affect the prices at which you may sell your exchange notes.

Risks Related to the Exchange Notes

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under the exchange notes.

We have now, and will continue to have after the exchange offer, a significant amount of indebtedness. As of December 31, 2010, we had $835.4 million of net indebtedness outstanding, which was comprised of $60.9 million outstanding under the Credit Facility and $774.5 million, net of the unamortized discounts and debt financing costs, outstanding under the exchange notes.

Our substantial indebtedness could have important consequences. For example, it could:

•

make it more difficult for us to satisfy our obligations with respect to the exchange notes and our other indebtedness, which could in turn result in an event of default on the exchange notes or such other indebtedness;

•	limit our ability to borrow additional funds or to sell assets to raise funds, if needed, for working capital, capital expenditures, acquisitions or other purposes;

•	increase our vulnerability to adverse economic and industry conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, future business opportunities or other purposes, such as funding our working capital and capital expenditures;

•	limit our flexibility in planning for, or reacting to, changes in the business and industry in which we operate;

•	place us at a competitive disadvantage compared to certain competitors that have proportionately less debt; and

•

prevent us from raising the funds necessary to repurchase all of the exchange notes tendered to us upon the occurrence of a change of control, which would constitute a default under the indenture governing the exchange notes, which in turn could trigger a default under the Credit Facility if the Credit Facility remains outstanding after such change of control.

The occurrence of any one of these events could have a material adverse effect on our business, financial condition, results of operations, prospects or ability to satisfy our obligations under the exchange notes.

In addition to the indebtedness under the exchange notes and the Credit Facility, we may be able to incur substantially more indebtedness. This could exacerbate the risks associated with our substantial indebtedness.

We and MDDC’s future subsidiaries may be able to incur substantially more debt in the future. Although the indenture governing the exchange notes and the Credit Facility contain restrictions on our incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions and, under certain circumstances, indebtedness incurred in compliance with these restrictions could be substantial. The terms of the indenture permit us to incur additional indebtedness, including additional secured indebtedness. If we incur any additional indebtedness secured by liens on the Collateral that rank equally with those securing the exchange notes, the holders of that indebtedness will be entitled to share ratably with you in any proceeds distributed in connection with any foreclosure, insolvency, liquidation, reorganization, dissolution or other similar proceedings.

Our ability to generate cash depends on many factors beyond our control, and we may not be able to generate the cash required to service our debt.

Our ability to make payments on, or repay or refinance, our indebtedness, including the exchange notes, and to fund planned capital expenditures, will depend largely upon our future operating performance. Our future performance, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In particular, if adverse regional and national economic conditions persist, worsen, or fail to improve significantly, we could experience decreased revenues from our operations attributable to decreases in consumer spending levels and could fail to generate sufficient cash to fund our liquidity needs or fail to satisfy the financial and other restrictive covenants that we are subject to under our indebtedness. In addition, our ability to borrow funds in the future to make payments on our indebtedness will depend on the satisfaction of the covenants in the indenture, the Credit Facility and our other debt agreements, and other agreements we may enter into in the future. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under the Credit Facility or from other sources in an amount sufficient to enable us to pay our indebtedness, including the exchange notes, or to fund our other liquidity needs.

We cannot assure you that we will be able to refinance any of our indebtedness, including the Credit Facility, on commercially reasonable terms or at all. In particular, the Credit Facility matures prior to the maturity of the exchange notes. If we were unable to make payments or refinance our indebtedness or obtain new financing when needed, we would have to consider other options, such as the sale of assets, the sales of equity and/or negotiations with our lenders to restructure the applicable indebtedness. The indenture governing the exchange notes, the Credit Facility and our other debt instruments may restrict, or market or business conditions may limit, our ability to take some or all of these actions.

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the exchange notes.

If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal or, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness, we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. Any default under the agreements governing our indebtedness, including a default under the Credit Facility that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness, could render us unable to pay the principal or, premium, if any, and interest on the exchange notes and substantially decrease the market value of the exchange notes.

The indenture governing the exchange notes and the Credit Facility contain various covenants limiting the discretion of our management in operating our business and could prevent us from capitalizing on business opportunities and taking some corporate actions.

The indenture governing the exchange notes and the Credit Facility impose significant operating and financial restrictions on us. These restrictions limit or restrict, among other things, our ability to:

•	incur additional indebtedness;

•	make restricted payments (including paying dividends on, redeeming, repurchasing or retiring the capital stock of MDFC or the membership interests of MDDC);

•	make investments;

•	create, incur or suffer to exist liens;

•	sell assets;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends, make loans or transfer assets to us;

•	engage in transactions with affiliates; and

•	consolidate, merge or sell all or substantially all of our assets.

These restrictions on our ability to operate our business could seriously harm our business by, among other things, limiting our ability to take advantage of financing, merger and acquisition and other business opportunities. These covenants and financial tests, with respect to the exchange notes, are described under the heading “Description of Exchange Notes—Certain Covenants” and, with respect to the Credit Facility, are described under the heading “Description of Other Indebtedness.”

Various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants. Failure to comply with any of the covenants in our existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity of the indebtedness under these agreements, terminate any funding commitments and foreclose upon any collateral securing such indebtedness. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations, including our obligations under the exchange notes. We would, therefore, be required to seek alternative sources of funding, which may not be available on commercially reasonable terms, terms as favorable as our current agreements or at all, or face bankruptcy. If we are unable to refinance our indebtedness or find alternative means of financing our operations, we may be required to curtail our operations or take other actions that are inconsistent with our current business practices or strategy. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders or amend the covenants.

The value of the Collateral securing the exchange notes may not be sufficient to satisfy all our obligations under the exchange notes.

In the event of a foreclosure on the Collateral (or a distribution in respect thereof in a bankruptcy or insolvency proceeding), the proceeds from the Collateral securing the Credit Facility and the exchange notes may not be sufficient to satisfy the exchange notes because such proceeds would, under the intercreditor agreement, first be applied to satisfy our priority payment obligations under the Credit Facility. Only after all of our priority payment obligations under the Credit Facility have been satisfied will proceeds from such Collateral be applied to satisfy our obligations under the exchange notes.

The value of the Collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers for the Collateral. By its nature, some or all of the Collateral may be illiquid and may have no readily ascertainable market value. The value of the assets pledged as the Collateral for the exchange notes could be impaired in the future as a result of changing economic conditions, competition or other future trends. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, no assurance can be given that the proceeds from any sale or liquidation of the Collateral securing our obligations under the Credit Facility and the exchange notes will be sufficient to pay our obligations under the exchange notes, in full or at all, after first satisfying our priority payment obligations in full under the Credit Facility. There also can be no assurance that the Collateral will be saleable, and, even if saleable, the timing of its liquidation would be uncertain. Accordingly, there may not be sufficient Collateral to pay all or any of the amounts due on the exchange notes. Any claim for the difference between the amount, if any, realized by holders of the exchange notes from the sale of the Collateral securing the exchange notes and the obligations under the exchange notes rank equally in right of payment with all of our other unsecured unsubordinated indebtedness and other obligations, including trade payables.

The indenture governing the exchange notes allows liens in favor of other secured creditors with priority over the liens securing the exchange notes. There are also certain categories of property that are excluded from the Collateral.

The indenture permits liens in favor of third parties to secure other obligations or additional debt, including purchase money indebtedness and capital lease obligations. In some cases, such liens could have priority over the liens granted to the collateral agent to secure the guarantees or the obligations under the exchange notes. The scope of permitted liens, and our ability to incur purchase money indebtedness and capital lease obligations, are subject to the limitations described in “Description of Exchange Notes—Certain Covenants—Limitation on Indebtedness” and “—Limitation on Liens.”

To the extent that liens permitted under the indenture encumber any of the Collateral securing the exchange notes and the guarantees, the other secured parties may have rights and remedies with respect to the Collateral that could adversely affect the value of the Collateral and the ability of the collateral agent, the trustee under the indenture or the holders of the exchange notes to realize or foreclose on the Collateral. Such liens and rights include, among other things, potential mechanics’ liens that could be filed by suppliers, contractors or other parties in connection with our ongoing renovation projects at Borgata. Consequently, liquidating the Collateral securing the exchange notes may not result in proceeds in an amount sufficient to pay any amounts due under the exchange notes after also satisfying the obligations to pay any creditors with superior liens and obligations under the Credit Facility. If the proceeds of any sale of the Collateral are not sufficient to repay all amounts due on the exchange notes, the holders of the exchange notes (to the extent the exchange notes are not repaid from the proceeds of the sale of the Collateral) would have only an unsecured, unsubordinated claim against our and the guarantors’ remaining assets.

Certain categories of assets are excluded from the Collateral securing the exchange notes and the guarantees. Excluded assets include (i) capital stock of any person, (ii) any right, title or interest of MDDC or any guarantor in any gaming license, (iii) certain non-assignable permits, licenses and contractual obligations, (iv) any real properties owned by us that are not material real properties and (v) any real properties leased by us that are not material leasehold interests. In addition, we will not be obligated to perfect the security interest in personal property other than deposit accounts with respect to which a lien cannot be perfected by the filing of a financing statement, up to an aggregate book value of $35 million at any time. See “Description of Exchange Notes—Security.” If an event of default occurs and the exchange notes are accelerated, the exchange notes and the guarantees will rank equally with the holders of other unsubordinated and unsecured indebtedness of the relevant entity with respect to such excluded property.

It may be difficult to realize the value of the Collateral pledged to secure the exchange notes.

Our obligations under the exchange notes and the guarantees are secured by substantially all of our and each guarantor’s property and assets. With respect to some of the Collateral, the collateral agent’s security interest and ability to foreclose will be limited by the need to meet certain requirements, such as obtaining third-party consents and governmental approvals, complying with state law requirements and making additional filings. If we are unable to obtain these consents and approvals, comply with such requirements or make such filings, we may not be able to realize the value of the Collateral subject to such security interests. We cannot assure you that any such required consents or approvals can be obtained on a timely basis or at all. These requirements may limit the number of potential bidders for certain collateral in any foreclosure and may delay any sale, either of which events may have an adverse effect on the sale price of the Collateral. Therefore, without the appropriate consents, approvals and filings, the practical value of realizing on the Collateral may be limited.

In addition, our business requires numerous federal, state and local permits and licenses. Continued operation of Borgata depends on the maintenance of such permits and licenses. Our business may be adversely affected if we are unable to comply with existing regulations or requirements or changes in applicable regulations or requirements. In the event of foreclosure, the transfer of such permits and licenses may be prohibited or may require us to incur significant cost and expense. Further, we cannot assure you that the applicable governmental authorities will consent to the transfer of all such permits. If the regulatory approvals required for such transfers are not obtained or are delayed, the foreclosure may be delayed, a temporary shutdown of operations may result and the value of the Collateral may be significantly impaired.

The security interest of the collateral agent, for the benefit of the trustee under the indenture or the holders of the exchange notes, is subject to practical problems generally associated with the realization of security interests in collateral. For example, the collateral agent may need to obtain the consent of third parties to enforce a security interest in certain of the assets consisting of the Collateral, and we cannot assure you that the collateral agent will be able to obtain any such consent. Accordingly, the collateral agent may not have the ability to foreclose upon such assets, and the value of the Collateral may significantly decrease.

Gaming Laws will impose additional restrictions on foreclosure.

The ability of the collateral agent under the intercreditor agreement to foreclose upon the gaming assets that constitute a portion of the Collateral is limited by applicable Gaming Laws. Specifically, MDDC’s gaming license is not included as part of the Collateral and neither the collateral agent nor any holder of the exchange notes is permitted to operate or manage any gaming business or assets, including gaming devices, unless such person has been licensed under applicable Gaming Laws for such purpose. In addition, Gaming Laws generally require that all persons who propose to own interests in licensed gaming operations be found suitable or qualified by the NJCCC. Consequently, the collateral agent and, in certain circumstances, holders of the exchange notes would be required to file applications with the Gaming Authorities for qualification or a petition for waiver or exemption with the NJDGE, as well as to file a petition requesting approval to enforce a security interest in gaming assets before they take steps to enforce the security interest. In addition, a prospective purchaser of the assets or properties comprising the gaming businesses of Borgata would also be required to file the necessary applications, be investigated, provide all information requested by the investigating body, pay all fees and costs charged by the Gaming Authorities for such investigations, and be found suitable by the NJCCC before acquiring the gaming assets that constitute a portion of the Collateral through the foreclosure sale. Although the Gaming Laws permit interim qualification and the placement of the gaming assets into an interim casino authorization trust during the time an applicant is being fully qualified, these requirements may nonetheless limit the number of potential bidders who would participate in any foreclosure or bankruptcy sale and may delay the sale of the gaming assets that constitute a portion of the Collateral, either of which could have an adverse effect on the amount of proceeds received from such sales. Further, in the event of a bankruptcy of the gaming licensee or a foreclosure on a lien by a person holding a security interest for which gaming devices are security in whole or in part for the lien, the Gaming Authorities may authorize the disposition of the gaming devices; however, such disposition may only be made in the manner approved by the Gaming Authorities.

Rights of holders of exchange notes in the Collateral may be adversely affected by the failure to perfect liens on certain collateral acquired in the future.

Applicable law requires that certain property and rights acquired after the grant of a general security interest or lien can only be perfected at the time such property and rights are acquired and identified. There can be no assurance that the trustee or the collateral agent will monitor, or that we will inform the collateral agent or the trustee of, the future acquisition of property and rights that constitute collateral, and that the necessary action will be taken to properly perfect the lien on such after-acquired collateral. Neither the collateral agent nor the trustee for the holders of the exchange notes has any obligation to monitor the acquisition of additional property or rights that constitute Collateral or the perfection of any security interests therein. Such failure may result in the loss of the practical benefits of the liens thereon or of the priority of the liens on such property or assets.

Claims of creditors of subsidiaries which do not guarantee the exchange notes will be structurally senior and have priority over holders of the exchange notes with respect to the assets and earnings of such subsidiaries.

While we have no subsidiaries at the time of issuance of the exchange notes, subsidiaries we form or acquire in the future may not necessarily be guarantors under the indenture. All liabilities of such subsidiaries that do not guarantee the exchange notes will be effectively senior to the exchange notes to the extent of the value of the assets of such non-guarantor subsidiaries. See “Description of Exchange Notes—Certain Covenants—Additional Note Guarantees.”

Fraudulent conveyance laws may permit courts to void the guarantees of the exchange notes in specific circumstances, which would interfere with the payment of the guarantees and realization upon Collateral owned by the guarantors.

MDFC’s issuance of the exchange notes and the issuance of the guarantees by MDDC, MDFC’s parent, and any of MDDC’s future subsidiaries may be subject to review under federal and state fraudulent conveyance or similar laws. Under the federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, any guarantee made by MDDC or any of MDDC’s future subsidiaries could be voided, or claims under the guarantee made by MDDC or any of MDDC’s future subsidiaries could be subordinated to all other obligations of MDDC or any such subsidiary, if MDDC or the subsidiary, at the time it incurred the obligations under any guarantee:

•	incurred the obligations with the intent to hinder, delay or defraud creditors; or

•	received less than reasonably equivalent value in exchange for incurring those obligations; and was insolvent or rendered insolvent by reason of that incurrence;

•	was engaged in a business or transaction for which such person’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they mature.

A legal challenge to the obligations under any guarantee on fraudulent conveyance grounds could focus on any benefits received in exchange for the incurrence of those obligations. Because a portion of the proceeds from the offering of the old notes was used to fund a dividend to the members of MDDHC, a court could conclude that the old notes were issued for less than reasonably equivalent value. The obligations of each guarantor under its note guarantee contain a net worth limitation to reduce the risk that a note guarantee would constitute a fraudulent conveyance under applicable law.

The measures of insolvency for purposes of the fraudulent transfer laws vary depending on the law applied in the proceeding to determine whether a fraudulent transfer has occurred. Generally, however, an entity would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, is greater than the fair saleable value of all of its assets;

•

the present fair saleable value of its assets is less than the amount that would be required to pay its probable liabilities on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it cannot pay its debts as they become due.

If a guarantee of the exchange notes by MDDC or a future subsidiary were avoided as a fraudulent transfer, holders of other indebtedness of, and trade creditors of, MDDC or that subsidiary would generally be entitled to payment of their claims from the assets of MDDC or the subsidiary that constitute a portion of the Collateral before such assets could be made available for distribution to us to satisfy our own obligations such as the exchange notes.

The intercreditor agreement in connection with the indenture governing the exchange notes limits the rights of the holders of the exchange notes and their control with respect to the Collateral securing the exchange notes.

The rights of the holders of the exchange notes with respect to the Collateral may be substantially limited pursuant to the terms of the intercreditor agreement. Under the intercreditor agreement, if amounts or commitments remain outstanding under the Credit Facility, actions taken in respect of the Collateral, including the ability to cause the commencement of enforcement proceedings against the Collateral and to control the conduct of these proceedings, will be at the sole direction of the holders of the obligations under the Credit Agreement, subject to certain limitations. As a result, the trustee, on behalf of the holders of the exchange notes, may not have the ability to control or direct these actions, even if the rights of the holders of the exchange notes are adversely affected. See “Description of Exchange Notes—Intercreditor Agreement.”

In the event of a bankruptcy, the ability of the holders of the exchange notes to realize upon the Collateral will be subject to certain bankruptcy law limitations.

In addition to limitations under the intercreditor agreement, bankruptcy law could prevent the collateral agent from repossessing and disposing of, or otherwise exercising remedies in respect of, the Collateral upon the occurrence of an event of default if a bankruptcy proceeding were to be commenced by or against us or the guarantors prior to the collateral agent having repossessed and disposed of, or otherwise exercised remedies in respect of, the Collateral. Under the U.S. bankruptcy code, a secured creditor such as the collateral agent is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval. Moreover, the bankruptcy code permits the debtor to continue to retain and to use collateral even though the debtor is in default under the applicable debt instrument; provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to the circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the collateral. The court may find “adequate protection” if the debtor pays cash or grants additional security, if and at such times as the court in its discretion determines, for any diminution in the value of the collateral during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments with respect to the exchange notes could be delayed following commencement of a bankruptcy case, whether or when the collateral agent could repossess or dispose of the Collateral or whether or to what extent holders would be compensated for any delay in payment or loss of value of the Collateral through the requirement of “adequate protection.”

Any future pledge of Collateral might be avoidable in bankruptcy.

Any future pledge of Collateral in favor of the collateral agent, including pursuant to mortgages and other security documents delivered after the date of the indenture governing the exchange notes, might be avoidable by the pledgor (as debtor-in-possession) or by its trustee in bankruptcy if certain events or circumstances exist or occur, including, among others, if the pledgor is insolvent at the time of the pledge, the pledge permits the holders of the exchange notes to receive a greater recovery than if the pledge had not been given and a bankruptcy proceeding in respect of the pledgor is commenced within 90 days following the pledge or, in certain circumstances, a longer period.

The market valuation of the exchange notes, if any, may be exposed to substantial volatility.

A real or perceived economic downturn or higher interest rates could cause a decline in the value of the exchange notes, and to high yield notes generally, and thereby negatively impact the market for high yield notes, and more specifically, the exchange notes offered hereby. Because an active trading market may not develop for the exchange notes, it may be more difficult to sell and accurately value the exchange notes. In addition, as has recently been evident in the turmoil in the global financial markets, the present economic slowdown and the uncertainty over its breadth, depth and duration, the market for high yield notes can experience sudden and sharp price swings, which may impact the valuation of the exchange notes and may be further exacerbated by large or sustained sales by major investors in the exchange notes, a high-profile default by another issuer or simply a change in the market’s psychology regarding high yield notes. Moreover, if one of the major rating agencies lowers its credit rating of the exchange notes, the price of the exchange notes will likely decline.

Holders or beneficial owners of the exchange notes may be required to dispose of, or we may be permitted to redeem, the exchange notes pursuant to gaming laws.

A Gaming Authority may require that a holder of the exchange notes be licensed, qualified or found suitable, or comply with any other requirement under applicable Gaming Laws. By the terms of the indenture governing the exchange notes, holders of the exchange notes will agree to comply with all Gaming Law requirements, including to apply for a license, qualification or a finding of suitability, within the required time period, as provided by the Gaming Authority. We will not be responsible for any costs or expenses such holder may incur in connection with such holder’s application for a license, qualification or a finding of suitability, or compliance with any other requirement of a Gaming Authority.

In particular, under recent amendments to the Casino Control Act, a casino licensee must demonstrate by clear and convincing evidence the good character, honesty and integrity of all financial backers, including holders of the exchange notes, which bear any relation to a casino project who hold 25% or more of such financial instruments or evidences of indebtedness; provided, however, in circumstances of default, any person holding 10% of such financial instruments or evidences of indebtedness shall be required to establish and maintain such qualification; and further provided, that the applicable New Jersey Gaming Authority may in its discretion require qualification in any event at a lower threshold. The recent amendments to the Casino Control Act raised the threshold at which licensure or qualification will generally be required. Banking and other licensed lending institutions which make a loan or hold a mortgage or other lien acquired in the ordinary course of business are generally exempt from this requirement. As more fully described under “Business—New Jersey Gaming Regulations,” the Gaming Laws also contain provisions that permit waiver if the holder of securities is an “institutional investor” as defined under the Gaming Laws and certain other conditions are met.

Prior approval of the transfer of publicly traded securities is generally not necessary. However, licensure, qualification, exemption or waiver of the purchaser as described herein may be necessary. There is no guarantee that the holders of the exchange notes will be found exempt or will be waived from qualification. There is also no assurance that if qualification of a holder of the exchange notes or its affiliates is required by a Gaming Authority, that the NJCCC will deem such holder or its affiliates qualified.

The Gaming Laws contain a provision for the placement of securities into an interim casino authorization trust with a trustee appointed by the Gaming Authorities during the time any security holder is being qualified. See “Business—New Jersey Gaming Regulations.”

You may be required to dispose of, or we may be permitted to redeem, the exchange notes pursuant to Gaming Laws.

Pursuant to the Gaming Laws and the indenture governing the exchange notes, if, at any time, any Gaming Authority requires that a holder or beneficial owner of the exchange notes be licensed, qualified or found suitable under the Gaming Laws and that holder or beneficial owner:

•	fails to apply for a license, authorization, qualification or finding of suitability within 30 days (or such shorter period as may be required by the applicable gaming authority); or

•	is denied such license, authorization, qualification or finding of suitability,

subject to the Gaming Laws including any remedial action the Gaming Authorities may deem appropriate, we will have the right to require such holder or beneficial owner to dispose of its exchange notes within a time period specified by MDFC (or such earlier date as may be required by the Gaming Authority or any later date as extended by the Gaming Authority) in which case our obligation to pay any interest after the receipt of such notice shall be limited as provided in such Gaming Laws. Thereafter we will have the right to redeem the exchange notes held by such holder or beneficial owner at a redemption price equal to the lesser of: (i) the lowest closing sale price of the exchange notes on any trading day during the 120-day period ending on the date on which we have received notice from a Gaming Authority of such holder’s disqualification or (ii) the price at which such holder or beneficial owner acquired the exchange notes, unless a different redemption price is required by the Gaming Authority, in which event such required price shall be the redemption price.

Finally, under such circumstances, a holder of the exchange notes would not be entitled to exercise any rights of ownership of the exchange notes if such holder fails to obtain the required license, qualification or finding of suitability. For more information, see “Description of Exchange Notes—Mandatory Disposition or Redemption Pursuant to Gaming Laws.”

In the event that divestiture is requested, but such divestiture does not occur, the Gaming Authorities have the power to refuse to issue, or to revoke or suspend, our New Jersey gaming license and/or our qualification for licensure; provided, however, if the NJCCC also finds that: (1) we have complied with the Gaming Laws; (2) we have made a good faith effort, including the prosecution of all legal remedies, to comply with any order of the NJCCC or the NJDGE requiring divestiture; and (3) such disqualified holder does not have the ability to control us or to elect one or more members of our board of directors, the NJCCC may not take action against us with respect to the continued ownership of the security interest by the disqualified holder.

We may be unable to repurchase the exchange notes upon a change of control as required by the indenture governing the exchange notes.

Upon the occurrence of certain specific kinds of change of control events specified in “Description of Exchange Notes—Repurchase at the Option of Holders––Change of Control,” we must offer to repurchase all outstanding notes at 101% of their principal amount, plus accrued and unpaid interest and Additional Interest, if any. In such circumstances, we cannot assure you that we would have sufficient finds available to repay all of our indebtedness that would become payable upon a change of control and to repurchase all of the exchange notes. Our failure to purchase the outstanding notes would be a default under the indenture governing the exchange notes, which in turn could trigger a default under the Credit Facility if the Credit Facility remains outstanding after such change of control. The Credit Facility provides that certain specific kinds of change of control events constitute a default. A default under the Credit Facility would permit lenders to accelerate the maturity of the indebtedness outstanding under the Credit Facility, terminate the commitments thereunder and foreclose on the Collateral.

If a bankruptcy petition were filed by or against us, holders of exchange notes may receive a lesser amount for their claim than they would have been entitled to receive under the indenture governing the exchange notes.

If a bankruptcy petition were filed by or against us under the U.S. Bankruptcy Code after the issuance of the exchange notes, the claim by any holder of the exchange notes for the principal amount of the exchange notes may be limited to an amount equal to the sum of:

•	the original issue price for the exchange notes; and

•	that portion of the OID that does not constitute “unmatured interest” for purposes of the U.S. Bankruptcy Code.

Any OID that was not amortized as of the date of the bankruptcy filing would constitute unmatured interest. Accordingly, holders of the exchange notes under these circumstances may receive a lesser amount than they would be entitled to receive under the terms of the indenture governing the exchange notes, even if sufficient funds are available.

Risks Related to Our Business

Continued weakness and further weakening in global economic conditions may adversely affect consumer spending and tourism trends, resulting in additional deterioration in our business, results of operations and financial condition.

Consumer demand for entertainment and other amenities at casino hotel properties, such as ours, are particularly sensitive to downturns in the economy and the corresponding impact on discretionary spending on leisure activities. Changes in discretionary consumer spending or consumer preferences brought about by factors such as perceived or actual general economic conditions, effects of the current decline in consumer confidence in the economy, including the current housing crisis and credit crisis, the impact of high energy and food costs, the increased cost of travel, the potential for continued bank failures, perceived or actual disposable consumer income and wealth, or fears of war and future acts of terrorism, could further reduce customer demand for the amenities that we offer, thus imposing practical limits on pricing and negatively impacting our business, results of operations and financial condition.

As a result of the present weak economic conditions in the United States, Europe and much of the rest of the world, the uncertainty over the duration of such weakness and the prospects for recovery, consumers are continuing to curb discretionary spending, which is having an effect on the Atlantic City gaming market. The number of annual visitors to Atlantic City has decreased from a peak of 34.9 million visitors in 2005, to 34.5 million in 2006, 33.3 million in 2007, 31.8 million in 2008 and 30.4 million in 2009. In addition, after reaching a peak of $5.22 billion in total casino wins in 2006, total casino wins in the Atlantic City market has since declined to $4.92 billion in 2007, $4.55 billion in 2008, $3.94 billion in 2009 and $3.57 billion in 2010. Reduced consumer demand and regional contribution contributed to an 11.1% decrease in our net revenues, from approximately $830.5 million for 2008 to approximately $738.4 million for 2010. Since our business model relies on significant expenditures on entertainment, luxury and other discretionary items, continuation or deepening of the economic downturn could further adversely affect our business, results of operations and financial condition.

The recent downturn in the national economy, the volatility and disruption of the capital and credit markets and adverse changes in the global economy has had, and may continue to have, a negative impact on our financial performance and may affect our ability to refinance the exchange notes or our other indebtedness.

The significant distress recently experienced by financial institutions has had, and may continue to have, far-reaching adverse consequences across many industries, including the gaming industry. The ongoing credit and liquidity crisis has greatly restricted the availability of capital and has caused the cost of capital (if available) to be much higher than it has traditionally been. Therefore, we have no assurance that we will have further access to credit or capital markets at desirable times or at rates that we would consider acceptable, and the lack of such funding could have a material adverse effect on our business, results of operations and financial condition, including our ability to refinance the exchange notes or our other indebtedness, our flexibility to react to changing economic and business conditions and our ability or willingness to fund new development projects. Furthermore, if a significant percentage of our lenders under the Credit Facility were to file for bankruptcy or otherwise default on their obligations to us, we may not have the liquidity to fund current or future projects. There is no certainty that our lenders will continue to remain solvent or fund their respective obligations under the Credit Facility. We are unable to predict the duration or severity of the current economic downturn or disruption in the capital and credit markets, or its further impact on the larger economy or if any similar downturn or disruption will occur in the future. An extended duration or deterioration in current economic conditions could have a further material adverse impact on our business, results of operations and financial condition.

Intense competition exists in our gaming market, and increased competition may have an adverse effect on our business, results of operations and financial condition.

The gaming industry is highly competitive for both customers and employees, including those at the management level. The casino entertainment business is characterized by competitors that vary considerably in their size, quality of facilities, number of operations, brand identities, marketing and growth strategies, financial strength and capabilities, level of amenities, management talent and geographic diversity. We compete with numerous casinos and hotel casinos of varying quality and size in the Atlantic City market. We also compete with other non-gaming resorts and vacation destinations, and with various other casino and other entertainment businesses, and may face new competition from any new forms of gaming that may be legalized in the future. In addition, online gaming, despite its illegality in the United States, is a growing sector in the gaming industry. We are unable to assess the impact that online gaming will have on our operations in the future and there is no assurance that the impact will not be materially adverse.

In recent years, with fewer new markets opening for development, competition in existing markets has intensified. We have invested in expanding existing facilities and developing new facilities including a $200 million casino and non-gaming expansion completed in early 2006 and the opening of The Water Club, a 798-room upscale boutique hotel, in June 2008. Our competitors have also invested in expanding their existing facilities and developing new facilities. For example, in early 2009, Trump Entertainment completed the construction of the Chairman Tower, a 782-room hotel tower at the Taj Mahal. In addition, MGM owns land adjacent to Borgata, a portion of which consists of common roads, landscaping and master plan improvements, and a portion of which was planned for a wholly-owned development, MGM Grand Atlantic City. As part of

MGM’s settlement agreement with the NJDGE and the NJCCC, MGM has agreed that an affiliate of MGM would withdraw its license application for this development. Competition could significantly increase if a developer acquires MGM’s interest in such land and succeeds in developing and opening a competing casino property adjacent to Borgata. We may also face increased competition from postponed, ongoing and future projects in Atlantic City. For example, Revel Casino, a new casino and hotel facility located at the northern end of the boardwalk is expected to open in the summer of 2012, which will likely increase competition. Competition also may intensify if our competitors commit additional resources to aggressive pricing and promotional activities in order to attract customers. The expansion of existing casino entertainment properties, the increase in the number of properties and the aggressive marketing strategies of many of our competitors have increased competition in the Atlantic City market, and this intense competition can be expected to continue.

If our competitors operate more successfully than we do, if they attract customers away from us as a result of aggressive pricing and promotion, if they are more successful than us in attracting and retaining employees, if their properties are enhanced or expanded, if they operate in jurisdictions that give them operating advantages due to differences or changes in gaming regulations or taxes, or if additional hotels and casinos are established in and around the mid-Atlantic region from which we draw most of our customers, we may lose market share or our financial results may be adversely affected.

In particular, the expansion of casino gaming in or near the mid-Atlantic region from which we attract and expect to attract most of our customers could have a significant adverse effect on our business, results of operations and financial condition. In January 2010, table game legislation was signed into Pennsylvania law which allows up to 250 table games at each of the twelve largest authorized casinos and up to 50 table games at each of the remaining two smaller authorized casinos. Table games became operational at the nine existing casinos in Philadelphia in mid-July 2010. In addition, other states near New Jersey, including New York and Delaware, either have or are currently contemplating gaming legislation. In January 2010, Delaware legalized table games, which became operational in June 2010 at all three Delaware casinos. Convenience may be a more important factor than amenities for some customers, especially mid-week and repeat customers. These customers may prefer the convenience of a closer drive to a nearby casino over a longer drive to enjoy the amenities that Borgata has to offer. We anticipate that the expansion of gaming facilities in nearby states will further increase competition and could result in fewer customer visits to our property, which could adversely impact our business, results of operations and financial condition.

Increased competition also may result from changes to existing gaming regulations. For example, to help spark new investment in Atlantic City, former Atlantic City mayor James Whelan, who is now a state senator, introduced legislation on March 22, 2010 that, among other things, would change the minimum room requirements and size of casino hotels. Instead of 500-room hotels with casinos of at least 60,000 square feet that New Jersey law now requires, developers would be able to build smaller, 20,000 square foot, casinos at hotels with at least 200 rooms under the proposed legislation. The new smaller casinos would be required to pay a tax rate of more than 14 percent on its gross gaming revenues to compensate for the reduced investment compared to existing, larger casinos, which pay just over 9 percent on such revenues. A day after the proposed legislation’s introduction, a developer announced an agreement to build a $300 million Hard Rock Casino Hotel next to the Atlantic City Hilton, a project that is anticipated to take advantage of the proposed legislation. The Hard Rock Casino Hotel project would take over what was then billed as a $1 billion-plus mega-casino tentatively called the Gateway Project. The legislation was passed into law by the governor in January 2011 and will likely result in the development of additional smaller, boutique hotel-casinos in the Atlantic City market, further increasing competition. In addition, competition could further increase if, as has been contemplated in the past, the State of New Jersey approves the installation of VLTs at horse racing facilities in New Jersey.

We also compete with legalized gaming from casinos located on Native American tribal lands. Expansion of Native American gaming in the Northeast or mid-Atlantic region from which we draw most of our customers, could have an adverse effect on our business, results of operations and financial condition. Native American gaming facilities typically have a significant operating advantage over our property due to lower gaming taxes, allowing those facilities to market more aggressively and to expand or update their facilities at an accelerated rate. These competing Native American properties could continue to have an adverse impact on our operations. See “Business—Detailed Industry Overview” for additional information.

We are entirely dependent on Borgata for all of our cash flow, which subjects us to greater risks than a gaming company with more operating properties.

We are entirely dependent upon Borgata for all of our cash flow. As a result, we are subject to a greater degree of risk than a gaming company that has more operating properties or is more geographically diverse. The risks to which we have a greater degree of exposure include the following:

•	local economic and competitive conditions in the Atlantic City gaming market;

•	changes in New Jersey governmental laws and regulations, including gaming laws and regulations;

•	snowstorms, hurricanes, flooding and other adverse weather conditions, natural and other disasters affecting the mid-Atlantic region;

•	a decline in the number of visitors to Atlantic City;

•	a decrease in gaming and non-gaming activities at our properties; and

•

the outbreak of public health threats at our property or in Atlantic City, or the perception that such threats exist, including pandemic health threats such as the avian influenza, SARS or the H1N1 flu, among others.

In particular, our continued success depends upon our ability to draw customers from New Jersey, New York, Pennsylvania, Maryland and other nearby Northeast and mid-Atlantic states. Adverse weather conditions, road construction, high gasoline prices, disruption in air travel and other factors could make it more difficult for potential customers to travel to Borgata and deter customers from visiting our property. Specifically, adverse weather conditions had a damaging effect on operations during the first half of 2010. The 2010 winter season, particularly the months of January and February, was the worst on record, and travel throughout the entire Northeast was extremely difficult. Additionally, extreme heat in the second quarter of 2010, particularly in the month of June, had an adverse impact on visitation and spending at our property. These conditions primarily contributed to a 4.6% decline in net revenues and a 16.1% decline in operating income during the six months ended June 30, 2010 compared to the same period in 2009. Since we operate only in the Atlantic City market, these and other risks common to the Atlantic City gaming industry may have a greater impact on us than on a gaming company with more properties or that is more geographically diversified. A prolonged disruption at our property due to any such conditions could materially adversely affect our business, results of operations and financial condition.

MGM has transferred its ownership interest to a divestiture trust for sale to a third party.

As a result of the NJDGE’s investigation of MGM’s relationship with its joint venture partner in Macau, on March 24, 2010, MAC, a second tier, wholly-owned subsidiary of MGM, transferred its 50% ownership interest and certain land leased to MDDC into a divestiture trust, of which MGM and its subsidiaries are the economic beneficiaries, for sale to a third party. BAC, a wholly-owned subsidiary of Boyd Gaming Corporation, has a right of first refusal to purchase the MGM Interest from the Divestiture Trust on the same terms as proposed by any third-party buyer. The required sale of the MGM Interest is discussed further under “Business—Regulatory Developments.” BAC also and has an option to purchase certain land leased from MAC. See “Business—Detailed Business Overview—Owned and Leased Land” for more information.

As the managing member since our inception, BAC, through MDDHC, has been, and will continue to be, responsible for the oversight and management of our day-to-day operations. Based on the terms of the Operating Agreement between BAC and MAC, we anticipate that BAC will retain control of the operations of Borgata after the sale of the MGM Interest. If BAC elects not to exercise its right of first refusal, a new member may want to negotiate greater rights or different terms. A new member could have economic or business interests or goals that are inconsistent with our economic or business interests or goals. The ongoing operation of Borgata could change if BAC negotiates agreements with a new member that contain terms that differ from the existing Operating Agreement. In addition, we do not have any rights with respect to whether BAC exercises its right of first refusal or with respect to the selection of the new member.

On October 12, 2010, MGM, on behalf of MAC, notified BAC that it had received an offer for the MGM Interest. On October 25, 2010, Boyd, on behalf of BAC, announced its decision to not exercise its right of first refusal in connection with this offer.

On July 6, 2010, MDDC received a notice from MAC that the trustee of the Divestiture Trust had entered into an agreement with a third party to sell the land contributed by MAC to the Divestiture Trust in connection with MAC’s settlement agreement with the NJDGE, except the land underlying the surface parking lot ground lease. On November 4, 2010, MGM announced that it closed the sale of the land leased to MDDC pursuant to four ground leases, all of which remain in effect following the closing. Other than MDDC’s obligation to pay rent (in an amount equal to the amount paid under the parking structure ground lease) and property taxes pursuant to the alternative parking structure ground lease, our obligations under the ground leases are not modified by the sale.

We are subject to extensive governmental regulation, as well as federal, state and local laws affecting business in general, which may harm our business.

Various regulatory authorities at the federal, state and local levels have broad powers with respect to the conduct of casino operations and the Gaming Authorities may revoke, suspend, condition or limit our gaming licenses and casino alcoholic beverage licenses, impose substantial fines and take other actions, any one of which could have a significant adverse effect on our business, results of operations and financial condition. See “Business—New Jersey Gaming Regulations” for more information on the New Jersey gaming regulations to which we are subject. If additional gaming regulations are adopted in New Jersey or any new jurisdiction in which we operate, such regulations could impose restrictions or costs that could have a significant adverse effect on us.

From time to time, various proposals are introduced in the New Jersey state legislature that, if enacted, could adversely affect the tax, regulatory, operational or other aspects of the gaming industry and us. Legislation of this type may be enacted in the future.

Regulation of Smoking

On January 15, 2006, the New Jersey legislature adopted the New Jersey Smoke-Free Air Act, which was effective on April 15, 2006. The law prohibits the smoking of tobacco in structurally enclosed indoor public places and workplaces in New Jersey, including licensed casino hotels. The law permits smoking within the perimeter of casino and casino simulcasting areas, and permits 20% of hotel guest rooms to be designated as smoking rooms.

On April 15, 2007, an ordinance in Atlantic City became effective which extended smoking restrictions under the New Jersey Smoke-Free Air Act. This ordinance mandated that casinos restrict smoking to designated areas of up to 25% of the casino floor. During April 2008, Atlantic City’s City Council unanimously approved an amendment to the ordinance, banning smoking entirely on all casino gaming floors and casino simulcasting areas, but allowing smoking in separately exhausted, non-gaming, smoking lounges. The amendment to the ordinance became effective on October 15, 2008; however, on October 27, 2008, Atlantic City’s City Council voted to postpone the full smoking ban for at least one year due to, among other things, the weakened economy and increased competition in adjoining states. The postponement of the full smoking ban became effective on November 16, 2008. In December 2009, Atlantic City’s City Council announced that it would not consider a full smoking ban in casinos until at least the end of 2011.

New Jersey law restricting smoking at casinos and, if adopted, the proposed Atlantic City ordinance that bans smoking in the casino and casino simulcasting areas could adversely affect Atlantic City casinos, including Borgata.

Regulation of Directors, Officers, Key Employees, Partners and Transactions

Our directors, officers, key employees and members must meet approval standards of the Gaming Authorities. If a Gaming Authority were to find a person occupying any such position or any other partner unsuitable, we would be required to sever our relationship with that person or the partner may be required to dispose of its interest in the joint venture. The Gaming Authority conducts investigations into the conduct or associations of our directors, officers, key employees or members to ensure compliance with applicable standards. For example, as part of an examination into the renewal of our gaming license, the NJDGE recently completed an investigation into MGM’s relationship with its joint venture partner in Macau, which led to a settlement agreement entered into between the NJDGE and MGM pursuant to which MGM has agreed to divest the MGM Interest through a Divestiture Trust. See “Business—New Jersey Gaming Regulations.”

The public and private issuances of securities, including material debt transactions such as the offering of the exchange notes and other transactions to which we are a party, also require the approval of Gaming Authorities.

Regulations Affecting Businesses in General

In addition to gaming regulations, we are also subject to various federal, state and local laws and regulations affecting businesses in general. These laws and regulations include, but are not limited to, restrictions and conditions concerning alcoholic beverages, environmental matters, smoking, employees, currency transactions, taxation, zoning and building codes, and marketing and advertising. Such laws and regulations could change or could be interpreted differently in the future, or new laws and regulations could be enacted.

We operate in a highly taxed industry and may be subject to higher taxes in the future. If the New Jersey state legislature increases gaming taxes and fees, our results could be adversely affected.

Atlantic City casinos, including Borgata, currently pay an 8.0% tax rate on gross gaming revenues and a community investment alternative obligation equal to 1.25% of gross gaming revenues, for an effective tax rate of 9.25%. We also pay other taxes and fees including property taxes, sales and use taxes, payroll taxes, franchise taxes, room taxes, parking fees, various license fees, investigative fees and our proportionate share of regulatory costs. Our profitability depends on generating enough revenues to pay gaming taxes and other largely variable expenses, such as payroll and marketing, as well as largely fixed expenses, such as property taxes and interest expense. We are treated as a partnership for federal income tax purposes and therefore federal income taxes are the responsibility of the members. Casino partnerships in New Jersey, however, are subject to state income taxes under the Casino Control Act. Therefore we are required to pay New Jersey state income taxes. We cannot assure you that the State of New Jersey will not enact legislation that increases gaming tax rates. The global economic downturn has reduced the revenues of state governments from traditional tax sources, which may cause state legislatures to be more inclined to increase gaming tax rates. See “Business—New Jersey Gaming Regulations.”

Risks Related to our Property

Terrorism and the uncertainty of military conflicts, natural disasters and contagious diseases, as well as other factors affecting discretionary consumer spending, may harm our operating results.

The strength and profitability of our business depends on consumer demand for hotel casino resorts in general and for the type of upscale amenities Borgata offers. Changes in consumer preferences or discretionary consumer spending could harm our business. The terrorist attacks of September 11, 2001, other terrorist activities in the United States and elsewhere, military conflicts in Iraq, Afghanistan and in the Middle East, outbreaks of, or the perception of, public health threats and pandemics, adverse weather conditions and natural disasters, among other things, have had negative impacts on travel and leisure expenditures. In addition, other factors affecting travel and discretionary consumer spending, including general economic conditions, disposable consumer income, fears of further economic decline and reduced consumer confidence in the economy, may negatively impact our business. We cannot predict the extent to which similar events and conditions may continue to affect us in the future. An extended period of reduced discretionary spending and/or disruptions or declines in tourism could significantly harm our operations.

Furthermore, our facilities are subject to the risk that operations could be halted for a temporary or extended period of time, as a result of casualty, flooding, forces of nature, adverse weather conditions, mechanical failure, or extended or extraordinary maintenance, among other causes. In particular, Borgata is located in a flood zone and is subject to disruption from hurricanes, snow storms and other adverse weather conditions. As previously discussed, severe weather conditions during the last quarter of 2009 and the first half of 2010 made it very difficult for many of our customers to travel to Borgata, contributing to a decline in revenues during the period. If there is a prolonged disruption at our property due to natural disasters, terrorist attacks or other catastrophic events, our results of operations and financial condition could be materially adversely affected.

Our insurance coverage may not be adequate to cover all possible losses that our property could suffer. In addition, our insurance costs may increase and we may not be able to obtain similar insurance coverage in the future.

Although we have “all risk” property insurance coverage for our property, which covers damage caused by a casualty loss (such as fire, natural disasters, acts of war, or terrorism), each policy has certain exclusions. In addition, our property insurance coverage is in an amount that may be significantly less than the expected replacement cost of rebuilding the facilities if there was a total loss. We have basic property damage insurance with a $1.0 million deductible and coverage up to $1.5 billion, flood damage insurance with a $10 million deductible and coverage up to $200 million and named windstorm insurance with a 5% deductible on total insured values, subject to a cap of $50.0 million, and coverage up to $200.0 million. In addition, we are self-insured up to $0.25 million with respect to each of general liability claims and non-union employee medical claims. We have accrued $6.8 million for such claims at each of December 31, 2010 and 2009, respectively, and incurred expenses for such insurance claims of approximately $15.3 million, $19.6 million and $18.1 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Borgata is located in an area that has been identified by the director of the Federal Emergency Management Agency (“FEMA”) as a special flood hazard area. According to the FEMA statistics, this area has a 1% chance of a flood equal to or exceeding the base flood elevation (a 100-year flood) in any given year. Over a 30-year period, the risk of a 100-year flood in a special flood hazard area is 26%. At all times when we have a loan or credit facility from federally insured or regulated lender or lenders, we are required to maintain flood insurance at least equal to the lesser of (a) the outstanding principal balance of the loan; (2) the maximum amount of coverage allowed for the type of property under the National Flood Insurance Program (“NFIP”) managed by FEMA; or (3) the full replacement cost value of the Collateral. The maximum amount of NFIP insurance currently available on a commercial building is $500,000. We currently maintain $200 million of flood insurance coverage.

Our level of insurance coverage also may not be adequate to cover all losses in the event of a major casualty. In addition, certain casualty events, such as labor strikes, nuclear events, acts of war, loss of income due to cancellation of room reservations or conventions due to fear of terrorism, deterioration or corrosion, insect or animal damage and pollution, may not be covered at all under our policies. Therefore, certain acts could expose us to substantial uninsured losses.

In addition to the damage caused to our property by a casualty loss, we may suffer business disruption as a result of these events or be subject to claims by third parties that may be injured or harmed. While we carry business interruption insurance and general liability insurance, this insurance may not be adequate to cover all losses in any such event.

On September 23, 2007, The Water Club, then under construction, sustained a fire that caused damage to property with a carrying value of approximately $11.4 million. Our insurance policies included coverage for replacement costs related to property damage, with the exception of minor amounts principally related to insurance deductibles and certain other limitations. In addition, we had “delay-in-completion” insurance coverage for The Water Club for certain costs, subject to various limitations and deductibles. On August 10, 2009, we reached a final settlement of $40 million with our insurance carrier and recognized a gain of $28.7 million, included in other items and write-downs, net, on our condensed consolidated statement of operations, representing the amount of insurance recovery in excess of the $11.3 million carrying value of assets damaged and destroyed by the fire (after our $0.1 million deductible).

We renew our insurance policies on an annual basis. The cost of coverage may become so high that we may need to further reduce our policy limits or agree to certain exclusions from our coverage. Our debt instruments and other material agreements require us to meet certain standards related to insurance coverage. Failure to satisfy these requirements could result in an event of default under these debt instruments or material agreements.

We may become involved in legal proceedings that, if adversely adjudicated or settled, could negatively impact our business, results of operations and financial condition.

From time to time, we are defendants in various lawsuits relating to matters incidental to our business. The nature of our business subjects us to the risk of lawsuits filed by customers, past and present employees, competitors, business partners and others in the ordinary course of business. As with all litigation, no assurance can be provided as to the outcome of these matters and in general, litigation can be expensive and time consuming. We may not be successful in the defense or prosecution of these lawsuits, which could result in settlements or damages that could negatively impact our business, results of operations and financial condition.

The loss of the services of key personnel could have a material adverse effect on our business.

The leadership of the key members of our existing management team has been a critical element of our success. Our other executive officers and other members of senior management have substantial experience and expertise in our business and have made significant contributions to our growth and success. The unexpected loss of services of one or more of these individuals could also adversely affect us. We are not protected by key man or similar life insurance covering members of our senior management.

If we are unable to attract, retain and motivate employees, we may not be able to compete effectively and will not be able to expand our business.

Our success and ability to grow are dependent, in part, on our ability to hire, retain and motivate a sufficient number of talented people, with the increasingly diverse skills needed to serve clients and expand our business. Competition for highly qualified, specialized technical and managerial, and particularly consulting personnel, is intense. Recruiting, training, retention and benefit costs place significant demand on our resources. Additionally, the recent downturn in the gaming, travel and leisure sectors has made recruiting executives to our business more difficult. The inability to attract qualified employees in sufficient numbers to meet particular demands or the loss of a significant number of our employees could have an adverse effect on us.

Work stoppages and other labor problems could negatively impact our business, results of operations and financial condition.

Approximately 2,400 of our employees were represented by four labor unions as of December 31, 2010. A lengthy strike or other work stoppage could have an adverse effect on our business, results of operations and financial condition. From time to time, we have also experienced attempts to unionize certain of our non-union employees. While these efforts have not resulted in any success to date, we cannot provide any assurance that we will not experience additional and more successful union activity in the future. There has been a trend towards unionization for employees in Atlantic City. The impact of this union activity is undetermined and could negatively impact our business, results of operations and financial condition.

We are a participant in a multiemployer pension plan, and the plan has been certified in critical status by the fund’s actuary.

In connection with our collective bargaining agreement with the culinary and hotel workers union, Local 54/UNITE HERE, we participate in the UNITE HERE National Retirement Fund pension plan (the “Fund”). On March 31, 2010, as a result of the extraordinary decline in the financial markets and downturn in the economy, the Fund was certified in critical status by the Fund’s actuary under the federal multiemployer plan funding laws pursuant to the Pension Protection Act of 2006 (the “PPA”). In connection with the certification, the Fund’s board of trustees has adopted a rehabilitation plan effective on April 1, 2010 (the “Rehabilitation Plan”) with the goal of enabling the Fund to emerge from critical status by January 1, 2023.

The Rehabilitation Plan provides for certain increases in employer contributions and, in some cases, a reduction in participant benefits. We are required to agree with Local 54/UNITE HERE on the adoption of one of three schedules of future accrual and contribution rates proposed under the Rehabilitation Plan, all of which provide for increased monthly contributions. On May 28, 2010, we agreed upon a schedule with Local 54/UNITE HERE pursuant to which we will begin making increased monthly contributions to the Fund on October 1, 2011.

Our current monthly pension contributions to the Fund range from $0.4 million to $0.5 million, and our unfunded vested liability to the Fund is $47.1 million for the plan year beginning on January 1, 2010. We also contribute to other multiemployer pension plans. A renewed economic decline could have a significant adverse effect on the financial condition of the Fund, or other funds in which we participate, which may require us to make contributions in addition to those already contemplated. Any such increases in our required contributions could adversely affect our results of operations.

Under applicable federal law, any employer contributing to a multiemployer pension plan that completely ceases participating in the plan while it is underfunded is subject to payment of such employer’s assessed share of the aggregate unfunded vested benefits of the plan. In certain circumstances, an employer can also be assessed withdrawal liability for a partial withdrawal from a multiemployer pension plan. In April 2010, the Fund provided an estimate to us of our exposure, assuming a hypothetical immediate and complete withdrawal from the Fund at the time of such estimate. Based on that estimate, the pre-tax withdrawal liability in that scenario could have been in excess of $47 million. However, we are not able to determine the exact amount of our potential exposure with respect to the Fund because the amount of that exposure could be higher or lower than the estimate, depending on, among other things, the nature and timing of any triggering events and the funded status of the Fund at that time. If, in the future, we elect to withdraw from the Fund, additional liabilities would need to be recorded. While it is possible that this would occur in the future, we have not made any decision to incur a partial or complete withdrawal from the Fund. If any of these adverse events were to occur in the future, it could result in a substantial withdrawal liability assessment that could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We are owned, indirectly, by the members of MDDHC, and their equity interests may conflict with our interests or the interests of a holder of the exchange notes as a creditor.

The members of MDDHC indirectly own 100% of MDFC and will control all matters submitted for approval to MDFC or any of its owners. These matters could include the election of the members of MDFC’s board of directors, amendments to our organizational documents, or the approval of any proxy contests, mergers, tender offers, sales of assets or other major corporate transactions. The interests of the members may compete or otherwise conflict with our interests. For example, Boyd, as a diversified operator of 15 wholly-owned gaming entertainment properties, may from time to time develop or acquire and hold additional gaming businesses that compete directly or indirectly with us. Boyd may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us.

In addition, as of March 24, 2010, the date MAC transferred the MGM Interest and certain land, including land leased to MDDC, to the Divestiture Trust, Boyd effectively obtained control of us. In connection with the transfer, BAC and MAC entered into an amendment to the Operating Agreement, which provides, among other things, for the termination of MGM’s participating rights in the operations of MDDHC, effective as of the date of the transfer. As a result, Boyd, through BAC, has effective control of MDDHC. See “Business—Regulatory Developments” for more information.

Boyd, through BAC’s operational control of MDDHC, has the ability to significantly influence our affairs and policies, including the election of the board of directors of MDFC and, except as otherwise provided by law, approving or disapproving other matters submitted to a vote of the members of MDDC or the stockholder of MDFC, including a merger, consolidation, sale of assets or other extraordinary transactions.

Moreover, the interests of the members may not in all cases be aligned with the interests of a holder of the exchange notes. For example, the members could cause us to make acquisitions that increase the amount of the indebtedness that is secured or senior to the notes or sell revenue-generating assets, impairing our ability to make payments under the notes. Additionally, the members own and operate businesses that compete directly or indirectly with us. Accordingly, the members may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. In addition, the members may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to holders of our notes.

Our owned and leased real property are subject to land use and environmental regulations.

We are subject to land use regulations and future development is subject to possible restrictions. Future development may also be subject to coastal land use requirements in accordance with the Coastal Area Facility Review Act. We are also subject to certain environmental requirements. The property is constructed on the site of a former municipal landfill. Other historical operations at the site include a former incinerator, a dredge spoils area, facilities operated by the Atlantic City Department of Public Works (garage and maintenance shop, traffic signal building, police repair/body shop and tow lot) and a parking lot. The landfill was capped and the property remediated, resulting in the issuance of a conditional soils only no further action letter on December 3, 2009 by the New Jersey Department of Environmental Protection (the “NJDEP”). The property is subject to institutional controls including a Ground Water Classification Exception Area and Deed Notices that impose certain restrictions on the property. The property is also subject to engineering controls to maintain the landfill cap and operate storm water controls and a landfill gas venting, monitoring and alarm system. Biennial reports are required to certify that the institutional and engineering controls continue to be protective. If changes in future ground water data no longer support the NJDEP soils no further action conclusion, additional soil remediation and excavation could be required. The facility also generates limited amounts of common hazardous wastes that are subject to proper disposal requirements.

We will incur costs to comply with environmental requirements, such as those relating to permitting, monitoring, reporting, or remediation.

We do not own or control the land underlying the ground leases MDDC has entered into with the landowners.

MDDC, as lessee, has entered into a series of ground leases with MAC, as lessor, for a total of approximately 19.6 acres of land underlying the public space expansion, the rooms expansion, a parking structure, a surface parking lot, and a proposed alternative parking structure. Except for the surface parking lot, which could be terminated by either party upon 30 days written notice, the term of each ground lease entered into with MAC expires on December 31, 2070. In addition, the surface parking lot ground lease will terminate on any termination of the Divestiture Trust, unless the NJCCC approves an extended term of such lease. MGM has transferred ownership of the underlying land and each of these ground leases to the Divestiture Trust pursuant to the terms of its settlement agreement with the Gaming Authorities.

As a ground lessee, we have the right to use the leased land; however, we do not retain fee ownership in the underlying land. Accordingly, with respect to the leased land, we will have no interest in the land or improvements thereon at the expiration of the ground leases. Moreover, since we do not completely control the land underlying our property, the Divestiture Trust (or any third party to which the leased land is sold) could take certain actions to disrupt our rights in the land leased under the long term leases. While we do not think such interruption is likely, such events are beyond our control. If the entity owning the leased land chose to disrupt our use either permanently or for a significant period of time, then the value of our assets could be impaired and our business and operations could be adversely affected. Additionally, if we default on the terms of any of the long term ground leases, we may be liable for damages and could lose our leasehold interest in the applicable property or portion thereof and any improvement on the land. If any of these events were to occur, our business, results of operations and financial condition could be adversely affected.

In addition, we may lose 900 parking spaces available on the surface parking lot upon termination of the surface parking lot ground lease and the sale of the underlying land to a third party. In such event, MDDC has the option to build a parking garage, if necessary, to replace the lost parking spaces on the land underlying the proposed alternative parking structure. Our business and operations, however, could be disrupted if we are unable to replace the lost parking spaces in a timely manner to meet our parking demands and satisfy applicable zoning requirements.

On July 6, 2010, MDDC received a notice from MAC that the trustee of the Divestiture Trust had entered into an agreement with a third party to sell the land contributed by MAC to the Divestiture Trust in connection with MAC’s settlement agreement with the NJDGE, except the land underlying the surface parking lot ground lease. On November 4, 2010, MGM announced that it had closed the sale of the land leased to MDDC pursuant to four ground leases, all of which remain in effect following the closing of the sale of the underlying land. Other than MDDC’s obligation to pay rent (in an amount equal to the amount paid under the parking structure ground lease) and property taxes pursuant to the alternative parking structure ground lease, our obligations under the ground leases are not modified by the sale. See “Business—Detailed Business Overview—Owned and Leased Land” for more information.

Energy price increases may adversely affect our cost of operations and our revenues.

Our operations use significant amounts of electricity, natural gas and other forms of energy. While no shortages of energy or fuel have been experienced to date, substantial increases in energy and fuel prices in the United States have, and may continue to, negatively affect our results of operations. The extent of the impact is subject to the magnitude and duration of the energy and fuel price increases, of which the impact could be material. In addition, energy and gasoline price increases could result in a decline of disposable income of potential customers, an increase in the cost of travel and a corresponding decrease in visitation and spending at Borgata, which could have a significant adverse effect on our cost of operations and our revenues.

We have executory contracts with a wholly-owned subsidiary of a local utility company with terms that extend 20 years from the opening of The Water Club. The utility company provides us with electricity and thermal energy (hot water and chilled water). Obligations under the thermal executory energy contract contain both fixed fees and variable fees based upon usage rates. The fixed fee components under the thermal executory energy contract were estimated at approximately $11.4 million per annum as of December 31, 2010. We are also obligated to purchase a certain portion of our electricity demand at essentially a fixed rate which is estimated at approximately $1.7 million per year. Electricity demand in excess of the commitment is subject to market rates based on our tariff class.

USE OF PROCEEDS

We are making the exchange offer to satisfy our obligations under the registration rights agreement. We will not receive any cash proceeds from the exchange of the exchange notes for the old notes pursuant to the exchange offer. In consideration of issuing the exchange notes in the exchange offer, we will receive an equal principal amount of old notes. We will cancel and retire all old notes surrendered in exchange for exchange notes. As a result, the issuance of the exchange notes will not result in any increase or decrease in our indebtedness.

We used the aggregate net proceeds from the offering of the old notes, which were approximately $773.2 million, after deducting selling and offering expenses, together with borrowings under the Credit Facility, to repay in full the $604.4 million outstanding under the Former Credit Facility and to pay a one-time distribution of approximately $240 million to MDDHC, for the benefit of the Joint Venture Partners, BAC and the Divestiture Trust, of which MGM and its subsidiaries are the economic beneficiaries.

CAPITALIZATION

The following table sets forth the cash position and total capitalization of MDFC and its parent, MDDC, taken as a whole, as of December 31, 2010. This table should be read in conjunction with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto contained elsewhere in this prospectus.

As of December 31, 2010
(in thousands)
Cash and cash equivalents	$42,099

Long-term debt:
Credit Facility	60,900
9.50% senior secured notes due 2015	400,000
9.875% senior secured notes due 2018	400,000

Total debt	860,900
Member equity	461,531

Total capitalization	$1,322,431

SELECTED FINANCIAL DATA

The following table presents our summary consolidated historical financial data and reflects our operations and financial position at the dates and for the periods indicated. The data for each of the years ended December 31, 2010, 2009, 2008, 2007 and 2006 was derived from our audited consolidated historical financial statements. You should read the information set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	As of and for the Fiscal Year Ended December 31,
	2010	2009	2008	2007	2006
	(In thousands, except for ratios)
Statement of Operations Data:
Revenues
Gaming	$643,904	$691,428	$734,306	$748,649	$735,145
Food and beverage	147,751	143,410	147,334	141,061	133,700
Room	115,199	113,143	110,616	100,898	97,646
Other	42,931	42,620	52,207	44,071	42,533

Gross Revenues	949,785	990,601	1,044,463	1,034,679	1,009,024
Less promotional allowances	211,356	213,193	213,974	196,036	195,759

Net Revenues	738,429	777,408	830,489	838,643	813,265
Costs and expenses
Gaming	263,823	280,620	311,387	304,984	289,749
Food and beverage	69,489	64,217	66,494	61,012	56,333
Room	13,992	11,940	13,863	12,436	11,417
Other	34,334	34,908	39,784	33,218	32,805
Selling, general and administrative	123,963	128,164	130,503	123,873	119,267
Maintenance and utilities	63,435	59,900	71,322	61,604	56,681
Depreciation and amortization	69,640	78,719	76,096	68,576	63,088
Preopening expenses	—	699	5,570	3,116	6,519
Write-downs and other items, net	60	(28,606)	162	956	2,418

Total costs and expenses	638,736	630,561	715,181	669,775	638,277

Operating income	99,693	146,847	115,308	168,868	174,988
Interest expense, net of amounts capitalized	50,199	27,668	29,049	31,194	23,271
Net loss on derivative financial instruments	—	—	—	—	—

Income before provision for (benefit from) state income taxes	49,494	119,179	86,259	137,674	151,717
Provision for (benefit from) state income taxes	5,273	10,938	2,970	(3,658)	(2,116)

Net income	$44,221	$108,241	$83,289	$141,332	$153,833

Cash Flow Data:
Net cash provided by operating activities	$146,197	$184,738	$166,730	$204,643	$213,458
Net cash used in investing activities	16,723	(211)	(150,232)	(232,242)	(255,909)
Net cash distributed to members	281,471	120,271	39,159	141,140	165,207
Balance Sheet Data (at period end):
Cash and cash equivalents	$42,099	$46,894	$43,690	$52,866	$53,807
Property and equipment, net	1,312,196	1,366,008	1,431,118	1,379,932	1,201,607
Total assets	1,446,521	1,501,951	1,577,663	1,542,081	1,351,208
Total debt	835,370	679,619	740,536	722,700	554,600
Member equity	461,531	698,781	710,811	666,681	666,733
Ratio of earnings to fixed charges(1)	2.9x	5.9x	3.7x	4.5x	6.4x

(1)	Fixed charges include: (a) interest expensed, (b) interest capitalized, (c) amortized debt financing costs and (d) an estimate of interest within rental expense.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with “Selected Financial Data” and our historical consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in these forward-looking statements as a result of the factors we describe under “Forward-Looking Statements,” “Risk Factors” and elsewhere in this prospectus.

Overview

We developed, own and operate Borgata, located on a 45.6-acre site at Renaissance Pointe within the Marina District of Atlantic City, New Jersey. Since its opening on July 3, 2003, our property has been the leading hotel, casino and spa in the Atlantic City market. The property is an upscale destination resort that features a 160,000 square foot casino and 2,769 guest rooms and suites comprised of 1,971 guest rooms and suites at the Borgata hotel and 798 guest rooms and suites at The Water Club. Borgata features six fine-dining restaurants, six casual dining restaurants, eight quick dining options, 15 retail boutiques, two European-style spas, two nightclubs and over 8,200 parking spaces. In addition, the property contains approximately 88,000 square feet of meeting and event space, as well as two entertainment venues. Its location at Renaissance Pointe provides guests with convenient access to the property via the Atlantic City Expressway Connector tunnel, without the delays associated with driving to competing casinos located on the Boardwalk of Atlantic City.

Borgata was developed as a joint venture between BAC, a wholly-owned subsidiary of Boyd, and MAC, a second tier, wholly-owned subsidiary of MGM. On March 24, 2010, MAC transferred the MGM Interest in MDDHC and certain land leased to MDDC into the Divestiture Trust, for sale to a third-party in connection with MGM’s settlement agreement with the NJDGE. BAC has a right of first refusal on any sale of the MGM Interest.

As managing member of MDDHC, BAC, through MDDHC, has the responsibility for the oversight and management of our day-to-day operations. We do not presently record a management fee to BAC, as our management team performs these services directly or negotiates contracts to provide for these services. As a result, the costs of these services are directly borne by us and are reflected in our accompanying consolidated financial statements. Boyd, the parent of BAC, is a diversified operator of 15 wholly-owned gaming entertainment properties. Headquartered in Las Vegas, Boyd has other gaming operations in Nevada, Mississippi, Illinois, Louisiana and Indiana.

Upon the transfer of the MGM Interest into the Divestiture Trust, MGM relinquished all of participating rights in our operations, and Boyd effectively obtained control of Borgata. As a result, beginning on March 24, 2010, our financial position and results of operations have been included in the consolidated financial statements of Boyd. This resulting change in control required acquisition method accounting by Boyd in accordance with the authoritative accounting guidance for business combinations; however, there was no direct impact on our financial statement presentation.

Overall Outlook

We continually work to position Borgata for greater success by strengthening our existing operations and growing through capital investment and other strategic initiatives. For instance, our second hotel, The Water Club, opened in June 2008. The Water Club is a 798-room hotel, featuring five swimming pools, a spa, and additional meeting room space. We completed a $4 million renovation to our slot floor in 2010. Additionally, we have completed the process of renovating and refurbishing all of the Fiore suites at the Borgata hotel, and plan to complete renovating and refurbishing all of the remaining rooms at the Borgata hotel by the end of 2012.

However, due to a number of factors affecting consumers, including the declining global economy, constricting credit markets, reduced consumer spending and depressed home prices, the outlook for the gaming industry remains highly unpredictable. Because of these uncertain conditions, we have increasingly focused on managing our operating margins. Our present objective is to manage our cost and expense structure to cope with the current deterioration in business volumes and generate strong and stable cash flow.

RESULTS OF OPERATIONS

Summary of Operating Results

Years ended December 31, 2010, 2009 and 2008

We believe that our operating results during the years ended December 31, 2010, 2009 and 2008 have been adversely impacted, to a large extent, by the weakened global economy. The continued high levels of unemployment, nationally; the weakened housing market; and significant declines in housing values and related equity have resulted in reduced levels of consumer spending that have negatively impacted our historical financial results. We believe the length of recovery from the severe economic recession has had and may continue to have a profound effect on consumer confidence, and has led to a shift in consumer spending away from discretionary items, such as leisure, hospitality, gaming and entertainment activities.

Despite these negative impacts and the inherent difficulty in predicting consumer behavior, as well as increased competition, we have seen some recent stabilizing trends in our business, which could result in recoveries in our operating results.

The following provides a summary of certain key operating results:

	Year Ended December 31,
	2010	2009	2008
	(In thousands)
Net revenues	$738,429	$777,408	$830,489
Operating income	99,693	146,847	115,308
Net income	44,221	108,241	83,289

Years ended December 31, 2010 and 2009

Net revenues: Overall, net revenues during the year ended December 31, 2010 decreased by $39.0 million, or 5.0%, as compared to 2009. Overall, promotional spend increased to 32.8% of gross gaming revenue during the year ended December 31, 2010, from 30.8% for the year ended December 31, 2009, reflecting increased promotional activity in response to the increased competitive environment in the Atlantic City and Eastern Pennsylvania gaming markets. The decline in net revenues was due to a decline in our table games hold percentage, adverse weather conditions, increased competition and the continuing weakness in economic conditions. For the year ended December 31, 2010, our table games hold percentage was below average, which reduced gaming revenues and contribution margins. Our hold percentage declined 100 basis points during the year ended December 31, 2010 from 2009. In addition, adverse weather conditions had a damaging effect on operations during January and February 2010. The 2010 winter season was the worst on record and travel throughout the entire Northeast was extremely difficult. Competition amongst the casinos in Atlantic City, as well as new competition from Pennsylvania, also had an adverse effect on net revenues, resulting in increased credits and incentives. Net revenues for the year ended December 31, 2010 also declined due to the continuation of reduced consumer spending, resulting in lower than historical gaming volumes and room rates due to the continuing weakness in economic conditions.

Operating income: Operating income declined $47.2 million during the year ended December 31, 2010 as compared to 2009, due in part to the decline in contribution margins on other gaming revenues, as well as the recognition of a $28.7 million gain on an insurance settlement during the year ended December 31, 2009.

Net income: Net income declined $64.0 million during the year ended December 31, 2010 as compared to 2009 due to the effect of the factors identified above, coupled with increased interest expense associated with our new debt arrangements. See further discussion regarding interest expense below.

Years Ended December 31, 2009 and 2008

Net revenues: Overall, net revenues during the year ended December 31, 2009 decreased by $53.1 million, or 6.4%, as compared to 2008. The decline was primarily due to adverse weather conditions in the later months of 2009, a decline in our table games hold percentage and continued weakness in economic conditions. For the year ended December 31, 2010, our table games hold percentage was below average, which reduced gaming revenues and contribution margins. Our hold percentage declined 60 basis points during the year ended December 31, 2009 from 2008. Net revenues also declined due to the continuation of reduced consumer spending, resulting in lower than historical gaming volumes and room rates.

Operating income: Operating income increased $31.5 million during the year ended December 31, 2009 as compared to 2008 primarily due primarily to the recognition of the $28.7 million gain on an insurance settlement, and to a lesser extent, the result of substantial efficiencies in the business that helped us maintain operating income near prior year levels, despite the decline in revenues, during the year ended December 31, 2009.

Net income: Net income increased $25.0 million during the year ended December 31, 2009 as compared to 2008 primarily due to the effects of the factors identified above.

Operating Revenues

We derive the majority of our gross revenues from our gaming operations, which produced approximately 68%, 70% and 70% of gross revenues for the years ended December 31, 2010, 2009 and 2008, respectively. Food and beverage gross revenues represent the next most significant revenue source, which produced approximately 16%, 14% and 14% of gross revenues for the years ended December 31, 2010, 2009 and 2008, respectively. Room gross revenues produced approximately 12%, 11% and 11% of gross revenues for the years ended December 31, 2010, 2009 and 2008, respectively. Other revenues (including our spa, retail, entertainment and ancillary services) separately contributed less than 5% of gross revenues during each of these periods. The following provides a summary of our gross revenues and related costs for the years ended December 31, 2010, 2009 and 2008.

	Year Ended December 31,
	2010	2009	2008
	(In thousands)
REVENUES
Gaming	$643,904	$691,428	$734,306
Food and beverage	147,751	143,410	147,334
Room	115,199	113,143	110,616
Other	42,931	42,620	52,207

	$949,785	$990,601	$1,044,463

COSTS AND EXPENSES
Gaming	$263,823	$280,620	$311,387
Food and beverage	69,489	64,217	66,494
Room	13,992	11,940	13,863
Other	34,334	34,908	39,784

	$381,638	$391,685	$431,528

MARGINS
Gaming	59.03%	59.41%	57.59%
Food and beverage	52.97%	55.22%	54.87%
Room	87.85%	89.45%	87.47%
Other	20.03%	18.09%	23.80%

Years ended December 31, 2010 and 2009

Overall, gross revenues during the year ended December 31, 2010 decreased by $40.8 million, or 4.1%, as compared to 2009. Costs and expenses related to gaming, food and beverage, room and other decreased by $10.0 million, or 2.6%, during the year ended December 31, 2010, as compared to 2009.

Gaming: Gaming revenues are significantly comprised of the net win from our table games and slot machine operations. Overall, the $47.5 million, or 6.9%, decrease in gaming revenues during the year ended December 31, 2010 compared to 2009 is due to a decline in table games wins of 15.0% and slot wins of 1.9%. These declines are due to an 8.3% decrease in our table games drop and a 100 basis point decrease in our table games hold percentage and a 3.0% decrease in slot handle. Margins for the year ended December 31, 2010 were slightly less negatively impacted by the corresponding declines in table games and slot machine volumes, due to cost containment efforts. As noted earlier, we believe the decrease in gaming volumes reflect the ongoing constraints in consumer spending resulting from the weakened economy.

Food and Beverage: Food and beverage revenues increased by approximately 3.0% during the year ended December 31, 2010 from 2009 primarily due to an increase in revenues related to banquets and nightlife sales, which also resulted in an 8.2% increase in related costs.

Room: During the year ended December 31, 2010, we had 860,416 occupied rooms, with an average occupancy rate of 85.7% at an average daily rate of $131.22, compared to 830,081 occupied rooms, with an average occupancy rate of 82.6% at an average daily rate of $133.39 during 2009, the net effect of which resulted in a 1.8% increase in room revenue.

Year ended December 31, 2009 and 2008

Overall, gross revenues during the year ended December 31, 2009 decreased by $53.9 million, or 5.2%, as compared to 2008. Costs and expenses related to gaming, food and beverage, room and other decreased by $39.8 million, or 9.2%, during the year ended December 31, 2009 as compared to 2008.

Gaming: As discussed above, gaming revenues are significantly comprised of table game wins and the net win from our slot machine operations. Overall, the $42.9 million, or 5.8%, decrease in gaming revenues during the year ended December 31, 2009 compared to 2008 is due to an 8.1% decrease in our table games drop and a 9.2% decrease in slot handle and an overall decline in table wins of 11.6% and slot wins of 2.1%. Margins were slightly less negatively impacted by the corresponding declines in table games and slot machine volumes, due to cost containment efforts. As noted earlier, we believe the decrease in gaming volumes reflect the ongoing constraints in consumer spending resulting from the weakened economy.

Food and Beverage: Food and beverage revenues decreased by approximately 2.7% during the year ended December 31, 2009 from 2008. Sales in 2009 were adversely impacted by lower visitation, declining customer discretionary spending and decreased occupancy at our property. Margins were relatively consistent during these respective periods due to cost variability and lower consumption and inventory levels.

Room: During the year ended December 31, 2009, we had 830,081 occupied rooms, with an average occupancy rate of 82.6% at an average daily rate of $133.39, compared to 758,130 occupied rooms, with an average occupancy rate of 87.0% at an average daily rate of $142.59 during 2008, the net effect of which resulted in a 2.3% increase in room revenue. The increase in occupied rooms is due to the full year effect of the opening of The Water Club.

Other Costs and Expenses

The following costs and expenses are further discussed below:

	Year Ended December 31,
	2010	2009	2008
	(In thousands)
Selling, general and administrative	$123,963	128,164	130,503
Maintenance and utilities	63,435	59,900	71,322
Depreciation and amortization	69,640	78,719	76,096
Preopening expenses	—	699	5,570
Other items and write-downs, net	60	(28,606)	162

Years ended December 31, 2010, 2009 and 2008

Selling, General and Administrative: Selling, general and administrative expenses, as a percentage of gross revenues, were fairly consistent at 13.1%, 12.9% and 12.5% during the years ended December 31, 2010, 2009 and 2008, respectively, due to our ongoing cost containment efforts and reduced promotional activities.

Maintenance and Utilities: The incremental increase in maintenance and utilities of approximately 5.9% during the year ended December 31, 2010 as compared to 2009 is primarily due to increased energy costs, and increased maintenance costs related to the severe winter weather experienced during January and February 2010, the excessive heat in June 2010 as well as ongoing maintenance projects at the property. Maintenance and utilities, as a percentage of gross revenues, were 6.7%, 6.0% and 6.8% during the years ended December 31, 2010, 2009 and 2008, respectively. Maintenance and utilities expenses were relatively consistent as a percentage of gross revenues during the years ended December 31, 2009 and 2008, respectively, as no major maintenance projects were undertaken in either year.

Depreciation and Amortization: Depreciation and amortization expense declined by approximately 11.5% during the year ended December 31, 2010 as compared to 2009, due to the full depreciation of certain assets since the prior periods, offset by the fact that there were no significant expansion capital expenditures that were placed into service since the prior period. Depreciation and amortization expense remained relatively flat during the year ended December 31, 2009, as compared to 2008, as there were no significant expansion capital expenditures that were placed into service during 2009.

Preopening Expenses: We expense certain costs of start-up activities as incurred. We did not have any preopening expenses during the year ended December 31, 2010. During the years ended December 31, 2009 and 2008, we recorded preopening expenses related to the completion of Fornelletto and The Water Club, respectively.

Other Items and Write-downs, Net: We did not recognize any gains attributable to other items and write-downs, net, during the years ended December 31, 2010 and 2008. During the year ended December 31, 2009, we recognized a $28.7 million nonrecurring gain on an insurance settlement.

Other Expenses

Interest Expense

The following table summarizes information with respect to our interest expense on outstanding indebtedness:

	Year Ended December 31,
	2010	2009	2008
	(In thousands, except percentages)
Interest expense, net of amounts capitalized	$50,199	$27,668	$29,049
Average outstanding long-term debt	757,495	710,078	731,618
Average interest rate	6.0%	3.5%	4.8%

Years Ended December 31, 2010 and 2009

Interest expense is incurred on borrowings under the Credit Facility and the old notes. The increase of $22.5 million in interest expense during the year ended December 31, 2010, as compared to the prior year, is primarily due to higher average interest rates and an increase in average outstanding debt balances, due to the refinancing of our debt. In addition, as a result of the termination of the Former Credit Facility in 2010, we wrote-off approximately $2.0 million of unamortized debt financing costs related to the Former Credit Facility.

Years Ended December 31, 2009 and 2008

Interest expense was incurred in these periods based on borrowings under the Former Credit Facility. The decrease in interest expense during the year ended December 31, 2009, as compared to 2008, is primarily due to the combined impact of a reduction in average outstanding borrowings, coupled with a decline in the blended interest rate throughout the year.

Income Taxes

The following table presents our provision for state income taxes as a percentage of pre-tax income.

	Year Ended December 31,
	2010	2009	2008
	(In thousands, except percentages)
Provision for state income taxes	$5,273	$10,938	$2,970
Income before provision for state income taxes	49,494	119,179	86,259
Effective state income tax rate	10.7%	9.2%	3.4%

Years Ended December 31, 2010 and 2009

The decrease in state income taxes during the year ended December 31, 2010, as compared to the prior year, is primarily due to a reduction in pretax income. The effective tax rate for 2010, as compared to 2009, increased due to a favorable adjustment in the 2009 interest accrual on our other long-term tax liabilities. The 2009 interest accrual was reduced in connection with the expected state tax impact to our unrecognized tax benefits of certain federal income tax adjustments that have been settled with the Internal Revenue Service (“IRS”), for which the state and federal tax treatment should be consistent.

Years Ended December 31, 2009 and 2008

The decrease in state income taxes during the year ended December 31, 2009, as compared to the prior year, is primarily due to a reduction in net income, partially offset by our ineligibility to qualify for the New Jobs Tax Credit in 2009. Due to a reduction in employee levels in the latter part of 2009, we were ineligible for tax credit utilization in 2009. Based on New Jersey state income tax rules, we were eligible for a refundable state tax credit under the new Jobs Investment Tax Credit because we made a qualified investment in a new business facility that created jobs. The realization of the credit is contingent upon maintaining certain employment levels for employees directly related to the qualified investment as well as maintaining overall employment levels. Fluctuations in employment levels for any given year during the credit period eliminate or reduce the credit.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Our property has historically generated significant operating cash flow, with the majority of our revenue being cash-based. Our industry is capital intensive; we rely heavily on the ability of our property to generate operating cash flow in order to repay debt financing and associated interest costs, pay income taxes, fund maintenance capital expenditures, and provide excess cash for future improvements and payment of limited distributions, subject to restrictive covenants related to our debt obligations.

We generate substantial cash flows from operating activities. We use the cash flows generated by our operations to fund debt service, to reinvest in existing facilities for both refurbishment and expansion projects, to pursue additional growth opportunities and to pay allowable distributions to the members of MDDHC, subject to restrictive covenants related to our debt obligations. When necessary, we supplement the cash flows generated by our operations with funds provided by financing activities to balance our cash requirements.

Our ability to fund our operations, pay our debt obligations and fund planned capital expenditures depends, in part, upon economic and other factors that are beyond our control, and disruptions in capital markets and restrictive covenants related to our debt could impact our ability to secure additional funds through financing activities. We believe that our cash and cash equivalents balance, our cash flows from operations and existing financing sources will be sufficient to meet our normal operating requirements and to fund capital expenditures during the next twelve months.

However, we cannot provide assurances that our business will generate sufficient cash flows from operations, or that future borrowings will be available to us, to fund our liquidity needs and pay our indebtedness. If we are unable to meet our liquidity needs or pay our indebtedness when it is due, we may have to reduce or delay refurbishment and expansion projects, reduce expenses, sell assets or attempt to restructure our debt. In addition, we have pledged substantially all of our assets as collateral for the old notes and the Credit Facility, and if the obligation to repay such debt is accelerated, for any reason, there can be no assurance that we will have sufficient assets to repay our indebtedness.

Financial Position

There were no significant changes to our financial position since December 31, 2009, except as discussed in indebtedness below.

Working Capital

Historically, we have operated with minimal levels of working capital in order to minimize borrowings and related interest costs under the Credit Facility. As of December 31, 2010 and 2009, we had balances of cash and cash equivalents of $42.1 million and $46.9 million, respectively. In addition, we had a working capital deficit of $20.6 million as of December 31, 2010 and working capital of $12.8 million as of December 31, 2009. Our working capital deficit during the current period is primarily due to an increase in interest amounts payable under the old notes, as discussed below.

The Credit Facility generally provides us with necessary funds for our day-to-day operations and interest payments, as well as expansion and capital expenditures. During the year ended December 31, 2010, as discussed below, we received net proceeds of $773.2 million from our issuance of our old notes. Concurrently with the issuance of the old notes, we entered into the Credit Facility, which provides a $150.0 million four-year revolving credit commitment. As discussed below, the $773.2 million of net proceeds we received upon issuance of the old notes, which along with the $73 million of net proceeds drawn from the Credit Facility upon closing of the transaction, were used, in part, to pay off in full the $604.4 million outstanding under the Former Credit Facility and to make a one-time distribution of approximately $240 million to the members of MDDHC.

On a daily basis, we evaluate our cash position and adjust the balance under the Credit Facility as necessary, by either borrowing or paying it down with excess cash. We also plan the timing and the amounts of our capital expenditures. The source of funds for our capital expenditure projects is derived primarily from cash flows from operations and availability under the Credit Facility, to the extent availability exists after we meet our working capital needs.

Indebtedness

Bank Credit Facility

The Credit Facility provides for a $150.0 million senior secured revolving credit facility and matures in August 2014. At December 31, 2010, the outstanding balance under the Credit Facility was $60.9 million, leaving contractual borrowing capacity of $89.1 million. The Credit Facility is guaranteed on a senior secured basis by MDDC and any future subsidiaries of MDDC, and is secured by a first priority lien on substantially all assets, subject to certain exceptions. The obligations under the Credit Facility will have priority in payment to payment of the old notes.

Neither BAC nor MAC, either of their parent companies, or the Divestiture Trust are guarantors of the Credit Facility.

The Credit Facility contains certain financial and other covenants, including, without limitation, (i) establishing a minimum consolidated earnings before interest, income taxes and depreciation and amortization (“EBITDA”) (as defined in the Credit Facility) of $150 million over each trailing twelve-month period ending on the last day of each calendar quarter; (ii) establishing a minimum liquidity (as defined in the Credit Facility) of $30 million as of the end of each calendar quarter; (iii) imposing limitations on MDFC’s ability to incur additional debt; and (iv) imposing restrictions on our ability to pay dividends and make other distributions, make certain restricted payments, create liens, enter into transactions with affiliates, merge or consolidate, and engage in unrelated business activities. We believe that we were in compliance with the Credit Facility covenants, including minimum consolidated EBITDA and minimum liquidity, which, at December 31, 2010, were $170.7 million and $89.2 million, respectively.

In connection with the closing of the Credit Facility and the old notes, the Former Credit Facility, which provided up to $730 million in aggregate availability and was scheduled to mature in January 2011, was terminated. The outstanding balance, including all principal and accrued interest amounts of $604.4 million were repaid in full on August 6, 2010. As a result of the termination, during the year ended December 31, 2010, we wrote-off approximately $2.0 million of unamortized debt financing costs associated with the Former Credit Facility. At December 31, 2009, the outstanding balance under this Former Credit Facility was $679.6 million, and the blended interest rate on the outstanding borrowings at such date was 2.7%.

Senior Secured Notes Due 2015 and 2018

On August 6, 2010, MDFC issued, through a private placement, the 2015 old notes, at an issue price of 98.943%, and the 2018 old notes, at an issue price of 99.315%. The 2015 old notes require semi-annual interest payments on April 15 and October 15, commencing April 15, 2011. The 2018 old notes require semi-annual interest payments on February 15 and August 15, commencing February 15, 2011. The notes are guaranteed on a senior secured basis by MDDC and any future restricted subsidiaries of MDDC. The notes contain covenants that, among other things, limit MDFC’s ability and the ability of MDDC to (i) incur additional indebtedness or liens; (ii) pay dividends or make distributions; (iii) make certain investments; (iv) sell or merge with other companies; and (v) enter into certain types of transactions. We believe that we were in compliance with these covenants at December 31, 2010.

Cash Flows Summary

	Year ended December 31,
	2010	2009	2008
	(In thousands)
Net cash provided by operating activities	$146,197	$184,738	$166,730

Cash flows from investing activities:
Capital expenditures	(15,663)	(15,107)	(161,876)
Insurance proceeds for replacement assets	—	17,603	15,397
Investment in unconsolidated subsidiary	(1,060)	(2,707)	(3,753)

Net cash used in investing activities	(16,723)	(211)	(150,232)

Cash flows from financing activities:
Borrowings under bank credit facility	$686,643	$851,283	$1,815,596
Payments under bank credit facility	(1,305,362)	(912,200)	(1,797,760)
Net proceeds from issuance of old notes	773,176	—	—
Debt financing costs, net	(7,255)	(135)	(4,351)
Distributions to member	(281,471)	(120,271)	(39,159)

Net cash used in financing activities	(134,269)	(181,323)	(25,674)

Increase (decrease) in cash and cash equivalents	$(4,795)	$3,204	$(9,176)

Cash Flows from Operating Activities

During the year ended December 31, 2010, we generated operating cash flow of $146.2 million, compared to $184.7 million in 2009. Operating cash flow decreased due to our reduced net income during the year ended December 31, 2010 as compared to 2009, as well as the offsetting effects of a decrease in interest paid and a decrease in income taxes receivable in 2010. The decrease in interest paid results from our increased interest costs accrued as of December 31, 2010 due to the changes in interest payment dates resulting from our issuance of the old notes discussed above. In addition, we recognized a $28.7 million nonrecurring gain on an insurance settlement during the year ended December 31, 2009.

Cash Flows from Investing Activities

Acquisition of property and equipment during the year ended December 31, 2010 and 2009 was relatively minor, as no significant expansion or improvement projects were ongoing during either period. In 2010, we completed a $4 million renovation to our slot floor. Additionally, in 2010, Borgata completed a $4.4 million renovation and refurbishment of all of the Fiore suites at the Borgata hotel, and Borgata plans to complete renovating and refurbishing all of the remaining rooms at the Borgata hotel by the end of 2012. Acquisition of property and equipment on major projects for the year ended December 31, 2008 primarily related to The Water Club expansion project, but also included spending on a new garage and suite refurbishment.

During the year ended December 31, 2009 and 2008, we received $17.6 million and $15.4 million, respectively, in connection with an insurance settlement related to the fire that occurred at The Water Club in 2007.

During the year ended December 31, 2010, 2009 and 2008, we expended cash for our continued investment in Atlantic City Express Service, LLC (“ACES”), which commenced operations in February 2009. In 2006, we entered into an agreement with two other Atlantic City casinos (both of which are owned by Caesars Entertainment Corporation, formerly Harrah’s Entertainment Inc.), to form ACES. With each member having a 33.3% interest, this New Jersey limited liability company was formed for the purpose of contracting with New Jersey Transit to operate express rail service between Manhattan and Atlantic City, which commenced in

February 2009. Each member has guaranteed joint and several liability for all terms, covenants and conditions of the ACES agreement with New Jersey Transit consisting primarily of the necessary operating and capital expenses of ACES. Other than our contributions to ACES to fund its operating needs, which contributions are based on our respective ownership percentage of its total operating needs, we do not have future advance commitments to ACES. The responsibilities of the managing member rotate annually among the members.

We currently account for our share of ACES under the equity method of accounting. As of December 31, 2010, we made cumulative capital contributions totaling $9.4 million, which are included as an equity investment on our consolidated balance sheet.

Cash Flows from Financing Activities

We have significant uses for our cash flows, including maintenance capital expenditures, interest payments, state income taxes and the repayment of debt, and although now limited by the restrictive covenants related to the Credit Facility, the Former Credit Facility allowed for tax distributions and distributions to our members.

Depending on our cash flow needs, we borrow and repay amounts under the Credit Facility to manage our overall cash position. As discussed above, we closed our $950 million debt financing during the year ended December 31, 2010, consisting of the establishment of a $150.0 million bank credit facility and the issuance of $800 million of aggregate principal amount of senior secured notes. In connection with closing of the Credit Facility and the old notes, the Former Credit Facility, which provided up to $730 million in aggregate availability and was scheduled to mature in January 2011, was terminated. The outstanding balance, including all principal and accrued interest amounts of $604.4 million were repaid in full. As a result of the termination, we wrote-off approximately $2.0 million of unamortized debt financing costs associated with the Former Credit Facility. MDFC received net proceeds of $773.2 million in connection with its issuance of the old notes.

Distributions to our member were $281.5 million during the year ended December 31, 2010, including a one-time distribution of an aggregate of approximately $240 million to Boyd, on behalf of BAC, and to the Divestiture Trust upon our debt refinancing, as discussed above.

Other Items Affecting Liquidity

Recently, there have been significant disruptions in the global capital markets that have adversely impacted the ability of borrowers to access capital, and such disruptions are expected to continue for the foreseeable future. Despite these disruptions, we anticipate the ability to fund our capital requirements using cash flows from operations and availability under the Credit Facility, to the extent availability exists after we meet our working capital needs and retain compliance with the Credit Facility and other debt covenants. Any additional financing that is needed may not be available to us or, if available, may not be on terms favorable to us.

Tax Credits

Based on New Jersey state income tax rules, we are eligible for a refundable state tax credit under the New Jersey New Jobs Investment Tax Credit (“New Jobs Tax Credit”) because we made a qualified investment in a new business facility that created new jobs. We were not eligible to receive a credit in 2010 or 2009 due to a reduction in employment levels; however, we recorded $5.0 million of net New Jobs Tax Credits in arriving at our state income tax provision for the year ended December 31, 2008.

Utility Contract

In 2005, we amended our executory contracts with a wholly-owned subsidiary of a local utility company, extending the end of the terms to 20 years from the opening of The Water Club. The utility company provides us with electricity and thermal energy (hot water and chilled water). Obligations under the thermal energy executory contract contain both fixed fees and variable fees based upon usage rates. The fixed fee components under the thermal energy executory contract are currently estimated at approximately $11.4 million per annum. We also committed to purchase a certain portion of our electricity demand at essentially a fixed rate, which is estimated at approximately $1.7 million per annum. Electricity demand in excess of the commitment is subject to market rates based on our tariff class.

Investment Alternative Tax

The New Jersey Casino Control Act provides, among other things, for an assessment of licensees equal to 1.25% of their gross gaming revenues in lieu of an investment alternative tax equal to 2.5% of gross gaming revenues. Generally, we may satisfy this investment obligation by investing in qualified eligible direct investments, by making qualified contributions or by depositing funds with the New Jersey Casino Reinvestment Development Authority (“CRDA”). Funds deposited with the CRDA may be used to purchase bonds designated by the CRDA or, under certain circumstances, may be donated to the CRDA in exchange for credits against future CRDA investment obligations. CRDA bonds have terms up to fifty years and bear interest at below market rates.

Our CRDA obligations for the years ended December 31, 2010 and 2009 were $8.1 million and $8.7 million, respectively, of which valuation provisions of $4.6 million and $5.1 million, respectively, were recorded due to the respective underlying agreements.

Purse Enhancement Agreement

In August 2008, we and the ten other casinos in the Atlantic City market (collectively, the “Casinos”) entered into a Purse Enhancement Agreement (the “Agreement”) with the New Jersey Sports & Exposition Authority (the “NJSEA”) and the CRDA in the interest of further deferring or preventing the proliferation of competitive gaming at New Jersey racing tracks through December 31, 2011. In addition to the continued prohibition of casino gaming in New Jersey outside of Atlantic City, legislation was enacted to provide for the deduction of certain promotional gaming credits from the calculation of the tax on casino gross revenue.

Under the terms of the Agreement, the Casinos are required to make scheduled payments to the NJSEA totaling $90 million to be used for certain authorized purposes (the “Authorized Uses”) as defined by the Agreement. In the event any of the $90 million is not used by NJSEA for the Authorized Uses by January 1, 2012, the unused funds shall be returned by NJSEA to the Casinos pro rata based upon the share each casino contributed. For each year, each casino’s share of the scheduled payments will equate to a percentage representing its gross gaming revenue for the prior calendar year compared to the gross gaming revenues for that period for all Casinos. Each casino, solely and individually, shall be responsible for its respective share of the scheduled amounts due. In the event that any casino shall fail to make its payment as required, the remaining Casinos shall have the right, but not the obligation, to cure a payment delinquency. As a result, we expense our pro rata share of the $90 million, estimated to be approximately $15.0 million based on our actual market shares of gross gaming revenue, on a straight-line basis over the applicable term of the Agreement. We recorded expense of $5.1 million and $4.8 million during the years ended December 31, 2010 and 2009, respectively.

Capital Spending and Development

We continually perform on-going refurbishment and maintenance at our facilities to maintain our standards of quality. Certain of these maintenance costs are capitalized, if such improvement or refurbishment extends the life of the related asset, while other maintenance costs that do not so qualify are expensed as incurred. Although we do not have any present future expansion projects, if any opportunities arise, such projects will require significant capital commitments. The commitment of capital and the related timing thereof are contingent upon, among other things, negotiation of final agreements and receipt of approvals from the appropriate regulatory bodies. We must also comply with covenants and restrictions set forth in our debt agreements.

Our estimated total capital expenditures for 2011 are expected to be approximately $40 million and are primarily comprised of our room renovation at the Borgata hotel and various maintenance capital projects. We intend to fund such capital expenditures through the Credit Facility and operating cash flows.

Contractual Obligations

The following summarizes our contractual obligations as of December 31, 2010:

	Year Ending December 31,
	Total	2011	2012	2013	2014	2015	Thereafter
	(In thousands)
Contractual obligations:
Old notes, at face	$800,000	$—	$—	$—	$—	$400,000	$400,000
Credit Facility	60,900	—	—	—	60,900	—	—
Interest obligations	514,308	85,808	77,500	77,500	77,500	77,500	118,500
Operating leases	344,219	6,558	6,435	5,861	5,708	5,708	313,949
Other commitments	239,623	15,673	14,350	13,100	13,100	13,100	170,300

Total contractual obligations	$1,959,050	$108,039	$98,285	$96,461	$157,208	$496,308	$1,002,749

Off Balance Sheet Arrangements

Our off balance sheet arrangements mainly consist of our unconsolidated investment in ACES. We have not entered into any transactions with special purpose entities, nor have we engaged in any derivative transactions. Our investment in ACES allows us to realize the benefits of contracting with New Jersey Transit to operate express rail service between Manhattan and Atlantic City in a manner that lessens our initial investment.

In 2005, we amended our executory contracts with a wholly-owned subsidiary of a local utility company, extending the end of the terms to 20 years from the opening of its rooms expansion. The utility company provides us with electricity and thermal energy (hot water and chilled water). Obligations under the thermal energy executory contract contain both fixed fees and variable fees based upon usage rates. The fixed fee components under the thermal energy executory contract are currently estimated at approximately $11.4 million per annum. We also committed to purchase a certain portion of our electricity demand at essentially a fixed rate, which is estimated at approximately $1.7 million per annum. Electricity demand in excess of the commitment is subject to market rates based on our tariff class.

We have entered into certain agreements that contain indemnification provisions. In addition, our Amended and Restated Certificate of Incorporation and Restated Bylaws (in the case of MDFC) and our Operating Agreement (in the case of MDDC) contain provisions that provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by law.

We had no outstanding letters of credit as of December 31, 2010.

Critical Accounting Policies

Our discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. In accordance with GAAP, we are required to make estimates and assumptions that affect the reported amounts included in our consolidated financial statements. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. On an ongoing basis, management reviews and refines those estimates, the following of which materially impact our consolidated financial statements: the recoverability of long-lived assets; determination of self-insured reserves; and provisions for deferred tax assets, certain tax liabilities and uncertain tax positions.

Judgments are based on information including, but not limited to, historical experience, industry trends, conventional practices, expert opinions, terms of existing agreements and information from outside sources. Judgments are subject to an inherent degree of uncertainty, and therefore actual results could differ from these estimates.

We believe the following critical accounting policies require a higher degree of judgment and complexity, the sensitivity of which could result in a material impact on our consolidated financial statements.

Allowance for Doubtful Accounts

A substantial portion of our outstanding receivables relates to casino credit play. Credit play, through the issuance of markers, represents a significant portion of the table games volume at Borgata. Our goal is to maintain strict controls over the issuance of credit and aggressively pursue collection from those customers who fail to pay their balances in a timely fashion. These collection efforts may include the mailing of statements and delinquency notices, personal contacts, the use of outside collection agencies and litigation. Markers are generally legally enforceable instruments and we pursue our rights to every extent permitted by law. In addition to our internal credit and collection departments, we have a network of legal, accounting and collection professionals to assist us in our determinations regarding enforceability and our overall collection efforts.

At each December 31, 2010 and 2009, less than 1% of our casino accounts receivable was owed by customers from the United States, with a concentration of such receivables due from customers in the Northeast.

We regularly evaluate our reserve for bad debts based on a specific review of customer accounts as well as management’s prior experience with collection trends in the casino industry and current economic and business conditions. In determining our allowance for estimated doubtful accounts receivable, we apply industry standard reserve percentages to aged account balances and we specifically analyze the collectability of each account with a balance over a specified dollar amount, based upon the age, the customer’s financial condition, compliance with payment plans, collection history and any other known information. The standard reserve percentages applied are based on our historical experience and take into consideration current industry and economic conditions.

The following table presents key statistics related to our casino accounts receivable:

	December 31,
	2010	2009
	($ in thousands)
Casino accounts receivable	$48,039	$49,925
Allowance for casino doubtful accounts receivable	23,251	24,512
Allowance as a percentage of casino accounts receivable	48.4%	49.1%
Percentage of casino accounts receivable aged over 365 days	41.4%	40.8%

At December 31, 2010, a 100 basis-point increase in the percentage of casino accounts receivable aged over 365 days would change the provision for doubtful accounts by $0.5 million, based solely on applying the standard reserving methodology to these receivables.

The ultimate collectability of unpaid markers is affected by a number of factors, including changes in economic conditions in the geographical region where our customers reside, changes in collection laws and practices and changes in the economic environment generally. Because individual customer account balances can be significant, the allowance can change significantly between periods, as information about a certain customer becomes known. Our reserve for doubtful casino accounts receivable is based on estimates of amounts collectible and depends on the risk assessments and judgments by management regarding realization, the state of the economy and our credit policy. As our customer payment experience evolves, we will continue to refine our estimated reserve for bad debts.

Recoverability of Long-Lived Assets

We evaluate the carrying value of long-lived assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If triggering events are identified, we then compare the estimated undiscounted future cash flows of the asset to the carrying value of the asset. The asset is not impaired if the undiscounted future cash flows exceed its carrying value. If the carrying value exceeds the undiscounted future cash flows, then an impairment charge is recorded, typically measured using a discounted cash flow model, which is based on the estimated future results of the relevant reporting unit discounted using our weighted-average cost of capital and market indicators of terminal year free cash flow multiples.

We reconsider changes in circumstances on a frequent basis, and if a triggering event related to potential impairment has occurred, we solicit third party valuation expertise to assist in the valuation of our investment. There are three generally accepted approaches available in developing an opinion of value: the cost, sales comparison and income approaches. We generally consider each of these approaches in developing a recommendation of the fair value of the asset; however the reliability of each approach is dependent upon the availability and comparability of the market data uncovered, as well as, the decision-making criteria used by market participants when evaluating a property. We will bifurcate our investment, and apply the most indicative approach to overall fair valuation, or in some cases, a weighted analysis of any or all of these methods.

Developing an opinion of land value is typically accomplished using a sales comparison approach by analyzing recent sales transactions of similar sites. Potential comparables are researched and the pertinent facts are confirmed with parties involved in the transaction. This process fosters a general understanding of the potential comparable sales and facilitates the selection of the most relevant comparables by the appraiser. Valuation is typically accomplished using a unit of comparison such as price per square foot of land or potential building area. Adjustments are applied to the unit of comparison from an analysis of comparable sales, and the adjusted unit of comparison is then used to derive a value for the property.

The cost approach is based on the premise that a prudent investor would pay no more for an asset of similar utility than its replacement or reproduction cost. The cost to replace the asset would include the cost of constructing a similar asset of equivalent utility at prices applicable at the time of the valuation date. To arrive at an estimate of the fair value using the cost approach, the replacement cost new is determined and reduced for depreciation of the asset. Replacement cost new is defined as the current cost of producing or constructing a similar new item having the nearest equivalent utility as the property being valued.

The income approach focuses on the income-producing capability of the asset. The underlying premise of this approach is that the value of an asset can be measured by the present worth of the net economic benefit (cash receipts less cash outlays) to be received over the life of the subject asset. The steps followed in applying this approach include estimating the expected before-tax cash flows attributable to the asset over its life and converting these before-tax cash flows to present value through capitalization or discounting. The process uses a rate of return that accounts for both the time value of money and risk factors. There are two common methods for converting net income into value, those methods are the direct capitalization and discounted cash flow methods (“DCF”). Direct capitalization is a method used to convert an estimate of a single year’s income expectancy into an indication of value in one direct step by dividing the income estimate by an appropriate capitalization rate. Under the DCF method, anticipated future cash flows and a reversionary value are discounted to an opinion of net present value at a specific internal rate of return or a yield rate, because net operating income of the subject property is not fully stabilized.

Our long-lived assets were carried at $1.3 billion at December 31, 2010, or 90.7% of our consolidated total assets. A long-lived asset shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The following are examples of such events or changes in circumstances:

•	a significant decrease in the market price of a long-lived asset;

•	a significant adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition;

•	a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset, including an adverse action or assessment by a regulator;

•	an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset;

•

a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset; and/or

•	a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

We did not identify and events or circumstances which required us to evaluate impairment of any of these assets during the year ended December 31, 2010.

Determination of Self- Insured Reserves

We are currently self-insured up to $75 million, $1 million $0.25 million and $0.25 million with respect to each catastrophe related property damage claim, non-catastrophe related property damage claim, general liability claim, and non-union employee medical case, respectively. Self-insurance reserves include accruals of estimated settlements for known claims (“Case Reserves”) as well as accruals of estimates for claims incurred but not yet reported (“IBNR”). Case Reserves represent estimated liability for unpaid losses, based on a claims administrator’s estimates of future payments on individual reported claims, including Loss Adjustment Expenses (“LAE”). Generally, LAE includes claims settlement costs directly assigned to specific claims. We estimate case and LAE reserves on a combined basis, but do not include claim administration costs in our estimated ultimate loss reserves. IBNR reserves include the provision for unreported claims, changes in case reserves, and future payments on reopened claims.

We have relied upon an industry-based method to establish our self-insurance reserves, which projects the ultimate losses estimated by multiplying the exposures by a selected ultimate loss rate. The selected ultimate loss rates were determined based on a review of ultimate loss rates for prior years, adjusted for loss and exposure trend, and benefit level changes. We believe this method best provides an appropriate result, given the maturing experience and relative stabilization of our claims history. Loss rates are based on industry Loss Development Factors (“LDFs”). Industry LDFs are from various national sources for general liability claims, and we utilize the most recent information available, although there is some lag time between compilation and publishing of such reports, during which unfavorable trends or data could emerge, which would not be reflected in our reserves.

For general liability claims, we use gross revenues as weights, and apply to a weighted average industry LDF to yield an initial expectation of the ultimate loss amount. The paid LDFs are used to determine the percentage of the expected ultimate loss that is expected to be unpaid as of the reserving date. This future unpaid percentage is multiplied by the expected ultimate losses to derive the expected future paid losses. As a loss year matures, the expected future paid losses are replaced by actual paid losses.

Using the year ending December 31, 2010 as a static period, a 5% increase in the LDF applied to compute our guest claims reserve would result in an increase of less than $0.1 million in our guest claims reserve.

In estimating our reserves for unpaid losses, it is also necessary to project future loss payments. Actual future losses will not develop exactly as projected and may, in fact, vary significantly from the projections. Further, the projections make no provision for future emergence of new classes of losses or types of losses not sufficiently represented in our historical database or that are not yet quantifiable. Additionally, our results are estimates based on long term averages. Actual loss experience in any given year may differ from what is suggested by these averages. The sensitivity of key variables and assumptions in the analysis was considered. Key variables and assumptions include (but are not limited to) LDFs, trend factors and the expected loss rates/ratios used. It is possible that reasonable alternative selections would produce materially different reserve estimates.

Management believes the estimates of future liability are reasonable based upon this methodology; however, changes in key variables and assumptions used above, or generally in health care costs, accident frequency and severity could materially affect the estimate for these reserves.

Provisions for Deferred Tax Assets, Certain Tax Liabilities and Uncertain Tax Positions

Income taxes are recorded under the asset and liability method, whereby deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and attributable to operating loss and tax credit carryforwards. We reduce the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on more-likely-than-not realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with the usability of operating loss and tax credit carryforwards before expiration, and tax planning alternatives.

The Company’s income tax returns are subject to examination by the IRS and New Jersey tax authorities. The Company assesses potentially unfavorable outcomes of such examinations based on accounting standards for uncertain income taxes, which prescribe a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements.

We recognize the tax benefit from an uncertain tax position only when it is more likely than not, based on the technical merits of the position, that the tax position will be sustained upon examination, including the resolution of any related appeals or litigation. The tax benefits recognized in the consolidated financial statements from such a position are measured as the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

We have established contingency reserves for material, known tax exposures. Our tax reserves reflect management’s judgment as to the resolution of the issues involved if subject to judicial review. While we believe our reserves are adequate to cover reasonably expected tax risks, there can be no assurance that, in all instances, an issue raised by a taxing authority will be resolved at a financial cost that does not exceed its related reserve. With respect to these reserves, our income tax expense would include (i) any changes in tax reserves arising from material changes during the period in the facts and circumstances (i.e., new information) surrounding a tax issue and (ii) any difference from our tax position as recorded in the financial statements and the final resolution of a tax issue during the period.

Our tax reserves for our uncertain tax positions as of December 31, 2010 were $8.8 million. While we believe that our reserves are adequate to cover reasonably expected tax risks, in the event that the ultimate resolution of our uncertain tax positions differ from our estimates, we may be exposed to material increases in income tax expense, which could materially impact our financial position, results of operations and cash flows.

Recently Issued Accounting Pronouncements

Accounting Standards Codification

On July 1, 2009, the Financial Accounting Standards Board Accounting Standards CodificationTM (the “ASC”) became the source of authoritative accounting principles recognized by the Financial Accounting Standards

Board (“FASB”) to be applied by nongovernmental entities in the preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”). The implementation of the Codification did not initially have an impact on our consolidated financial statements, as it did not modify any existing authoritative GAAP.

Subsequent to the adoption of the Codification, any change to the source of authoritative GAAP will be communicated through an Accounting Standards Update (“ASU”). ASUs will be published by the FASB for all authoritative GAAP promulgated by the FASB, regardless of the form in which such guidance may have been issued prior to release of the Codification. Prior to inclusion in an ASU, the standard-setting organizations and regulatory agencies continue to issue proposed changes to the accounting standards in previous form (e.g., FASB Statements of Financial Accounting Standards, Emerging Issues Task Force Abstracts, FASB Staff Positions, SEC Staff Accounting Bulletins, etc.).

A variety of additional proposed or otherwise potential accounting standards are currently under study by standard-setting organizations and certain regulatory agencies. Because of the tentative and preliminary nature of such proposed standards, we have not yet determined the effect, if any, that the implementation of such proposed standards would have on our consolidated financial statements.

Convergence Project

The FASB and the International Accounting Standards Board (“IASB”) have each committed to develop high quality, compatible accounting standards that could be used for both domestic and cross-border financial reporting through a convergence of the presently separate standards. The FASB believes that the ultimate goal of convergence is a single set of high-quality, international accounting standards that companies worldwide would use for both domestic and cross-border financial reporting, which would require the convergence of GAAP and International Financial Reporting Standards (“IFRS”).

The FASB’s mission is to improve U.S. financial accounting standards for the benefit of present and potential investors, lenders, donors, and other creditors. The FASB believes that pursuing convergence of accounting standards is consistent with that mission. That is because investors, companies, auditors, and other participants in the U.S. financial reporting system should benefit from the increased comparability that would result from internationally converged accounting standards.

The FASB and IASB are working towards a work plan to address the significant differences in existence today; however, converged standards may be issued in 2011. While the ultimate timing of adoption of IFRS in the United States has not been committed, we will continue to evaluate the potential impact of the convergence standard on our consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. Our primary exposure to market risk is interest rate risk, specifically long-term U.S. treasury rates and the applicable spreads in the high-yield investment market and short-term and long-term LIBOR rates, and its potential impact on our long-term debt. We attempt to limit our exposure to interest rate risk by managing the mix of our long-term fixed-rate borrowings and short-term borrowings under the Credit Facility. We do not enter into market risk sensitive instruments for trading purposes.

Borrowings under the Credit Facility are based upon either: (i) the highest of (a) the agent bank’s quoted prime rate, (b) the one-month Eurodollar rate plus 1.00%, or (c) the daily federal funds rate plus 1.50%, and in any event not less than 1.50% (such highest rate, the “base rate”), or (ii) the Eurodollar rate, plus with respect to each of clause (i) and (ii) an applicable margin as provided in the Credit Facility.

As a result of our issuance of the old notes and the amounts outstanding under the Credit Facility on August 6, 2010, as discussed above, approximately $60.9 million, or 7.1%, of our indebtedness accrues interest at a variable rate, which comprises amounts outstanding under the Credit Facility as of December 31, 2010. Our old notes bear interest at a fixed rate. As a result, we do not expect fluctuations in interest rates to have a material adverse effect on our business, financial condition or results of operations. We do not utilize market risk sensitive instruments for trading purposes.

The following table provides information about our financial instruments that are sensitive to changes in interest rates, specifically our debt obligations, and presents principal cash flows and related weighted-average interest rates by expected maturity dates.

The scheduled maturities of our long-term debt outstanding as of December 31, 2010 for the years ending December 31 are as follows:

	Expected Maturity Date
	Year Ending December 31,
	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value
	(In thousands, except percentages)
Long-term debt:
Fixed-rate	$—	$—	$—	$—	400,000	$400,000	$800,000	$754,629
Average interest rate	—%	—%	—%	—%	9.5%	9.9%	9.7%
Variable-rate	$—	$—	$—	$60,900	—	$—	$60,900	$60,900
Average interest rate	—%	—%	—%	4.5%	—%	—%	4.5%

Based on December 31, 2010 debt levels, a 100 basis point change in LIBOR or the base rate would cause our annual interest costs to change by approximately $0.6 million.

The following table provides other information about our long-term debt at December 31, 2010.

	December 31, 2010
	Outstanding Face Amount	Carrying Value	Estimated Fair Value	Fair Value Hierarchy
	(In thousands)
Bank credit facility	60,900	60,900	60,900	Level 2
9.50% Senior Secured Notes due 2015	400,000	386,712	375,111	Level 1
9.875% Senior Secured Notes due 2018	400,000	387,758	379,518	Level 1

Total long-term debt	$860,900	$835,370	$815,529

The estimated fair value of the Credit Facility at December 31, 2010 approximates its carrying value due to the short-term maturities and variable pricing of the Eurodollar loans comprising the Credit Facility. The estimated fair values of the old notes are based on quoted market prices as of December 31, 2010.

BUSINESS

Overview

We developed, own and operate Borgata Hotel Casino and Spa, including The Water Club at Borgata, located on a 45.6-acre site at Renaissance Pointe within the Marina District of Atlantic City, New Jersey. Since its opening on July 3, 2003, our property has been the leading hotel, casino and spa in the Atlantic City market. We believe no other Atlantic City property offers the quality and breadth of non-gaming amenities and best-in-class gaming operations as Borgata. The property is an upscale destination resort that features a 160,000 square foot casino and 2,769 guest rooms and suites comprised of 1,971 guest rooms and suites at the Borgata hotel and 798 guest rooms and suites at The Water Club. Borgata features six fine-dining restaurants with acclaimed chefs including Bobby Flay, Michael Mina, Wolfgang Puck, Michael Schulson and Stephen Kalt, six casual dining restaurants, eight quick dining options, 15 retail boutiques, two European-style spas, two nightclubs and over 8,200 parking spaces. In addition, the property contains approximately 88,000 square feet of meeting and event space, as well as two entertainment venues. Borgata was master-planned with ease of access and designed as a single-level casino floor with appealing design elements, creating an immediate sense of excitement upon entrance, heightened by the placement of multiple food and beverage outlets on the casino floor itself. Its location at Renaissance Pointe provides guests with convenient access to the property via the Atlantic City Expressway Connector tunnel, without the delays associated with driving to competing casinos located on the Boardwalk of Atlantic City.

Borgata initially opened with an investment of approximately $1.1 billion. Since opening, we have completed two major capital investments to expand the facility. In July 2006, we opened the public space expansion on the north side of the property, an approximate $200 million project that expanded the public areas to include additional gaming positions, food and beverage outlets, a second nightclub, a new poker room that became the largest in the Atlantic City market, and a simulcast race book. In June 2008, The Water Club, a $450 million, 43-story, 798-room hotel expansion project, opened. In addition to the hotel, the rooms expansion included an additional spa and five pools, additional meeting and retail space, a new parking structure and a separate porte-cochere and front desk. Our facility has been well maintained since opening, with over $144 million of additional capital expenditures beyond the public space expansion and the rooms expansion, resulting in a total investment since inception of over $1.9 billion.

Borgata was developed as a joint venture between BAC, a wholly-owned subsidiary of Boyd, and MAC, a second tier, wholly-owned subsidiary of MGM. As discussed further below under Regulatory Developments, on March 24, 2010, MAC transferred its 50% ownership interest in Marina District Development Holding Co., LLC, MDDC’s parent holding company, and certain land leased to MDDC into a divestiture trust, of which MGM and its subsidiaries are the economic beneficiaries, for sale to a third party in connection with MGM’s settlement agreement with the Division of Gaming Enforcement Office of the Attorney General of the State of New Jersey. BAC has a right of first refusal on any sale of the MGM Interest. As managing member since our inception, BAC, through MDDHC, has been, and will continue to be, responsible for the oversight and management of our day-to-day operations.

Boyd, our managing member (through Boyd’s ownership of BAC), is a multi-jurisdictional gaming company that has been operating for approximately 35 years. Boyd owns and operates 15 casino entertainment facilities located in Nevada, Mississippi, Illinois, Louisiana and Indiana. Borgata contributed approximately 23% to Boyd’s operating income for the year ended December 31, 2010, which we believe demonstrates the importance of Borgata to Boyd’s operations and the corresponding focus and dedication committed by Boyd’s management team to Borgata. Our on-site senior management team collectively has over 136 years of experience in the gaming industry and all have been affiliated with the property since inception.

General Business Developments

Significant developments historically affecting our business are as follows:

•	On August 6, 2010, MDFC, a wholly-owned subsidiary of MDDC, issued the old notes in a private placement to institutional buyers and entered into the Credit Facility. We received gross proceeds of

$800 million upon issuance of the old notes, which along with the $75 million drawn from the Credit Facility upon closing of the transaction, were used, in part, to pay off in full and terminate the Former Credit Facility and to make a one-time distribution of approximately $240 million to the BAC and MAC;

•

As discussed above, on March 24, 2010, MAC transferred the MGM Interest and certain land leased to MDDC into the Divestiture Trust, for sale to a third party in connection with MGM’s settlement agreement with the NJDGE. BAC has a right of first refusal on any sale of the MGM Interest. As managing member since our inception, BAC, through MDDHC, has been, and will continue to be, responsible for the oversight and management of our day-to-day operations;

•

Upon the transfer of the MGM Interest into the Divestiture Trust, MGM relinquished all of its participating rights in our operations, and Boyd effectively obtained control of Borgata. As a result, beginning on March 24, 2010, our financial position and results of operations have been included in the consolidated financial statements of Boyd. This resulting change in control required acquisition method accounting by Boyd in accordance with the authoritative accounting guidance for business combinations; however, there was no resulting direct impact on our consolidated financial statements.

•

Adverse weather conditions had a damaging effect on operations during January and February 2010. The 2010 winter season was the worst on record, and travel throughout the entire Northeast was extremely difficult. The residual impact from these record winter storms resulted in day trip visitations to Atlantic City that were reduced or delayed as regional school calendars were extended in order to make up for prior school closures. Additionally, extreme heat in the latter half of the six months ended June 30, particularly in the month of June, had an adverse impact on visitation and spending at our property.

•

The Water Club, Atlantic City’s first boutique-lifestyle hotel, opened in June 2008. The Water Club combines elements of Borgata, while delivering a unique personality of its own. The 43-story, $450 million hotel features 798 guestrooms and suites; Immersion, a two-story European-style spa on the 32nd and 33rd floors, 18,000 square feet of meeting and event space; three residences modeled after chic, urban lofts; five heated pools—indoor and outdoor, each offering a distinct experience; and five retail shops including Hugo Boss, Just Cavalli and Hearts on Fire, while offering direct access to and from the Borgata hotel and casino. The Water Club hotel is open everyday of the week during the summer peak season from June to October and is fully operational from Friday to Monday during the non-peak seasons from November to May.

•

On September 23, 2007, The Water Club, then under construction, sustained a fire that caused damage to property with a value of approximately $11.4 million. Our insurance policies included coverage for replacement costs related to property damage, with the exception of minor amounts principally related to insurance deductibles and certain other limitations. In addition, we had “delay-in-completion” insurance coverage for The Water Club for certain costs, subject to various limitations and deductibles. On August 10, 2009, we reached a final settlement of $40 million with our insurance carrier that was $11.3 million in excess of the value of assets damaged and destroyed by the fire, and resulted in the recognition of a $28.7 million gain during the year ended December 31, 2009.

Our Strengths

Since inception, Borgata has been designed and has performed as the leading property and premier gaming facility in the Atlantic City market.

Premier Destination Resort in Atlantic City

With over 160,000 square feet of gaming space, 2,769 hotel rooms and a broad array of dining, retail, meeting space and entertainment offerings, we believe Borgata is the premier destination resort in Atlantic City. Our high-end, yet accessible, approach to the market has allowed us to capture a leading share of the Atlantic

City gaming and non-gaming market. We have consistently been the market leader in Atlantic City based on total gaming revenue, holding the number one position in each year since 2005, and have maintained the leading market share in non-gaming revenue as well. Built in 2003, Borgata is the newest facility in the Atlantic City market with the average age of competing properties being 28 years. Including The Water Club, we have invested approximately $1.9 billion in Borgata.

Dominant Market Leader in Gaming Operations

We have led the Atlantic City market in total gaming revenue market share every year since 2005. In addition, our market share has increased every year since opening. In 2004, the first full year of operations, we achieved a market share of 13.2% of total casino wins. For the year ended December 31, 2010, Borgata achieved a market share of 18.2% of total casino wins, including a market share of 19.6% and 17.1% of total table wins and total slot wins for such period, respectively. For the same time period, we recorded a 37.6% table game wins fair share premium (excluding poker tables) and a 37.8% slot wins fair share premium relative to the Atlantic City market. A summary of key gaming terms is set forth below under the caption “Industry and Market Data; Certain Industry Terms.”

Superior Performance in Non-Gaming Revenue

We believe that no other casino in the Atlantic City market offers the quality and breadth of non-gaming amenities as Borgata. For the year ended December 31, 2010, Borgata’s average daily rate (“ADR”) was $131 per night, with an above average occupancy rate of 85.7%. In addition, for the nine months ended September 30, 2010 (the date of the most recent publicly available information for Atlantic City casino hotels other than Borgata), we ranked number one among the 11 casino hotels in Atlantic City in terms of total cash room and cash food and beverage revenues, capturing 19.9% and 34.4% of the market share, respectively. Since inception through the quarter ended September 30, 2010, our non-gaming revenue, as a percentage of total net revenues, has consistently exceeded the Atlantic City industry average.

Strong Sponsorship and Experienced Management Team

Boyd, our managing member (through Boyd’s ownership of BAC), is a multi-jurisdictional gaming company that has been operating for approximately 35 years. Boyd owns and operates 15 casino entertainment facilities located in Nevada, Mississippi, Illinois, Louisiana and Indiana. Our on-site senior management team collectively has over 136 years of experience in the gaming industry and all have been affiliated with the property since inception.

Our Strategy

Our strategy is to capitalize on our high quality facilities and diverse array of gaming, dining, retail and entertainment options to effectively compete in the Atlantic City market and with our other regional competitors. We believe Borgata’s fun, upscale and superior design, along with our high quality and breadth of gaming and non-gaming amenities, have allowed us to capture a leading share of the Atlantic City gaming market. Our casino features spacious gaming floors that are operationally efficient and has the greatest number of gaming positions by property in the Atlantic City market as of December 31, 2010.

Capitalize on Large and Underpenetrated Market with Strong Demographics

The Atlantic City gaming market is the second largest gaming market in the United States, attracting more than 30 million visitors annually and generating approximately $3.6 billion in gaming revenue for the year ended December 31, 2010. The Atlantic City market primarily serves the densely populated New York-to-Washington, D.C. corridor, which includes major cities in New Jersey, Connecticut, New York, Pennsylvania, Maryland and Delaware, and has nearly 30 million adults living within a three-hour driving radius with an average household income significantly above the national average. Based on general industry data, we believe over 85% of adults in Atlantic City’s primary feeder market are presently not visiting Atlantic City, creating potential upside for the market and destinations like Borgata that can provide a wide array of amenities that nearby jurisdictions currently do not offer.

Capitalize on Our Superior Location and Easy Accessibility

We believe our location offers several advantages, which we seek to exploit. Borgata is the first casino to be located at Renaissance Pointe and is approximately a quarter mile away from its nearest competitors, the Harrah’s Resort Atlantic City and Trump Marina. The Atlantic City Expressway Connector provides quick access to Borgata, making it one of the most easily accessible properties in the Atlantic City market. The Atlantic City Expressway Connector, completed in the summer of 2001, offers guests a four-lane road to Renaissance Pointe and eliminates all but one occasional traffic stop from the Atlantic City Expressway. This advantage is significant as motorists are able to reach Borgata before its competitors and without the delays associated with driving to competing casinos. This is especially crucial during the summer months, when traffic along the main thruways (Arctic, Atlantic and Pacific Avenues) to the Boardwalk properties is heaviest. Upon exiting the Atlantic City Expressway at the Borgata exit, the Borgata Loop provides quick and direct access to valet and parking garages for Borgata. In addition, Borgata is highly visible from the Atlantic City Expressway, the primary roadway serving Atlantic City, which helps draw immediate brand awareness.

Provide Superior Product to the Market

We regularly evaluate additional improvements, renovations and development projects as we seek to continue to compete effectively with future development projects and expansion activities by our competitors. In particular, we have completed the process of renovating and refurbishing all of the Fiore suites at the Borgata hotel and plan to complete the renovation and refurbishment of all remaining rooms at the Borgata hotel by the end of 2012. In addition, we continue to maintain the most up-to-date gaming floor in Atlantic City with the latest technology designed to provide customers with a personalized and enjoyable entertainment experience, as well as to increase the operating efficiency of our facility. We completed a $4 million renovation to our slot floor in 2010 as part of our efforts to keep the gaming floor up-to-date. We believe maintaining our property as the premier destination in the Atlantic City market has contributed to our success in the past and will be important to our success in the future.

Emphasize Slot Revenues, the Most Consistently Profitable Segment of the Gaming Industry, while also Seeking to Maximize Table Game and Poker Room Revenues

We ranked number one among the 11 Atlantic City hotel casinos in terms of slot wins and table wins for the year ended December 31, 2010, earning $422.9 million in slot wins, or 17.1% of the total slot wins in the Atlantic City market, and $199.9 million in table wins, or 19.6% of the total table wins in the Atlantic City market. In addition, since the opening of our poker room (the largest in Atlantic City), we have captured a significant share of total poker revenue in the Atlantic City market. Our continued success will depend significantly upon our ability to continue to attract players to our slot machines, table games and poker room, including through our marketing and promotional efforts. While the focus on slot marketing remains competitive, we recently also began marketing aggressively towards table game customers.

Capitalize on Our Non-Gaming Businesses

We seek to maximize non-gaming revenues by offering our customers a host of amenities and entertainment offerings. We believe the quality and diversity of our dining, entertainment, spa and retail facilities have contributed to making Borgata a destination resort rather than a day trip casino. Borgata’s standard hotel rooms are well-appointed, featuring floor-to-ceiling windows, comfortable custom-made mattresses, Egyptian cotton bed and bath sheets and large bathrooms with marble floors, granite countertops, oversized glass-enclosed showers and private commode rooms. Our customers can select from a diverse array of high quality dining options at various price points, including fine dining restaurants operated by some of the world’s most acclaimed chefs. We also offer many entertainment options designed to enrich the overall resort and gaming experience and attract customers to our facilities. Borgata’s Events Center, which can accommodate up to 3,500 people, and The Music Box, which seats approximately 950, host concerts and headliner entertainment throughout the year. Guests can also relax and unwind at Borgata’s 54,000 square foot Spa Toccare or at the Immersion Spa, a more intimate European spa located on the 32nd and 33rd floors of The Water Club. The resort also features meeting rooms with flexibility to arrange accommodations to suit most occasions-whether hosting a meeting of 30 business executives, a general session for 3,000 or a gala dinner.

Increase Customer Retention and Acquisition

Our core strategy is to position Borgata as a customer-friendly destination that will expand our brand awareness and leverage our strong loyalty card program. Our marketing and promotional programs serve an important role, especially in the current economic downturn, in helping us retain existing customers, maintain trip frequency and acquire new customers. We offer our guests comprehensive, competitive and targeted marketing and promotion programs. Our “My Borgata Rewards” program, for example, offers players a hassle-free way of earning slot dollars, comp dollars and other rewards and benefits based on game play, with convenient on-line access of account balances and other program information. From time to time, we offer other promotional offers and discounts targeted towards new customers, frequent customers, inactive customers and prospective customers who have not yet visited Borgata, and mid-week and other promotional activities that seek to generate visits to Borgata during slower periods. Unlike some of our competitors, our promotional slot dollars are restricted and can only be redeemed for slot play and may not be cashed out. Comp dollars and other rewards generally can only be redeemed at our restaurants, retail and spa facilities. In addition, we strive to differentiate our casino with high-quality guest service to further enhance our overall brand and customer experience to position Borgata as the must visit property in Atlantic City.

We maintain a database of nearly 2.8 million customers enrolled in “My Borgata Rewards,” which we use to support our marketing efforts. Based on data collected as of December 31, 2010, approximately 81% and 89% of all slot and table play is rated, respectively. Our customer database allows us to target our marketing efforts to specific demographics, such as by age or location. As of December 31, 2010, approximately 61% of our customers are between the ages of 25 and 54, with approximately 82% residing in the New Jersey, New York or Pennsylvania region. To target this demographic, we have launched a nightlife rewards program that offers incentives and rewards based on customer spending at our nightlife venues.

Actively Manage Expenses

As a result of the economic downturn, we have taken steps to streamline our operational expenses and realign our operating structure to appropriately function within current business volumes during the economic downturn. Specifically, we have been able to significantly reduce operating expenses by electing not to accept guests at The Water Club hotel during the mid-week period from November through May. This gives us the flexibility of operating a single hotel rather than two separate properties to adjust to decreased demand during the non-peak seasons due to the continued weakness in the economy. The Water Club hotel is open every day of the week during the summer peak season of June to October, and is fully operational during the weekends from Friday to Monday from November through May. In addition, we have undertaken other cost management efforts to operate more efficiently, including a reduction in payroll expenses and adjusting the availability of our other amenities, such as the operating days for certain restaurants, to match demand.

Detailed Business Overview

Casino Overview

Borgata offers a 160,000 square foot casino containing approximately 3,474 slot machines, 184 table games, 85 live poker tables and a simulcast race book facility. Table games include blackjack, craps, roulette, baccarat, pai gow, novelty games, sic bo and other games. Our poker program continues to gain momentum with The Borgata Poker Open, a four part major tournament series, monthly signature events and daily tournaments in the casino’s poker room. Unlike several other properties in Atlantic City, our casino is contiguous and encompasses the majority of the property’s first floor. This design provides a more fluid, Las Vegas-style gaming environment. In addition, this layout is more efficient from an operations standpoint as oversight and game layout is easier to manage when gaming activities are conducted in contiguous areas. Borgata is the first casino to be designed under the more user-friendly regulations governing casino design in Atlantic City. Management believes that those regulatory changes have benefited our casino’s design by improving the traffic flow in the casino, reducing the amount of exits required and allowing restaurants and entertainment venues to be directly adjacent to the casino floor.

In 2010, we completed a $4 million renovation to our slot floor. The renovation consisted of removing approximately 470 slot machines to create a more efficient and spacious layout for our gaming customers. In addition, as part of the renovation, we installed 175 new slot machines and rethemed 247 slot machines.

Borgata Hotel Overview

Featuring a Las Vegas-style layout, the Borgata hotel’s 1,971 guest rooms and suites include six tiers of accommodations: 1,567 Classic Rooms (each with 445 square feet); 312 Fiore Suites (each with 695 square feet); 8 Studio Suites (each with 795 square feet); 39 Opus Suites (each with 1,010 square feet); 39 Piatto Suites (each with 1,455 square feet); 4 Quadri Suites (each with 2,670 square feet); and two Residences (each with an average of 5,000 square feet). Stylish amenities, including floor-to-ceiling windows, Egyptian cotton bed and bath sheets, comfortable custom-made mattresses, large bathrooms with granite countertops and marble walls and floors, oversized glass-enclosed showers with therapeutic showerheads and body sprays and high-speed internet access and three phones each with dual lines, are included in each suite and room in the hotel.

As part of our efforts to maintain and enhance Borgata as the premier destination in Atlantic City, we have completed a $4.4 million capital improvement project to renovate each Fiore suite at the Borgata hotel, and plan to complete an additional $50 million capital improvement project to renovate the remaining rooms at the Borgata hotel with the anticipation that by the end of 2012, all rooms at the Borgata hotel will have been completely renovated and refurbished. The Fiore room renovations included new paint and wall treatment, replacement of furniture and fixtures (including the installation of a large flat panel television in each suite), resurfacing of marble floors and tiles and other renovation work.

The Water Club

Atlantic City’s first boutique-lifestyle hotel combines elements of Borgata, while delivering a unique personality of its own. The 43-story, $450 million hotel features 798 guestrooms and suites; Immersion, a two-story European-style spa on the 32nd and 33rd floors, 18,000 square feet of meeting and event space; three residences modeled after chic, urban lofts; five heated pools-indoor and outdoor, each offering a distinct experience; and five retail shops including Hugo Boss, Just Cavalli and Hearts on Fire, while offering direct access to and from the Borgata hotel and casino. The Water Club hotel is open everyday of the week during the summer peak season from June to October and is fully operational from Friday to Monday during the non-peak seasons from November to May.

Dining Options

Borgata offers a diverse array of high quality dining options at various price points, including fine dining restaurants operated by some of the world’s most acclaimed chefs. The food and beverage product was designed to be a key feature of the property and we believe the layout provides for efficient operations in both the slower winter months and peak summer season. Our six fine dining restaurants bring a world of culinary experiences to Atlantic City. These restaurants consist of:

•	Old Homestead Steak House: The venerable New York City landmark makes its second home at Borgata, featuring its legendary steakhouse menu, served in a warm, contemporary atmosphere.

•	Izakaya: A modern Japanese pub serving sushi, sake and robatayaki in a sensual, yet contemporary atmosphere by celebrated chef Michael Schulson.

•

Bobby Flay Steak: Food Network personality and chef, Bobby Flay, puts his avant-garde touch on the classic, steakhouse fare, served in an environment that fuses sleek, modern design elements with natural materials such as leather, cast glass and hewn woods.

•

SEABLUE: Celebrated chef Michael Mina makes his East Coast and Atlantic City debut with SEABLUE, a restaurant that combines technology and design elements with Mina’s signature and acclaimed approach to seafood.

•

Wolfgang Puck American Grille: We welcome celebrated chef Wolfgang Puck to Borgata with his namesake Wolfgang Puck American Grille, offering contemporary American cuisine in two distinctive dining areas ranging from casual and relaxed to elegant and upscale.

•	Fornelletto Cucino & Wine Bar: A casual fine dining concept by celebrated chef Stephen Kalt that offers guests the comfort and culinary pleasures found in the Southern regions of Italy.

Other dining establishments include The Metropolitan Café, the Borgata Buffet, Noodles of the World (N.O.W.), Amphora, Bread and Butter and the Sunroom located at The Water Club. Our customers can also grab a quick bite to eat at our multi-concept quick service dining facility known as the Cafeteria, which features fast dining alternatives such as Ben & Jerry’s, Panda Express, Hibachi San, Villa Pizza, Fatburger, Lettuce Heads and Tony Luke’s. We believe the diverse array of dining options that Borgata offers has been well received by the market and is an important factor in making Borgata a destination resort rather than a day trip casino.

MDDC owns and operates each of the restaurants at Borgata, except for Starbucks coffee and five of the seven quick dining establishments located in the Cafeteria. These dining establishments are operated under lease agreements entered into by MDDC with third party lessees for specified terms. The lease agreements generally provide for a minimum base rent amount plus additional rent based on a percentage of gross sales. The dining establishments, Lettuce Heads and Tony Luke’s, in the Cafeteria are owned and operated by MDDC.

In addition, MDDC has entered into restaurant management agreements with the operators of our six fine dining restaurants. Under the terms of these agreements, each restaurant operator is generally responsible for the day-to-day management and oversight of the restaurant’s operations. As the owner, MDDC is responsible for all expenses of constructing, opening, operating, furnishing, supplying, marketing, repairing and maintaining each restaurant. In exchange for services rendered under the restaurant management agreement, each restaurant operator is entitled to a management fee, consisting of a base fee equal to a percentage of gross restaurant sales (as defined in the respective management agreements) plus an incentive fee equal to a percentage of net restaurant profits (as defined in the respective management agreements). Additionally, the restaurant management agreements with the operators of Izakaya, Bobby Flay Steak, SEABLUE and Fornelletto provide for a minimum guaranteed management fee. Unless terminated sooner in accordance with its terms, each restaurant management agreement expires 120 months after the date of the restaurant’s opening, except that the restaurant management agreements with Izakaya and Fornelletto expire 60 months after the opening of Izakaya and Fornelletto, respectively. MDDC also has the option to extend the initial term of the restaurant management agreements with the operators of Old Homestead Steakhouse, Izakaya and Fornelletto for an additional five-year period.

Entertainment and Nightlife

Borgata offers its customers two entertainment venues designed to enrich the overall resort and gaming experience and to attract customers to the casino. Accessed by elevator and escalator from the casino, Borgata’s Events Center presents concerts and headliner entertainment throughout the year. The facility can accommodate approximately 2,400 people on both flat floor and stadium style raised seating platforms and up to 3,500 people for a standing show. The venue features premium audio-visual equipment, special effect lighting and a theater quality sound system. The Events Center, which has been host to musical talents such as Pearl Jam, Gwen Stefani, Sting, Carly Simon, Kelly Clarkson, Aerosmith and Lenny Kravitz, is also utilized for in-house casino and slot marketing events and seats approximately 1,800 persons for banquet service. Borgata also offers an intimate entertainment venue, The Music Box, which seats approximately 950 people for live music, comedians and other entertainment and is home to Borgata’s nightly Comedy Club. The Music Box has been host to a variety of talented performers, including Jackson Brown, Kathy Griffin, Jewel, Franki Valli and Lewis Black.

In addition to these two entertainment venues, live bands and club DJ mix music can be found at four nightlife hotspots. With a variety of original nightlife concepts under one roof, including Gypsy Bar (a rock and tequila bar), B Bar, MIXX (a nightclub), and mur.mur (an intimate ultra lounge experience with celebrity guest DJs), these hotspots offer guests the ultimate sense of nightlife escapism.

Spa Facilities

A European-style, 54,000 square foot spa and related facilities, Spa Toccare, located at the Borgata hotel, complete with salon, fitness center and barbershop, is the place to relax and escape in Atlantic City. Spa Toccare offers an extensive menu of rejuvenating treatments, while guests seeking a relaxing respite can find it at Spa Toccare’s indoor pool and outdoor gardens.

Guests can also relax and unwind at the Immersion Spa, a more intimate European spa located on the 32nd and 33rd floors of The Water Club, high above Atlantic City, with peerless ocean and skyline views. The spa features, among other amenities, 360 degrees of floor-to-ceiling water views, a 25-yard lap pool, 16 experience rooms, state-of-the-art fitness center, extensive treatment options and a gourmet spa menu.

Retail

To round out the array of amenities are 10 boutiques and shops located at Borgata, and an additional five boutiques and shops located at The Water Club. The stylish shopping spots offer men’s, women’s and children’s fashions, gifts, toys, housewares and absolute essentials. Shopping boutiques at Borgata and The Water Club include:

•	Whim: Offers electronics and distinctive gift ideas.

•	Misura: Features men’s apparel, accessories, furnishings and gifts.

•	Carina: Features women’s apparel, accessories and gifts.

•	Borgata Collections: Borgata Brandwear, fine gifts and sundries.

•	Borgata Jewels: Fine jewelry and timepieces.

•	Borgata & Co.: Fine cigars, fine chocolates and other delicious indulgences.

•	Ciao!: Souvenirs and last minute gift shopping.

•	Essentials: Gifts, sundries and other convenience items.

•	Hugo Boss: Features fine menswear from designer Hugo Boss.

•	Just Cavalli: Features denim products including jeans and jackets, savvy t-shirts, and a sassy accessory line from designer Roberto Cavalli.

•	Hearts On Fire: Jewelry store featuring the Hearts On Fire diamond.

•	Fixation: A shoe store.

•	Borgata Employee Store: A store for our employees.

•	Bambino: A children’s store.

•	Cameo: Small gifts and toiletries.

MDDC owns and operates Whim, Just Cavalli, Fixation and Cameo and leases the remaining retail outlets to third parties under lease agreements, including a lease agreement with The Marshall Retail Group, LLC, a subsidiary of Marshall Hotels and Resorts, Inc., a national hotel management company. Under the terms of the lease agreement, Marshall Management AC, LLC leases and operates the retail stores Misura, Carina, Borgata Collections, Borgata & Co., Borgata Employee Store, Bambino, Ciao! and Essentials.

Meeting Spaces

Whether planning a meeting of 30 business executives, a general session for 3,000 or a gala dinner, Borgata has the resources and production knowledge to make the event happen. We have the flexibility to arrange accommodations to suit many occasions. Borgata’s meeting space is equipped to accommodate speakerphones, data ports, high-speed internet access, and advanced audio-visual equipment. A total of 70,000 square feet of divisible meeting space is available at the Borgata hotel, featuring the following options:

•	One 13,500 square foot meeting venue;

•	Three 4,200 square foot meeting rooms;

•	Four 1,250 square foot meeting rooms;

•	Two 600 square foot boardrooms; and

•	Indoor pool and outside garden area.

The meeting space features built-in lighting systems and media-rich video and sound systems. An additional 18,000 square feet of meeting space is available at The Water Club.

Parking

Borgata offers over 8,200 parking spaces, which include self-park spaces, valet spaces, and employee parking spaces, which ranks Borgata number one in the market in terms of capacity, well above the majority of the competition. In addition, ingress and egress from the resort is more typical of a Las Vegas style-resort with a spacious pavilion as opposed to the typical Atlantic City property where the resort entrance is on a public through-way. The self-parking garage features speed ramps to enable the arriving guests to secure a parking space quickly. Guests who choose valet parking will arrive via a six-lane porte cochere. Valet departures are separated on a lower level from all arriving guests to avoid cross traffic and to speed service for both arriving and departing guests. Borgata valet differs from all other Atlantic City casinos in that the valet parking spaces are conveniently located below the casino floor and do not require using city streets. This results in substantially better and more efficient valet parking service. Guests checking-in to The Water Club follow a dedicated roadway leading to an underground carport where they will be greeted by a valet attendant, checked-in and directed to a short escalator ride to the hotel lobby. Departing guests from The Water Club utilize a separate carport for departures which minimizes traffic and maximizes safety.

Owned and Leased Land

As of December 31, 2010, MDDC owns approximately 26.0 acres of land and all improvements thereon with respect to that portion of the property consisting of the Borgata hotel. In addition, MDDC, as lessee, entered into a series of ground leases with MAC, as lessor, for a total of approximately 19.6 acres of land underlying the public space expansion, the rooms expansion, a parking structure, a surface parking lot and a proposed alternative parking structure. On November 4, 2010, MGM announced that it had closed the sale of land leased to MDDC for the public space expansion, rooms expansion, parking structure and proposed alternative parking structure. Other than MDDC’s obligation to pay rent (in an amount equal to the amount paid under the Parking Structure Ground Lease (defined below)) and property taxes pursuant to the Alternative Parking Structure Ground Lease (defined below), our obligations under the ground leases were not modified by the sale. The leases consist of:

•	Lease and Option Agreement, dated as of January 16, 2002, as amended by a letter agreement, dated April 10, 2009, a letter agreement, dated September 21, 2009, the Modification of Lease and Option

Agreement, dated as of August 20, 2004, and the Second Modification of Employee Parking Structure Lease and Option Agreement, dated March 23, 2010, for approximately 2.0 acres of land underlying the parking garage (the “Parking Structure Ground Lease”);

•

Expansion Ground Lease, dated as of January 1, 2005, as amended by the Modification of Expansion Ground Lease, dated March 23, 2010, for approximately 3.5 acres of land underlying the Public Space Expansion (the “Public Space Expansion Ground Lease”);

•

Tower Expansion & Additional Structured Parking Ground Lease Agreement, dated as of January 1, 2005, as amended by the Modification of Tower Expansion & Additional Structured Parking Ground Lease Agreement, dated February 20, 2010, and the Second Modification of Tower Expansion & Additional Structured Parking Ground Lease Agreement, dated March 23, 2010, for approximately 1.6 acres of land underlying the Rooms Expansion and 2.7 acres of land underlying a parking structure each (the “Rooms Expansion Ground Lease”);

•

Surface Lot Ground Lease, dated as of August 20, 2004, as amended by the Modification of Surface Lot Ground Lease, dated March 23, 2010, for approximately 8.4 acres of land consisting of the surface parking lot (the “Surface Parking Lot Ground Lease”); and

•	Ground Lease Agreement, dated as of March 23, 2010, for approximately 1.4 acres of land underlying a proposed additional parking structure (the “Alternate Parking Structure Ground Lease”).

Pursuant to the Alternative Parking Structure Ground Lease, (i) commencing on the date of the Divestiture Trust’s agreement to sell the land underlying the ground leases (the “Sale Agreement”), MDDC became responsible for all real property taxes assessed against the land underlying the Alternative Parking Structure Ground Lease and (ii) payment of monthly rent under the Alternative Parking Structure Ground Lease shall be deferred until the earliest to occur of (x) the date 18 months following the execution of the sale agreement, (y) completion of construction of The Water Club parking garage, and (z) expiration of the term of the Divestiture Trust. Effective as of the date of execution of the sale agreement, the monthly rent due under the Alternative Parking Structure Ground Lease was in an amount consistent with the rent due under the Parking Structure Ground Lease on a per square foot basis.

The lease terms extend until December 31, 2070 with the exception of the surface parking lot lease which could be terminated by either party upon 30 days written notice. In addition, the surface parking lot ground lease will terminate on any termination of the Divestiture Trust, unless the NJCCC approves an extended term of such lease.

MDDC owns all improvements made on the leased lands during the term of each ground lease. Upon expiration of such term, ownership of such improvements reverts back to the landlord. Total rent incurred under the ground leases was $5.4 million, $6.5 million and $6.1 million for the years ended December 31, 2010, 2009 and 2008, respectively. In addition, except as described above with respect to the Alternate Parking Structure Ground Lease, MDDC is responsible for all property taxes assessed on the leased properties. Property tax incurred was $12.9 million, $12.2 million and $11.7 million for the years ended December 31, 2010, 2009 and 2008, respectively.

If during the term of the Rooms Expansion Ground Lease, the Public Space Expansion Ground Lease or the Alternate Parking Structure Ground Lease, the third party landlord (“Landlord”) or any person associated with the Landlord is found by the NJCCC to be unsuitable to be associated with a casino enterprise and such person is not removed from such association in a manner acceptable to the NJCCC, then MDDC may, upon written notice to the Landlord, elect to purchase the leased land for the appraised value as determined under the terms of such ground leases, unless the Landlord elects, upon receipt of such notice, to sell the land to a third party, subject to the ground leases. If the Landlord elects to sell the land to a third party but is unable to do so within one year, then the Landlord must sell the land to MDDC for the appraised value.

In addition, MDDC has an option to purchase the land leased under the Parking Structure Ground Lease at any time during the term of that lease so long as it is not in default thereunder, at fair market value as determined in accordance with the terms of the Parking Structure Ground Lease. In the event that the land underlying the Surface Parking Lot Ground Lease is sold to a third party, MDDC has the option to build a parking garage, if necessary, to replace the lost parking spaces on the land underlying the Alternate Parking Structure Ground Lease.

Pursuant to the Operating Agreement, MAC is responsible for its allocable share of expenses related to master plan and government improvements at Renaissance Pointe. The related amounts due from MAC for these types of expenditures incurred by us were less than $0.1 million at December 31, 2010 and 2009, respectively. Reimbursable expenditures incurred were $0.6 million, $0.5 million and $0.6 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Our Market

Atlantic City Gaming Market Overview

The Atlantic City gaming market is the second largest gaming market in the United States with approximately $3.6 billion in gross gaming revenue for the year ended December 31, 2010. There are currently 11 hotel casinos in the market, with Borgata being the newest facility. The average age of the competing properties is over 28 years old. The Atlantic City gaming market primarily serves the densely populated New York-to-Washington, D.C. corridor and draws customers primarily within a three-hour driving distance, which includes major cities in New Jersey, Connecticut, New York, Pennsylvania, Maryland and Delaware. The nearly 30 million adults that currently reside in our primary market have an average household income above the national average. Atlantic City attracted over 30 million visitors during 2009 and enjoys a stable regulatory environment with a lower gaming tax rate (9.25%) than other nearby jurisdictions.

As of December 31, 2010, the 11 hotel casinos in Atlantic City had 28,113 slot machines, 1,267 table games and 306 poker tables. As of September 30, 2010, the 11 hotel casinos had a total of 17,060 guest rooms. The average occupancy rate and ADR for the nine months ended September 30, 2010 were 85% and $100 respectively. For the year ended December 31, 2010, Borgata’s average occupancy rate and ADR were 85.7% and $131, respectively. Borgata continues to be the market leader with a market share of 18.2% of total casino wins, consisting of a 17.1% market share of total slot wins and 19.6% market share of total table wins for the year ended December 31, 2010. We achieved a 13.6% premium in ADR relative to our nearest competitor for the nine months ended September 30, 2010. In addition, Borgata had one of the highest slot and table game win-per-unit-per-day in the entire northeast gaming region in the year ended December 31, 2010.

The following table summarizes the existing hotel casinos in Atlantic City as of December 31, 2010.

Hotel Casino	Year Built	Casino Floor (Sq. ft.)	Casino Wins (mm)(1)	Slots	Tables(2)	Poker Tables	Hotel Rooms(3)	Hotel Occupancy(3)	ADR(3)
Borgata	2003	160,287	$650	3,474	184	85	2,769	87.1%	$132
Trump Taj Mahal	1990	161,722	403	2,809	134	63	2,010	84.6%	93
Showboat	1987	139,540	285	2,645	83	24	1,331	86.6%	92
Trump Marina	1985	78,535	147	1,745	69	—	728	75.8%	83
Trump Plaza	1984	86,923	175	1,708	70	—	906	82.3%	90
Tropicana	1981	138,130	300	2,862	108	34	2,129	85.3%	114
AC Hilton	1980	75,416	164	1,838	90	2	809	74.2%	72
Harrah’s	1980	177,570	454	2,869	123	40	2,590	85.4%	101
Bally’s	1979	176,602	427	3,434	182	26	1,705	92.6%	87
Caesars	1979	140,775	410	2,518	141	32	1,141	93.5%	96
Resorts	1978	99,030	155	2,211	83	—	942	70.6%	66

Total		1,434,530	$3,570	28,113	1,267	306	17,060	85%	$100

Source: New Jersey Casino Control Commission.

(1)	Reflects casino wins, including racebook, for the year ended December 31, 2010.
(2)	Excludes poker.
(3)	Hotel rooms, hotel occupancy and ADR as of September 30, 2010 (latest published information).

Atlantic City Market Performance

The Atlantic City market has been substantially impacted by the national recession, which began in December 2007, and continuing weak economic conditions in the United States and elsewhere. As a result of the weak economy, the uncertainty over the duration of such weakness and the prospects for recovery, consumers are continuing to curb discretionary spending, which has had, and continues to have, an adverse effect on the Atlantic City market. Specifically, the number of annual visitors to Atlantic City, which reached a peak of 34.9 million visitors in 2005, began to decline to 34.5 million visitors in 2006, to 33.3 million in 2007, to 31.8 million in 2008 and to 30.4 million in 2009. As national and local economic conditions began to worsen and competitive pressures intensified, a more significant drop in visitors occurred in 2008 and 2009, with 31.8 million visitors in 2008 and 30.4 million visitors in 2009, or a decrease of approximately 8.9% and 13.0% from the 2005 peak, respectively.

According to the South Jersey Transportation Authority, in 2009, approximately 82.9% of Atlantic City visitors traveled by automobile, 14.1% by charter bus, 1.6% by transit bus, 0.8% by air and 0.7% by rail. The average daily traffic eastbound on the Atlantic City Expressway, White Horse Pike and Black Horse Pike totaled 70,969 automobiles, which translates to 25.9 million cars annually.

To cope with the current difficult economic period, we have focused on managing our operating margins and targeted several initiatives that we believe will enhance our ongoing efforts to retain existing customers, maintain trip frequency and acquire new customers. These efforts and initiatives are discussed under “Business-Summary-Our Strategy.”

Although economic conditions remain weak, we have maintained our number one ranking in terms of total casino wins among the 11 hotel casino properties operating in Atlantic City since 2005. The following tables rank the 11 Atlantic City casinos by total casino wins, by slot wins and by table wins for the year ended December 31, 2010. As reflected in the table below, Borgata represents approximately 13.5% of the total gaming positions in the Atlantic City market and generated approximately 18.2% of the total casino wins for the year ended December 31, 2010 ($ in thousands):

Casino	Casino Win(1)	Market %	Casino	Slot Win	Market %	Casino	Table Win	Market %
1. Borgata	$650,195	18.2%	1. Borgata	$422,853	17.1%	1. Borgata	$199,915	19.6%
2. Harrah’s	454,029	12.7%	2. Harrah’s	350,536	14.1%	2. Caesars	154,191	15.1%
3. Bally’s AC	427,078	12.0%	3. Bally’s AC	283,639	11.4%	3. Bally’s AC	137,802	13.5%
4. Caesars	409,553	11.5%	4. Trump Taj Mahal	258,071	10.4%	4. Trump Taj Mahal	128,985	12.6%
5. Trump Taj Mahal	403,090	11.3%	5. Caesars	248,515	10.0%	5. Harrah’s	95,224	9.3%
6. Tropicana	300,446	8.4%	6. Showboat	234,117	9.5%	6. Tropicana	89,357	8.8%
7. Showboat	285,484	8.0%	7. Tropicana	205,543	8.3%	7. Trump Plaza	50,611	5.0%
8. Trump Plaza	175,057	4.9%	8. Trump Plaza	124,446	5.0%	8. Showboat	47,752	4.7%
9. Resorts	163,650	4.6%	9. Resorts	121,823	4.9%	9. AC Hilton	41,616	4.1%
10. AC Hilton	155,209	4.3%	10. AC Hilton	114,450	4.6%	10. Resorts	40,759	4.0%
11. Trump Marina	147,389	4.1%	11. Trump Marina	113,358	4.6%	11. Trump Marina	34,026	3.3%

Total Market	$3,571,180	100%	Total Market	$2,477,351	100%	Total Market	$1,020,238	100%

Source: New Jersey Casino Control Commission.

(1)	Total casino win represents the sum of slot wins and table wins, plus poker wins, simulcast wins and keno wins, which are not listed above.

Competition

The gaming industry is highly competitive and our competitors vary considerably in size, quality of facilities, number of operations, brand identities, marketing and growth strategies, financial strength and capabilities, level of amenities, management talent and geographic diversity. We also compete with other non-gaming resorts and vacation areas, and with various other entertainment businesses, and may face new competition from new forms of gaming that may be legalized in the future. In addition, online gaming, despite its illegality in the United States, is a growing sector in the gaming industry and may further increase competition. Our competitors in our market may have substantially greater financial, marketing and other resources than we do and there can be no assurance that they will not engage in aggressive pricing action to compete with us in the future. Although we believe we are currently able to compete effectively, we cannot make assurances that we will be able to continue to do so or that we will be capable of maintaining or further increasing our current market share. Our failure to compete successfully in our market could adversely affect our business, financial condition, results of operations and cash flow.

In recent years, with fewer new markets opening for development, many casino operators have been reinvesting in existing markets to attract new customers or to gain market share, thereby increasing competition in those markets.

Atlantic City

The Atlantic City market is highly competitive. Currently, the 11 hotel casinos located in Atlantic City, including Borgata, compete with each other on the basis of customer service, quality and extent of amenities and promotional offers. For this reason, we and our competitors require substantial capital expenditures to compete effectively. We completed our public space expansion in June 2006 and our rooms expansion in June 2008, and have substantially completed a $4 million renovation to our slot floor and a $4.4 million renovation and refurbishment of our Fiore suites during 2010. Certain of our existing competitors in Atlantic City have also recently completed significant room expansion projects and added other new amenities to their facilities. For example, in early 2009, Trump Entertainment completed the construction of the Chairman Tower, a 782-room hotel tower at the Taj Mahal. In 2007, Revel Entertainment Group, LLC (“Revel”) announced its plan to develop and build a $2.5 billion mega resort located on a 20-acre, oceanfront site next to the Showboat Casino Hotel in Atlantic City. During 2009, Revel announced that it would slow construction on the project until it secured long-term financing. In February 2011, Revel announced it had secured $1.15 billion of financing, from a consortium of banks, which will enable Revel to complete construction of the project. The project, which is expected to open by the summer of 2012, is expected to include 12 restaurants, 1,100 hotel rooms, 75,000 square feet of retail space, a 22,000 square foot spa and two night clubs. The Revel project, and other future developments and expansions, could further increase competition and have a material adverse effect on our business and operations if we are unable to compete effectively with such projects.

In addition, MGM owns land adjacent to Borgata, a portion of which consists of common roads, landscaping and master plan improvements, and a portion of which was planned for a wholly-owned development, MGM Grand Atlantic City. As part of MGM’s settlement agreement with the NJDGE, as approved by the New Jersey Casino Control Commission, MGM has agreed that an affiliate of MGM would withdraw its license application for this development. Competition could significantly increase if a developer acquires MGM’s interest in such land and succeeds in developing and opening a competing casino property adjacent to Borgata. Increased competition also may result from changes to existing gaming regulations. For example, to help spark new investment in Atlantic City, former Atlantic City mayor James Whelan, who is now a state senator, introduced legislation on March 22, 2010 that, among other things, would change the minimum room requirements and size of casino hotels. Instead of 500-room hotels with casinos of at least 60,000 square feet that New Jersey law now requires, developers would be able to build smaller, 20,000 square foot, casinos at hotels with at least 200 rooms under the proposed legislation. A day after the proposed legislation’s introduction, a developer announced an agreement to build a $300 million Hard Rock Casino Hotel next to the Atlantic City Hilton, a project that is anticipated to take advantage of the proposed legislation. The Hard Rock Casino Hotel project would take over what was then billed as a $1 billion-plus mega-casino tentatively called the Gateway Project. The legislation was passed into law by the governor in January 2011 and will likely result in the development of additional smaller, boutique hotel-casinos in the Atlantic City market, further increasing competition. In addition, competition could further increase if, as has been discussed in the past, the State of New Jersey approves the installation of video lottery terminals (“VLTs”) at horse racing facilities in New Jersey.

Other Regional Competitors

The expansion of casino gaming in or near the mid-Atlantic region from which we attract most of our customers, including state law changes expanding gaming in Pennsylvania, New York, Connecticut, Delaware and Maryland as discussed further below, also could have a significant adverse effect on our business, financial condition, results of operations and cash flow. The following table provides information on some of our competitors in Pennsylvania, New York, Connecticut and Delaware as of December 31, 2010 ($ in thousands):

Property	Location	Year Opened	Facility Type	Dist from Borgata	Gaming Revenues Year Ended December 31, 2010(1)	Slots	Tables(2)	Hotel Rooms
Primary Market
Borgata	Atlantic City, NJ	2003	Casino	N/A	$650,195	3,474	269	2,769
Harrah’s Chester	Chester, PA	2007	Racino	76 mi	390,193	2,938	123	—
Parx Casino	Philadelphia, PA	2006	Casino	80 mi	518,744	3,457	105	—
Delaware Park	Wilmington, DE	1995	Racino	94 mi	236,207	2,478	87	—
Dover Downs	Dover, DE	1995	Racino	129 mi	210,143	2,746	58	500
Sands Bethlehem	Bethlehem, PA	2009	Casino	134 mi	372,308	3,023	91	—
Yonkers Raceway	Yonkers, NY	2006	Racino	141 mi	584,212	5,296	—	—
Harrington Raceway	Harrington, DE	1996	Racino	149 mi	125,030	1,814	52	—
Mount Airy Casino	Mount Pocono, PA	2007	Casino	164 mi	208,461	2,451	81	188
Pocono Downs	Wilkes-Barre, PA	2006	Racino	176 mi	294,919	2,465	84	—
Penn National	Grantville, PA	2008	Racino	180 mi	300,985	2,487	58	—
Monticello Raceway	Monticello, NY	2004	Racino	205 mi	63,682	1,110	—	—
Mohegan Sun	Uncasville, CT	1996	Tribal casino	260 mi	793,797	6,404	367	1,175
Foxwoods Casino(3)	Mashantucket, CT	1992	Tribal casino	266 mi	725,192	6,583	485	2,223

Total					$5,474,068	46,726	1,860	6,855

Source: State regulatory agencies and company websites.

(1)	Reflects total casino wins for the year ended December 31, 2010, including casino wins from promotional play. Gaming revenues for competitors in Connecticut include only slot revenues (table and poker revenues not publicly available).
(2)	The total number of table units includes poker units.
(3)	Includes hotel rooms at Foxwoods Resort & Casino and the MGM Grand at Foxwoods.

Pennsylvania

We face significant competition from casinos in Pennsylvania. Pennsylvania legalized slot machines at race tracks and standalone casinos in 2006. Currently, six racinos and four casinos are in operation. Seven of these properties are located within 180 miles of Borgata-Harrah’s Chester in Chester, Parx Casino in Philadelphia, SugarHouse Casino in Philadelphia, Sands Bethlehem in Bethlehem, Mount Airy Casino in Mount Pocono, Pocono Downs in Wilkes-Barre and Penn National in Grantville. These seven properties have a total of 18,421 slot machines as of December 31, 2010 and generated gross slot revenue of $2.0 billion for the year ended December 31, 2010. These facilities are located within one of our major feeder markets and have continually increased their slot promotional giveaways, for which they receive a gross revenue tax deduction, to compete for customers.

Several casino operators in Pennsylvania also have announced new development or expansion plans that could further increase competition:

•

SugarHouse Casino, located in Philadelphia, approximately 70 miles from Borgata, opened a facility in September 2010 with 45,000 feet of gaming space, including 40 table games and 1,602 slot machines. Through December 31, 2010, SugarHouse generated $41.9 million in gross slot revenue and $17.1 million in table revenue. SugarHouse has announced that it intends to expand its facility with an additional 1,300 slots, expanded dining options, retail space and a 3,000 space, 10-level parking garage by 2013.

•

Sands Casino Resort, located in Bethlehem, approximately 130 miles from Borgata, announced they are embarking on a major expansion with a 200,000 square foot retail mall and a 2,500 seat entertainment center. Both projects were delayed in October 2008 due to economic constraints. In addition, construction on the Sand’s 300 room hotel, which includes 5,000 square feet of meeting space, resumed in 2010 and is expected to open in mid-2011. Sands has also petitioned to add 29 table games to their current inventory of 100 table games.

•

As part of its multi-phase expansion project, Parx Casino, approximately 80 miles from Borgata, opened its 24 table poker room in November 2010, and currently has 45 poker tables and announced plans to open over 60 additional poker tables by early to mid-2011. The planned expansion is also expected to result in additional expansion of its gaming floor, additional lounges and restaurants and a 400-room hotel by December 2012.

In addition, in January 2010, table game legislation was signed into Pennsylvania law, which allows up to 250 table games at each of the twelve larger authorized casinos and up to 50 table games at each of the remaining two smaller authorized casinos. Table games became operational at the six racinos and three casinos in Pennsylvania in mid-July 2010. When fully operational, the four Philadelphia area locations, including two racinos and two standalone casinos in downtown Philadelphia, could operate up to 20,000 slot machines and 1,000 table games. Competition from the Pennsylvania area casinos that are currently operational has adversely impacted Atlantic City casinos. We believe that the recently enacted table game legislation and the potential opening of additional casinos could further adversely impact our operations. In particular, convenience may be a more important factor than amenities for some customers, especially mid-week and repeat customers. These customers may prefer the convenience of a closer drive to a nearby casino rather than dealing with a longer drive to enjoy the amenities that Borgata has to offer. Expansion of gaming facilities in Pennsylvania and other nearby states therefore could result in fewer customer visits to our property, which could adversely impact our financial condition and operating results.

New York

Pursuant to legislation enacted in 2001, the Division of the Lottery of the State of New York is authorized to permit the installation of VLTs at various horse racing facilities in New York. The 2001 legislation also authorized the Governor of New York to negotiate compacts authorizing the operation of up to six Native American casino facilities including slot machine gaming. New York currently has five tribal casinos and eight racinos. Two racinos, Yonkers Raceway and Monticello Raceway, are located within approximately 200 miles of Borgata, with a third racino, Tioga Downs, located within 275 miles of Borgata. These three facilities had a total of 7,196 VLTs as of December 31, 2010 and generated aggregate gross gaming revenues (inclusive of “subsidized free play”) of $706.8 million for the year ended December 31, 2010. Genting New York LLC, the company selected to operate VLTs at the Aqueduct racetrack in New York City, has announced plans to have a total of 4,525 VLTs in the second half of 2011, which could increase competition. In addition, three additional tribal casinos in the Catskill Mountains were approved a decade ago, but development on these projects has been delayed for various reasons. The Shinnecock Indians may also seek to develop and build a casino in Riverhead on Long Island. Competition could increase if the developers are able to succeed in developing and opening one or more additional tribal casinos in New York.

Connecticut

We face competition from two tribal casinos in Connecticut, the Mohegan Sun in Uncasville and Foxwoods Casino in Mashantucket. These tribal casinos are located within 270 miles of Borgata and approximately 140 miles from New York City. These tribal casinos had a total of 12,987 slot machines as of December 31, 2010, and generated gross slot revenues of $1.5 billion for the year ended December 31, 2010. As required by their individual memorandum of understanding agreements with the State of Connecticut, the Mohegan Tribe and the Mashantucket Pequot Tribe of Foxwoods make monthly payments to the State of Connecticut based on a portion of the revenues from their slot machines. In 2002, the Mohegan Sun completed a significant expansion to position itself to compete for Atlantic City customers. The expansion included increased gaming, restaurant and retail space, an entertainment arena, a 1,200 room hotel tower and approximately 100,000 square feet of convention space. In 2007 and 2008, Mohegan Sun completed the Sunrise Square and Casino of the Wind components of an expansion project called “Project Horizon,” respectively. In 2008, Foxwoods Casino completed a $700 million expansion to add 825 hotel rooms, a new casino with 1,400 slots and 53 table games, a 4,000 seat concert theater, seven nightclubs and restaurants and a 21,000 square foot luxury spa.

Delaware

We compete with Delaware primarily for gaming customers from the Southern New Jersey, Southern Pennsylvania and Delaware regions. Delaware legalized slot machines in 1994 and is home to three gaming establishments-Delaware Park in Wilmington, Dover Downs in Dover and Harrington Raceway in Harrington-all of which are located within 150 miles of Borgata. These facilities had a total of 7,038 slot machines as of December 31, 2010 and generated gross slot revenues of $532.8 million for the year ended December 31, 2010.

During August 2009, the U.S. Court of Appeals for The Third Circuit declared that a plan to allow sports betting by the State of Delaware violated federal law and that any sports betting at Delaware’s three casinos must be limited to three-game or more parlay bets on professional football games. In January 2010, a bill was signed into law that allows table games at each of the three casinos. All three casinos in Delaware commenced operation of table games in May and June of 2010. As of December 31, 2010 the three properties had 124 table games and 73 poker units, which generated $38.5 million in table revenue through December 31, 2010. While our casino currently offers table games, we currently are not permitted to offer sports betting. We believe the introduction of table games and sports betting in Delaware could have an adverse effect on our business. In addition, two proposals have been submitted to the Delaware state legislature for casinos to be located in the southern region of Delaware. The three existing racinos have expressed opposition to the proposals. These proposals, if approved by the Delaware state legislature, and the potential further expansion of gaming in Delaware could further increase competition.

Maryland

Voters in Maryland overwhelmingly approved a November 2008 referendum to legalize 15,000 slot machines at five locations throughout the state. Pursuant to the referendum, Anne Arundel County was approved for 4,750 machines, Cecil County was approved for 2,500 machines along Interstate 95, Baltimore City was approved for 3,750 slots, Worcester County was approved for 2,500 slots, and Rocky Gap State Park was approved for 1,500 machines. Of the five available licenses, three have been awarded:

•

Ocean Downs was awarded the Worcester County license (approximately 130 miles from Borgata) in September 2009. The project opened in January 2011 and is in the heart of Maryland’s beach resort community with 750 slot machines and live seasonal harness racing.

•

Penn National was awarded the Cecil County license (approximately 100 miles from Borgata) in October 2009 and the state’s first slots casino, the Hollywood Perryville, commenced operations in September 2010 with 1,500 slot machines.

•

Cordish Companies was awarded the Anne Arundel County license (approximately 180 miles from Borgata) in December 2009 and plans for an initial opening of its casino in late 2011 with final completion in late 2012.

Native American Tribes

We also face competition from casino facilities operated by federally recognized Native American tribes. Pursuant to the Indian Gaming Regulatory Act (the “IGRA”), which was passed by Congress in 1988, any state that permits casino-style gaming, even if only for limited charity purposes, is required to negotiate gaming compacts with federally recognized Native American tribes. Under the IGRA, Native American tribes enjoy comparative freedom from regulation and taxation of gaming operations, which provides them with an advantage over their competitors. In addition, we believe Native American nations have sought or are seeking federal recognition, land and gaming compacts in New York, Pennsylvania, Connecticut and other states near Atlantic City. If successful, additional casinos built in or near this portion of the United States could have a material adverse effect on the business and operations of our property.

Comparison of Gaming Taxes and Smoking Restrictions

The following table summarizes the gaming taxes and smoking restrictions that are currently in effect in the states of New Jersey, Pennsylvania, New York, Connecticut, Delaware, and Maryland. As reflected below, New Jersey enjoys a lower gaming tax rate (9.25% effective rate) than other nearby jurisdictions and its smoking restrictions are less restrictive than some other nearby jurisdictions that completely ban smoking in casino establishments.

State	Gaming Taxes	Smoking Restrictions
New Jersey	8% tax on gross gaming revenue, plus a community investment alternative obligation of 1.25% of gross gaming revenue in lieu of an investment alternative tax of 2.5% of gross gaming revenues.	Smoking restricted to no more than 25% of the casino floor.

Pennsylvania	55% flat tax on all slot revenues and 16% tax on table revenues that will decrease to 14% in fiscal 2012.	Smoking restricted to no more than 25% of the casino floor, except that the percentage can be increased to 50% if a casino can prove a hardship caused by the ban.

New York	Approximately 70% tax on slot revenue.	Statewide smoking ban passed in April 2003, which includes the state’s gaming establishments.

Connecticut	Each tribe must contribute 25% of gross slot machine revenue to the state monthly. If a tribe’s contribution falls below $80 million in any year, the contribution rate increases to 30%.	Statewide smoking ban passed in October 2003, but does not apply to either Mohegan Sun or Foxwoods Casino since they both operate on sovereign land.

Delaware	52% flat tax on all gaming revenues.	Smoking ban approved in 2002 that bans smoking in bars, restaurants and casino establishments.

Maryland	Proposed tax rate of 67% on revenue generated from slots and a proposed 33% tax rate on table games.	Smoking prohibited in bars, restaurants and casino establishments.

New Jersey Gaming Regulations

We are subject to extensive regulation under New Jersey gaming laws, rules and supervisory procedures. Casino gaming was approved by statewide referendum in 1976, with casinos restricted to Atlantic City. The legislative intent was to use gambling as a unique tool for urban revitalization of Atlantic City, and to generate revenue to establish new or expanded programs to benefit senior citizens and disabled residents. New Jersey’s gaming regulations include the following:

•	Regulation: The state’s gaming industry is overseen by the NJDGE and the NJCCC. These agencies also have jurisdiction over alcoholic beverage licenses at casinos.

•	Licensing Limits: There is no legislative limit on the number of licensees or machines permitted to be issued to one owner.

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Taxation: 9.25% effective tax rate, consisting of an 8% tax on gross gaming revenue and a community investment alternative obligation equal to 1.25% of gross gaming revenues, plus additional taxes and fees as further described under Taxes, Fees and Other Charges.

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Infrastructure Requirements: Gaming was limited to hotels with a minimum of 500 rooms and casinos of at least 60,000 square feet. In January 2011, Governor Chris Christie signed legislation that permits developers to build smaller 20,000 square foot casinos at hotels with at least 200 rooms, which may further increase competition in the Atlantic City market.

•	Gaming: The state permits full-scale class III gaming including all table games and permits pari-mutuel simulcasting.

•	Facility Types: Casinos are limited to land-based properties with hotel rooms in Atlantic City.

Restrictions on Ownership and Operation of Casino Gaming Facilities

The ownership and operation of casino gaming facilities in New Jersey are subject to the Casino Control Act. In general, the Casino Control Act and the regulations promulgated thereunder contain detailed provisions concerning, among other things:

•	the granting of casino licenses;

•	the suitability of the approved hotel facility and the amount of authorized casino space and gaming units;

•	permitted therein;

•	the qualification of natural persons and entities related to the casino licensee;

•	the licensing and registration of employees and vendors of casino licensees;

•	the rules of the games;

•	the selling and redeeming of gaming chips;

•	the granting and duration of credit and the enforceability of gaming debts;

•	the management control procedures, accountability, and cash control methods and reports to gaming agencies;

•	the security standards;

•	the manufacture and distribution of gaming equipment;

•	the equal opportunity for employees and casino operators, contractors of casino facilities, and others;

•	advertising and entertainment; and

•	alcoholic beverages.

The Gaming Authorities are empowered under the Casino Control Act to regulate a wide spectrum of gaming and non-gaming related activities and to approve the form of ownership and financial structure of not only a casino licensee, but also its entity qualifiers and intermediary and holding companies.

No casino hotel facility may operate unless the appropriate license and approvals are obtained from the Gaming Authorities, which have broad discretion with regard to the issuance, renewal, revocation, and suspension of such licenses and approvals, which are nontransferable. The qualification criteria with respect to the holder of a casino license include the following:

•	its financial stability, integrity and responsibility;

•	the integrity and adequacy of its financial resources which bear any relation to the casino project;

•	its good character, honesty, and integrity; and

•	the sufficiency of its business ability and casino experience to establish the likelihood of creation and maintenance of a successful, efficient casino operation.

To be considered financially stable, a licensee must demonstrate the following abilities:

•	to pay winning wagers when due;

•	to achieve a gross operating profit;

•	to pay all local, state, and federal taxes when due;

•	to make necessary capital and maintenance expenditures to insure that it has a superior first-class facility; and

•	to pay, exchange, refinance or extend debts which will mature and become due and payable during the license term.

In the event a licensee fails to demonstrate financial stability, the Gaming Authorities may take such action as they deem necessary to fulfill the purposes of the Casino Control Act and protect the public interest, including:

•	issuing conditional license approvals or determinations;

•	establishing an appropriate cure period;

•	imposing reporting requirements;

•	placing restrictions on the transfer of cash or the assumption of liability;

•	requiring reasonable reserves or trust accounts;

•	denying licensure; or

•	appointing a conservator.

Pursuant to the Casino Control Act, NJCCC regulations and precedent, no entity may hold a casino license unless: (1) each officer of the casino licensee; (2) each directors of the casino licensee; (3) each person who directly or indirectly holds any beneficial interest or ownership of the securities issued by such casino licensee; (4) any holder who in the opinion of the director of the NJDGE has the ability to control the casino licensee or to elect a majority of the board of directors of the casino licensee; and (5) each holding, intermediary or subsidiary company of the licensee obtains and maintains qualification approval from the Gaming Authorities.

As to each holding, intermediary and subsidiary company of an applicant for or holder of a casino license, such applicants and holders shall be required to establish and maintain the qualifications of the following: (1) each Corporate Officer; (2) each director; (3) each person who directly or indirectly holds a beneficial interest or ownership interest of 5% or more in such company; (4) any person who in the opinion of the director of the NJDGE has the ability to control or elect a majority of the board of directors of such company; and (5) any other person who the director may consider appropriate obtains and maintains qualification approval from the Gaming Authorities.

In addition, each party to an agreement for the management of a casino is required to hold a casino license, and the party who is to manage the casino must own at least 10% of all the outstanding equity securities of the casino licensee. Such an agreement shall provide for:

•	the complete management of the casino;

•	the sole and unrestricted power to direct the casino operations; and

•	a term long enough to ensure the reasonable continuity, stability, independence and management of the casino.

Qualification Requirements and Waivers for Certain Security Holders

As discussed below under Restrictions on Issuance, Ownership and Transfer of Securities, an entity qualifier or intermediary or holding company is required to be qualified by the NJCCC and meet the same basic standards for approval as a casino licensee; provided, however, that Director of the NJDGE, shall have the authority to waive any or all of the qualification requirements for any Corporate officer as defined in the NJ Act, each director and each person who directly or indirectly holds a beneficial interest or ownership interest of 5% or more in such company.

Applicants for and holders of casino licenses shall be required to establish and maintain the qualifications of any financial backer, investor, mortgagee, bondholder, or holders of indentures, notes or other evidences of indebtedness, either in effect or proposed which bears relation to the casino operation or casino hotel premises who holds 25% or more of such financial instruments or evidences of indebtedness; provided however in circumstances of default, any person holding 10% of such financial instruments or evidences of indebtedness shall be required to establish and maintain his qualifications. The director may, in his discretion, require that any other financial backer, investor, mortgagee, bondholder, or holder of indentures, notes or other evidences of indebtedness who does not meet the threshold set forth herein to establish and maintain his qualifications. Banks and licensed lending institutions shall be exempt from any qualification requirements under this act if such bank or licensed lending institution is acting in the ordinary course of business.

An “Institutional Investor” is defined by the Casino Control Act as any:

•	retirement fund administered by a public agency for the exclusive benefit of federal, state, or local public employees;

•	investment company registered under the Investment Company Act of 1940;

•	collective investment trust organized by banks under Part Nine of the Rules of the Comptroller of the Currency;

•	closed end investment trust;

•	chartered or licensed life insurance company or property and casualty insurance company;

•	banking and other chartered or licensed lending institution;

•	investment advisor registered under the Investment Advisers Act of 1940; and

•	such other persons as the NJCCC may determine for reasons consistent with the policies of the Casino Control Act.

An Institutional Investor may be granted a waiver by the NJDGE from financial source or further qualification requirements applicable to a holder of securities, in the absence of a prima facie showing by the NJDGE that there is any cause to believe that the Institutional Investor may be found unqualified, on the basis of NJDGE findings that:

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its holdings were purchased for investment purposes only and, upon request by the NJCCC, it files a certified statement to the effect that is has no intention of influencing or affecting the affairs of the issuer, the casino licensee or its holding or intermediary companies; provided, however, that the Institutional Investor will be permitted to vote on matters put to the vote of the outstanding security holders; and

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if the securities are debt securities of a casino licensee’s holding or intermediary companies or another subsidiary company of the casino licensee’s holding or intermediary companies which is related in any way to the financing of the casino licensee and represent either:

•	25% or less of the total outstanding debt of the company; or

•	50% or less of any issue of outstanding debt of the company unless the full issue is in the amount of $150 million or less; or

•	the securities are under 25% of the equity securities of a casino licensee’s holding or intermediary companies.

The NJDGE may grant a waiver of qualification to an Institutional Investor holding a higher percentage of such securities upon a showing of good cause and if the conditions specified above are met.

Generally, the NJDGE requires each institutional holder seeking waiver of qualification to execute a certification to the effect that:

•	the holder has reviewed the definition of Institutional Investor under the Casino Control Act and believes that it meets the definition of Institutional Investor;

•	the securities are those of a publicly-traded corporation;

•	the holder purchased the securities for investment purposes only and holds them in the ordinary course of business;

•	the holder has no involvement in the business activities of, and no intention of influencing or affecting the affairs of the issuer, the casino licensee, or any affiliate; and

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if the holder subsequently determines to influence or affect the affairs of the issuer, the casino licensee or any affiliate, will provide not less than 30 days’ prior notice of such intent and will file with the NJDGE an application for qualification before taking any such action.

If an Institutional Investor changes its investment intent, or if the Gaming Authorities find reasonable cause to believe that it may be found unqualified, the Institutional Investor may take no action with respect to the security holdings, other than to divest itself of such holdings, until it has applied for interim casino authorization and has executed a trust agreement pursuant to such an application.

Restrictions on Issuance, Ownership and Transfer of Securities

The Casino Control Act imposes certain restrictions upon the issuance, ownership, and transfer of securities of an entity that holds a casino license or is an entity qualifier, subsidiary, or holding company of a casino licensee (each, a “Regulated Company”), and defines the term “security” to include instruments which evidence a direct or indirect beneficial ownership or creditor interest in a Regulated Company including, but not limited to, stocks, bonds, mortgages, debentures, security agreements, notes, warrants, options and right, and any disposition shall be effective five business days after the NJCCC receives notice of such disposition, unless within the five business day period, the commission disapproves of such disposition.

If the Gaming Authorities find that a holder of such securities is not qualified under the Casino Control Act, it has the right to take any remedial action it may deem appropriate, including the right to force divestiture by such disqualified holder of such securities. In the event that certain disqualified holders fail to divest themselves of such securities, the Gaming Authorities have the power to revoke or suspend the casino license affiliated with the Regulated Company which issued the securities; provided, however, if the Gaming Authorities also find that: (1) we have complied with the Gaming Laws; (2) we have made a good faith effort, including the prosecution of all legal remedies, to comply with any order of the NJCCC or NJDGE requiring divestiture; and (3) such disqualified holder does not have the ability to control us or to elect one or more members of the board of directors, no action may be taken against us with respect to the continued ownership of the security interest by the disqualified holder. If a holder is found unqualified, it is unlawful for the holder:

•	to exercise, directly or through any trustee or nominee, any right conferred by such securities; or

•	to receive any dividends or interest upon any such securities or any remuneration, in any form, from its affiliated casino licensee for services rendered or otherwise.

With respect to non-publicly-traded securities, the Casino Control Act requires that the corporate charter or partnership agreement of a Regulated Company establish:

•	a right of prior approval with regard to transfers of securities, shares and other interests; and

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an absolute right in the Regulated Company to repurchase at the market price or the purchase price, which-ever is the lesser, any such security, share, or other interest in the event that the Gaming Authorities disapprove a transfer.

With respect to publicly-traded securities, such corporate charter or partnership agreement is required to establish that any such securities of the entity are held subject to the condition that, if a holder thereof is found to be disqualified, such holder shall dispose of such securities.

Whenever any person enters into a contract to transfer any property which relates to an on-going casino operation, including a security of the casino licensee or a holding or intermediary company or entity qualifier, under circumstances which would require that the transferee obtain licensure or be qualified under the Casino Control Act, and that person is not already licensed or qualified, the transferee is required to apply for interim authorization. Furthermore, the closing or settlement date in the contract may not be earlier than the 121st day after the submission of a complete application for licensure or qualification together with a fully executed trust agreement in a form approved by the Gaming Authorities. If, after the report of the NJDGE and a hearing by the NJCCC, the NJCCC grants interim authorization, the property will be subject to a trust. If the NJCCC denies interim authorization, the contract may not close or settle until the NJCCC makes a determination on the qualifications of the applicant. If the NJCCC denies qualification, the contract will be terminated for all purposes, and there will be no liability on the part of the transferor.

If, as the result of a transfer of publicly-traded securities of a Regulated Company or a financing entity of a Regulated Company, any person is required to qualify under the Casino Control Act, that person is required to file an application for licensure or qualification within 30 days after the Gaming Authorities determine that qualification is required or declines to waive qualification.

The application must include a fully executed trust agreement in a form approved by the Gaming Authorities, or in the alternative, within 120 days of a determination that qualification is required, the person whose qualification is required must divest such securities in order to remove the need to qualify.

The NJCCC may grant interim casino authorization where it finds by clear and convincing evidence that:

•	statements of compliance have been issued pursuant to the Casino Control Act;

•	the casino hotel is an approved hotel in accordance with the Casino Control Act;

•	the trustee satisfies qualification criteria applicable to casino key employees, except for residency; and

•	interim operation will best serve the interests of the public.

When the NJCCC finds the applicant qualified, the interim casino authorization and the trust will terminate. If the NJCCC denies qualification to a person who has received interim casino authorization, or if it has reason to believe qualification will be denied, the trust will become operative. The trustee is required to endeavor, and is authorized, to sell, assign, convey, or otherwise dispose of the property subject to the trust to such persons who are licensed or qualified or shall themselves obtain interim casino authorization.

Where a holder of publicly-traded securities is required, in applying for qualification as a financial source or qualifier, to transfer such securities to a trust in application for interim casino authorization and the NJCCC thereafter orders that the trust become operative:

•	during the time the trust is operative, the holder may not participate in the earnings of the casino hotel or receive any return on its investment or debt security holdings; and

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after disposition, if any, of the securities by the trustee, proceeds distributed to the unqualified holder may not exceed the lower of their actual cost to the unqualified holder or their value calculated as if the investment had been made on the date the trust became operative.

In addition to the provisions contained in the notes regarding mandatory redemption pursuant to Gaming Laws (see “Description of Notes-Mandatory Disposition or Redemption Pursuant to Gaming Laws”), our organizational documents contain provisions establishing the right to redeem the securities of disqualified holders.

Casino Control Act Violations

If, at any time, it is determined that a Regulated Company has violated the Casino Control Act, or that any such entity cannot meet the qualification requirements of the Casino Control Act, such entity could be subject to fines or the suspension or revocation of its license or qualification. If a Regulated Company’s license is suspended for a period in excess of 120 days or revoked, or upon the failure or refusal to renew a casino license, the NJCCC could appoint a conservator to operate or dispose of such entity’s casino hotel facilities. The conservator would be required to act under the direct supervision of the Gaming Authorities and would be charged with the duty of conserving, preserving and, if permitted, continuing the operation of such casino hotel. During the period of true conservatorship, a former or suspended casino licensee is entitled to a fair rate of return out of net earnings, if any, on the property retained by the conservator. The Gaming Authorities may also discontinue any conservatorship action and direct the conservator to take such steps as are necessary to affect an orderly transfer of the property of a former or suspended casino licensee.

Taxes, Fees and Other Charges

The Gaming Authorities are authorized to establish annual fees for the renewal of casino licenses. The renewal fee is based upon the cost of maintaining control and regulatory activities prescribed by the Casino Control Act, and may not be less than $0.2 million for either a one-year casino license or a five-year casino license. Additionally, casino licenses are subject to potential assessments to fund any annual operating deficits incurred by the NJCCC or the NJDGE.

Each casino licensee is required to pay an annual tax of 8% on its gross casino revenues. Additionally, an investment alternative tax imposed on the gross casino revenues of each licensee in the amount of 2.5% is due and payable on the last day of April following the end of the calendar year. A licensee is obligated to pay the investment alternative tax for a period of 50 years. This investment alternative tax may be offset by investment tax credits equal to 1.25% of gross gaming revenue, which are obtained by purchasing bonds issued by, or investing in housing or other development projects approved by, the Casino Reinvestment Development Authority. There is also an annual license fee of $500 for each slot machine maintained for use or in use in any casino.

Furthermore, there is a parking fee, a $2.00 per room tourism fee, an Atlantic City luxury tax on hotel rooms and alcohol and a $3.00 room tax fee on all rooms, including complimentary rooms, the proceeds of which, commencing in fiscal year 2007, will be primarily deposited into a special fund for use by the Casino Reinvestment Development Authority.

If additional gaming regulations are adopted in New Jersey, such regulations could impose restrictions or costs that could have a significant adverse effect on us. From time to time, various proposals have been introduced in the New Jersey legislature that, if enacted, could adversely affect the tax, regulatory, operational or other aspects of the gaming industry and us. We do not know whether such legislation will be enacted. The federal government has also previously considered a federal tax on casino revenues and the elimination of betting on amateur sporting events and may consider such a tax or eliminations on betting in the future. In addition, gaming companies are currently subject to significant state and local taxes and fees in addition to normal federal and state corporate income taxes, and such taxes and fees are subject to increase at any time. Any material increase in these taxes or fees could adversely affect us.

Regulatory Developments

On June 11, 2003 the NJCCC found that MDDC, the developer, owner and operator of Borgata, complied with all the requirements of the Casino Control Act for the issuance of a gaming license to own and operate Borgata. The effective date of the license was July 2, 2003, the date the NJCCC issued MDDC with an Operation Certificate. Such gaming license was valid for a one year period and was renewed in June of 2004 for an additional one year period. On June 30, 2005 the gaming license of MDDC was renewed for a five-year period and is subject to successive five-year renewal periods thereafter. On June 24, 2010, the NJCCC approved the renewal of our gaming license effective July 1, 2010 for a five-year period ending June 30, 2015.

By letter on July 27, 2009, the NJDGE made a formal request to the NJCCC that the NJCCC reopen the gaming license held by MDDC. The Letter indicated that the NJDGE’s reopening request was for the exclusive purpose of examining the qualifications of MGM, as a qualified holding company of MDDC, in light of the issues raised by the Special Report of the NJDGE to the NJCCC on its investigation of MGM’s joint venture in Macau, Special Administrative Region, People’s Republic of China. The Letter noted that the NJDGE had found that neither we nor BAC had any involvement with MGM’s development activities in Macau and also expressed the NJDGE’s confidence that the NJCCC could thoroughly examine the issues raised in the Special Report as to MGM’s qualifications without negatively affecting the MDDC gaming license, BAC or us.

The NJCCC informed us that, pursuant to Section 88(a) of the Casino Control Act, the MDDC casino license was reopened on July 27, 2009, the date of the Letter. This was a procedural step required by the Casino Control Act that does not represent a finding as to the issues raised by the NJDGE. Under the Gaming Laws, the NJCCC may reopen licensing hearings at any time and must reopen a licensing hearing at the request of the NJDGE.

In February 2010, BAC and MAC entered into an agreement to amend their operating agreement to, among other things, facilitate the transfer of the MGM Interest to the Divestiture Trust established for the purpose of selling the MGM Interest to a third party. The proposed sale of the MGM Interest through the Divestiture Trust was part of a then-proposed settlement agreement between MGM and the NJDGE. Pursuant to the terms of the amended Operating Agreement, in connection with the refinancing of the Credit Facility on August 6, 2010, MDDHC made a $240 million one-time distribution to Boyd, on behalf of BAC, and the Divestiture Trust. Upon the sale of the MGM Interest, BAC will receive an additional payment from the Divestiture Trust in an amount (if any) equal to the excess of 3% of the proceeds from the sale over $10 million.

On March 17, 2010, MGM announced that its settlement agreement with the NJDGE had been approved by the NJCCC. The NJDGE’s investigation did not conclude that MGM was unsuitable as a casino licensee under applicable New Jersey gaming regulations. Moreover, the NJDGE and MGM agreed under the settlement agreement that the entry into the settlement agreement by MGM shall neither be construed, nor is it intended by way of suggestion or implication, to be any admission of liability or culpability on the part of MGM and its subsidiaries and affiliates with respect to the matters set forth in the Special Report.

Pursuant to the terms of the settlement agreement, MGM transferred the MGM Interest into the Divestiture Trust and agreed to sell such interest within a 30-month period. BAC has a right of first refusal to purchase the MGM Interest from the Divestiture Trust on the same terms as proposed by any third-party buyer.

We are required to provide written notifications to the NJCCC and the NJDGE at least three days prior to the issuance of any dividends or distributions to our Joint Venture Partners other than for the payment of a tax distribution.

Gaming Credits

Casinos must follow certain procedures which are outlined in the Casino Control Act when granting gaming credit and recording counter checks which have been exchanged, redeemed or consolidated. Gaming debts arising in Atlantic City in accordance with applicable regulations are enforceable in the courts of the State of New Jersey.

Gaming Escheat Laws

If a patron does not claim money or redeem the representation of debt owed to such patron from a gaming transaction within one year of the date of the transaction, the obligation of the casino licensee to pay the patron shall expire and 25% of the money or the value of the debt shall be paid to the Casino Revenue Fund by the casino licensee, and the remaining 75% shall be retained by the casino licensee, provided the licensee uses the full amount for marketing purposes. Obligations incurred prior to the effective date of April 5, 2009 expired one year after such effective date, at which time 50% of the money or the value of the debt shall be paid to the Casino Revenue Fund, subject to the requirement that each casino licensee was required, on or before June 30, 2009, to make a payment to the Casino Revenue Fund in an amount equal to 25% of the value of the money or debt owed to its patrons as a result of gaming transactions that occurred more than one year prior to the effective date, which payment was credited towards the total obligation to make payments in an amount equal to 50% of the value of such expired gaming related obligations.

Smoking Regulation

On January 15, 2006, the New Jersey State legislature enacted the Smoke-Free Air Act that became effective April 15, 2006. This law called for smoke-free environments in essentially all indoor workplaces and places open to the public including places of business and service-related activities. The law contains several exceptions including an exemption for all casino floor space and 20% of a hotel’s designated hotel rooms. On February 15, 2007, Atlantic City promulgated a local ordinance that reduced the casino floor exemption to 25% of a casino’s floor space that became effective April 15, 2007. As such, smoking will be prohibited on 75% of a casino’s floor space and permitted on 25% of a casino’s floor space if such space is enclosed and separately ventilated. In April 2008, Atlantic City voted to completely ban smoking on the casino floor, to take effect in October 2008; however, as a consequence of the economic downturn, in October 2008, Atlantic City voted to overturn the temporary smoking ban, returning to the 2007 law restricting smoking to no more than twenty-five percent of the casino floor. The postponement of the full smoking ban became effective on November 16, 2008. In December 2009, Atlantic City’s City Council announced that it would not consider a full smoking ban in casinos until at least the end of 2011. Under the Atlantic City ordinance, smoking will remain permissible in 20% of a hotel’s designated hotel rooms, consistent with state law.

Potential Regulatory Developments

On February 3, 2010, New Jersey Governor Chris Christie issued Executive Order 11 creating the New Jersey Gaming, Sports and Entertainment Advisory Commission (“Advisory Commission”), to provide recommendations to comprehensively address the challenges confronting New Jersey’s gaming, professional sports and entertainment industries.

The Advisory Commission’s report was made public on July 21, 2010. A major focus of the report was dedicated to improving the gaming industry in Atlantic City in order to keep Atlantic City a major destination resort and to expand its entertainment and amusement offerings. To that end, the report rejected the concept of expanding gaming outside of Atlantic City and called for the creation an entertainment and gaming district in Atlantic City which would be overseen by a public/private body with state involvement with a primary goal of revitalizing Atlantic City and the gaming industry by increasing business volumes, attracting investment and creating jobs. This report also recommended streamlining and updating the gaming regulatory system to be current with technological advances. Additionally, this report proposed the transfer of regulatory power over the casinos in Atlantic City from the NJCCC to the NJDGE.

Most of the recommendations required legislative action. The required regulatory action to create the tourism district, to streamline and update the gaming regulatory system and to transfer regulatory power from the NJCCC to the NJDGE was passed by the legislature and signed by the Governor of New Jersey on February 1, 2011. The NJDGE has solicited and is receiving industry input on regulation and will incorporate that input into a set of revised gaming regulations.

Seasonality

Our cash flows from operating activities are seasonal in nature. Spring and summer are traditionally the peak seasons for our property, with autumn and winter being non-peak seasons. Any excess cash flow achieved from operations during peak seasons is used to subsidize non-peak seasons. Performance in non-peak seasons is usually dependent on favorable weather and a long-weekend holiday calendar. In the event that we are unable to generate excess cash flows in one or more peak seasons, we may not be able to subsidize non-peak seasons.

Employees and Labor Relations

Casino employees are subject to more stringent requirements than non-casino employees and must meet applicable standards pertaining to financial stability, responsibility, good character, honesty, integrity and New Jersey residency. These requirements have resulted in significant competition among Atlantic City casino operators for the services of qualified employees. At December 31, 2010, we employed 6,311 persons. On such date, we had collective bargaining agreements with four unions covering approximately 2,400 employees. Three of our four collective bargaining agreements will expire within one year and we can provide no assurance that resulting negotiations will be successful.

Financial Information

For further information related to our revenues, profit (loss) and total assets as of and for the three years in the period ended December 31, 2010, see our consolidated financial statements and related notes included elsewhere in this prospectus.

Corporate Information

Our principal executive offices are currently located at One Borgata Way, Atlantic City, New Jersey 08401, and our main telephone number is (609) 371-1000. Our website is www.theborgata.com.

Available Information

We presently do not furnish or file or otherwise provide our reports with the Securities and Exchange Commission. For more information, see below under “Where You Can Find Additional Information.”

MANAGEMENT

The names, ages and positions of each of the directors and executive officers of MDFC, as well as the on-site management team of Borgata, as of December 31, 2010, are set forth below. Each of MDFC’s directors also serves as a director of Boyd. Each of MDFC’s executive officers also serves as an executive officer of Boyd. None of MDFC’s directors or executive officers receives any additional compensation for their service to MDFC.

MDFC Directors and Officers

Name	Age	Position
William S. Boyd	79	Director
Keith Smith	50	President and Director
Marianne Boyd Johnson	52	Director
Robert L. Boughner	57	Executive Vice President and Chief Operating Officer
Josh Hirsberg	49	Vice President, Chief Financial Officer and Treasurer
Paul J. Chakmak	46	Vice President and Secretary

Borgata On-Site Management

Name	Age	Position
Robert L. Boughner	57	President and Chief Operating Officer
Hugh Turner	50	Vice President of Finance
Auggie Cipollini	49	Senior Vice President of Operations
Joe Lupo	47	Senior Vice President of Operations
Tom Ballance	52	Senior Vice President of Administration

William S. Boyd, Director

William S. Boyd has served as a director of MDFC since November 2007. He has also been a director of Boyd since its inception in June 1988 and as Chairman of its board of directors since August 1988. Mr. Boyd has served as the Executive Chairman of the board of directors of Boyd since January 2008, and he previously held the position of Boyd’s Chief Executive Officer from August 1988 through December 2007. A co-founder of California Hotel and Casino, Mr. Boyd has been a director of that company since its inception in 1973, and he has held several offices with that company, including having served as its President. Prior to joining California Hotel and Casino, Mr. Boyd practiced law in Las Vegas for 15 years. Between 1970 and 1974, he was the Secretary, Treasurer and a member of the board of directors of the Union Plaza Hotel and Casino. Mr. Boyd has served as Vice Chairman of the board of directors of the American Gaming Association and for the past ten years, has been on the board of directors and the President of the National Center for Responsible Gaming. Mr. Boyd is also a member of the board of directors of Western Alliance Bancorporation. Mr. Boyd is the father of Marianne Boyd Johnson, who is a director of MDFC. In concluding that Mr. Boyd should serve as a director of MDFC, Boyd’s Corporate Governance and Nominating Committee considered his significant career long contributions and leadership with respect to Boyd and the gaming industry, which spans more than 40 years, in addition to his background in the legal profession.

Keith E. Smith, President and Director

Keith E. Smith has served as the President and a director of MDFC since May 2008. He has also been the President and a director of Boyd since April 2005, and he has served as its Chief Executive Officer since January 2008. Mr. Smith served as Boyd’s Chief Operating Officer from October 2001 through December 2007, and prior to being appointed President, Mr. Smith had served as its Executive Vice President since May 1998. Mr. Smith joined Boyd in September 1990, serving in various controllership positions, the last of which was

Senior Vice President and Controller. In 2005, Mr. Smith was appointed to the Board of the Nevada Resort Association and has served as Chairman since December 2008. In January 2010, Mr. Smith was elected Chairman of the American Gaming Association, of which he has been a member since January 2008. Since 2005, he has served as Vice Chairman of the Las Vegas Convention and Visitors Authority and in January 2009 was appointed by the Federal Reserve Bank of San Francisco to serve as a director of its Los Angeles Branch. In concluding that Mr. Smith should serve as a director of MDFC, Boyd’s Corporate Governance and Nominating Committee considered his in-depth and strategic operations, management and financial knowledge of the gaming industry, which he possesses from his over 25 years in the gaming industry, including over 20 years with Boyd.

Marianne Boyd Johnson, Director

Marianne Boyd Johnson has served as director of MDFC since April 2005 and as Vice President of MDFC from April 2005 to May 2010. She has been the Vice Chairman of the board of directors of Boyd since February 2001 and has been a director since September 1990. Ms. Johnson has served as Boyd’s Executive Vice President since January 2008 and also serves as its chief diversity officer. Ms. Johnson was previously a Senior Vice President of Boyd from December 2001 through December 2007; and prior to being elected its Senior Vice President, had served as its Vice President since September 1997. From 1976 until September 1990, she held a variety of operations positions with Boyd. Ms. Johnson has also served on the board of directors of Western Alliance Bancorporation since 2002. Ms. Johnson is the daughter of William S. Boyd, who is a director of MDFC. In concluding that Ms. Boyd Johnson should serve as a director of MDFC, Boyd’s Corporate Governance and Nominating Committee considered her significant “ground up” operations and management experience with Boyd, including 20 years as a member of Boyd’s board of directors, which she contributes coupled with her service on other boards and community organizations.

Robert L. Boughner, Executive Vice President and Chief Operating Officer, MDFC; President and Chief Operating Officer, MDDC

Robert L. Boughner has served as the Executive Vice President and Chief Operating Officer of MDFC since May 2010. He has also been the President and Chief Operating Officer of MDDC since January 2009, and previously served as its Chief Executive Officer from January 1999 through June 2006. Mr. Boughner has been a director of Boyd since April 1996, a company with which he has more than 25 years of senior management experience. In December 2009, Mr. Boughner was named Boyd’s Executive Vice President and Chief Business Development Officer. He previously served as its Chief Operating Officer and Senior Executive Vice President, from April 1990 and May 1998, respectively, through October 2001. Mr. Boughner also serves as President and Chief Executive Officer of Echelon Resorts Corporation, a wholly owned subsidiary of Boyd, which positions he has held since July 2005. He is active in civic and industry affairs and currently serves on the board of directors of Bank of Nevada and Southwest Gas Corporation.

Josh Hirsberg, Vice President, Chief Financial Officer and Treasurer

Josh Hirsberg was appointed Vice President, Chief Financial Officer and Treasurer of MDFC in May 2010. He has also been Senior Vice President, Chief Financial Officer and Treasurer of Boyd since January 2008. Prior to his position with Boyd, Mr. Hirsberg served as the Chief Financial Officer for EdgeStar Partners, a Las Vegas-based resort development concern. He previously held several senior-level finance positions in the gaming industry, including Vice President and Treasurer for Caesars Entertainment and Vice President, Strategic Planning and Investor Relations for Harrah’s Entertainment.

Paul J. Chakmak, Vice President and Secretary

Paul J. Chakmak has served as Vice President and Secretary of MDFC since May 2010 and was the Vice President and Treasurer from April 2004 to May 2010. He has also been Boyd’s Executive Vice President and Chief Operating Officer since January 2008. Mr. Chakmak joined Boyd in February 2004 as its Senior Vice President-Finance and Treasurer, and was appointed Executive Vice President, Chief Financial Officer and Treasurer in June 2006.

Hugh Turner, Vice President of Finance

Hugh Turner serves as Vice President of Finance for MDDC, overseeing Financial Reporting and Accounting, Strategic Performance, Materials Management, Cashiering and Casino Finance and Compliance. Mr. Turner joined MDDC in 2002 as Director of Financial Reporting and Accounting and was promoted to Vice President in January 2006. Throughout his career, Mr. Turner has accumulated over 20 years of gaming industry experience including 16 years with Harrah’s Entertainment, where his responsibilities included developing and opening multiple properties throughout the U.S. along with property-level financial responsibilities in Atlantic City, St. Louis and New Orleans.

Auggie Cipollini, Senior Vice President of Operations

Auggie Cipollini serves as Senior Vice President of Operations for MDDC, overseeing areas such as food and beverages, hospitality, security, surveillance, retail and casino credit. Mr. Cipollini has been with the company since January 2000, previously serving as Senior Vice President & Chief Administrative Officer, Vice President of Finance and Director of Development. Prior to Borgata, he spent 16 years with Harrah’s Entertainment in Atlantic City and Tunica, Mississippi, serving in various financial positions.

Joe Lupo, Senior Vice President of Operations

Joe Lupo serves as Senior Vice President of Operations for MDDC, overseeing casino operations, marketing, poker, racebook, aviation and entertainment. Mr. Lupo has been with Borgata since 2003 and began his career as VP of Operations-Non-Gaming departments. Previously, Mr. Lupo held various management positions in many facets at Boyd and has been with Boyd since 1986.

Tom Ballance, Senior Vice President of Administration

Tom Ballance serves as Senior Vice President of Administration for MDDC, overseeing Facilities Operations, Design and Construction, Purchasing and Operations Analysis. Mr. Ballance joined MDDC in 1998 as Vice President of Development and has held various positions at the property and corporate level. Prior to MDDC, he spent 17 years with Harrah’s in Atlantic City, NJ in various operations and development positions.

Board Composition and Independence

The MDFC Board consists of three directors, all of whom also serve on the board of directors of Boyd. One of our directors, Mr. Smith, is also an executive officer of MDFC and an executive officer and director of Boyd. Our other two directors, Mr. Boyd and Ms. Boyd Johnson, are executive officers and directors of Boyd. Boyd’s board of directors has determined that none of the members of the MDFC Board is “independent,” as (i) defined in Section 303A of the New York Stock Exchange Listed Company Manual (applicable to Boyd because its common stock is listed on the New York Stock Exchange) and (ii) within the meaning of Boyd’s internal director independence standards. Each of the directors and executive officers of MDFC were selected because of their affiliation with Boyd, who, through its wholly-owned subsidiary, BAC, and MDDHC, the parent company of MDDC, is responsible for the operations and management of MDDC and MDFC.

EXECUTIVE OFFICER AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

Overview

Each of MDFC’s Named Executive Officers, as identified in the Summary Compensation Table below, also serves as an executive officer, and is a Named Executive Officer, of Boyd. None of the Named Executive Officers receives any additional compensation for their service to MDFC, and neither MDFC nor MDDC separately provides any compensation to any of the Named Executive Officers. For the purpose of this Compensation Discussion and Analysis section of this prospectus, the terms “we,” “our,” “us” and the “Company” refer collectively to Boyd, MDFC and MDDC, unless otherwise indicated.

Boyd compensates the Named Executive Officers (as identified in the Summary Compensation Table below) primarily through base salary and short and long-term incentive compensation. Boyd’s executive compensation practices are designed to be competitive with comparable employers in its industry, to closely align compensation with its annual objectives and long-term goals, to reward above-average corporate performance, to recognize individual initiative and achievements, and to assist it in attracting and retaining qualified executives.

Executive Summary

With the uncertainty related to the recession and its significant impact on the gaming industry and Boyd’s business, the Compensation and Stock Option Committee (the “Compensation Committee”) of Boyd’s board of directors generally continued with its conservative approach to Boyd’s compensation programs in fiscal 2010. Highlighted below are some of the key actions and decisions with respect to Boyd’s executive compensation programs for fiscal 2010, as approved by the Compensation Committee following input, analysis and recommendations from management and Boyd’s compensation consultant, Exequity.

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Salary Freeze. With the on-going uncertainty of the economic climate within the gaming industry, the Compensation Committee decided not to award base salary increases to the Named Executive Officers in 2010 for a second straight year, as part of Boyd’s company-wide restriction on salary increases for individuals making more than $75,000. Additionally, late in 2010, the Compensation Committee further extended the base salary freeze into 2011 for those employees who otherwise participate in Boyd’s annual incentive plan, including the Named Executive Officers.

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Annual Incentive Plan. The Compensation Committee approved the award and payment of a discretionary annual (or short term) bonus payment for fiscal year 2010 to Boyd’s management team participants, including the Named Executive Officers, in recognition of their efforts in leading Boyd through a year that was challenging for Boyd and the gaming industry in general. For the Named Executive Officers in 2010, this discretionary bonus equated to approximately sixty percent (60%) of their respective target award amounts, which represented a reduction from the bonus award payments for 2009. For 2011, the Compensation Committee approved a return to an incentive plan featuring specific, objective performance-based measures, which include Boyd’s performance relative to its operating budget, as approved by its board of directors. If Boyd achieves its performance target, the annual incentive plan payment would fund for the Named Executive Officers at approximately sixty-five percent (65%) of their historical target award amounts.

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Equity Awards. In 2010, the Compensation Committee approved Boyd’s annual equity award grant. The awards to the Named Executive Officers, other than for Mr. Hirsberg, were kept at the same number stock options and restricted stock units (“RSUs”) as had been granted to those individual in 2009. For Mr. Hirsberg and the other Boyd non-Management Committee participants, the Compensation Committee modified the stock option/RSU mix of the 2010 equity awards to increase the relative number of RSU awarded, while generally preserving the same overall award value to each participant from the prior year.

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Career Shares Program. Following its initial implementation four years ago, Boyd’s Career Shares Program was amended by the Compensation Committee to (i) reduce the minimum retirement age to 55; and (ii) reduce the required years of service for vesting by five years, providing for a 50% vesting at 10 years of service, 75% at 15 years of service and 100% at 20 years of service. Boyd believes these changes enhance the practical retention aspects of the program for the younger members of its management team and for those who joined Boyd later in their career, creates a meaningful benefit for extended service with Boyd.

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Stock Ownership Guidelines. The Compensation Committee approved various modifications to Boyd’s Stock Ownership Guidelines. Boyd believes these changes fairly reflect the significant impacts from the recession on the price of its common stock, while preserving the incentivizing function of aligning the interests of its stockholders and its executive management team, including the Named Executive Officers, through an on-going policy of requiring their accumulation and retention of equity ownership in Boyd.

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Risk Considerations. As a part of its review in 2010 of Boyd’s compensation practices and policies, the Compensation Committee evaluated risks associated with Boyd’s compensation programs. The Compensation Committee concluded that Boyd’s compensation policies and practices for fiscal 2010 do not create risks that are reasonably likely to have a material adverse effect on Boyd.

Process. The compensation process consists of establishing an overall compensation target for each of Boyd’s senior executives and then allocating that compensation among base salary and incentive compensation. At the senior-most corporate levels, Boyd designs the incentive compensation to primarily reward company-wide performance. In establishing compensation, the Compensation Committee, among other things:

•	reviews with management Boyd’s cash and other compensation policies for all of its employees;

•	reviews the performance of the Named Executive Officers and all components of their compensation;

•	evaluates the effectiveness of the overall executive compensation program on a periodic basis; and

•	administers Boyd’s stock and bonus plans and, within the terms of the respective plan, determines the terms and conditions of the issuances thereunder.

In addition, the Compensation Committee annually reviews and approves corporate goals and objectives relative to Boyd’s Chief Executive Officer’s compensation, evaluates his compensation in light of such goals and objectives, and has the sole authority to set the Chief Executive Officer’s compensation based on this evaluation. For 2010, the Compensation Committee, independent of management, determined the compensation arrangements for Boyd’s Chief Executive Officer, Keith E. Smith. Mr. Smith also serves as the President and a director of MDFC. The Compensation Committee approved the compensation arrangements of the other Named Executive Officers after reviewing the recommendations of Boyd’s Chief Executive Officer. In addition to its annual review of Boyd’s compensation levels, the Compensation Committee may, from time to time, review the compensation practices and programs and generally has the authority to, subject to any existing contractual or other rights of participants, modify or terminate those practices and programs.

Boyd has historically engaged compensation consultants to assist it in the evaluation of its compensation practices and programs. For example, Exequity was engaged initially during 2010 to review and provide recommendations regarding Boyd’s executive compensation programs, including analysis and recommendations on its Career Shares Program, its Stock Ownership Guidelines, and its overall executive compensation policies in general along with specific recommendations applicable to 2011. Prior to the engagement of Exequity, Boyd had engaged the compensation consulting services of Hewitt & Associates (“Hewitt”) through 2009.

Objectives of Boyd’s Compensation Program

Boyd’s compensation program is designed to reward an executive officer’s current contribution to the company, as well as the officer’s impact and involvement in Boyd’s future performance. The compensation of the Named Executive Officers is set at levels that are intended to be competitive with other leading companies in the gaming and hospitality industries, which generally fall into three categories: (i) core gaming companies; (ii) gaming technology companies; and (iii) resort hotel operator companies.

Specifically, during 2010, Boyd generally compared the compensation paid to its executive officers with the compensation paid to executive officers at Ameristar Casinos, Inc.; Churchill Downs, Inc.; Isle of Capri Casinos, Inc.; Las Vegas Sands Corp.; MGM Mirage; Penn National Gaming, Inc.; Pinnacle Entertainment, Inc.; Wynn Resorts, LTD.; Bally Technologies, Inc.; International Game Technology; WMS Industries, Inc.; Choice Hotels International, Inc.; Gaylord Entertainment, Co.; Hyatt Hotels Corp.; Life Time Fitness, Inc.; Vail Resorts, Inc.; and Wyndham Worldwide Corp.

The Compensation Committee evaluates the compensation of the Named Executive Officers against the compensation levels found among this group, including in 2010, through the review of an executive compensation comparative study prepared by Exequity covering our top five highest paid executives, excluding our Executive Chairman. The Compensation Committee, however, did not benchmark compensation in 2010. The Compensation Committee also considers general market surveys and trends, as well as industry specific group compensation, as part of the multiple factors it considers in setting executive compensation.

In addition, Boyd has designed its compensation program to further align the compensation of the Named Executive Officers, as well as members of its Management Committee, with its future performance and strategic objectives. Boyd’s Management Committee plays an active and critical role in the leadership and strategy for the development, operations and growth of Boyd. The Management Committee includes certain members of Boyd’s senior management, including Messrs. Smith, Boughner and Chakmak. Mr. Hirsberg is a member of Boyd’s senior management but is not a member of the Management Committee.

Primary Components of Boyd’s Executive Compensation Program

There are three primary components of Boyd’s executive compensation program:

•	base salary;

•	short-term bonus; and

•	long-term incentive compensation (including equity compensation).

Base Salary. Boyd provides the Named Executive Officers with a base salary that it believes is competitive and that corresponds and fairly relates to their status and accomplishments, both professionally and within the gaming industry. Individual base salaries are established based on an executive officer’s historical performance, time in his/her position with Boyd, anticipated future contribution, reputation within the industry, and the competitive market for the individual’s skills. Salaries are reviewed annually and in certain instances have been adjusted to recognize individual performance, promotions, competitive compensation levels and other subjective factors; however, as further discussed below, the base salaries of the Named Executive Officers have been frozen since 2008.

The Compensation Committee, independent of management, determined the compensation of Boyd’s Chief Executive Officer, Keith E. Smith, including his base salary. For the other Named Executive Officers, Mr. Smith made recommendations regarding compensation to the Compensation Committee for their review and approval. Where appropriate, the Compensation Committee and the Chief Executive Officer have historically considered the following factors in establishing or recommending, as applicable, the compensation for the Named Executive Officers:

•	the Named Executive Officer’s qualifications, experience, scope of responsibilities and anticipated future performance;

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the Named Executive Officer’s role with Boyd, including, where applicable, the role on various corporate committees, such as Boyd’s Management Committee, Corporate Compliance Committee and the Diversity Committee;

•	the overall performance of the Named Executive Officer;

•	the overall performance of Boyd;

•	competitive pay practices at companies at other select companies, as identified above; and

•	compensation analysis performed for Boyd by its compensation consultants.

In light of the severe economic challenges facing the gaming industry and the national economy as a whole, the base salaries of the Named Executive Officers in 2010 were kept frozen for a second year at their 2008 levels. Further, the Compensation Committee has also determined, after consultation with Exequity, that given the continued economic uncertainties throughout 2010, the base salary levels of the Named Executive Officers will remain unchanged in 2011.

Short-Term Bonus. The Named Executive Officers are eligible to receive short-term (or annual) bonuses under Boyd’s 2000 Executive Management Incentive Plan (“2000 MIP”). Bonus awards under the 2000 MIP are generally set as a percentage of base salary, with the specific target percentage determined by the participant’s position, level and scope of responsibility within Boyd so that highly compensated executives receive a relatively larger percentage of their total compensation in the form of bonuses and other incentive based vehicles. For the Named Executive Officers, the short-term bonus potential for 2010, stated as a percentage of base salary, was established based on the same historical incentive parameters used for such Named Executive Officer for each of the past three years, as set forth below:

Executive	Historical Threshold Bonus	Historical Target Bonus	Historical Maximum Bonus
Keith E. Smith	50%	100%	200%
Robert L. Boughner	37.5%	75%	150%
Paul J. Chakmak	37.5%	75%	150%
Josh Hirsberg	20%	40%	80%

Until 2009, Boyd’s regular compensation practice had been to award cash bonuses primarily based upon performance objectives. The Compensation Committee, together with input from Boyd’s compensation consultants, previously concluded that the unprecedented economic adversity facing the gaming industry and the national economy had made traditional corporate performance-based measurements too unpredictable to be utilized as a viable incentive tool during this recessionary period. Beginning in 2009 and continuing in 2010, in lieu of its past practice of awarding a short-term bonus primarily based on achievement of specific, predetermined performance targets, the Compensation Committee approved a discretionary short-term bonus to the Named Executive Officers based on the Compensation Committee’s general assessment of both Boyd’s performance and the executive’s individual. In exercising its discretion to award bonuses to each of the Named Executive Officers for 2010, the Compensation Committee recognized the exemplary efforts and significant managerial and operational undertakings that were necessary to guide Boyd through the national recession and the resultant negative impacts on its business and the gaming industry as a whole.

For 2010, the discretionary short-term bonus payment approved by the Compensation Committee equaled approximately sixty percent (60%) of each Named Executive Officer’s target bonus award amount. The amount of each Named Executive Officer’s bonus is set forth below in the “Bonus” column of the Summary Compensation Table.

Based on its analysis of slow trending national economic improvement and business stabilization in early 2011, the Compensation Committee approved the return to Boyd’s historical practice of utilizing objective performance based measures with respect to its short-term bonus program for 2011. For the Named Executive

Officers, the 2011 short term bonus payments, if any, will be based on Boyd’s performance relative to the operating budget – measured by Boyd’s EBITDA (earnings before interest, taxes, depreciation and amortization), as approved by the board of directors. Due to the lingering recessionary impacts on our business levels, the Compensation Committee adopted a more conservative short-term target incentive award structure for 2011. The Compensation Committee linked the achievement of Boyd’s 2011 operating budget with a payout level at approximately sixty-five percent (65%) of the historical target bonus award for each of the Named Executive Officers. The potential award payout levels are proportionately increased or decreased based on the actual achievement relative to that 2011 budgeted figure. A minimum award pay-out would be earned at a performance level of 90% of budget and a maximum pay-out would be earned at a performance level of at least 120% of budget. No short term bonus awards will be earned for a performance level of less than 90% of the approved operating budget. Specifically, the 2011 short-term bonus incentive parameters for the Named Executive Officers, stated as a percentage of their base salaries, are as set forth in the following table.

Executive	2011 Threshold Bonus	2011 Target Bonus	2011 Maximum Bonus
Keith E. Smith	25%	65%	100%
Robert L. Boughner	19%	49%	75%
Paul J. Chakmak	19%	49%	75%
Josh Hirsberg	10%	26%	40%

The minimum, or threshold, bonus represents approximately twenty-five percent (25%) of the historical target bonus award for each Named Executive Officer. The maximum bonus represents the Named Executive Officer earning their historical target bonus level.

Long-Term Compensation. Boyd believes that the long-term compensation component should serve as both an incentive for achieving longer term company performance goals and as a retention tool for its executives. Prior to 2008, Boyd provided long-term compensation to the Named Executive Officers in the form of long-term cash bonuses granted under its 2000 MIP and equity incentive awards granted under its 2002 Stock Incentive Plan. Given the instability of the national economic picture and the significant impact on the gaming industry, beginning in 2008, the Compensation Committee replaced its historical practice of granting long-term cash awards with an increase in the grant of equity awards, which Boyd believes are more efficient and useful for retention purposes than cash awards, as discussed in further detail below.

Equity Compensation

Boyd believes that a significant component of the compensation paid to its executives over the long-term should be derived from equity-based compensation. Boyd also believes that stock price appreciation and stock ownership in Boyd are valuable incentives to its executives and that the grant of equity awards to them serves to further align their interests with the interests of its stockholders as a whole and encourages them to manage the company in its best long-term interests.

The Compensation Committee determines the type of equity awards that are to be granted, which generally consists of grants of stock options and RSUs to the Named Executive Officers under Boyd’s stock incentive plans. Although stock options generally remain the leading source of the equity compensation to the Named Executive Officers, over the past three years our Compensation Committee has increased the role that RSUs represent in the Named Executive Officers’ compensation packages. Based on the examination of a report from Boyd’s former compensation consultant in 2008, which report analyzed Boyd’s then current practice along with other long-term incentive compensation alternatives and methodologies, the Compensation Committee determined that it would be prudent to refocus an increased portion of the award allocation on retention considerations, which it continues to believe is provided by RSUs. As such, in 2008, the Compensation Committee began its current practice of granting awards of RSUs to the Named Executive Officers as a replacement for the former grant of long-term cash bonus awards.

All equity awards granted as long-term compensation to the Named Executive Officers in 2010 were granted pursuant to Boyd’s 2002 Stock Incentive Plan.

Stock Options and RSUs

The Compensation Committee determines, on a discretionary basis, whether to grant equity awards, as well as the amount and the terms of such awards, based on the Named Executive Officer’s position with Boyd. Prior to 2008, the Compensation Committee calculated a target value of the non-cash component of each Named Executive Officer’s long-term compensation. From that target value, the Compensation Committee had previously derived the specific number of shares of common stock to be awarded in stock options or awarded as a combination of stock options and RSUs based on the fair market valuation of the awards using an adjusted Black-Scholes analysis. However, given the continued economic decline nationally and particularly within the gaming industry throughout the past three years, coupled with the resultant significant decline in Boyd’s stock price from its pre-recessionary levels, the Compensation Committee again concluded in 2010, as it had in 2009 and 2008, that the use of the Black-Scholes / fair market value analysis would not arrive at a reasonable basis to calculate the size of equity award grants. This prior valuation approach, applied under the new circumstances, would have resulted in a marked increase in the number of shares subject to the individual awards when compared to pre-recessional periods. As a result and consistent with the Compensation Committee’s approach in 2009, in 2010 the Compensation Committee awarded to the Named Executive Officers, other than Mr. Hirsberg, generally the same number of stock options and RSUs as was awarded to each Named Executive Officer for the prior year.

For Mr. Hirsberg, consistent with other of Boyd’s non-Management Committee executive officers, the Compensation Committee changed the allocation between stock options and RSUs to greater emphasize the RSU component in recognition of the stronger retention features of RSUs, as discussed above, while leaving the overall grant value substantially the same as the participant’s prior year award. The resultant change translated into a shift from a 50%-50% valuation mix of stock options and RSUs to 25%-75% allocation of stock options and RSUs for the 2010 grant.

For 2010, Boyd’s Management Committee executive officers had the majority of their long term incentive kept more at risk through stock options, with an equity award valuation allocation remaining at approximately a 75% - 25% split between stock options and RSUs.

The stock options granted in 2010 feature a three year vesting schedule, with one-third of each award vesting on each anniversary of the grant date. The RSUs granted in 2010, other than those granted under the Career Shares Program, feature three year cliff vesting, which is similar to the historical three-year performance period utilized under the long-term cash bonus award that they were designed to replace. Boyd believes that these awards effectively pair a vesting term that promotes retention with a form of award that creates incentives to enhance company performance, thus creating further alignment with stockholder interests.

The Compensation Committee grants equity awards pursuant to its policy of making such grants, if at all, on the fifth business day following Boyd’s release of earnings for the third quarter of each year, except in the case of Boyd’s non-employee directors, new hires or other special situations. In addition, the Compensation Committee adopted a policy in 2006 regarding Boyd’s Career Shares Program, which is discussed below, that provides for the annual grant of RSUs under Boyd’s 2002 Stock Incentive Plan on January 2 of each year or, if January 2 is not a business day, then the next business day. During 2010, the grants of equity compensation awards by the Compensation Committee were consistent with these policies.

The Compensation Committee continues to review Boyd’s long-term compensation policy, in connection with the assessment of its overall compensation program, to determine whether other modifications to the policy are warranted. However, the Compensation Committee will continue the practice of granting equity awards in lieu of a long-term cash bonus award to the Named Executive Officers in 2011.

Career Shares Program

Boyd’s Career Shares Program is a stock incentive award program for certain executive officers to provide for additional capital accumulation opportunities for retirement and reward long-service executives. The Career Shares Program was adopted by the Compensation Committee on December 7, 2006, and recently amended on October 25, 2010. The Career Shares Program provides for the grant of RSUs (“Career RSUs”) under Boyd’s 2002 Stock Incentive Plan to members of its senior management, including members of Boyd’s Management Committee and each of the Named Executive Officers. Each Career RSU is analogous to one share of restricted common stock, except that Career RSUs do not have any voting rights and do not entitle the holder to receive dividends.

Under the Career Shares Program, a fixed percentage of each participant’s base salary is credited to his or her career shares account annually. Each January 2, or, if January 2 is not a business day, then the next business day, Career RSUs are awarded to members of Boyd’s Management Committee in an amount that equals 15% of such individual’s base salary, and to certain other members of Boyd’s senior management in an amount that equals 10% of their individual base salaries, in each case, subject to adjustment by the Compensation Committee. Career RSUs granted pursuant to the Career Shares Program are awarded for service provided for the immediately preceding calendar year. The basis for the value of the awards is the base salary of the participant in effect on December 31 of the immediately preceding year and the closing stock price of Boyd’s common stock on January 2 or, if January 2 is not a business day, then the next business day. Consistent with this policy and the Career Shares Program, on January 3, 2011, Career RSUs were granted to all of the Named Executive Officers as well as the other members of the Management Committee.

Upon becoming eligible to receive a grant of Career RSUs, participants generally will have their initial award pro-rated based on the number of full months served in a career shares eligible position during the preceding year. For example, if someone becomes eligible on July 15 they would receive 5/12 of the product of their year end salary and their Career RSUs percentage on the next grant date, since they had served for five full months during the preceding year. If a participant becomes career shares eligible during the last quarter of the year, however, no Career RSUs will be awarded on the next grant date.

Payouts are made at retirement, at which time participants receive one share of Boyd’s common stock for each vested Career RSU held in their respective career share accounts, less any applicable taxes. As noted above, the Compensation Committee reviewed and approved certain amendments to the Career Shares Program during 2010. In consultation with management, and following a review of Boyd’s program by Exequity, the Compensation Committee examined the effectiveness of current program and concluded that the following changes were warranted: (i) a reduction of the minimum retirement age of a participant from 60 to 55; and (ii) an update of the program’s vesting schedule from a range of 15 to 25 years of service to 10 to 20 years. The Compensation Committee found these amendments improved the retention aspects of the program as well as enhanced the program’s perception as a significant compensation element. Thus, to receive any payout under the Career Shares Program, as amended, participants must be at least 55 years old and must have been continually employed by Boyd for a minimum of 10 years. Retirement after 10 years of service will entitle a participant to fifty percent (50%) of his or her career shares account. This increases to seventy-five percent (75%) after 15 years and one hundred percent (100%) following 20 years of employment. The Compensation Committee may credit participants with additional years of service in its discretion.

In the event of a participant’s death or permanent disability, or following a change in control, the participant will be deemed to have attained age 55 and the Career RSUs will immediately vest and convert into shares of Boyd’s common stock based on the participant’s years of continuous service through the date of death, termination resulting from permanent disability or the change in control, as applicable.

In addition, awards in a participant’s career share account can be applied towards satisfying Boyd’s stock ownership guidelines discussed below.

State income tax gross-up payments.

Beginning in January 2009 and throughout 2010, in addition to his duties as Boyd’s Executive Vice President and Chief Business Development Officer, Mr. Boughner served as the President and Chief Operating Officer of MDDC and the Executive Vice President and Chief Operating Officer of MDFC. Consistent with past years in which Mr. Boughner served as an executive officer of MDDC and MDFC, Boyd agreed to provide Mr. Boughner with a state income tax gross-up payment to compensate him for his added state income tax liability resulting from his assignment. During 2010, this payment was in the amount of $149,382, which related to Mr. Boughner’s 2009 tax year. Boyd anticipates making a similar payment to Mr. Boughner during 2011 for his New Jersey state income tax liability for his 2010 taxes, and we anticipate that this state income tax gross-up payment practice for Mr. Boughner will continue for the duration of his current assignment with MDDC and MDFC.

Boyd’s Policy on Perquisites

Boyd provides the Named Executive Officers with perquisites that it believes are reasonable, competitive and consistent with its overall executive compensation program. Boyd believes that its perquisites help it to hire and retain qualified executives.

Boyd’s employee and non-employee directors, along with members of its Management Committee, are eligible to participate in the Medical Expense Reimbursement Plan, which covers medical expenses incurred by plan participants and their spouses that are not covered by other medical plans. Boyd also provides the Named Executive Officers with more life insurance coverage than is generally made available to its other employees. Please see the Summary Compensation Table for the amount of medical premiums or related reimbursements paid on behalf of the Named Executive Officers during 2010 and for the amount of the applicable premiums paid for such additional life insurance coverage during 2010.

Boyd’s senior management members, including the Named Executive Officers, also participate in its other benefit plans and programs on the same terms as other employees. These plans include its 401(k) plan, medical, vision and dental insurance and paid time-off plan. In addition, Boyd’s senior management members are eligible to participate in its deferred compensation plan on the same terms as other eligible management-level employees.

Stock Ownership Guidelines

As noted above, Boyd believes that ownership in its company by its executive management team, including the Named Executive Officers, is an important individual incentivizing tool that fosters the management of Boyd in its long term best interests for the benefit of all of its stockholders. The Compensation Committee initially adopted stock ownership guidelines in 2006 for certain key executives, and in October 2010, the Compensation Committee undertook a periodic review of the guidelines and approved certain amendments to reflect the significant change in circumstances in the broader equities markets and the sharp volatility in Boyd’s stock price over recent years. The Compensation Committee believes that the guidelines, as they may be updated and revised from time to time, will continue to further the alignment between Boyd’s executive team and stockholders. Pursuant to the amended current stock ownership guidelines, certain key executive officers, including the Named Executive Officers, are required to pursue ownership of an amount of Boyd’s common stock (which can include shares of common stock represented by vested and unvested RSUs, including Career RSUs) based on a multiple of the participant’s base salary, as set forth in the following table:

Executive Tier	Multiple of Base Salary
Chief Executive Officer	5
Chief Operating Officer	4
All Other Members of Management Committee	3
Certain Other Members of Senior Management	1-2

As a part of its 2010 review of the guidelines, the Compensation Committee with input from management and Exequity, considered several factors in connection with the original goals of the guidelines, including the overall volatility of the broader equities market, the considerations of other public companies in reexamining their stock ownership guidelines and the significant decline in Boyd’s stock price during this recessionary period. As a result of this review, the Compensation Committee approved amendments to the guidelines that eliminated a mandated target achievement within a 5 year period and, in its place, approved a mechanism to facilitate each participant’s ongoing progress towards achievement of the established stock ownership levels. For any participant who has not then met their established stock ownership level, the guidelines mandate that fifty percent (50%) of the net shares, after accounting for tax withholding and any option exercise payments, resulting from the sale of stock options or the vesting of RSUs must be retained by the executive until that individual has met his or her stock ownership level established by the guidelines.

Post-Termination Compensation

In 2006, the Compensation Committee adopted the Change-in-Control Severance Plan (the “CIC Plan”) to provide severance benefits for certain executive officers, including the Named Executive Officers, upon termination of employment in connection with a change in control. In addition, the CIC Plan provides for the acceleration of vesting of equity awards for the Named Executive Officers, and certain other executives, upon the occurrence of certain events. Boyd believes that it is important to protect key executives who helped build the company and who will be important in continuing Boyd’s success through a change in control or similar event. Further, Boyd believes that the interests of stockholders will be best served if the interests of its most senior management are aligned with them. Providing change in control benefits is designed to reduce the reluctance of senior management to pursue potential change of control transactions that may be in the overall best interests of its stockholders. Boyd currently does not have individual written severance agreements with its executive officers, including the Named Executive Officers; however, Boyd retains the discretion to negotiate individual arrangements as deemed appropriate.

2000 MIP. Boyd’s 2000 MIP contains a continuous employment requirement. In addition, certain provisions of the 2000 MIP are triggered in the event of a change in control or if a “long service” employee retires. Generally, if a participant, other than a “long service” employee, terminates employment for any reason other than death or disability prior to the award payment date, he or she is not entitled to the payment of any award under the 2000 MIP for any outstanding plan period (regardless of whether it is a short-term or long-term incentive award). If the participant’s termination is due to disability or death, he or she is entitled to the payment of an award for each plan period in which he or she is participating on the date of termination; provided, however, the Compensation Committee may proportionately reduce or eliminate his or her actual award based on the date of termination and such other considerations as the Compensation Committee deems appropriate. For 2010, the only outstanding plan period under the 2000 MIP was for the short-term, annual incentive awards for 2010. There were no long-term cash incentive awards or award periods outstanding under the 2000 MIP during 2010.

If a “long service” participant terminates employment with Boyd for any reason (including death or disability) prior to the award payment date, he or she is entitled to (i) the payment of an award for the plan period (in which the participant is participating on the date of termination) with the earliest date of commencement and (ii) the payment of an award for any other plan period (in which the participant is participating on the date of termination) reduced proportionally based on the number of years of employment completed during the plan period with each partial year of employment counting as a full year. A “long service” participant generally means a participant that has reached age 55 and completed 15 or more years of service with Boyd or any of its subsidiaries (including acquired entities).

If a participant is terminated without cause within 24 months after a corporate transaction or a change in control (as defined in the 2002 Stock Incentive Plan), the participant is entitled to the payment of an award for each plan period (in which the participant is participating on the date of termination). The Compensation Committee believes that this double-trigger feature provides appropriate incentives and job security for management while protecting stockholders value in the event of a change in control.

CIC Plan. The Named Executive Officers are eligible to participate in the CIC Plan, which provides severance benefits upon certain qualifying terminations. A “qualifying termination” includes involuntary termination without cause, voluntary termination due to a relocation in excess of 50 miles or certain reductions in compensation, among other events, within 24 months immediately following a change in control. Generally, a “change in control” is deemed to occur upon (i) the direct or indirect acquisition by any person or related group of persons (other than an acquisition from or by Boyd, by a Boyd-sponsored employee benefit plan or by a person that directly or indirectly controls, or is controlled by, or is under common control with, Boyd or by members of the Boyd family) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than 50% of the total combined voting power of Boyd’s outstanding securities, or (ii) a majority of the board ceasing to be continuing directors at any time within a 36 month period due to contested elections.

CIC Plan benefits are determined based upon the relevant status of the participant as a Tier One Executive (Boyd’s Chief Executive Officer and its Executive Chairman of the board of directors), Tier Two Executive (members of Boyd’s Management Committee, other than the Chief Executive Officer and Executive Chairman of the board of directors), or Tier Three Executive (certain other members of Boyd’s senior management, other than Management Committee members). Following the execution of a general release in a form generally acceptable to Boyd that releases the company and its affiliates from any and all claims the participant may have against them, among other things, Boyd shall pay to the participant a lump-sum cash payment of:

•	any unpaid amounts owed to the participant, such as any unpaid base salary, accrued vacation pay, or unreimbursed business expenses;

•	a multiple of three, two and one for Tier One Executives, Tier Two Executives and Tier Three Executives, respectively, of the participant’s:

•	annual salary in effect immediately prior to the occurrence of the change of control or, if greater, upon the occurrence of the qualifying termination; plus

•

the participant’s then-current target short-term bonus opportunity in effect immediately prior to the change of control or, if greater, the average of the participant’s actual short-term bonus for the three fiscal years immediately prior to the change in control or, if greater, the participant’s target short-term bonus opportunity in effect upon the qualifying termination,

•	an amount equal to the greater of:

•	the participant’s then-current target short-term bonus opportunity established for the plan year in which the qualifying termination occurs; or

•	the participant’s target bonus opportunity in effect prior to the occurrence of the change in control,

in each case, adjusted on a pro rata basis based on the number of days the participant was actually employed during such plan year; and

•

the amount of monthly premiums that would have been paid by Boyd on behalf of the participant under Boyd’s health insurance plan, or COBRA (a period of 36 months, 24 months and 12 months for Tier One Executives, Tier Two Executives and Tier Three Executives, respectively), plus an additional amount such that the participant effectively receives such premiums on a tax-free basis.

In addition, under the CIC Plan, any outstanding equity-based long-term incentive awards granted, including but not limited to stock options, stock appreciation rights, restricted stock, and restricted stock units, will become immediately vested in full upon a qualifying termination.

If the sum of the amounts to be received by the participant under the CIC Plan, plus all other payments or benefits that the participant has received or has the right to receive from Boyd, would constitute a “parachute payment” under Section 280G of the Internal Revenue Code, that combined amount will be decreased by the smallest amount that will eliminate any such parachute payment. However, for Tier One Executives and Tier Two Executives only, if the decrease referred to in the preceding sentence is 10% or more of the combined amount, the combined amount will not be decreased, but rather will be increased by an amount sufficient to provide the participant, after taking into account all applicable federal, state and local taxes, a net amount equal to the excise tax imposed on the combined amount (as increased by any applicable tax gross-up) by Section 4999 of the Internal Revenue Code.

Deferred Compensation Plan. Under the Boyd Gaming Corporation Deferred Compensation Plan effective as of January 1, 2005 (the “Deferred Compensation Plan”), in which the Named Executive Officers are eligible to participate, Named Executive Officers may defer up to 25% of base salary and up to 75% of incentive compensation paid. Boyd may make discretionary contributions to a participant’s account; however, during 2010, Boyd did not exercise such discretion. Upon a change in control (as defined in the Deferred Compensation Plan), the benefits under the Deferred Compensation Plan are immediately payable in a lump sum, subject to certain conditions and limitations set forth in Internal Revenue Code section 409A and its related Treasury regulations. In addition, upon termination of employment prior to the age of 55 or death, benefits under the Deferred Compensation Plan are payable in a lump sum. Otherwise, upon termination of employment (including upon retirement), the participant may elect to have benefits paid in a lump sum or in periodic payments over a period of 5, 10 or 15 years; however, with respect to “specified employees” as defined in Internal Revenue Code section 409A, any payment that is triggered by termination of employment must be delayed for at least six months following the date of termination. Prior to the Deferred Compensation Plan, Boyd maintained a separate, prior deferred compensation plan, but that plan has been closed to new contributions from participants since the effective date of the current plan.

Equity Incentive Plans. The equity incentive plans in which the Named Executive Officers participate include Boyd’s 1996 Stock Incentive Plan and Boyd’s 2002 Stock Incentive Plan. Only one of the Named Executive Officers has options outstanding under Boyd’s 1996 Stock Incentive Plan, which options are fully vested. Generally, except as the Compensation Committee may otherwise determine or in connection with a “long service” employee as discussed below, equity awards granted under each of the equity incentive plans provide that, in the event of termination, the grantee may exercise the portion of the option award that was vested at the date of termination for a period of three months following termination; provided that if the termination is due to disability or death, the exercise period is twelve months.

Pursuant to the terms of Boyd’s 2002 Stock Incentive Plan, the Compensation Committee has the authority, in connection with an actual or anticipated change in control or corporate transaction, to provide for the full or partial accelerated vesting and exercisability of outstanding unvested awards.

Under Boyd’s 2002 Stock Incentive Plan, a “change of control” means a change in ownership or control of Boyd effected through:

•

the direct or indirect acquisition of more than 50% of the total combined voting power of Boyd’s outstanding securities pursuant to a tender or exchange offer which the majority of its board of directors do not recommend; or

•

a change in the composition of Boyd’s board of directors over a period of up to 36 months such that a majority of the board members ceases, by reason of one or more contested elections, to be comprised of continuing directors.

Pursuant to the terms of Boyd’s 2002 Stock Incentive Plan, a “corporate transaction” means any of the following transactions:

•	a merger or consolidation in which Boyd is not the surviving entity;

•	the sale, transfer or other disposition of all or substantially all of the assets of Boyd;

•	the complete liquidation or dissolution of Boyd;

•

any reverse merger in which Boyd is the surviving entity but in which securities possessing more than 50% of the total combined voting power of Boyd’s outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger; or

•

an acquisition in a single or series of related transactions by any person or related group of persons of beneficial ownership of securities possessing more than 50% of the total combined voting power of Boyd’s outstanding securities, but excluding an acquisition from or by Boyd, by a Boyd-sponsored employee benefit plan or by members of the Boyd family or any transaction that the Compensation Committee deems is not a corporate transaction.

Pursuant to the form of restricted stock unit agreement (“RSU Agreement”) for Boyd’s 2002 Stock Incentive Plan, vesting ceases upon termination of employment for any reason, including death or disability, and unvested units held by the grantee following such termination will be deemed reconveyed to Boyd. Also under the RSU Agreement, in the event of a change in control (defined as the occurrence of any change in ownership of Boyd, change in effective control of Boyd, or change in the ownership of a substantial portion of the assets of Boyd), any outstanding award will automatically become fully vested.

In 2006, the Compensation Committee adopted the provisions in the table below to provide certain “long service” employees with automatic vesting acceleration and an extended period of time to exercise stock options upon termination (other than for cause). Of the Named Executive Officers, only Robert L. Boughner currently qualifies as a “long service” employee. These enhanced stock option provisions do not apply to stock options that were outstanding prior to the Compensation Committee’s adoption of the proposal or to stock options that are granted within six months of such employee’s termination.

Age of Employee and Length of Service at time of Termination	Acceleration of Vesting for Unvested Stock Options	Extended Exercise Period
55 years of age and 15-19 years of service	Options otherwise scheduled to vest within the 12 months following the date of termination shall fully accelerate	Up to 12 months following termination

55 years of age and 20-24 years of service	Options otherwise scheduled to vest within the 24 months following the date of termination shall fully accelerate	Up to 24 months following termination

55 years of age and 25 or more years of service	All unvested stock options shall fully accelerate	Up to 36 months following termination

Other Benefits. From time to time, in recognition of the contribution of services provided, Boyd may in its discretion offer additional compensation and benefits to our executive officers in connection with their retirement from the company. During 2010, no such discretion was exercised with respect to its senior executive officers.

Succession Planning

Pursuant to Boyd’s Corporate Governance Guidelines, all of the independent members of Boyd’s board of directors are involved in the succession planning of the company. Boyd’s independent directors participate annually in a review of Boyd’s current succession plan. Additionally, Boyd has engaged in the past, and continues to engage, the nationally recognized consulting firm Lee Hecht Harrison to assist and advise during this annual review as well as on other matters related to succession planning.

Accounting and Tax Treatment

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public companies for compensation over $1 million paid to the Chief Executive Officer or any of the other three most highly compensated executive officers. Boyd has structured certain performance-based portions of its executive officers’ compensation in a manner that is designed to comply with the exceptions to the deductibility limitations of Section 162(m); however, Boyd can provide no assurances that such compensation arrangements would ultimately satisfy such requirements if they were examined by the Internal Revenue Service. The Internal Revenue Service has announced a position with respect to certain severance provisions under plans intended to qualify as performance-based compensation and has generally denied the qualification of such arrangements pursuant to Section 162(m) for performance periods commencing in 2009 or thereafter.

The Compensation Committee believes, however, that in certain circumstances, factors other than tax deductibility take precedence when determining the forms and levels of executive compensation most appropriate and in the best interests of Boyd and its stockholders. Given the changing industry and business, as well as the competitive market for outstanding executives, the Compensation Committee believes that it is important to retain the flexibility to design compensation programs consistent with Boyd’s overall executive compensation program, even if some executive compensation is not fully deductible. Accordingly, the Compensation Committee has from time to time approved elements of compensation for certain officers that are not fully deductible and reserves the right to do so in the future, when appropriate.

Summary Compensation Table (2010)

The following table sets forth the compensation earned by our Named Executive Officers for services performed for Boyd in their respective capacities as executive officers of Boyd during the fiscal year ended December 31, 2010. MDFC’s Named Executive Officers do not receive any additional compensation from Boyd, or any compensation from MDFC or MDDC, for their service to MDFC, the issuer of the exchange notes. MDFC’s Named Executive Officers are:

•	its principal executive officer;

•	its principal financial officer; and

•	its two other executive officers employed by it as of the end of the fiscal year ended December 31, 2010.

As discussed above and in our Compensation Discussion and Analysis, each of the Named Executive Officers is compensated by Boyd, and does not receive separate compensation from MDFC or MDDC, for service provided to MDFC. Therefore, the following compensation information reflects the compensation reported by Boyd for each of MDFC’s Named Executive Officers.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(1)(2)	Stock Awards ($)(3)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(4)	Total ($)
Keith E. Smith	2010	1,100,000	660,000	550,216	1,080,563	—	16,515	3,407,295
MDFC’s President Boyd’s President and Chief Executive Officer

Robert L. Boughner(5)	2010	1,100,000	495,000	421,121	634,512	—	159,731	2,810,364
MDFC’s Executive Vice President and Chief Operating Officer Boyd’s Executive Vice President and Chief Business Development Officer

Paul J. Chakmak	2010	675,000	304,000	390,162	648,305	—	16,237	2,033,704
MDFC’s Vice President and Secretary Boyd’s Executive Vice President and Chief Operating Officer

Josh Hirsberg	2010	435,000	104,500	149,584	46,724	—	441	736,249
MDFC’s Vice President, Chief Financial Officer and Treasurer Boyd’s Senior Vice President, Treasurer and Chief Financial Officer

(1)	Includes amounts deferred, to the extent of such individual’s participation, pursuant to Boyd’s 401(k) Profit Sharing Plan and Trust and Boyd’s Deferred Compensation Plan.
(2)	For the year ended December 31, 2010, the Compensation Committee approved the payment of a discretionary short-term bonus under the 2000 MIP. For a discussion regarding the 2010 discretionary bonus payments, see “—Compensation Discussion and Analysis—Primary Components of Boyd’s Compensation Program—Short-Term Bonus.”
(3)	These amounts reflect the grant date fair value, as determined in accordance with FASB ASC Topic 718, of awards to each of the Named Executive Officers granted in the fiscal year ended December 31, 2010 pursuant to Boyd’s 2002 Stock Incentive Plan. Assumptions used in the calculation of these amounts are included in the notes to the audited financial statements under the caption “Stockholders’ Equity and Stock Incentive Plans,” for the fiscal year ended December 31, 2010, included in Boyd’s Annual Report on Form 10-K filed with the SEC on March 15, 2011. However, as required, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.
(4)	The amount shown as “all other compensation” includes the following perquisites and personal benefits:

Name	401(k) Contributions(A)	Life Insurance Premiums	Medical Reimbursements(B)	Other Benefits(C)
Keith E. Smith	3,675	580	12,261	—
Robert L. Boughner	3,675	580	6,094	149,382
Paul J. Chakmak	3,675	580	11,983	—
Josh Hirsberg	—	441	—	—

(A)	Represents amounts contributed by Boyd pursuant to the 401(k) Profit Sharing Plan and Trust.
(B)	Represents Boyd’s Medical Expense Reimbursement Plan, which includes plan premiums, company-sponsored health care plan premiums and amounts received as reimbursements under this plan.
(C)	During 2010, Boyd reimbursed Mr. Boughner a state income tax gross up payment for his 2009 New Jersey income tax liability.

Other than as disclosed, the aggregate incremental cost to Boyd of providing perquisites did not exceed, as to any Named Executive Officer, the threshold requiring disclosure and is omitted from the table. For a discussion regarding perquisites, including the calculation of aggregate incremental cost, see “—Compensation Discussion and Analysis—Boyd’s Policy on Perquisites.”

(5)	The full amount of Mr. Boughner’s compensation reflected for 2010 was paid by Boyd, with approximately sixty percent (60%) of such amounts being reimbursed by MDDC. For more information regarding about the reimbursement, see “Transactions with Related Persons.”

Grants of Plan-Based Awards Table (2010)

The following table sets forth information regarding each grant of an award made under Boyd’s incentive plans to the Named Executive Officers during the fiscal year ended December 31, 2010.

Name	Award Type	Grant Date	Date of Compensation Committee Action		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)(4)	Grant Date Fair Value of Equity Awards ($)(5)
					Threshold ($)	Target ($)	Maximum ($)
Keith E. Smith	Stock Options(1)	11/01/2010	—		—	—	—	—	231,2655	8.34	1,080,563
	Career RSUs (2)	01/04/2010	12/07/06	(6)	—	—	—	19,186	—	—	165,000
	RSU(3)	11/01/2010	—		—	—	—	46,189	—	—	385,216

Robert L. Boughner	Stock Options(1)	11/01/2010	—		—	—	—	—	135,8000	8.34	634,512
	Career RSUs (2)	01/04/2010	12/07/06	(6)	—	—	—	19,186	—	—	165,000
	RSU(3)	11/01/2010	—		—	—	—	30,710	—	—	256,121

Paul J. Chakmak	Stock Options(1)	11/01/2010	—		—	—	—	—	138,7522	8.34	648,305
	Career RSUs (2)	01/04/2010	12/07/06	(6)	—	—	—	11,773	—	—	101,248
	RSU(3)	11/01/2010	—		—	—	—	34,642	—	—	288,914

Josh Hirsberg	Stock Options(1)	11/01/2010	—		—	—	—	—	10,0000	8.34	46,724
	Career RSUs (2)	01/04/2010	12/07/06	(6)	—	—	—	5,058	—	—	43,499
	RSU(3)	11/01/2010	—		—	—	—	12,720	—	—	106,085

(1)	Represents stock options granted under Boyd’s 2002 Stock Incentive Plan. The stock options granted to the Named Executive Officers in 2010 have a 10-year term and vest as to 33 1/3% of the shares of Boyd’s common stock underlying the option grant per year on the first day of each successive 12-month period, commencing one year from the date of grant. Notwithstanding the foregoing, these stock options are subject to enhanced vesting and exercise period provisions for certain “long service” employees as discussed above in “—Compensation Discussion and Analysis—Post-Termination Compensation—Equity Incentive Plans.”
(2)	Represents Career RSUs granted to the Named Executive Officers for no consideration pursuant to Boyd’s Career Shares Program under its 2002 Stock Incentive Plan. Each Career RSU represents a contingent right to receive one share of Boyd’s common stock. The vested Career RSUs will be paid out in shares of Boyd’s common stock at the time of retirement based upon the grantee’s attained age and years of continuous service at the time of retirement. To receive any payout under the Career Shares Program, grantees must be at least 55 years old and must have been continually employed by Boyd for a minimum of 10 years. Retirement after 10 years of service will entitle a grantee to fifty percent (50%) of his or her Career RSUs. This increases to seventy-five percent (75%) after 15 years and one hundred percent (100%) following 20 years of employment. In the event of a grantee’s death or permanent disability, or following a change in control of Boyd, the grantee will be deemed to have attained age 55 and the Career RSUs will immediately vest and convert into shares of Boyd’s common stock based on the grantee’s years of continuous service through the date of death, termination resulting from permanent disability or the change in control, as applicable. See “—Compensation Discussion and Analysis—Career Shares Program.”
(3)	Represents Restricted Stock Units granted under Boyd’s 2002 Stock Incentive Plan. Each Restricted Stock Unit represents a contingent right to receive one share of Boyd’s common stock. The Restricted Stock Units granted to the Named Executive Officers in 2010 vest in full upon the third anniversary of the grant date. Notwithstanding the foregoing, these Restricted Stock Units are subject to forfeiture and other terms and conditions contained in the award agreement and the 2002 Stock Incentive Plan. See “—Compensation Discussion and Analysis—Equity Incentive Plans.”
(4)	The exercise price of option awards is based on the fair market value of Boyd’s common stock on the date of grant, calculated as the closing sales price for Boyd’s common stock on the date of determination.
(5)	Represents the aggregate FASB ASC Topic 718 value of awards made in 2010.
(6)	On December 7, 2006, Boyd’s Compensation Committee adopted a policy of providing for the automatic grant of Career RSUs on January 2 of each calendar year (or, if January 2 is not a business day, then the next business day) based on the base salary of the participant in effect on December 31 of the immediately preceding year and the closing stock price of Boyd’s common stock on January 2 or, if January 2 is not a business day, then the next business day. For more information see “—Compensation Discussion and Analysis—Career Shares Program.”

Outstanding Equity Awards at Fiscal Year-End Table (2010)

The following table sets forth information regarding unexercised stock options and unvested Restricted Stock Units for each of the Named Executive Officers outstanding under Boyd’s equity compensation plans as of December 31, 2010.

	Option Awards					Stock Awards(5)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares, Units or Other Rights That Have Not Vested (#)		Market or Payout Value of Shares, Units or Other Rights That Have Not Vested ($)
Keith E. Smith	68,333	—		17.21	09/05/2012	58,237	(6)	617,312
	43,333	—		14.23	05/15/2013	46,189	(7)	489,603
	150,000	—		36.76	12/08/2014	40,415	(8)	428,399
	115,000	—		39.96	10/19/2015	46,189	(9)	489,603
	115,000	—		39.00	11/02/2016	46,189	(10)	489,603
	185,000	—		38.11	12/06/2017
	129,510	64,755	(1)	6.60	11/04/2018
	77,089	154,176	(2)	7.55	11/03/2019
	—	231,265	(3)	8.34	11/01/2020

Robert L. Boughner	150,000	—		36.76	12/08/2014	34,642	(7)	367,205
	115,000	—		39.96	10/19/2015	30,710	(8)	325,526
	115,000	—		39.00	11/02/2016	30,710	(9)	325,526
	130,000	—		39.78	11/07/2017	30,710	(10)	325,526
	90,533	45,267	(1)	6.60	11/04/2018
	45,267	90,534	(2)	7.55	11/03/2019
	—	135,800	(3)	8.34	11/01/2020

Paul J. Chakmak	40,000	—		16.37	02/02/2014	35,938	(6)	380,941
	40,000			36.76	12/08/2014	23,095	(7)	244,807
	35,000			39.96	10/19/2015	23,095	(8)	244,807
	75,000			39.00	11/02/2016	34,642	(9)	367,205
	111,000	—		38.11	12/06/2017	34,642	(10)	367,205
	74,000	37,000	(1)	6.60	11/04/2018
	46,251	92,501	(2)	7.55	11/03/2019
	—	138,752	(3)	8.34	11/01/2020

Josh Hirsberg	16,667	8,333	(4)	33.31	01/02/2018	13,758	(6)	145,835
	13,334	6,666	(1)	6.60	11/04/2018	8,480	(8)	89,888
	6,667	13,333	(2)	7.55	11/03/2019	8,480	(9)	89,888
	—	10,000	(3)	8.34	11/01/2020	12,720	(10)	134,832

(1)

These stock options were granted on November 4, 2008 and will vest and become exercisable as to 33 1/3% of the shares of Boyd’s common stock underlying the option grant on the first day of each successive 12-month period, with the first installment vesting on November 4, 2009. Notwithstanding the foregoing, these stock options are subject to enhanced vesting and exercise period provisions for certain “long service” employees as discussed above in “—Compensation Discussion and Analysis—Post-Termination Compensation—Equity Incentive Plans.”

(2)

These stock options were granted on November 3, 2009 and will vest and become exercisable as to 33 1/3% of the shares of Boyd’s common stock underlying the option grant on the first day of each successive 12-month period, with the first installment vesting on November 3, 2010. Notwithstanding the foregoing, these stock options are subject to enhanced vesting and exercise period provisions for certain “long service” employees as discussed above in “—Compensation Discussion and Analysis—Post-Termination Compensation—Equity Incentive Plans.”

(3)

These stock options were granted on November 1, 2010 and will vest and become exercisable as to 33 1/3% of the shares of Boyd’s common stock underlying the option grant on the first day of each successive

12-month period, with the first installment vesting on November 1, 2011. Notwithstanding the foregoing, these stock options are subject to enhanced vesting and exercise period provisions for certain “long service” employees as discussed above in “—Compensation Discussion and Analysis—Post-Termination Compensation—Equity Incentive Plans.”

(4)

These stock options were granted on January 2, 2008 and will vest and become exercisable as to 33 1/3% of the shares of Boyd’s common stock underlying the option grant on the first day of each successive 12-month period, with the first installment vesting on January 2, 2009. Notwithstanding the foregoing, these stock options are subject to enhanced vesting and exercise period provisions for certain “long service” employees as discussed above in “—Compensation Discussion and Analysis—Post-Termination Compensation—Equity Incentive Plans.”

(5)	Pursuant to applicable SEC rules, represents the closing market price of Boyd’s common stock on December 31, 2010 ($10.60), multiplied by the aggregate number of Career RSUs and /or Restricted Stock Units held by the applicable Named Executive Officer on such date.
(6)	Represents unvested Career RSUs granted to the Named Executive Officers for no consideration pursuant to Boyd’s Career Shares Program under its 2002 Stock Incentive Plan. Each Career RSU represents a contingent right to receive one share of Boyd’s common stock. The vested Career RSUs will be paid out in shares of Boyd’s common stock at the time of retirement based upon the grantee’s attained age and years of continuous service at the time of retirement. The only Named Executive Officer whose Career RSUs were fully vested as of December 31, 2010 was Mr. Boughner. The actual market value of Boyd’s common stock, if any, ultimately received upon the grantee’s termination of service in connection with such Career RSUs can only be determined upon the occurrence of such termination. See “—Compensation Discussion and Analysis—Career Shares Program.”
(7)	Represents awards of Restricted Stock Units granted for no consideration pursuant to Boyd’s 2000 MIP and 2002 Stock Incentive Plan in April 2008. Each Restricted Stock Unit represents a contingent right to receive one share of Boyd’s common stock upon vesting. The Restricted Stock Units will vest in full upon the sooner to occur of (i) April 16, 2013 or (ii) a date after October 16, 2009 upon which the closing price of Boyd’s common stock is $25.98 (which represents 150% of the closing price of Boyd’s common stock on April 15, 2008) or greater for twenty (20) consecutive trading days beginning on or after October 16, 2009. The Restricted Stock Units are subject to the forfeiture and other terms and conditions contained in the award agreement and the 2002 Stock Incentive Plan.
(8)	Represents Restricted Stock Units granted under Boyd’s 2002 Stock Incentive Plan in 2008. Each Restricted Stock Unit represents a contingent right to receive one share of Boyd’s common stock. The Restricted Stock Units granted to the Named Executive Officers vest in full upon the third anniversary of the grant date. Notwithstanding the foregoing, these Restricted Stock Units are subject to forfeiture and other terms and conditions contained in the award agreement and the 2002 Stock Incentive Plan. See “—Compensation Discussion and Analysis—Equity Incentive Plans.”
(9)	Represents Restricted Stock Units granted under Boyd’s 2002 Stock Incentive Plan in 2009. Each Restricted Stock Unit represents a contingent right to receive one share of Boyd’s common stock. The Restricted Stock Units granted to the Named Executive Officers vest in full upon the third anniversary of the grant date. Notwithstanding the foregoing, these Restricted Stock Units are subject to forfeiture and other terms and conditions contained in the award agreement and the 2002 Stock Incentive Plan. See “—Compensation Discussion and Analysis—Equity Incentive Plans.”
(10)	Represents Restricted Stock Units granted under Boyd’s 2002 Stock Incentive Plan in 2010. Each Restricted Stock Unit represents a contingent right to receive one share of Boyd’s common stock. The Restricted Stock Units granted to the Named Executive Officers vest in full upon the third anniversary of the grant date. Notwithstanding the foregoing, these Restricted Stock Units are subject to forfeiture and other terms and conditions contained in the award agreement and the 2002 Stock Incentive Plan. See “—Compensation Discussion and Analysis—Equity Incentive Plans.”

Option Exercises and Stock Vested Table (2010)

The following table sets forth information regarding the exercise of stock options and the vesting of Restricted Stock Units for each of the Named Executive Officers under Boyd’s equity compensation plans during the fiscal year ended December 31, 2010.

	OPTION AWARDS(1)		STOCK AWARDS
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Keith E. Smith	—	—	—	—
Robert L. Boughner	—	—	60,178	504,292	(3)
Paul J. Chakmak	—	—	—	—
Josh Hirsberg	—	—	—	—

(1)	During 2010, none of the Named Executive Officers exercised any stock options.
(2)	Consistent with applicable SEC rules, represents the number of Career RSUs that vested during 2010 for the applicable Named Executive Officer, multiplied by the market price of the underlying shares of Boyd’s common stock on the vesting date. The Career RSUs were granted to the Named Executive Officers on January 4, 2010 for no consideration pursuant to Boyd’s Career Shares Program under its 2002 Stock Incentive Plan. Each Career RSU represents a contingent right to receive one share of Boyd’s common stock. The vested Career RSUs will be paid out in shares of Boyd’s common stock at the time of retirement based upon the grantee’s attained age and years of continuous service at the time of retirement.
(3)	On October 25, 2010, the Compensation Committee approved certain amendments to the Career Shares Program that reduced the minimum age of eligibility from age 60 to 55; and accelerated the award vesting levels of service to now provide for full vesting upon 20 years of service with Boyd rather than at 25 years of service. See “—Compensation Discussion and Analysis—Career Shares Program”. With the approval of the Career Share Program amendments, Mr. Boughner became immediately fully vested in all of the Career RSUs previously granted to him under the Career Shares Program, as he was at least 55 years old and had been employed by Boyd for at least 20 years. As a result, the value realized is the closing market price on October 25, 2010, the effective date of the Compensation Committee approval of the Career Shares Program amendments, multiplied by the number of Career RSUs held by Mr. Boughner on that date. However, consistent with the terms of the Career Shares Program as described above, Mr. Boughner’s Career RSUs will not convert into Boyd’s common stock until the termination of his service with Boyd. The value Mr. Boughner receives, if any, upon such conversion can only be determined at the time of his termination.

Non-qualified Deferred Compensation Table (2010)

Boyd’s Deferred Compensation Plan provides for the deferral of compensation on a basis that is not tax-qualified. Under the Deferred Compensation Plan, the Named Executive Officers may defer up to 25% of their base salary and up to 75% of their incentive compensation. Boyd may make discretionary matching or additions to a participant’s account; however, during 2010, Boyd did not exercise such discretion. For an explanation on a participant’s potential distributions, see “—Compensation Discussion and Analysis—Deferred Compensation Plan.” The Deferred Compensation Plan is a self-directed investment program containing investment features and funds that are substantially similar to Boyd’s 401(k) program. The following table sets forth amounts deferred under the Deferred Compensation Plan, including its predecessor plan, for the year ended December 31, 2010:

Name	Executive Contributions in Last FY ($)(1)	Aggregate Earnings in Last FY ($)	Aggregate Balance at Last FYE ($)
Keith E. Smith	38,500	29,096	237,454
Robert L. Boughner	—	24,374	586,206
Paul J. Chakmak	—	28,293	142,148
Josh Hirsberg	—	—	—

(1)	Includes amounts disclosed in the Summary Compensation Table under the heading “Bonus” for 2009.

Potential Payments upon Termination or Change-in-Control (2010)

Under the terms of Boyd’s 2000 MIP, CIC Plan and Boyd’s equity incentive plans, payments may be made to the Named Executive Officers upon their termination of employment with Boyd or a change in control of Boyd. See “—Compensation Discussion and Analysis—Post-Termination Compensation” for an explanation of the specific circumstances that would trigger payments under each plan. The description of the plans is qualified by reference to the complete text of the plans, which have been filed with the SEC. Boyd has not entered into any severance agreements with the Named Executive Officers.

The following table sets forth the estimated payments that would be made to each of the Named Executive Officers upon voluntary termination, involuntary termination—not for cause,—for cause, and—as a qualifying termination in connection with a change in control, and death or permanent disability. The payments would be made pursuant to the plans identified in the preceding paragraph. The information set forth in the table assumes:

•	The termination event occurred on December 31, 2010 (the last business day of Boyd’s last completed fiscal year);

•	The price per share of Boyd’s common stock on the date of termination is $10.60 per share (the closing market price of Boyd’s common stock on December 31, 2010);

•

For purposes of the short-term/annual awards under the 2000 MIP, (i) the Named Executive Officers have earned their target awards and the plan administrator does not elect to eliminate or reduce the awards pursuant to authority to do so granted under the plan, and (ii) except as otherwise stated herein each Named Executive Officer has earned and is paid their target bonus, as applicable, under the 2000 MIP;

•	All payments are made in a lump sum on the date of termination;

•

The vesting of all unvested stock options, Restricted Stock Units and Career RSUs held by the executives is immediately accelerated in full upon a change of control pursuant to discretionary authority of the plan administrator granted pursuant to the particular plan (if not otherwise accelerated pursuant to the terms of the CIC Plan); and

•

The portion of in-the-money stock options and other equity awards that are subject to accelerated vesting in connection with the termination are immediately exercised and the shares received upon exercise (or upon settlement in the case of Restricted Stock Units and Career RSUs) are immediately resold at the assumed price per share of Boyd’s common stock on the date of termination.

The actual amounts to be paid out can only be determined at the time of such executive’s separation from Boyd and may differ materially from the amounts set forth in the table below. The amounts set forth in the table below do not reflect the withholding of applicable state and federal taxes.

Name	Voluntary Termination	Involuntary Termination				Death or Permanent Disability
		Not For Cause	For Cause	Change in Control
Keith E. Smith
CIC Plan	$—	$—	$—	$11,416,323		$—
Short-term/Annual Bonus (2000 MIP)	—	—	—	1,100,000	(2)	1,100,000
Unvested and Accelerated Awards Under Equity Incentive Plans	—	—	—	3,766,437		617,312
Total	$—	$—	$—	$16,282,760		$1,717,312

Robert L. Boughner
CIC Plan	$—	$—	$—	$5,203,988		$—
Short-term/Annual Bonus (2000 MIP)	825,000	825,000	825,000	825,000	(1)	825,000
Unvested and Accelerated Awards Under Equity Incentive Plans	457,193	457,193	—	2,107,884		457,193
Total	$1,282,193	$1,282,193	$825,000	$8,136,872		$1,282,193

Paul J. Chakmak
CIC Plan	$—	$—	$—	$4,417,965		$—
Short-term/Annual Bonus (2000 MIP)	—	—	—	506,250	(2)	506,250
Unvested and Accelerated Awards Under Equity Incentive Plans	—	—	—	2,348,675		—
Total	$—	$—	$—	$7,272,890		$506,250

Josh Hirsberg
CIC Plan	$—	$—	$—	$844,980		$—
Short-term/Annual Bonus (2000 MIP)	—	—	—	174,000	(2)	174,000
Unvested and Accelerated Awards Under Equity Incentive Plans	—	—	—	550,372		—
Total	$—	$—	$—	$1,569,353		$174,000

(1)	Represents the amount payable under the 2000 MIP in the event of a change of control of Boyd followed by the executive’s termination with or without cause.
(2)	Represents the amount payable under the 2000 MIP in the event of a change of control followed by the executive’s termination without cause. In the event of the executive’s termination with cause following a change of control of Boyd, the amount payable would be $0.

Compensation of Directors

Boyd provides compensation to its non-employee directors for services provided in such capacity. As discussed above, the MDFC Board consists of three directors, all of whom also serve on the board of directors of Boyd. One of our directors, Mr. Smith, is also an executive officer of MDFC and Boyd and does not receive any compensation for serving on the MDFC Board or the board of directors of Boyd. The other two members of the MDFC Board, Mr. Boyd and Ms. Boyd Johnson, are also executive officers and directors of Boyd. Neither Mr. Boyd nor Ms. Boyd Johnson receives any compensation for serving as a member of the MDFC Board or the board of directors of Boyd.

Compensation Committee Interlocks and Insider Participation

During 2010, members of Boyd’s Compensation and Stock Option Committee included four directors, none of whom serve as directors or executive officers of MDFC. None of MDFC’s executive officers serves as a director or member of the compensation committee (or other board committee performing equivalent functions) of another entity that has one or more executive officers serving as a director of MDFC or on Boyd’s Compensation and Stock Option Committee.

Limitation of Liability and Indemnification Matters

Under Statute 14A:3-5 of the New Jersey Business Corporations Act, corporations have the power to indemnify and insure its directors and officers against liabilities they may incur in their capacities as such. Under Statute 42:2B-10 of the New Jersey Limited Liability Company Act, limited liability companies may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.

The Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws of MDFC and the Operating Agreement of MDDC contain provisions that provide for indemnification of directors, officers, employees and other agents to the maximum extent permitted by New Jersey law, as the case may be.

In addition, Boyd’s amended and restated articles of incorporation and amended and restated bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by law. Boyd also has have entered into indemnification agreements with its executive officers and directors and provides indemnity insurance pursuant to which directors and officers are indemnified or insured against liability or loss under certain circumstances which may include liability or related loss under the Securities Act and the Exchange Act. As discussed, each of MDFC’s directors and executive officers also serves as a director and/or executive officer, respectively, for Boyd.

SECURITY OWNERSHIP

As reflected in the organizational chart below, MDFC, the issuer of the exchange notes, is a wholly-owned subsidiary of MDDC. As a wholly-owned subsidiary, our only outstanding securities are those owned by MDDC. MDDC is the developer, owner and operator of Borgata, including The Water Club. MDDC is owned by a holding company, MDDHC, which is one-half owned by BAC, a first tier subsidiary of Boyd, and one-half owned by the Divestiture Trust, of which MGM is the primary beneficiary. The Operating Agreement between BAC and MAC designates BAC as the managing member. As managing member of MDDHC, BAC, through MDDHC, has responsibility for the oversight and management of Borgata’s day-to-day operations. The exchange notes will be guaranteed on a senior secured basis by MDDC and, with certain exceptions, any future restricted subsidiaries of MDDC (other than MDFC).

Boyd, the parent company of BAC, is a diversified operator of 15 wholly-owned gaming entertainment properties. Headquartered in Las Vegas, Boyd has other gaming operations in Nevada, Mississippi, Illinois, Louisiana and Indiana.

TRANSACTIONS WITH RELATED PERSONS

Distributions to Members

As discussed above, in February 2010, BAC and MAC entered into an agreement to amend the MDDHC Operating Agreement to, among other things, facilitate the transfer of the MGM Interest to the Divestiture Trust established for the purpose of selling the MGM Interest to a third party. Pursuant to the terms of the amended Operating Agreement, in connection with the refinancing of the Former Credit Facility on August 6, 2010, MDDHC made a $240 million one-time distribution to Boyd, on behalf of BAC, and to the Divestiture Trust. Upon the sale of the MGM Interest, BAC will receive an additional payment from the Divestiture Trust in an amount (if any) equal to the excess of 3% of the proceeds from the sale over $10 million.

Compensation

As discussed above, each of the directors and executive officers of MDFC is currently employed by Boyd and does not receive any additional compensation for their service to MDFC.

MDDC reimburses Boyd for a portion of the compensation of Robert L. Boughner, MDFC’s Executive Vice President and Chief Operating Officer. Mr. Boughner also serves as President and Chief Operating Officer of MDDC and as a member of Boyd’s board of directors and is Boyd’s Executive Vice President and Chief Business Development Officer. In the years ended December, 31, 2010 and 2009, MDDC reimbursed Boyd for Mr. Boughner’s compensation in an aggregate amount of approximately $1.75 million and $1.71 million, respectively.

We reimburse BAC for compensation paid to employees performing services for us and for out-of-pocket costs and expenses incurred related to travel. BAC is also reimbursed for various payments made on our behalf, primarily related to third party insurance premiums and certain financing fees. The related amounts due to BAC for these types of expenditures paid by BAC were $0.9 million and $0.8 million at December 31, 2010 and 2009, respectively. Reimbursable expenditures were $9.1 million, $7.4 million and $9.2 million for each of the years ended December 31, 2010, 2009 and 2008, respectively. In each case, reimbursable expenses are included in selling, general and administrative on the consolidated statements of operations.

Use of Corporate Plane

Additionally, Boyd and MDDC provide to the other periodic use of its corporate aircraft for which each reimburses the other, and during the years ended December 31, 2010 and 2009 such reimbursements equaled approximately $120,000 and $137,000, respectively.

Policies and Procedures Regarding Transactions with Related Persons

MDFC does not have a formal policy regarding the review and approval of related party transactions separate from the policies and procedures employed by Boyd, which apply to MDFC’s executive officers and directors, as executive officers of Boyd. Boyd analyzes all transactions in which Boyd or its subsidiaries participates and in which a related person may have a direct or indirect material interest. Related persons include any directors or executive officers of Boyd or its subsidiaries, certain of Boyd’s stockholders and their respective immediate family members. As it relates to employees, officers and directors, pursuant to Boyd’s Code of Business Conduct and Ethics, which is available on Boyd’s website at www.boydgaming.com, a conflict of interest arises when personal interests interfere with the ability to act in the best interests of Boyd or its subsidiaries. Boyd’s employees are to disclose any potential conflicts of interest to Boyd’s Chief Executive Officer or his designees, who will advise the employee as to whether or not Boyd believes a conflict of interest exists. Employees are also to disclose potential conflicts of interest involving their respective spouses, siblings, parents, in-laws, children, and members of their households. Non-employee directors are also to discuss any concerns with the Chairman of Boyd’s Corporate Governance and Nominating Committee or the General Counsel.

Directors and executive officers of MDFC are required to complete a questionnaire that is intended to, among other things, identify any transactions or potential transactions with MDFC or Boyd (or its subsidiaries) in which a director or an executive officer or one of their family members or associated entities has an interest, and which exceeds $120,000. Directors and executive officers are required to promptly notify MDFC of any changes during the course of the year to the information provided in the annual questionnaire.

Boyd’s Audit Committee has responsibility for reviewing and approving certain related person transactions, as provided in its committee charter.

We believe that the policies and procedures discussed above collectively ensure that all related person transactions requiring disclosure under SEC rules are appropriately reviewed and approved or ratified.

DESCRIPTION OF OTHER INDEBTEDNESS

The following is a summary of provisions relating to our material indebtedness, other than the old notes. The following summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the corresponding agreements, including the definitions of certain terms therein that are not otherwise defined in this prospectus.

Senior Secured Revolving Credit Facility

On August 6, 2010, we entered into the Credit Facility with MDDC, certain financial institutions and Wells Fargo Bank, National Association, as administrative agent. The Credit Facility replaced the Former Credit Facility, which provided up to $730 million in aggregate availability and was scheduled to mature in January 2011.

Amount and Maturity

The Credit Facility provides for a $150.0 million senior secured revolving credit facility, which matures on August 6, 2014. At December 31, 2010, the outstanding balance under the Credit Facility was $60.9 million, leaving contractual borrowing capacity of $89.1 million.

Guarantees and Collateral

The Credit Facility is guaranteed on a senior secured basis by MDDC and any future subsidiaries of MDDC and is secured by a first priority lien on substantially all of the assets of the Company, MDDC and any future subsidiaries of MDDC, subject to certain exceptions.

The Credit Facility provides for the same guarantees and the same collateral as the guarantees of the old notes and the exchange notes and the Collateral securing the old notes and the exchange notes. The obligations under the Credit Facility will have priority in payment to payment of the old notes and the exchange notes.

Interest

Outstanding borrowings under the Credit Facility accrue interest at a rate based upon either: (i) the highest of (a) the agent bank’s quoted prime rate, (b) the one-month Eurodollar rate plus 1.00%, and (c) the daily federal funds rate plus 1.50%, and in any event not less than 1.50% (such highest rate, the “base rate”), or (ii) the Eurodollar rate, plus with respect to each of clause (i) and (ii) an applicable margin. The applicable margin is a percentage per annum, which ranges from 2.25% to 3.75% if we elect to use the base rate and 3.25% to 4.75% if we elect to use the Eurodollar rate, determined in accordance with a specified pricing grid based upon our predefined leverage ratio. In addition, a commitment fee is incurred on the unused portion of the Credit Facility ranging from 0.50% per annum to 1.00% per annum.

Optional and Mandatory Prepayments

The Credit Facility requires that we prepay the loans or repay, redeem or repurchase the old notes and the exchange notes with proceeds of the issuance of certain indebtedness or any significant asset sale or event of loss. We are able to terminate the Credit Facility without premium or penalty, upon payment of the outstanding amounts owed with respect thereto.

Certain Covenants

The Credit Facility contains customary affirmative and negative covenants (subject to customary exceptions) for financings of its type. We are required to maintain a minimum consolidated EBITDA of $150 million over each trailing twelve-month period ending on the last day of each calendar quarter and to maintain a minimum liquidity of $30 million as of the end of each calendar quarter. Other covenants, among other things, limit our ability to:

•	incur additional debt;

•	pay dividends and make other distributions;

•	make certain restricted payments;

•	create liens;

•	enter into transactions with affiliates;

•	merge or consolidate; and

•	engage in unrelated business activities.

In addition, the Credit Facility requires that we take certain actions, including maintaining adequate insurance, and that we cause our subsidiaries to take certain actions.

Events of Default

The Credit Facility contains customary events of default, including but not limited to:

•	non-payment of principal, interest or fees;

•	violations of certain covenants;

•	certain bankruptcy-related events;

•	unsatisfied judgments against us in excess of a specified threshold;

•	inaccuracy of representations and warranties in any material respect; and

•	cross defaults with certain other indebtedness.

THE EXCHANGE OFFER

The following summarizes the terms of the exchange offer and certain provisions of the registration rights agreement. The summary of the registration rights agreement does not purport to be complete and reference is made to the provisions of the registration rights agreement, which has been filed as an exhibit to the registration statement of which this prospectus is a part.

Purpose of the Exchange Offer

The old notes were issued and sold in a private offering to Banc of America Securities LLC, Wells Fargo Securities, LLC, J.P. Morgan Securities Inc., Barclays Capital Inc., RBS Securities Inc., UBS Securities LLC, Daiwa Capital Markets America Inc. and Capital One Southcoast, Inc. as the initial purchasers pursuant to a purchase agreement, on August 6, 2010. The initial purchasers subsequently sold the old notes to “qualified institutional buyers,” as defined in Rule 144A under the Securities Act, in reliance on Rule 144A, and outside the United States under Regulation S of the Securities Act. As a condition to the sale of the old notes, we entered into a registration rights agreement with the initial purchasers on August 6, 2010. Pursuant to the registration rights agreement, we agreed that we would, among other things:

1)	cause to be filed an exchange offer registration statement with the SEC under the Securities Act concerning the exchange offer; and

2)	use commercially reasonable efforts to:

a)	cause such registration statement to be declared effective by the SEC on or prior to June 13, 2011;

b)	keep the registration statement effective until the exchange offer is consummated;

c)	hold the exchange offer open for at least 20 business days after the date that notice of the exchange offer is mailed to holders of the old notes;

d)	consummate the exchange offer on the earliest practicable date after the registration statement is declared effective by the SEC, but in no event later than August 8, 2011; and

e)	keep the registration statement effective for a period ending on the earlier of (i) 90 days after the registration statement is declared effective by the SEC, and (ii) the date on which a broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities.

We are making the exchange offer to satisfy certain of our obligations under the registration rights agreement. Other than pursuant to the registration rights agreement, we are not required to file any registration statement to register any outstanding old notes. Holders of old notes who do not tender their old notes or whose old notes are tendered but not accepted in the exchange offer must rely on an exemption from the registration requirements under the securities laws, including the Securities Act, if they wish to sell their old notes. See “Risk Factors—Risk Related to this Exchange Offer—Consequences of failure to exchange.”

Resale of Exchange Notes

We are making the exchange offer in reliance on the position of the staff of the SEC as set forth in several no action letters addressed to third parties in other transactions. However, we have not sought our own no action letter and we can provide no assurance that the staff would make a similar determination with respect to the exchange offer as it has in no action letters to third parties. Based on these interpretations by the staff, we believe that the exchange notes issued in the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by a holder other than any holder who is a broker-dealer, without further compliance with the registration and prospectus delivery requirements of the Securities Act; provided that,

•	holders are acquiring the exchange notes issued in the exchange offer in the ordinary course of their business;

•

holders are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes issued in the exchange offer; and

•	holders are not an “affiliate” of ours or any guarantor within the meaning of Rule 144 under the Securities Act.

If you are a broker-dealer, an “affiliate” of ours or any guarantor, or have an arrangement or understanding with any person to participate in, a distribution of the exchange notes issued in the exchange offer, you cannot rely on the position of the staff of the SEC contained in the no action letters mentioned above and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available.

Each broker-dealer that receives exchange notes for its own account in exchange for old notes, which the broker-dealer acquired the old notes as a result of market-making activities or other trading activities, may be deemed an “underwriter” within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes. Each such broker-dealer that receives exchange notes for its own account in exchange for old notes, where the broker-dealer acquired the old notes as a result of market-making activities or other trading activities, must acknowledge, as provided in the letter of transmittal, that it will deliver a prospectus in connection with any resale of such exchange notes. For more detailed information, see “Plan of Distribution.” We have agreed to make available, for a period ending on the earlier of (i) 90 days from the date on which the registration statement of which this prospectus is a part is declared effective by the SEC, and (ii) the date on which a broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities, a prospectus meeting the requirements of the Securities Act to any broker-dealer and any other persons with similar prospectus delivery requirements for use in connection with any resale of exchange notes. A broker-dealer or any other person that delivers such a prospectus to purchasers in connection with such resales will be subject to certain of the civil liability provisions under the Securities Act and will be bound by the provisions of the registration rights agreement (including certain indemnification rights and obligations thereunder).

In addition, to comply with the securities laws of various jurisdictions, if applicable, the exchange notes may not be offered or sold unless they have been registered or qualified for sale in the jurisdiction or an exemption from registration or qualification is available and is complied with. We have agreed, pursuant to the registration rights agreement and subject to specified limitations therein, to register or qualify the exchange notes for offer or sale under the securities or blue sky laws of the jurisdictions as any holder of the exchange notes reasonably requests.

Terms of the Exchange

We are offering to exchange, subject to the conditions described in this prospectus and in the letter of transmittal accompanying this prospectus, up to:

•	$400 million aggregate principal amount of our 2015 exchange notes for $400 million aggregate principal amount of our 2015 old notes; and

•	$400 million aggregate principal amount of our 2018 exchange notes for $400 million aggregate principal amount of our 2018 old notes.

For each old note surrendered to us pursuant to this exchange offer, the holder who surrendered such old note will receive an exchange note having a principal amount equal to that of the surrendered old note. Exchange notes may be issued in minimum denominations of $2,000 and additional integral multiples of $1,000 in excess thereof. To be exchanged, an old note must be properly tendered and accepted. All outstanding old notes that are validly tendered and not validly withdrawn will be exchanged for respective exchange notes issued on or promptly after the expiration date of the exchange offer. Currently, there is $800 million aggregate principal amount of old notes outstanding and no exchange notes outstanding.

We will accept for exchange any and all old notes that are validly tendered prior to 5:00 p.m., New York City time, on the expiration date. Tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date. The exchange offer is not conditioned upon any minimum principal amount of the old notes being tendered for exchange. However, the exchange offer is subject to the terms and provisions of the registration rights agreement. See “—Conditions to the Exchange Offer.”

The exchange notes will evidence the same indebtedness as the old notes and will be entitled to the benefits of the indenture. The form and terms of the exchange notes will be substantially identical to those of the respective old notes except that the exchange notes will have been registered under the Securities Act. Therefore, the exchange notes will not be subject to certain transfer restrictions, registration rights and certain terms with respect to Applicable Interest applicable to the old notes. See “Description of Exchange Notes.”

Expiration Date; Extensions; Amendments

The exchange offer will expire at 5:00 p.m. New York City time, on —, 2011, unless we, in our sole discretion, extend the exchange offer. The time and date, as it may be extended, is referred to herein as the “expiration date.”

In order to extend the exchange offer, we will notify the exchange agent of any extension by oral or written notice and will make a public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the exchange offer.

We expressly reserve the right at our sole discretion:

•	to delay accepting the old notes;

•	to extend the exchange offer;

•

to terminate the exchange offer and not accept old notes not previously accepted if any of the conditions listed under “—Conditions to the Exchange Offer” are not satisfied or waived by us, by giving oral or written notice of such delay, extension or termination to the exchange agent; or

•	to amend the terms of the exchange offer in any manner.

We will follow any delay in acceptance, extension or termination as promptly as practicable by oral or written notice to the exchange agent. If we amend the exchange offer in a manner we determine constitutes a material change, we will promptly disclose the amendment in a prospectus supplement that we will distribute to the registered holders of the old notes. We may also extend the exchange offer for a period of at least five business days, or any other period of time, that we determine, in accordance with applicable law, depending upon the significance of the amendment, the manner of disclosure and the expiration date of the exchange offer.

Conditions to the Exchange Offer

Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange the exchange notes for, any old notes, and may terminate the exchange offer as provided in this prospectus before the acceptance of the old notes, if, in our sole judgment, the exchange offer violates applicable law, rules or regulations or an applicable interpretation of the staff of the SEC.

If we determine in our sole discretion that any of these conditions are not satisfied, we may:

•	refuse to accept any old notes and return all tendered old notes to you;

•	extend the exchange offer and retain all old notes tendered before the exchange offer expires, subject, however, to your rights to withdraw the old notes;

•	waive the unsatisfied conditions with respect to the exchange offer and accept all properly tendered old notes that have not been withdrawn; or

•	amend the terms of the exchange offer in any manner.

If the waiver or amendment constitutes a material change to the exchange offer, we will promptly disclose the waiver or amendment by means of a prospectus supplement that we will distribute to the registered holders of the old notes, and may extend the exchange offer for a period of at least five business days, or any other period of time, that we determine, in accordance with applicable law, depending on the significance of the waiver, the manner of disclosure to the registered holders of the old notes and the expiration date of the exchange offer.

The exchange offer is not conditioned upon any minimal principal amount of old notes being tendered.

Accrued Interest

Interest on the 2015 exchange notes will accrue at a rate of 9.500% per annum and will be payable semi-annually in cash in arrears on April 15 and October 15 of each year. The first interest payment date will be April 15, 2011. Interest on the 2018 exchange notes will accrue at a rate of 9.875% per annum and will be payable semi-annually in cash in arrears on February 15 and August 15 of each year. The first interest payment date was February 15, 2011.

Interest on the exchange notes will accrue from the date of original issuance of the corresponding old notes or, if interest has already been paid on the corresponding old notes or the exchange notes, as the case may be, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest on the 2015 old notes and 2018 old notes accepted for exchange, which interest accrued at a rate of 9.500% and 9.875%, respectively, will cease to accrue on the day prior to the issuance of the exchange notes.

Procedures for Tendering Old Notes

Our acceptance of old notes tendered by a holder will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal accompanying this prospectus.

A holder of old notes may tender the old notes by:

•	properly completing and signing the letter of transmittal;

•	properly completing any required signature guarantees;

•	properly completing any other documents required by the letter of transmittal; and

•

delivering all of the above, together with the certificate or certificates representing the old notes being tendered, to the exchange agent at its address set forth under “—Exchange Agent” prior to the expiration date; or

•	complying with all the procedures for book-entry transfer described below; or

•	complying with the guaranteed delivery procedures described below.

THE METHOD OF DELIVERY OF OLD NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDERS. IF THE DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY. HOLDERS SHOULD NOT SEND OLD NOTES OR LETTERS OF TRANSMITTAL TO US.

The signature on the letter of transmittal need not be guaranteed if:

•	tendered old notes are registered in the name of the signer of the letter of transmittal;

•	the exchange notes to be issued in exchange for the respective old notes are to be issued in the name of the holder; and

•	any untendered old notes are to be reissued in the name of the holder.

In any other case:

•

the certificates representing the tendered old notes must be properly endorsed for transfer by the registered holder or be accompanied by a properly completed bond power from the registered holder or appropriate powers of attorney, in form satisfactory to us;

•	the tendered old notes must be duly executed by the holder; and

•

signatures on the endorsement, bond power or powers of attorney must be guaranteed by a bank, broker, dealer, credit union, savings association, clearing agency or other institution, each an “eligible guarantor institution” that is a member of a recognized signature guarantee medallion program within the meaning of Rule 17Ad-15 under the Exchange Act.

If the exchange notes or old notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the note registrar for the old notes, the signature in the letter of transmittal must be guaranteed by an eligible guarantor institution.

If the letter of transmittal or any old notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by us, such persons must submit proper evidence satisfactory to us of their authority to so act.

The exchange agent will make a request within at least two (2) business days after the date of receipt of this prospectus to establish accounts with respect to the old notes at The Depository Trust Company for the purpose of facilitating the exchange offer. We refer to The Depository Trust Company in this prospectus as “DTC” and the “book-entry transfer facility.” Subject to establishing the accounts, any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of old notes by causing the book-entry transfer facility to transfer the old notes into the exchange agent’s account with respect to the old notes in accordance with the book-entry transfer facility’s procedures for the transfer. Although delivery of old notes may be effected through book-entry transfer into the exchange agent’s account at the book-entry transfer facility, an appropriate letter of transmittal with any required signature guarantee and all other required documents, or an agent’s message, must in each case be properly transmitted to and received or confirmed by the exchange agent at its address set forth below prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures.

The exchange agent and DTC have confirmed that the exchange offer is eligible for DTC’s Automated Tender Offer Program, which we refer to as “ATOP.” Accordingly, DTC participants may, in lieu of physically completing and signing the letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the exchange offer by causing DTC to transfer old notes to the exchange agent in accordance with DTC’s ATOP procedures for transfer. DTC will then send an agent’s message.

The term “agent’s message” means a message which:

•	is transmitted by DTC;

•	is received by the exchange agent and forms part of the book-entry transfer;

•	states that DTC has received an express acknowledgment from a participant in DTC that is tendering old notes which are the subject of the book-entry transfer;

•	states that the participant has received and agrees to be bound by all of the terms of the letter of transmittal; and

•	states that we may enforce the agreement against the participant.

If you beneficially own the old notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and wish to tender your beneficially owned old notes in the exchange offer, you should contact the registered holder promptly and instruct it to tender the old notes on your behalf. The beneficial owner may also obtain and include with the letter of transmittal the old notes properly endorsed for transfer by the registered holder or accompanied by a properly completed bond power from the registered holder, with signatures on the endorsement or bond power guaranteed by an eligible guarantor institution. If the beneficial owner wishes to tender directly, the beneficial owner must, prior to completing and executing the letter of transmittal and tendering the old notes, make appropriate arrangements to register ownership of the old notes in the beneficial owner’s name. Beneficial owners should be aware that the transfer of registered ownership may take considerable time.

By tendering, each registered holder of old notes will represent to us that, among other things:

•

the exchange notes to be acquired in connection with the exchange offer by the holder and each beneficial owner of the old notes are being acquired by the holder and each beneficial owner in the ordinary course of business of the holder and each beneficial owner;

•

the holder and each beneficial owner are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the exchange notes;

•

the holder and each beneficial owner acknowledge and agree that any person participating in the exchange offer for the purpose of distributing the exchange notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the exchange notes acquired by such person and cannot rely on the position of the staff of the SEC set forth in no action letters that are discussed herein under “—Resale of Exchange Notes”;

•

if the holder is a broker-dealer that acquired the old notes as a result of market-making or other trading activities, it will comply with the applicable provisions of the Securities Act and the applicable no action positions of the SEC and it will deliver a prospectus in connection with any resale of exchange notes acquired in the exchange offer;

•	the holder has full corporate (or similar) power and authority to transfer the old notes in exchange for the exchange notes;

•

the holder and each beneficial owner understand that a secondary resale transaction described above should either be exempt under the applicable securities laws or be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K of the SEC;

•	neither the holder nor any beneficial owner is an “affiliate,” as defined under Rule 144 of the Securities Act, of ours; and

•	in connection with a book-entry transfer, each participant will confirm that it makes the representations and warranties contained in the letter of transmittal.

All questions as to the validity, form, eligibility, including time of receipt, and acceptance of old notes tendered for exchange will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all tenders of any old notes not properly tendered or not to accept any old notes which acceptance might, in our judgment or the judgment of our counsel, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any old notes either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer.

The interpretation of the terms and conditions of the exchange offer including the letter of transmittal and the instructions contained in the letter of transmittal by us will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes for exchange must be cured within such reasonable period of time as we determine. Neither we, the exchange agent nor any other person has any duty to give notification of any defect or irregularity with respect to any tender of old notes for exchange, nor will any of us incur any liability for failure to give such notification.

Guaranteed Delivery Procedures

If you desire to tender your old notes, but:

•	your old notes are not immediately available;

•	you cannot deliver your old notes, the letter of transmittal or any other documents required by the letter of transmittal to the exchange agent prior to the expiration date; or

•	the procedures for book-entry transfer of your old notes cannot be completed prior to the expiration date;

you may effect a tender according to the guaranteed delivery procedures set forth in the letter of transmittal.

Pursuant to such procedures:

•

your tender of old notes must be made by or through an eligible guarantor institution and you must properly complete and duly execute a notice of guaranteed delivery (as defined in the letter of transmittal);

•

prior to the expiration date, the exchange agent must have received from you and the eligible guarantor institution a properly completed and duly executed notice of guaranteed delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the certificate number or numbers of the tendered old notes, and the principal amount of tendered old notes, stating that the tender is being made thereby and guaranteeing that, within three (3) business days after the date of delivery of the notice of guaranteed delivery, the tendered old notes, a duly executed letter of transmittal and any other required documents will be deposited by the eligible guarantor institution with the exchange agent; and

•

such properly completed and executed documents required by the letter of transmittal and the tendered old notes in proper form for transfer (or confirmation of a book-entry transfer of such old notes into the exchange agent’s account at DTC) must be received by the exchange agent within three (3) business days after the expiration date.

Any holder who wishes to tender their old notes pursuant to the guaranteed delivery procedures described above must ensure that the exchange agent receives the notice of guaranteed delivery relating to such old notes prior to 5:00 p.m., New York City time, on the expiration date.

Unless old notes being tendered by the above-described method are deposited with the exchange agent, a tender will be deemed to have been received as of the date when the tendering holder’s properly completed and duly signed letter of transmittal, or a properly transmitted agent’s message, accompanied by the old notes or a confirmation of book-entry transfer of the old notes into the exchange agent’s account at the book-entry transfer facility is received by the exchange agent.

Issuances of exchange notes in exchange for old notes tendered pursuant to a notice of guaranteed delivery will be made only against deposit of the letter of transmittal and any other required documents and the tendered old notes or a confirmation of book-entry and an agent’s message.

Withdrawal Rights

Tenders of old notes may be withdrawn at any time prior to the expiration date. For a withdrawal to be effective, a written notice of withdrawal sent by telegram, facsimile transmission, with receipt confirmed by telephone, or letter must be received by the exchange agent at the address set forth in this prospectus prior to the expiration date. Any notice of withdrawal must:

•	specify the name of the person having tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of such old notes;

•	specify the principal amount of old notes to be withdrawn;

•	include a statement that the holder is withdrawing its election to have the old notes exchanged;

•

be signed by the holder in the same manner as the original signature on the letter of transmittal by which the old notes were tendered or as otherwise described above, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee under the indenture register the transfer of the old notes into the name of the person withdrawing the tender; and

•	specify the name in which any such old notes are to be registered, if different from that of the person who tendered the old notes.

The exchange agent will return the properly withdrawn old notes promptly following receipt of the notice of withdrawal. If old notes have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn old notes or otherwise comply with the book-entry transfer facility procedure. All questions as to the validity of notices of withdrawals, including time of receipt, will be determined by us in our sole discretion and our determination will be final and binding on all parties.

Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder without cost to the holder. In the case of old notes tendered by book-entry transfer into the exchange agent’s account at the book-entry transfer facility pursuant to the book-entry transfer procedures described above, the old notes will be credited to an account with the book-entry transfer facility specified by the holder. In either case, the old notes will be returned as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be re-tendered by following one of the procedures described under “—Procedures for Tendering Old Notes” above at any time prior to the expiration date.

Acceptance of Old Notes for Exchange and Delivery of Exchange Notes

Upon satisfaction or waiver of all the conditions to the exchange offer, we will accept any and all old notes that are properly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date. The exchange notes issued pursuant to the exchange offer will be delivered promptly following the expiration date. For purposes of the exchange offer, we will be deemed to have accepted validly tendered old notes, when, as, and if we have given oral or written notice thereof to the exchange agent.

In all cases, issuances of exchange notes for old notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of such old notes, a properly completed and duly executed letter of transmittal and all other required documents (or of confirmation of a book-entry transfer of such old notes into the exchange agent’s account at DTC); provided, however, that we reserve the absolute right to waive any defects or irregularities in the tender or conditions of the exchange offer. If any tendered old notes are not accepted for any reason, such unaccepted old notes will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the exchange offer.

Exchange Agent

U.S. Bank National Association has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at one of the addresses set forth below:

U.S. BANK NATIONAL ASSOCIATION

By Registered or Certified Mail, Overnight Delivery, or Hand Delivery:

U.S. Bank National Association

Corporate Trust Services

60 Livingston Avenue St. Paul, Minnesota 55107 Attention: Specialized Finance

By Facsimile Transmission:

Fax Number: (651) 495-8158

Attention: Specialized Finance

Fax cover sheets should provide a call back phone number and request a call back, upon receipt.

For Additional Information:

U.S. Bank National Association

Brandi Steward, Rachel Muehlbauer or Daniel Strantz

Specialized Finance, 2nd Floor

U.S. Bank, Corporate Trust Services

60 Livingston Avenue

St. Paul, Minnesota 55107

(651) 495- 3513

You may also contact U.S. Bank National Association at: (800) 934-6802

You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery to the exchange agent at the address and telephone number set forth in the letter of transmittal.

DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH IN THE LETTER OF TRANSMITTAL, OR TRANSMISSION OF INSTRUCTIONS VIA A FACSIMILE NUMBER OTHER THAN THE ONE SET FORTH IN THE LETTER OF TRANSMITTAL, WILL NOT CONSTITUTE A VALID DELIVERY.

Fees and Expenses

Pursuant to the registration rights agreement, we are required to pay all reasonable and customary expenses incident to the consummation of the exchange offer, including our compliance with the registration rights agreement, including without limitation:

•	all registration and filing fees and expenses;

•	all fees and expenses of compliance with federal securities and state blue sky or securities laws;

•	all expenses of printing (including printing certificates for the exchange notes to be issued in the exchange offer and printing of prospectuses), messenger and delivery services and telephone;

•	all fees and disbursements of our counsel;

•

all application and filing fees in connection with listing the exchange notes on a national securities exchange or automated quotation system pursuant to the requirements of the registration rights agreement; and

•	all fees and disbursements of our independent certified public accountants (including the expenses of any special audit and comfort letters required by or incident to such performance).

Accounting Treatment

The exchange notes will be recorded at the same carrying value as the old notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize a gain or loss for accounting purposes. The expenses of the exchange offer will be amortized over the term of the exchange notes.

Consequences of Failure to Exchange

Holders of old notes who do not exchange their old notes for exchange notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of the old notes as described in the legend on the old notes. Old notes not exchanged pursuant to the exchange offer will continue to remain outstanding in accordance with their terms. In general, the old notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will register the old notes under the Securities Act.

Participation in the exchange offer is voluntary, and holders of old notes should carefully consider whether to participate. Holders of old notes are urged to consult their financial and tax advisors in making their own decision on what action to take. As a result of the making of, and upon acceptance for exchange of all validly tendered old notes pursuant to the terms of, this exchange offer, we will have fulfilled a covenant contained in the registration rights agreement. Holders of old notes who do not tender their old notes in the exchange offer will continue to hold the old notes and will be entitled to all the rights and limitations applicable to the old notes under the indenture, except for any rights under the registration rights agreement that by their terms terminate or cease to have further effectiveness as a result of the making of this exchange offer. All untendered old notes will continue to be subject to the restrictions on transfer described in the indenture governing the old notes. To the extent that old notes are tendered and accepted in the exchange offer, the trading market for untendered old notes could be adversely affected.

Shelf Registration Statement

If, pursuant to the terms of the registration rights agreement:

1)	the exchange offer is not permitted by applicable law or SEC policy;

2)	for any other reason the exchange offer is not consummated within the time period as described above under “The Exchange Offer—Purpose of the Exchange Offer”; or

3)	any holder of the old notes notifies us prior to the 10th business day following consummation of the exchange offer that:

a)	such holder, alone or together with other holders who hold in the aggregate at least $1.0 million in principal amount of old notes, was prohibited by applicable law or SEC policy from participating in the exchange offer;

b)	such holder may not resell the exchange notes to the public without delivery of a prospectus and the prospectus contained in the exchange offer registration statement may not be used for such resales by such holder; or

c)

such holder is a broker-dealer who holds old notes acquired directly from us or any of our affiliates, then, upon such holder’s request prior to the 10th business day following the consummation of the exchange offer, then we shall, subject to our Suspension Rights discussed below, use commercially reasonable efforts to file a shelf registration statement covering resales of the old notes pursuant to Rule 415 under the Securities Act, subject to the terms set forth in the registration rights agreement, on or prior to the earliest to occur of, but in no event prior to April 4, 2011, (i) the 60th day after the date on which we determine that we are not required to file the exchange offer registration statement, (ii) the 60th day after the date on which we receive notice from a holder of old notes described in clause 3) above, or (iii) August 8, 2011 (such earliest date, or if such date is prior to the April 4, 2011, then April 4, 2011, the “Shelf Filing Deadline”).

In addition, pursuant to the registration rights agreement, we are required, to use commercially reasonable efforts to cause such shelf registration statement to be declared effective by the SEC as soon as reasonably practicable, but in no event later than the 125th day after the Shelf Filing Deadline, and to keep the shelf registration statement effective for a period ranging from at least two years from the date of issuance of the old notes to less than one, depending on the circumstances, all as set forth in the registration rights agreement.

We will, in the event of the filing of such shelf registration statement, provide to each holder of old notes copies of the prospectus which is a part of the shelf registration statement, notify each such holder when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the old notes. A holder of old notes that sells its old notes pursuant to the shelf registration statement generally (1) will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, (2) will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and (3) will be bound by the provisions of the registration rights agreement that are applicable to such a holder (including certain indemnification rights and obligations thereunder). In addition, each holder of old notes will be required to deliver information to be used in connection with the shelf registration statement and to provide comments on the shelf registration statement within the time periods set forth in the registration rights agreement to have their old notes included in the shelf registration statement and to benefit from the provisions regarding additional interest described below.

Suspension Rights

Notwithstanding any of the above, we may delay the filing or the effectiveness of the exchange offer registration statement or, if applicable, any shelf registration statement, and the related prospectus, or we may allow any such registration statements or the related prospectus, if then filed or effective, to cease to remain effective and usable, from time to time but in no event for more than 90 days in the aggregate in any six month period if (i) the board of directors of MDFC (or a committee thereof) determines in good faith that it is in the best interest of MDFC not to disclose the existence of or facts surrounding any proposed or pending material event involving MDFC, MDDC or any of our respective affiliates, or (ii) the prospectus contained in the exchange offer registration statement or shelf registration statement, as the case may be, contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case, if MDFC determines reasonably and in good faith that compliance with the disclosure obligations of the applicable registration statement at such time would reasonably be expected to materially adversely effect MDFC, MDDC or any of our respective affiliates, or a pending financing, acquisition, disposition, merger or other material corporate event involving MDFC, MDDC or any of our respective affiliates (collectively, the “Suspension Rights”).

Upon receipt of notice from MDFC of the exercise of its Suspension Rights (a “Suspension Notice”), each holder of old notes agrees to discontinue disposition of the old notes pursuant to the applicable registration statement until the date on which it has received a supplemented or amended prospectus for use for such resale, or have been advised by MDFC in writing that the use of the prospectus may be resumed (such date, the “Recommencement Date”). If MDFC exercises its Suspension Rights, the time period during which we are required to keep effective the prospectus contained in the exchange offer registration statement for use by a broker-dealer or any shelf registration statement as described above shall be extended by the number of days equal to the number of days in the period from and including the date of delivery of the Suspension Notice to the Recommencement Date (which extension shall be the holders’ sole remedy for the exercise by MDFC of its Suspension Rights).

Additional Interest

Subject to the Suspension Rights, if, pursuant to the terms of the registration rights agreement, one of the following occurs (each such event is referred to as a “Registration Default”):

•

we do not file any of the registration statements required by the registration rights agreement with the SEC on or prior to the applicable date specified for such filing in the registration rights agreement as described above;

•	any such registration statements has not been declared effective by the SEC on or prior to the applicable date specified in the registration rights agreement as described above;

•	we fail to consummate the exchange offer on or before August 8, 2011; or

•

any registration statement required by the registration rights agreement is filed and declared effective but shall thereafter cease to be effective or fail to be usable for its intended purpose for a period in excess of 30 days without being succeeded immediately by a post-effective amendment to such registration statement that cures such failure that is itself declared effective;

then, additional interest shall accrue on the principal amount of the old notes at a rate of 0.25% per annum during the 90-day period immediately following the occurrence of any Registration Default (provided that the additional interest may not accrue under more than one Registration Default at any one time) and shall increase by 0.25% per annum at the end of each subsequent 90-day period during which such Registration Default continues, up to a maximum additional rate of 1.00% per annum thereafter, until such Registration Default is cured.

A Registration Default shall be deemed not to have occurred and be continuing with respect to any registration statement required by the registration rights agreement if such Registration Default has occurred solely as a result of (x) the filing of a post-effective amendment to such registration statement to incorporate (i) annual audited, or quarterly unaudited, financial information of MDFC, MDDC and any other guarantors, or (ii) material information disclosed in a Form 8-K that would need to be described in such registration statement or the related prospectus, in each case, where such post-effective amendment is not yet effective and needs to be declared effective to permit holders to use the related prospectus or (y) the exercise of a Suspension Right by MDFC under the registration rights agreement.

DESCRIPTION OF EXCHANGE NOTES

In this description, the term “MDFC” refers only to Marina District Finance Company, Inc. and not to any of its Subsidiaries or Affiliates, “MDDC” refers only to Marina District Development Company, LLC and not to any of its Subsidiaries or Affiliates, and “we,” “our” and “us” refer collectively to MDFC and MDDC.

MDFC will issue the 2015 exchange notes and the 2018 exchange notes offered hereby (collectively, the “exchange notes”) under an indenture dated as of August 6, 2010 (the “indenture”) among itself, MDDC and U.S. Bank National Association, as trustee. The terms of the exchange notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “TIA”). The 2015 exchange notes and 2018 exchange notes will be treated as a single class for all purposes under the indenture except for redemptions, including, without limitation, waivers, amendments and offers to purchase.

The following description is a summary of the material provisions of the indenture, the Security Documents and the Intercreditor Agreement. It does not restate the indenture, the Security Documents or the Intercreditor Agreement in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as Holders of the exchange notes.

You can find the definitions of certain terms used in this description under the subheading “—Certain Definitions.” Certain defined terms used in this description but not defined in this “Description of Exchange Notes”, including under “—Certain Definitions”, have the meanings assigned to them in the indenture. A copy of the indenture is filed as an exhibit to the registration statement of which this prospectus is a part.

The registered Holder of a note will be treated as the owner of it for all purposes. Only registered Holders will have rights under the indenture.

Except as otherwise indicated below, the following summary applies to both the exchange notes (which includes the 2015 exchange notes and the 2018 exchange notes) and the old notes (which includes the 2015 old notes and the 2018 old notes). As used in this section of the prospectus, the term “notes” means both the exchange notes and the old notes, unless otherwise indicated. The term “2015 notes” means both 2015 exchange notes and 2015 old notes and the term “2018 notes” means both 2018 exchange notes and 2018 old notes.

The form and term of the exchange notes will be identical in all material respects to the form and term of the respective old notes, except that the exchange notes will be registered under the Securities Act, and therefore the exchange notes will not be subject to certain transfer restrictions, registration rights and certain provisions regarding additional interest applicable to the old notes prior to the consummation of the exchange offer. See “The Exchange Offer.”

Brief Description of the Notes

The notes:

•	are senior secured obligations of MDFC;

•

are secured, subject to Permitted Liens, on a first-priority basis, equally and ratably with all obligations of MDFC and the Guarantors under any Priority Payment Secured Obligations and any Pari Passu Secured Obligations (although the Holders will be entitled to receive proceeds of Collateral after the payment in full of the Priority Payment Secured Obligations in the event of a foreclosure or in any bankruptcy, insolvency or similar event) to the extent set forth below under “—Security”;

•	rank equally in right of payment with any existing and future senior Indebtedness of MDFC;

•

are effectively senior to all of MDFC’s existing and future Indebtedness that is unsecured or secured by Liens that are junior to the Liens securing the notes, in each case, to the extent of the value of the Collateral;

•	are senior in right of payment to all subordinated obligations of MDFC;

•	are structurally subordinated to all Indebtedness of MDFC’s Subsidiaries that are not Guarantors, if any; and

•	are effectively junior to any Indebtedness that is secured by Liens on assets that do not secure the notes to the extent of the value of the collateral securing such other Indebtedness.

The Indebtedness incurred under the Priority Payment Secured Obligations is also secured by first-priority security interests in the Collateral but has a prior right of payment in the event of a foreclosure or in any bankruptcy, insolvency or similar event. Accordingly, while the notes rank equally in right of payment with the Priority Payment Secured Obligations, the notes are effectively subordinated to the Priority Payment Secured Obligations to the extent of the value of the Collateral. See “Risk Factors—Risks Related to the Exchange Notes—The value of the Collateral securing the exchange notes may not be sufficient to satisfy all our obligations under the exchange notes.”

The Note Guarantees

The notes are guaranteed, on a senior secured basis, by MDDC and, subject to compliance with applicable Gaming Laws, any future Material Subsidiary of MDDC and MDFC.

The guarantees of the notes:

•	are senior secured obligations of each Guarantor;

•

are secured, subject to Permitted Liens, on a first-priority basis, equally and ratably with all obligations of MDFC and the Guarantors under any Priority Payment Secured Obligations and any Pari Passu Secured Obligations (although the Holders will receive proceeds of Collateral after the payment in full of the Priority Payment Secured Obligations in the event of a foreclosure or in any bankruptcy, insolvency or similar event) to the extent set forth below under “—Security”;

•	rank equally in right of payment with all existing and future senior Indebtedness of each Guarantor;

•

are effectively senior to all of the Guarantors’ existing and future Indebtedness that is unsecured or secured by Liens that are junior to the Liens securing the Guarantees of the notes, in each case, to the extent of the value of the Collateral;

•	are senior in right of payment to Indebtedness of the Guarantors that is expressly subordinated to the Guarantees of the notes;

•	are structurally subordinated to all Indebtedness of the Guarantors’ Subsidiaries (other than MDFC) that are not Guarantors, if any; and

•

are effectively junior to any Indebtedness of the Guarantors that is secured by Liens on assets that do not secure the Guarantees of the notes to the extent of the value of the collateral securing such other Indebtedness.

The Note Guarantees are joint and several obligations of the Guarantors. The obligations of each Guarantor under its Note Guarantee contain a net worth limitation to reduce the risk that such Note Guarantee constitutes a fraudulent conveyance under applicable law. See “Risk Factors—Risks Related to the Exchange Notes—Fraudulent conveyance laws may permit courts to void the guarantees of the exchange notes in specific circumstances, which would interfere with the payment of the guarantees and realization upon Collateral owned by the guarantors.” At all times, MDDC shall be a Guarantor.

As of the date of this prospectus, MDFC has no Subsidiaries, and MDDC has no Subsidiaries other than MDFC. If we form or acquire any Material Subsidiary in the future, such Subsidiary may be required to become a Guarantor under the indenture as described below under “—Certain Covenants—Additional Note Guarantees.”

However, under the circumstances described below under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate newly formed or acquired Subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture and will not guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor subsidiaries, these non-guarantor subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us.

As of December 31, 2010, we had $860.9 million of Indebtedness outstanding, on a consolidated basis, and $89.1 million of unused commitments under the Credit Facility.

Principal, Maturity and Interest

MDFC will exchange the old notes, which have an aggregate principal amount of $800 million, for the respective exchange notes. MDFC may issue additional notes under the indenture from time to time. Any issuance of additional notes is subject to all of the covenants in the indenture, including the covenant described below under the caption “—Certain Covenants—Limitation on Indebtedness.” The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture other than redemptions, including, without limitation, waivers, amendments and offers to purchase. It is possible, however, that any such additional notes will not be treated as part of the same issue for U.S. federal income tax purposes.

MDFC will issue exchange notes in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. The 2015 exchange notes will mature on October 15, 2015, and the 2018 exchange notes will mature on August 15, 2018.

Interest on the 2015 notes will accrue at the rate of 9.500% per annum and will be payable semi-annually in arrears on April 15 and October 15. The first interest payment date will be April 15, 2011. Interest on the 2018 notes will accrue at the rate of 9.875% per annum and will be payable semi-annually in arrears on February 15 and August 15. The first interest payment date was February 15, 2011. MDFC will make each interest payment on the 2015 notes to the Holders of record on the immediately preceding April 1 and October 1. MDFC will make each interest payment on the 2018 notes to the Holders of record on the immediately preceding February 1 and August 1.

Interest on overdue principal and interest and Additional Interest, if any, will accrue at a rate that is 1% higher than the then applicable interest rate on the notes. Additional Interest may accrue on the notes in certain circumstances (i) if we do not consummate the exchange offer or shelf registration, as applicable, as provided in the registration rights agreement and (ii) if we fail to comply with certain reporting requirements.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

All payments on notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless MDFC elects to make interest payments by check mailed to the Holders at their address set forth in the register of Holders. Principal and interest shall be considered paid on the date due if on such date the trustee or paying agent holds money sufficient to pay all principal and interest then due.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. MDFC may change the paying agent or registrar without prior notice to the Holders of the notes, and MDDC, MDFC or any of their Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A Holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. MDFC is not required to transfer or exchange any note selected for redemption. Also, MDFC is not required to transfer or exchange any note for a period of fifteen days before a selection of notes to be redeemed.

Security

Subject to the limitations described under “—Intercreditor Agreement” below, the obligations of MDFC with respect to the notes, the obligations of the Guarantors under the Note Guarantees, and the performance of all other obligations of MDFC and the Guarantors under the indenture are secured equally and ratably with the obligations of MDFC and the Guarantors under any Priority Payment Secured Obligations or Pari Passu Secured Obligations by a first-priority security interest in the Collateral, subject to Permitted Liens and subject to the right of Priority Payment Secured Obligations holders to receive proceeds of Collateral prior to the payment of any other obligations secured by the Collateral. Wells Fargo Bank, National Association is the collateral agent (in such capacity, the “Collateral Agent”) for the Holders, the secured parties under the Credit Facility and any holder of Pari Passu Secured Obligations and is the secured party under the Security Documents.

The “Collateral” consists of the Real Property comprising Borgata Hotel Casino & Spa, including The Water Club hotel, located in Atlantic City, New Jersey, owned or leased by MDDC (“Borgata”), and substantially all existing and future personal Property, Material Real Property and Material Leasehold Interests of MDFC and the Guarantors other than Excluded Property.

“Excluded Property” means, collectively, (i) Capital Stock of any Person, (ii) any permit or license or any contractual obligation entered into by MDFC or any Guarantor (A) that prohibits or requires the consent of any Person other than MDFC and its Affiliates which has not been obtained as a condition to the creation by MDFC or the applicable Guarantor of a Lien on any right, title or interest in such permit, license or contractual obligation or (B) to the extent that any requirement of law applicable thereto prohibits the creation of a Lien thereon, but only, with respect to the prohibition in clauses (A) and (B), to the extent, and for as long as, such prohibition is not terminated or rendered unenforceable or otherwise deemed ineffective by the Uniform Commercial Code or any other requirement of law, (iii) any right, title or interest of MDDC or any Guarantor in any Gaming License, (iv) any real properties owned by MDFC and the Guarantors that are not Material Real Properties and (v) any real properties leased by MDFC and the Guarantors that are not Material Leasehold Interests. MDFC and the Guarantors will not be obligated to perfect the security interest in personal property other than deposit accounts with respect to which a Lien cannot be perfected by the filing of a financing statement, up to an aggregate book value of $35 million at any time, including (A) motor vehicles and other assets subject to certificates of title, (B) letter of credit rights and (C) commercial tort claims. For the avoidance of doubt, “Excluded Property” shall not include any proceeds, products, substitutions or replacements of Excluded Property (unless such proceeds, products, substitutions or replacements would otherwise constitute Excluded Property).

The security arrangements with respect to the Collateral are commemorated by, without limitation:

(1) one or more mortgages, assignments of rents, security agreements and fixture filings encumbering the fee and leasehold interests comprising Borgata, including all additions, improvements and component parts related thereto and all rents, issues and profits therefrom (the “Mortgage”); and

(2) a security agreement covering substantially all existing and future personal property of MDFC and the Guarantors (other than Excluded Property) (the “Security Agreement”).

We refer to the Mortgage and the Security Agreement collectively as the “Security Documents.” For the avoidance of doubt, no assets of any Person that is not the Issuer or a Guarantor shall constitute Collateral.

Certain Gaming Law Limitations

The Collateral Agent’s ability to foreclose upon the Mortgage and gaming Collateral included in the Collateral is limited by applicable Gaming Laws. Specifically, neither the Collateral Agent nor any Holder is permitted to operate or manage any gaming business or assets, including gaming devices, unless such person has been licensed or qualified under applicable Gaming Laws for such purpose. In addition, Gaming Laws generally require that all persons who propose to own interests in licensed gaming operations must be found suitable by the NJCCC. Consequently, the Collateral Agent and, in certain circumstances, a Holder of the notes must file applications for qualification or a petition for waiver or exemption with the NJCCC and also must file a petition requesting approval to enforce a security interest in gaming assets before it may take steps to enforce the security interest. Moreover, a prospective purchaser of the assets or properties comprising the gaming businesses of Borgata also must file the necessary applications, be investigated, provide all information requested by the investigating body, pay all fees and costs charged by the Gaming Authorities for such investigations and be found suitable by the NJCCC before acquiring the gaming assets through the foreclosure sale. Although the Gaming Laws permit interim qualification and the placement of the gaming assets into an interim casino authorization trust during the time the applicant is being fully qualified, these requirements may nonetheless limit the number of potential bidders who would participate in any foreclosure sale and may delay the sale of the gaming assets included in the Collateral, either of which could have an adverse effect on the proceeds received from such sales. Further, in the event of a bankruptcy of the gaming licensee or a foreclosure of a lien by a person holding a security interest for which gaming devices are security in whole or in part for the lien, the NJCCC may authorize the disposition of the gaming devices; however, such disposition may only be made in the manner approved by the Gaming Authorities. See “Risk Factors— Risks Related to the Exchange Notes—Gaming Laws will impose additional restrictions on foreclosure.”

Use and Release of Collateral

Unless an Event of Default shall have occurred and be continuing and the Collateral Agent shall have commenced enforcement of remedies under the Security Documents, MDFC and the Guarantors have the right to remain in possession and retain exclusive control of the Collateral, to freely operate the Collateral and to collect, invest and dispose of any income thereon.

Release of Collateral

The indenture provides that, subject to the requirements of applicable law, including the TIA, the Liens on the Collateral securing the notes will automatically and without the need for any further action by any Person be released:

(1)	in whole or in part, as applicable, as to all or any portion of Property subject to such Liens which has been taken by eminent domain, condemnation or other similar circumstances;

(2)	in whole upon:

(a)	satisfaction and discharge of the indenture as set forth below under “—Satisfaction and Discharge”; or

(b)	a legal defeasance or covenant defeasance of the indenture as described below under “—Legal Defeasance and Covenant Defeasance”;

(3)	in part, as to any Property that (a) is sold, transferred or otherwise disposed of by MDFC or any Guarantor (other than to MDFC or another Guarantor) in a transaction not prohibited by the indenture at the time of such sale, transfer or disposition or (b) is owned or at any time acquired by a Guarantor that has been released from its Guarantee in accordance with the indenture, concurrently with the release of such Guarantee (including in connection with the designation of a Guarantor as an Unrestricted Subsidiary); and

(4)	in part, in accordance with the applicable provisions of the Security Documents and as described below under “—Intercreditor Agreement.”

Bankruptcy Limitations Relating to the Collateral

The right of the Collateral Agent to take possession and dispose of the Collateral after the occurrence and during the continuance of an Event of Default is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy proceeding were to be commenced by or against MDFC or the Guarantors prior to the time the Collateral Agent has taken possession of and disposed of the Collateral. Under the U.S. Bankruptcy Code, a secured creditor is prohibited from taking its collateral from a debtor in a bankruptcy case, or from disposing of collateral taken from such debtor, without bankruptcy court approval. Moreover, the U.S. Bankruptcy Code permits the debtor in certain circumstances to continue to retain and to use collateral owned as of the date of the bankruptcy filing (and the proceeds, products, offspring, rents or profits of such collateral) even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances. In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the notes could be delayed following commencement of a bankruptcy case, whether or when the Collateral Agent could repossess or dispose of the Collateral, or whether or to what extent Holders would be compensated for any delay in payment or loss of value of the Collateral pursuant to the requirement of “adequate protection.”

Furthermore, in the event a U.S. bankruptcy court determines the value of the Collateral (after giving effect to any prior Liens) is not sufficient to repay all amounts due on the Priority Payment Secured Obligations, the notes and any other Pari Passu Secured Obligations, the Priority Payment Secured Obligations would be repaid in full prior to any payments being made on the notes or any other Pari Passu Secured Obligations and then the Holders of the notes and holders of any other Pari Passu Secured Obligation would hold secured claims to the extent of their pro rata share of the remaining value of the Collateral, and would hold unsecured claims with respect to any shortfall. Applicable U.S. bankruptcy laws permit the payment and/or accrual of post-petition interest, costs and attorneys’ fees during a debtor’s bankruptcy case only to the extent the claims are oversecured or the debtor is solvent at the time of reorganization. In addition, if MDFC or the Guarantors were to become the subject of a bankruptcy case, the bankruptcy court, among other things, may avoid certain pre-petition transfers made by the entity that is the subject of the bankruptcy filing, including, without limitation, transfers held to be preferences or fraudulent conveyances.

MDFC generally is not required to take any actions to perfect the security interest of the Collateral Agent in the Collateral beyond the filing of UCC financing statements, the recording of the mortgage and filings with respect to Collateral that is U.S. registered intellectual property, entering into one or more account control agreements and the delivery of certain possessory Collateral. To the extent the Collateral Agent does not have a perfected security interest in any Collateral, the Collateral Agent’s security interest will not be enforceable against third parties.

Intercreditor Agreement

On the Issue Date, the Collateral Agent, the trustee, the administrative agent under the Credit Facility, MDFC and MDDC entered into a first lien intercreditor and collateral agency agreement (the “Intercreditor Agreement”). Pursuant to the Intercreditor Agreement, the Collateral Agent was appointed to serve as the collateral agent for the benefit of holders of the notes, holders of Priority Payment Secured Obligations and holders of any future Pari Passu Secured Obligations. The notes, the Priority Payment Secured Obligations and any future Pari Passu Secured Obligations are each referred to as a “class” of First Lien Obligations in this section.

The Collateral Agent holds (directly or through co-trustees or agents), and will be entitled to enforce, all Liens on the Collateral created by the Security Documents.

Our obligations under the indenture constitute “Additional First Lien Obligations” under the Intercreditor Agreement. In addition, the Intercreditor Agreement provides that MDFC may from time to time, subject to any limitations contained in the indenture, the Credit Facility, and any Security Documents in effect at such time, designate additional Indebtedness and related obligations that are, or are to be, secured by Liens on any assets of MDFC, MDDC or any other Guarantor that would, if such Liens were granted, constitute “Additional First Lien Obligations.”

The Intercreditor Agreement does not limit MDFC’s ability to amend or refinance the notes, any Pari Passu Secured Obligations or Priority Payment Secured Obligations (although MDFC remains subject to the restrictions contained in the Credit Facility, the indenture and the other documents governing any Priority Payment Secured Obligations, the notes and any other Pari Passu Secured Obligations).

Equal and Ratable Liens

The Intercreditor Agreement provides that the Liens on the Collateral equally and ratably secure all of the First Lien Obligations; provided that the Priority Payment Secured Obligations have priority in right of payment upon a foreclosure or a bankruptcy, insolvency or similar event and will be repaid prior to the repayment of the notes or other Pari Passu Secured Obligations. Each class of First Lien Obligations shall bear the risk of any determination by a court of competent jurisdiction that (i) any First Lien Obligations of such class are unenforceable under applicable law or are subordinated to any other obligations, (ii) the Collateral Agent does not have a valid and perfected lien on any of the Collateral securing any of the First Lien Obligations of such class and/or (iii) any third party has a lien on any Collateral that is senior in priority to the lien of the Collateral Agent on such Collateral.

Separate Grants of Liens and Separate Classification

The Intercreditor Agreement provides that the grant of Liens to secure the obligations under the Credit Facility constitutes a separate and distinct grant of Liens from any Liens granted to secure any other First Lien Obligations. Because of, among other things, their differing rights in the Collateral, the parties to the Intercreditor Agreement acknowledge and agree that the obligations under the Credit Facility are fundamentally different from any and all other First Lien Obligations of any other class and must be separately classified in any plan of reorganization, liquidation, arrangement, or composition proposed or confirmed in an insolvency or liquidation proceeding and the First Lien Obligations of any class must be separately classified in any such plan from the First Lien Obligations of any other class. To further effectuate the intent of the parties as provided in the immediately preceding sentence, if it is held that, contrary to the intention of the parties, the obligations under the Credit Facility in respect of the Collateral should be permitted to be classified with the First Lien Obligations of one or more classes in any such plan, then subject to (and without limiting the generality of) the provisions of the Intercreditor Agreement regarding priority of claims, all distributions shall be made as if there were separate classes of secured claims against the Guarantors in respect of the Collateral, with the effect being that, to the extent that the aggregate value of the Collateral is sufficient (for this purpose ignoring all First Lien Obligations other than the obligations under the Credit Facility), the holders of obligations under the Credit Facility shall be entitled to receive all amounts constituting such obligations, including all amounts owing in respect of post-petition interest, whether or not allowed in any insolvency or liquidation proceeding before any distribution is made in respect of or by virtue of any other First Lien Obligations.

Prohibition on Contesting Liens; No Interference

The Intercreditor Agreement provides that no holder of a First Lien Obligation shall (i) challenge or question in any proceeding the validity or enforceability of any First Lien Obligations of any class or any Security Document or the validity, attachment, perfection or priority of any Lien under any Security Document or the validity or enforceability of the priorities, rights or duties established by or other provisions of the Intercreditor Agreement, (ii) take or cause to be taken any action the purpose or intent of which is, or could be, to interfere, hinder or delay, in any manner, whether by judicial proceedings or otherwise, any sale, transfer or other disposition of the Collateral by the Collateral Agent, (iii) have the right to (A) direct the Collateral Agent to exercise any right, remedy or power with respect to any Collateral (including pursuant to any intercreditor agreement) or (B) consent to the exercise by the Collateral Agent of any right, remedy or power with respect to any Collateral, in each case, unless it is a Controlling Secured Party (as defined below), (iv) institute any suit or assert in any suit, bankruptcy, insolvency or other proceeding any claim against the Collateral Agent or any other holder of a First Lien Obligation seeking damages from or other relief by way of specific performance, instructions or otherwise with respect to any Collateral, and none of the Collateral Agent, any authorized representative of a class or any other holder of a First Lien Obligation shall be liable for any action taken or omitted to be taken by the Collateral Agent, any such authorized representative or other holder of a First Lien Obligation with respect to any Collateral in accordance with the provisions of the Intercreditor Agreement, (v) seek to have any Collateral or any part thereof marshaled upon any foreclosure or other disposition of such Collateral or (vi) attempt, directly or indirectly, whether by judicial proceedings or otherwise, to challenge the enforceability of any provision of the Intercreditor Agreement; provided that the foregoing shall not be construed to prevent or impair the rights of any of the Collateral Agent or any other holder of a First Lien Obligation to enforce the Intercreditor Agreement.

Actions with Respect to the Collateral

The Intercreditor Agreement provides that in connection with the enforcement of any rights or the exercise of any remedies with respect to the Collateral, the Collateral Agent shall follow the instructions of any Controlling Secured Party. “Controlling Secured Party” is defined as (i) until the payment in full in cash of the Priority Payment Secured Obligations, the administrative agent and (ii) thereafter, the authorized representative of the class of First Lien Obligations that constitutes the largest principal amount of any then outstanding class of First Lien Obligations; provided, that after the date which is 180 days after the occurrence of both (x) an event of default under and as defined in the definitive documentation in respect of any class of First Lien Obligations that has an aggregate outstanding principal of $100 million or more and (y) the receipt by the Collateral Agent and the authorized representative under each other class of First Lien Obligations of written notice from the authorized representative of such class of First Lien Obligations certifying that (A) such event of default has occurred and is continuing and (B) such class of First Lien Obligations are currently due and payable, and so long as such event of default shall be continuing, “Controlling Secured Party” shall also include the authorized representative of such class of First Lien Obligations after satisfaction of the conditions set forth in the foregoing proviso.

In the Intercreditor Agreement, the Collateral Agent and each authorized representative of First Lien Obligations agreed that, prior to the commencement of any enforcement of rights or any exercise of remedies with respect to any Collateral, the Collateral Agent shall provide written notice thereof to the administrative agent under the Credit Facility, the trustee and each other representative of a class of First Lien Obligations as far in advance of such commencement as reasonably practicable, and shall consult with each Controlling Secured Party on a regular basis in connection with such enforcement or exercise. Each party to the Intercreditor Agreement agreed, on behalf of itself and, to the extent it is authorized, its related secured parties, to act in a commercially reasonable manner in any enforcement of rights or any exercise of remedies with respect to the Collateral.

Payment Waterfall

Any distribution made in respect of any Collateral in any insolvency or liquidation proceeding of MDFC or any Guarantor, and any distributions or payments received by the Collateral Agent from the proceeds of any sale, collection or other liquidation of any Collateral on account of the enforcement of rights or exercise of remedies with respect to the Collateral shall be applied as follows: (1) first, to the payment of all amounts owing to the Collateral Agent (in its capacity as such) under the Intercreditor Agreement, the indenture, the Security Documents or in connection with the transactions contemplated by the Intercreditor Agreement, including the payment of all costs and expenses incurred by the Collateral Agent in the enforcement of rights or the exercise of remedies, (2) second, to the payment in full in cash of any Priority Payment Secured Obligations (including any post-petition interest with respect thereto, whether or not allowable in any bankruptcy case); provided that in connection with any such payment all commitments to make advances under the Credit Facility shall be terminated, (3) third, to the payment in full of any other First Lien Obligations, pro rata based on the relative amounts of the secured obligations, and (4) fourth, to the holders of junior liens on the Collateral and (5) thereafter, to MDFC and the other Guarantors or their successors or assigns or as a court of competent jurisdiction may direct.

Without limiting the generality of the foregoing or of any other provision of the Intercreditor Agreement, absent a discharge of the Priority Payment Secured Obligations occurring on or before the effective date of any plan of reorganization or absent the affirmative vote of holders of eighty percent (80%) or more of the commitments under the Credit Facility expressly consenting to an alternate treatment in favor of the holders of Additional First Lien Obligations in connection with any such plan of reorganization, no holder of Additional First Lien Obligations shall be entitled to receive or retain any debt or equity securities to be distributed under any confirmed plan of reorganization on account of or otherwise by virtue of Liens in their favor on the Collateral, but any such debt or equity securities instead shall be distributed to the administrative agent for further distribution to the secured parties under the Credit Facility, which shall be theirs to retain and/or otherwise realize upon, pending a discharge of the Priority Payment Secured Obligations.

Bankruptcy Matters

DIP Financing; Use of Cash Collateral

The Intercreditor Agreement shall continue in full force and effect notwithstanding the commencement of any proceeding under Title 11 of the United States Code, as amended (the “Bankruptcy Code”), or any other federal, state or foreign bankruptcy, insolvency, receivership or similar law by or against MDFC, MDDC or any of its subsidiaries. Without limiting the generality of the foregoing, the Intercreditor Agreement constitutes an agreement within the scope of Section 510(a) of the Bankruptcy Code, including with respect to the priority of payment.

If MDDC, MDFC or any other Guarantor shall become subject to a case (a “Bankruptcy Case”) under the Bankruptcy Code and shall, as debtor(s)-in-possession, move for approval of financing (“DIP Financing”) to be provided by one or more lenders (the “DIP Lenders”) under Section 364 of the Bankruptcy Code or the use of cash collateral under Section 363 of the Bankruptcy Code, pursuant to the Intercreditor Agreement, holders of First Lien Obligations may not raise any objection to any such financing or to the Liens on the Collateral securing the same (“DIP Financing Liens”) or to any use of cash collateral that constitutes Collateral, unless any Controlling Secured Party shall then oppose or object to such DIP Financing or such DIP Financing Liens or use of cash collateral (and, so long as no Controlling Secured Party shall have opposed or objected to such DIP Financing or such DIP Financing Liens or use of cash collateral, (i) to the extent that such DIP Financing Liens are senior to the Liens on any such Collateral, each class of holders of First Lien Obligations, other than those classes of holders of First Lien Obligations for which a Controlling Secured Party acts as an authorized representative (collectively, the “Non-Controlling Secured Parties”), is required to subordinate its Liens with respect to such Collateral on the same terms as the Liens of the class or classes of holders of First Lien Obligations for which a Controlling Secured Party acts as an authorized representative (other than any Liens of any holders of First Lien Obligations constituting DIP Financing Liens) are subordinated thereto, and (ii) to the extent that such DIP Financing Liens rank pari passu with the Liens on any such Collateral, each Non-Controlling Secured Party will confirm the priorities with respect to such Collateral as set forth in the Intercreditor Agreement), in each case so long as (A) the Collateral Agent and the holders of First Lien Obligations of each class retain the benefit of their Liens on all such Collateral pledged to the DIP Lenders, including proceeds thereof arising after the commencement of such proceeding, with the same priority vis-a-vis all the other holders of First Lien Obligations (other than any Liens of the holders of First Lien Obligations constituting DIP Financing Liens) as existed prior to the commencement of the Bankruptcy Case, (B) the Collateral Agent and the holders of First Lien Obligations of each class are granted Liens on any additional Collateral pledged to any holders of First Lien Obligations as adequate protection or otherwise in connection with such DIP Financing or use of cash collateral, with the same priority vis-a-vis the holders of First Lien Obligations pursuant to the provisions relating to priority of payment described above under “—Payment Waterfall”, (C) if any amount of such DIP Financing or cash collateral is applied to repay any of the First Lien Obligations, such amount is applied pursuant to the provisions relating to priority of payment described above under “—Payment Waterfall”, and (D) if any holders of First Lien Obligations are granted adequate protection, including in the form of periodic payments, in connection with such DIP Financing or use of cash collateral, the proceeds of such adequate protection is applied pursuant to the provisions relating to priority of payment described above under “—Payment Waterfall”; provided that the holders of First Lien Obligations of each class shall have a right to object to the grant of a Lien to secure the DIP Financing over any Collateral subject to Liens in favor of the holders of First Lien Obligations of such class or its authorized representative that shall not constitute Collateral; and provided, further, that the holders of First Lien Obligations receiving adequate protection shall not object to any other holder of First Lien Obligations receiving adequate protection comparable to any adequate protection granted to such holder in connection with a DIP Financing or use of cash collateral.

Adequate Protection

Each holder of Additional First Lien Obligations shall be deemed to have agreed that the Collateral Agent shall be entitled to seek or request (and to have waived any right to object to or otherwise oppose the Collateral Agent’s seeking or requesting), and the Collateral Agent (upon the direction of the Controlling Secured Party) shall seek or request, adequate protection in any insolvency or liquidation proceeding of the interest of the secured parties under the Credit Facility in the Collateral, regardless of the form of any such adequate protection. If any such adequate protection shall be in the form of cash payments, such cash payment shall be deemed to be distributed and may be applied as if such cash payments were distributed pursuant to the provisions relating to priority of payment described above under “—Payment Waterfall”. If any such adequate protection is in the form of additional Liens on Collateral, such Liens shall be of the same priority pursuant to the provisions relating to priority of payment described in this section. If, notwithstanding any provision of the Intercreditor Agreement to the contrary, any holder of Additional First Lien Obligations should be granted, for any reason whatsoever, in any insolvency or liquidation proceeding any form of adequate protection, any such adequate protection consisting of cash payments shall be deemed to constitute Collateral and shall be distributed and applied as if distributed pursuant to the provisions relating to priority of payment described above under “—Payment Waterfall” until the discharge of the Priority Payment Secured Obligations, and such adequate protection in the form of Liens shall be deemed to be granted on Collateral, subject to the provisions relating to priority of payment described above under “—Payment Waterfall”.

Post-Petition Interest

The Intercreditor Agreement provides that each holder of Additional First Lien Obligations shall be deemed to have agreed that the Collateral Agent shall be entitled to seek or request (and to have waived any right to object to or otherwise oppose the Collateral Agent’s seeking or requesting), and the Collateral Agent (upon the direction of the Controlling Secured Party) shall seek or request, the allowance and/or current payment (including in the form of adequate protection payments) in any insolvency or liquidation proceeding of the Priority Payment Secured Obligations consisting of post-petition interest, fees, or expenses to the extent of value of any First Lien Obligations, without regard to the existence of the Liens of any of the holders of Additional First Lien Obligations (or the Liens held by the Collateral Agent on their behalf) on the Collateral and with such value to be determined specifically without regard to the existence of the Liens on the Collateral of any of the holders of Additional First Lien Obligations. Where the Controlling Secured Party has directed the Collateral Agent to seek or request the allowance and/or current payment of Priority Payment Secured Obligations consisting of post-petition interest, fees, or expenses to the extent of value of any First Lien Obligations in any insolvency or liquidation proceeding, the Collateral Agent may also request the allowance and/or current payment of Additional First Lien Obligations consisting of post-petition interest, fees, or expenses to the extent of value of any First Lien Obligations (with regard to the amount of the Priority Payment Secured Obligations), subject to the other provisions of the Intercreditor Agreement.

Sufficiency of Collateral

There can be no assurance that the proceeds from the sale of the Collateral in whole or in part pursuant to the Security Documents following an Event of Default would be sufficient to satisfy payments due on the First Lien Obligations. The fair market value of the Collateral is subject to fluctuations based on factors that include, among others, the condition of the gaming industry, the ability to sell the Collateral in an orderly sale, general economic conditions, the availability of buyers and similar factors. The amount to be received upon a sale of the Collateral will also be dependent on numerous factors, including, but not limited to, the actual fair market value of the Collateral at such time and the timing and the manner of the sale. A significant portion of the Collateral includes assets or properties that may only be usable, and thus retain value, as part of the operations of Borgata. Accordingly, any sale of such Collateral separate from the sale of the operation of Borgata may not be feasible or of significant value.

In addition, the fact that the lenders under the Priority Payment Secured Obligations will receive proceeds from enforcement of the Collateral before Holders of the notes and other holders of First Lien Obligations and that other Persons may have first-priority Liens in respect of Collateral pursuant to Permitted Liens, could have a material adverse effect on the amount that Holders of the notes would receive upon a sale or other disposition of the Collateral. There can be no assurance that the Collateral can be sold in a short period of time or in an orderly manner. If the proceeds from a sale or other disposition of the Collateral were not sufficient to repay all amounts due on the notes, the Holders of the notes (to the extent not repaid from the proceeds of the sale of the Collateral) would have only an unsecured claim against the remaining assets of MDFC and the Guarantors. See “Risk Factors— Risks Related to the Exchange Notes—The value of the Collateral securing the exchange notes may not be sufficient to satisfy all our obligations under the exchange notes.”

To the extent that third parties hold Liens, such third parties will have rights and remedies with respect to the assets subject to such Liens that, if exercised, could adversely affect the value of the Collateral or the ability of the Collateral Agent to realize or foreclose on the Collateral. See also “Risk Factors— Risks Related to the Exchange Notes—Gaming Laws will impose additional restrictions on foreclosure,” and “Business—New Jersey Gaming Regulations.” In addition, the ability of the Collateral Agent to realize on the Collateral may be subject to certain bankruptcy law limitations in the event of a bankruptcy. See “—Certain Gaming Law Limitations.”

Further Assurances; After-Acquired Collateral

MDFC and the Guarantors shall execute any and all further documents, financing statements, agreements and instruments, and take all further action that may be required under applicable law, or that the Collateral Agent may reasonably request, in order to grant, preserve, protect and perfect the validity and priority of the security interests created or intended to be created by the Security Documents in the Collateral.

Upon the acquisition by MDFC or any Guarantor after the Issue Date of (1) any after-acquired assets, including, but not limited to, any after-acquired Material Real Property or any equipment or fixtures which constitute accretions, additions or technological upgrades to the equipment or fixtures or any working capital assets that, in any such case, form part of the Collateral, or (2) any replacement assets in compliance with the covenant described below under “—Repurchase at the Option of Holders—Asset Sales; Event of Loss,” MDFC or such Guarantor shall execute and deliver, (i) with regard to any Material Real Property, such items reasonably requested by the Collateral Agent within 60 days of the date of acquisition (or such later date as any applicable regulatory approvals have been obtained), and (ii) to the extent required by the Security Documents, any information, documentation, financing statements or other certificates as may be necessary to vest in the Collateral Agent a perfected security interest, subject only to Permitted Liens, in such after-acquired Property (other than Excluded Property and Collateral that MDFC or such Guarantor is not required to take actions to perfect as described under “—Security”) and to have such after-acquired Property added to the Collateral, and thereupon all provisions of the indenture, the Security Documents and the Intercreditor Agreement relating to the Collateral shall be deemed to relate to such after-acquired Property to the same extent and with the same force and effect.

Optional Redemption

At any time prior to October 15, 2013 (with respect to the 2015 notes) and August 15, 2013 (with respect to the 2018 notes), MDFC may on any one or more occasions redeem up to 35% of the aggregate principal amount of the 2015 notes issued under the indenture and/or 35% of the aggregate principal amount of the 2018 notes issued under the indenture at redemption prices of 109.50% and 109.875%, respectively, of the principal amount, plus accrued and unpaid interest and Additional Interest, if any, to the redemption date, with the Net Cash Proceeds of one or more Public Equity Offerings; provided that:

(1)	at least 65% of the aggregate principal amount of such notes issued under the indenture remains outstanding immediately after the occurrence of such redemption (excluding any such notes held by MDDC, MDFC and their Subsidiaries); and

(2)	the redemption occurs within 90 days of the date of the closing of such Public Equity Offering.

At any time prior to October 15, 2013 (with respect to the 2015 notes) and August 15, 2014 (with respect to the 2018 notes), MDFC may also redeem all or a part of such notes, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each Holder’s registered address, at a redemption price equal to 100% of the principal amount of 2015 notes or 2018 notes redeemed, as applicable, plus the Applicable Premium as of the date of redemption, and accrued and unpaid interest and Additional Interest, if any, to the date of redemption, subject to the rights of Holders of notes on any relevant record date to receive interest due on the relevant interest payment date.

In addition, prior to October 15, 2013 (with respect to the 2015 notes) and August 15, 2013 (with respect to the 2018 notes), MDFC, in each 12-month period, may redeem up to an aggregate of 10% of each of the 2015 notes and the 2018 notes issued under the indenture upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each Holder’s registered address, at a redemption price equal to 103% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, to any redemption date, subject to the rights of Holders of notes on any relevant record date to receive interest due on any relevant interest payment date.

Except pursuant to the three preceding paragraphs, the 2015 notes and 2018 notes will not be redeemable at MDFC’s option prior to October 15, 2013 and August 15, 2014, respectively.

On or after October 15, 2013, MDFC may redeem all or a portion of the 2015 notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Additional Interest, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the 12-month period beginning on October 15 of the years indicated below:

Year	Percentage
2013	104.750%
2014 until the day prior to maturity	102.375%

On or after August 15, 2014, MDFC may redeem all or a portion of the 2018 notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Additional Interest, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the 12-month period beginning on August 15 of the years indicated below:

Year	Percentage
2014	104.938%
2015	102.469%
2016 and thereafter	100.000%

Notice of redemption given hereunder may be conditional.

Mandatory Redemption

MDFC is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Mandatory Disposition or Redemption Pursuant to Gaming Laws

If a Holder or beneficial owner of a note is required to be licensed, qualified or found suitable under applicable Gaming Laws and is not so licensed, qualified or found suitable within any time period specified by the applicable Gaming Authority, the Holder shall be obligated, at the request of MDFC, to dispose of such Holder’s notes within a time period prescribed by MDFC or such other time period prescribed by such Gaming Authority (in which event MDFC’s obligation to pay any interest after the receipt of such notice shall be limited as provided in such Gaming Laws). Thereafter, MDFC shall have the right to redeem, on the date fixed by MDFC for the redemption of such notes, such Holder’s notes at a redemption price equal to the lesser of (1) the lowest closing sale price of the 2015 notes and/or the 2018 notes, as applicable, on any trading day during the 120-day period ending on the date upon which MDFC shall have received notice from a Gaming Authority of such Holder’s disqualification or (2) the price at which such Holder or beneficial owner acquired the notes, unless a different redemption price is required by such Gaming Authority, in which event such required price shall be the redemption price. MDFC is not required to pay or reimburse any Holder or beneficial owner of a note for the costs of licensure, qualification or finding of suitability or investigation for such licensure, qualification or finding of suitability. Any Holder or beneficial owner of a note required to be licensed, qualified or found suitable under applicable Gaming Laws must pay all investigative fees and costs of the Gaming Authorities in connection with such licensure, qualification, finding of suitability or application therefor.

Repurchase at the Option of Holders

Change of Control

If (i) a Change of Control (if, at the Change of Control Time the notes do not have Investment Grade Status) or (ii) a Change of Control Triggering Event (if, at the Change of Control Time the notes have Investment Grade Status) occurs, each Holder of notes will have the right to require MDFC to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess of $2,000) of that Holder’s notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, MDFC will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Additional Interest, if any, on the notes repurchased, to the date of purchase. Within 30 days following (i) any Change of Control or, (ii) in the event the notes have Investment Grade Status at the earlier of the public announcement of (x) a Change of Control or (y) (if applicable) our intention to effect a Change of Control or a Change of Control Triggering Event, MDFC will mail a notice (which may be conditional) to each Holder stating, among other things:

(1) that a Change of Control or Change of Control Triggering Event, as the case may be, has occurred and a Change of Control Offer is being made pursuant to the covenant entitled “Repurchase at the Option of Holders—Change of Control” and that all notes (or portions thereof) timely tendered will be accepted for payment;

(2) the purchase price and the Change of Control payment date, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice;

(3) that any note (or portion thereof) accepted for payment (and for which payment has been duly provided on the Change of Control payment date) pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control payment date;

(4) that any notes (or portions thereof) not tendered will continue to accrue interest;

(5) a description of the transaction or transactions constituting the Change of Control or Change of Control Triggering Event, as the case may be;

(6) a description of any conditions to the Change of Control Offer; and

(7) the procedures that Holders must follow in order to tender their notes (or portions thereof) for payment and the procedures that Holders must follow in order to withdraw an election to tender notes (or portions thereof) for payment.

A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of the making of the Change of Control Offer. In addition, MDFC will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by MDFC and such third party purchases all notes properly tendered and not withdrawn under such Change of Control Offer.

MDFC will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control or Change of Control Triggering Event, as the case may be. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, MDFC will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such conflict.

On the Change of Control payment date, MDFC will, to the extent lawful:

(1) accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by MDFC.

The paying agent will promptly mail to each Holder of notes properly tendered the Change of Control payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess of $2,000.

The provisions described above that require MDFC to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the Holders of the notes to require that MDFC repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

There can be no assurance that MDFC will be able to fund any repurchase of the notes pursuant to a Change of Control Offer. The Credit Facility may indirectly restrict, and any future credit agreement or other agreements relating to Indebtedness of MDFC may contain prohibitions or restrictions on, MDFC’s ability to effect such a repurchase. In the event a Change of Control Offer is mandated at a time when such prohibitions or restrictions are in effect, MDFC could seek the consent of its lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If MDFC does not obtain such a consent or repay such borrowings, MDFC will be effectively prohibited from purchasing notes. In such case, MDFC’s failure to purchase tendered notes would constitute an Event of Default under the indenture. See “Risk Factors—Risks Related to the Exchange Notes—We may be unable to repurchase the exchange notes upon a change of control as required by the indenture governing the notes.”

Prior to the occurrence of a Change of Control, the provisions under the indenture relating to MDFC’s obligation to make an offer to purchase the notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the notes.

Asset Sales; Event of Loss

Other than upon an Event of Loss, MDDC shall not, and shall not permit any Restricted Subsidiary (including MDFC) to, directly or indirectly, consummate any Asset Sale after the Issue Date, unless:

(1) MDDC or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the Property subject to such Asset Sale as determined by the Board of Directors of MDDC in good faith;

(2) at least 75% of such consideration consists of cash, Temporary Cash Investments or any stock or assets of the kind referred to in clause (1) or (3) of the definition of “Additional Assets”; provided, however, that for purposes of this clause (2),

(A) the assumption of Indebtedness of MDDC or a Restricted Subsidiary which is not subordinated to the notes or any Note Guarantee shall be deemed to be Temporary Cash Investments if MDDC or such Restricted Subsidiary, as the case may be, and all other Restricted Subsidiaries of MDDC, to the extent any of the foregoing are liable with respect to such Indebtedness, are expressly released from all liability for such Indebtedness by the holder thereof in connection with such Asset Sale;

(B) any securities or notes received by MDDC or such Restricted Subsidiary, as the case may be, from such transferee that are converted by MDDC or such Restricted Subsidiary into cash or Temporary Cash Investments within 30 days of the date of such Asset Sale shall be deemed to be Temporary Cash Investments; and

(C) MDDC and its Restricted Subsidiaries may receive consideration in the form of securities exceeding 25% of the consideration for one or more Asset Sales so long as MDDC and its Restricted Subsidiaries do not hold such securities having an aggregate Fair Market Value in excess of $25.0 million at any time outstanding; and

(3) no Default or Event of Default shall have occurred and be continuing at the time of, or would occur after giving effect, on a pro forma basis, to, such Asset Sale.

The definition of “Asset Sale” and “Event of Loss” each exclude any single transaction or series of related transactions that involve assets having a Fair Market Value of less than $20.0 million and therefore MDDC and its Restricted Subsidiaries may dispose of assets or suffer an Event of Loss with significant value without restrictions under this covenant.

Upon an Event of Loss incurred by MDDC or any of its Restricted Subsidiaries, the Net Proceeds received from such Event of Loss shall be applied in the same manner as proceeds from Asset Sales described below and pursuant to the procedures set forth below.

Within 360 days after the receipt of the Net Proceeds of an Asset Sale or Event of Loss, an amount equal to 100% of the Net Proceeds from such Asset Sale or Event of Loss may be applied by MDDC or a Restricted Subsidiary:

(1) to permanently repay, redeem or repurchase senior Indebtedness of MDFC or any Guarantor, including Indebtedness under the Credit Facility or the notes, provided that if Indebtedness is repaid under the Credit Facility, then corresponding commitments with respect thereto must be permanently reduced; or

(2) to reinvest in Additional Assets (including by means of an Investment in Additional Assets by MDDC or a Restricted Subsidiary with Net Proceeds received by MDDC or another Restricted Subsidiary); provided that to the extent any such Net Proceeds were from the sale of Collateral, any such Additional Assets shall constitute Collateral);

provided, however, that if MDDC or any Restricted Subsidiary contractually commits within such 360-day period to apply such Net Proceeds within 180 days of such contractual commitment in accordance with the above clause (1) or (2), and such Net Proceeds are subsequently applied as contemplated in such contractual commitment, then the requirement for application of Net Proceeds set forth in this paragraph shall be considered satisfied.

Any Net Proceeds from an Asset Sale or Event of Loss that are not used in accordance with the preceding paragraph shall constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $10.0 million, MDFC shall make an offer to purchase (the “Prepayment Offer”), on a pro rata basis, from all Holders of the notes, and, at the election of MDFC, the Holders of any other outstanding Pari Passu Indebtedness containing comparable repurchase rights, an aggregate principal amount of notes and, if applicable, such other Pari Passu Indebtedness equal to the Excess Proceeds, at a price in cash at least equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, in accordance with the procedures summarized herein and set forth in the indenture. To the extent that any portion of the Excess Proceeds remains after compliance with the preceding sentence and provided that all Holders have been given the opportunity to tender the notes for repurchase in accordance with the indenture, MDDC or such Restricted Subsidiary may use such remaining amount for general corporate purposes and the amount of Excess Proceeds shall be reset to zero. Pending application of Net Proceeds pursuant to clauses (1) and (2) above, such Net Proceeds will be used to temporarily repay Pari Passu Indebtedness that is revolving Indebtedness or otherwise be deposited with the Collateral Agent pending application in accordance with the preceding paragraph and shall constitute Collateral.

Within 15 Business Days after the amount of Excess Proceeds exceeds $10.0 million, MDFC shall send a prepayment offer notice, by first-class mail, to the Holders, accompanied by such information regarding MDDC and its Subsidiaries as MDFC in good faith believes will enable such Holders to make an informed decision with respect to the Prepayment Offer. The prepayment offer notice (which may be conditional) will state, among other things:

(1) that MDFC is offering to purchase notes pursuant to the provisions of the indenture described herein;

(2) that any note (or any portion thereof) accepted for payment (and for which payment has been duly provided on the purchase date) pursuant to the Prepayment Offer shall cease to accrue interest on the purchase date;

(3) the purchase price and purchase date, which shall be, subject to any contrary requirements of applicable law, no less than 30 days nor more than 60 days from the date the Prepayment Offer notice is mailed;

(4) the aggregate principal amount of notes (or portions thereof) to be purchased;

(5) a description of any conditions to such Prepayment Offer; and

(6) a description of the procedure which Holders must follow in order to tender their notes (or portions thereof) and the procedures that Holders must follow in order to withdraw an election to tender their notes (or portions thereof) for payment.

The Credit Facility may indirectly restrict, and future credit agreements or other agreements relating to Indebtedness of MDFC may contain prohibitions or restrictions on, MDFC’s ability to effect a Prepayment Offer. If MDFC is required to make a Prepayment Offer at a time when any such prohibitions or restrictions are in effect, MDFC could seek the consent of its lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. In such case, if MDFC does not obtain such a consent or repay such borrowings, MDFC will be effectively prohibited from purchasing notes and MDFC’s failure to purchase tendered notes would constitute an Event of Default under the indenture.

MDFC will comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the purchase of notes as a result of a Prepayment Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions relating to the Prepayment Offer, MDFC will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the indenture described above by virtue of such conflict.

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption on a pro rata basis unless otherwise required by law or applicable stock exchange requirements.

No notes of $2,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note (so long as such amount is in a denomination of $2,000 or an integral multiple of $1,000 in excess of $2,000) will be issued in the name of the Holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, unless MDFC defaults in making such redemption payment, interest ceases to accrue on notes or portions of them called for redemption.

Certain Covenants

Changes in Covenants when Notes Rated Investment Grade

Set forth below are certain covenants contained in the indenture. During any period of time that:

(1) the notes have Investment Grade Status, and

(2) no Default or Event of Default has occurred and is continuing under the indenture with respect to the notes,

neither MDDC nor any of its Restricted Subsidiaries will be subject to the provisions of the indenture with respect to the notes described under “—Repurchase at the Option of Holders—Assets Sales; Event of Loss,” “—Limitation on Indebtedness” and “—Limitation on Restricted Payments” (collectively, the “Suspended Covenants”); provided, that with respect to those covenants that will remain in effect (the “Effective Covenants”), references in such Effective Covenants to clauses in the Suspended Covenants will be deemed to continue to exist for purposes of interpretation of the Effective Covenants.

In the event that MDDC and its Restricted Subsidiaries are not subject to the Suspended Covenants with respect to the notes for any period of time as a result of the preceding sentence and, subsequently, at least one of the two designated Rating Agencies withdraws its rating or assigns the notes a rating below the required Investment Grade Ratings, then MDDC and its Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants for the benefit of the notes. Calculations under the reinstated “—Limitation on Restricted Payments” covenant will be made as if the “—Limitation on Restricted Payments” covenant had been in effect since the date of the indenture except that no default will be deemed to have occurred solely by reason of a Restricted Payment made while that covenant was suspended.

There can be no assurance that the notes will ever achieve or maintain Investment Grade Status.

Limitation on Indebtedness

MDDC shall not, and shall not permit any of its Restricted Subsidiaries (including MDFC) to, Incur any Indebtedness; provided, however, that MDFC or any Guarantor may Incur Indebtedness if no Event of Default has occurred and is continuing and MDDC’s Consolidated Fixed Charge Coverage Ratio would exceed 2.0 to 1.0 after giving effect to:

(1) the Incurrence of such Indebtedness as if such Indebtedness was Incurred at the beginning of the Reference Period and (if applicable) the application of the net proceeds thereof to repay other Indebtedness as if the application of such proceeds occurred at the beginning of the Reference Period,

(2) the Incurrence and retirement of any other Indebtedness since the first day of the Reference Period as if such Indebtedness was Incurred or retired at the beginning of the Reference Period, and

(3) the acquisition or disposition of any Property or any company or business by MDDC or any of its Restricted Subsidiaries since the first day of the Reference Period including any acquisition or disposition which will be consummated contemporaneously with the Incurrence of such Indebtedness, as if such acquisition or disposition occurred at the beginning of the Reference Period, including without limitation any net reduction of lease payments in connection with any acquisition of Property.

Notwithstanding the foregoing limitation, MDDC or any of its Restricted Subsidiaries, as specified below, may Incur the following Indebtedness:

(1) Indebtedness of MDFC represented by the notes to be issued on the date of the indenture and of the Guarantors under the Note Guarantees and the exchange notes and related Note Guarantees, if any, that may be issued pursuant to the registration rights agreement;

(2) Indebtedness of MDDC or any of its Restricted Subsidiaries outstanding on the Issue Date;

(3) Indebtedness of MDFC or any Guarantor, including under the Credit Facility, in an aggregate principal amount outstanding at any time not to exceed (i) $150.0 million and (ii) if greater, an amount equal to 1.5 times Consolidated EBITDA for the Reference Period minus any amounts outstanding pursuant to the preceding clause (i);

(4) Indebtedness of MDDC or any of its Restricted Subsidiaries owing to and held by MDDC or any of its Restricted Subsidiaries; provided, however, that (A) if MDFC or any Guarantor is the obligor on such Indebtedness and the payee is not MDFC or a Guarantor, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all obligations then due with respect to the notes, in the case of MDFC, or the Note Guarantees, in the case of a Guarantor; and (B) any subsequent issuance or transfer of any Capital Stock or other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of any such Indebtedness except to MDDC or a Restricted Subsidiary shall be deemed in each case to constitute the Incurrence of such Indebtedness by MDFC thereof;

(5) Indebtedness of MDDC or any of its Restricted Subsidiaries under Interest Rate Agreements, provided that the obligations under such agreements are related to payment obligations on Indebtedness otherwise permitted by the terms of this covenant;

(6) Indebtedness of MDDC or any of its Restricted Subsidiaries in connection with one or more standby letters of credit, performance bonds or completion guarantees issued in the ordinary course of business or pursuant to self-insurance obligations and not in connection with the borrowing of money or the obtaining of advances or credit;

(7) Indebtedness of MDDC or any of its Restricted Subsidiaries outstanding under Permitted FF&E Financings which are either:

(A) Non-Recourse Indebtedness of MDDC and its Restricted Subsidiaries; or

(B) limited in amount (including all Permitted Refinancing Indebtedness Incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness Incurred pursuant to this clause (7)(B)) to the lesser of:

(i) the amount of FF&E used in Borgata and financed by such Permitted FF&E Financing, or

(ii) $25.0 million;

(8) Permitted Refinancing Indebtedness Incurred by MDDC or any of its Restricted Subsidiaries in respect of Indebtedness of MDDC or any of its Restricted Subsidiaries outstanding pursuant to the provisions of the first paragraph of this covenant or clauses (1), (2) and this clause (8) of this paragraph; provided, however, any such Permitted Refinancing Indebtedness may be incurred up to 90 days prior to the repayment, repurchase or redemption of the Indebtedness being refinanced, redeemed or repaid with such Permitted Refinancing Indebtedness; provided further that prior to any repayment, repurchase or redemption of the Indebtedness being refinanced with such Permitted Refinancing Indebtedness, MDDC or the applicable Restricted Subsidiary may temporarily invest the proceeds of such Permitted Refinancing Indebtedness in Temporary Cash Investments or use the proceeds of such Permitted Refinancing Indebtedness to pay down Indebtedness under the revolving credit portion of the Credit Facility;

(9) Indebtedness (including Capitalized Lease Obligations), Disqualified Stock and Preferred Stock Incurred or issued by MDDC or any of its Restricted Subsidiaries, to finance the purchase, lease or improvement of property (real or personal) or equipment (other than software) that is used or useful in the business of MDDC and its Restricted Subsidiaries in an aggregate principal amount at the date of such Incurrence, together with the principal amount of all other Indebtedness outstanding under this clause (9) (and including all Refinancing Indebtedness Incurred to refinance any Indebtedness Incurred pursuant to this clause (9)), not to exceed 2.5% of MDDC’s Consolidated Net Tangible Assets; provided, however, that such Indebtedness exists at the date of such purchase or transaction or is created within 180 days thereafter; and

(10) so long as no Event of Default has occurred and is continuing, Indebtedness of MDDC or any of its Restricted Subsidiaries not otherwise permitted to be Incurred pursuant to the provisions of the first paragraph of this covenant or this paragraph in an aggregate amount outstanding as of the date of any Incurrence of such Indebtedness not to exceed 2.5% of MDDC’s Consolidated Net Tangible Assets.

Accrual of interest or dividends, the accretion of accreted value, the accretion or amortization of original issue discount, the payment of interest in the form of additional Indebtedness and the payment of dividends in the form of additional Disqualified Stock or Preferred Stock, as applicable, will in each case not be deemed to be an incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant.

For purposes of determining compliance with the “Limitation on Indebtedness” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories described in clauses (1) through (10) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, MDFC is permitted to classify such item of Indebtedness on the date of its incurrence, and may later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness outstanding under MDFC’s Credit Facility on the Issue Date was deemed to have been incurred on such date under clause (3) of the preceding paragraph and may not be reclassified.

Limitation on Layered Indebtedness

MDDC shall not Incur, and shall not permit MDFC or any Guarantor to Incur, any Indebtedness (including any Indebtedness described in clauses (1) through (10) of the second paragraph of the covenant described above under the caption “—Limitation on Indebtedness”) that is contractually subordinated in right of payment to any other Indebtedness of MDDC, MDFC or such Guarantor, as applicable, unless such Indebtedness is also contractually subordinated in right of payment to the notes and the applicable Note Guarantee on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of MDFC or any Guarantor solely by virtue of being unsecured or by virtue of being secured on a junior priority basis.

Limitation on Restricted Payments

MDDC shall not make, and shall not permit any Restricted Subsidiary (including MDFC) to make, any Restricted Payment if at the time of, and after giving effect to, such proposed Restricted Payment:

(1) a Default or an Event of Default shall have occurred and be continuing;

(2) MDDC could not Incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the covenant described above under the caption “—Limitation on Indebtedness”; or

(3) the aggregate amount of such Restricted Payment and all other Restricted Payments made from and after the Issue Date (the amount of any Restricted Payment, if made other than in cash, to be based upon Fair Market Value) would exceed an amount equal, without duplication, to the sum of:

(A) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the fiscal quarter in which Issue Date occurs to the end of the most recent fiscal quarter ended immediately prior to the date of such Restricted Payment (or, in the case such Consolidated Net Income shall be a deficit, minus 100% of such deficit);

(B) the aggregate proceeds received by MDDC from the issue or sale of its Capital Stock (other than Disqualified Stock) subsequent to the Issue Date (other than an issuance or sale (i) to a Subsidiary of MDDC or an employee stock ownership plan or other trust established by MDDC or any of its Subsidiaries or (ii) pursuant to clause (3) or (4) in the following paragraph);

(C) the amount by which Indebtedness of MDDC or any of its Restricted Subsidiaries is reduced on MDDC’s balance sheet upon the conversion or exchange (other than an issuance or sale to a Subsidiary of MDDC or an employee stock ownership plan or other trust established by MDDC or any of its Subsidiaries) subsequent to the Issue Date, of any Indebtedness of MDDC or any of its Restricted Subsidiaries convertible or exchangeable for Capital Stock (other than Disqualified Stock) of MDDC (less the amount of any cash or other Property distributed by MDDC or any of its Restricted Subsidiaries upon such conversion or exchange); and

(D) the amount equal to the net reduction in Investments that were treated as Restricted Payments subsequent to the Issue Date resulting from:

(1) payments of dividends, repayments of loans or advances or other transfers of assets to MDDC or any of its Restricted Subsidiaries or the satisfaction or reduction (other than by means of payments by MDDC or any of its Restricted Subsidiaries) of obligations of other Persons which have been Guaranteed by MDDC or any of its Restricted Subsidiaries; or

(2) the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries,

in each case such net reduction in Investments being:

(x) valued as provided in the definition of “Investment,”

(y) an amount not to exceed the aggregate amount of Investments previously made by MDDC or any of its Restricted Subsidiaries which were treated as a Restricted Payment when made, and

(z) included in this clause (D) only to the extent not included in Consolidated Net Income.

The provisions of the preceding paragraph shall not prohibit:

(1) the payment of any dividend within 60 days after the date of its declaration if such dividend could have been paid on the date of its declaration in compliance with the provisions of the indenture;

(2) the redemption or repurchase of any Capital Stock or Indebtedness of MDDC (other than any Capital Stock or Indebtedness which is held or beneficially owned by MDDC or any Affiliate of MDDC):

(A) if the holder or beneficial owner of such Capital Stock or Indebtedness is required to qualify under the Gaming Laws and does not so qualify; or

(B) if necessary in the reasonable, good faith judgment of the Board of Directors of MDDC, as evidenced by a Board Resolution, to prevent the loss or secure the reinstatement of any Gaming License which if lost or not reinstated, as the case may be, would have a material adverse effect on the business of MDDC and its Subsidiaries, taken as a whole, or would restrict the ability of MDDC or any of its Subsidiaries to conduct business in any gaming jurisdiction;

(3) any purchase, redemption or other acquisition or retirement of Capital Stock of MDDC made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock (other than Disqualified Stock) of MDDC;

(4) any purchase, redemption or other acquisition or retirement of the Indebtedness of any Person made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock (other than Disqualified Stock) of MDDC;

(5) any purchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of MDDC or any Guarantor that is contractually subordinated to the notes or to any Note Guarantee from the proceeds of a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(6) cash payments in lieu of fractional shares issuable as dividends on Capital Stock of MDDC or any of its Restricted Subsidiaries;

(7) the redemption or repurchase of any Capital Stock of MDDC to the extent required by a final non-appealable order or judgment entered by a court or courts of competent jurisdiction;

(8) payment of a one-time dividend at the closing of this offering of notes to our Joint Venture Partners as further described under the section of this prospectus captioned “Use of Proceeds”;

(9) any Permitted Tax Distribution;

(10) Investments in Unrestricted Subsidiaries and joint ventures, taken together with all other Investments made pursuant to this clause (10), in an aggregate amount not to exceed the greater of $10.0 million and 1.0% of MDDC’s Consolidated Net Tangible Assets, valued as of the date of such Investment; and

(11) Restricted Payments made on or after the Issue Date not to exceed, together with all Restricted Payments made pursuant to this clause (11), 2.5% of MDDC’s Consolidated Net Tangible Assets in the aggregate, determined as of the date of the commitment to make such Restricted Payment.

The full amount of any Restricted Payments made subsequent to the Issue Date pursuant to clauses (1) and (2) of the preceding paragraph (but not pursuant to any other clause of the immediately preceding paragraph) shall be included in the calculation of the aggregate amount of Restricted Payments referred to under clause (3) in the first paragraph of this covenant.

In addition, if the Capital Stock of MDDC or any of its Subsidiaries is at any time in the future owned by employees, officers, consultants or directors of MDDC or any of its Subsidiaries, the provisions of the first paragraph under “—Limitation on Restricted Payments” shall not prohibit:

(1) so long as no Default of Event of Default has occurred and is continuing, repurchases by MDDC of its membership units or options, warrants or other securities exercisable or convertible into such membership units (excluding any debt security that is convertible into, or exercisable for, membership units) held by employees, officers, consultants or directors of MDDC or any of its Subsidiaries upon death, disability or termination of employment, consulting arrangement or directorship of such employees, officers, consultants or directors pursuant to any management equity plan, stock option plan or similar agreement not to exceed $10.0 million in the aggregate in any fiscal year;

(2) the repurchase of Capital Stock deemed to occur upon the exercise of stock options to the extent such Capital Stock represents a portion of the exercise price of those stock options; and

(3) the repurchase of Capital Stock upon the vesting of restricted stock, restricted stock units or performance share units to the extent necessary to satisfy tax withholding obligations related to such vesting.

Limitation on Liens

MDDC shall not, and shall not permit any of its Restricted Subsidiaries (including MDFC) to, directly or indirectly, Incur or suffer to exist, any Lien (other than a Permitted Lien) that secures obligations under any Indebtedness of MDDC or any of its Restricted Subsidiaries (including MDFC) (any such Lien, the “Additional Lien”), on any asset or properties of MDDC or any of its Restricted Subsidiaries, or any interest therein or any income or profits therefrom, except, in the case of any asset or property that does not constitute Collateral, any Additional Lien if the notes are, or in the case of Indebtedness of any Guarantor, the Note Guarantee of such Guarantor is, equally and ratably secured with (or on a senior basis to, in the case such Additional Lien secures any Indebtedness that is subordinate in right of payment to the Notes or any note Guarantee) the obligations secured by such Additional Lien.

Any Lien created for the benefit of the Holders pursuant to the preceding paragraph shall provide by its terms that such Lien shall, subject to applicable law, be automatically and unconditionally released and discharged upon the release and discharge the Additional Lien.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

MDDC shall not, and shall not permit any of its Restricted Subsidiaries (including MDFC) to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions to MDDC or any of its Restricted Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits;

(2) pay any Indebtedness owed to MDDC or any other Restricted Subsidiary;

(3) make loans or advances to MDDC or any other Restricted Subsidiary; or

(4) transfer any of its Property to MDDC or any other Restricted Subsidiary,

except for such encumbrances or restrictions existing under or by reason of:

(A) agreements in effect on the Issue Date;

(B) applicable law, including rules, regulations or orders issued by any Gaming Authority;

(C) customary nonassignment provisions in contracts, leases or licenses entered into in the ordinary course of business and consistent with past practices that are customary in the gaming, lodging or entertainment industry;

(D) Permitted Refinancing Indebtedness; provided, however, that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced;

(E) agreements in existence with respect to a Restricted Subsidiary at the time it is so designated; provided, however, that such agreements are not entered into in anticipation or contemplation of such designation;

(F) provisions limiting the disposition or distribution of assets or Property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business with the approval of MDDC’s Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements;

(G) Liens permitted to be incurred under the provisions of the covenant described above under the caption “—Limitation on Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(H) purchase money obligations for Property or equipment acquired for use in the business of MDDC or any of its Restricted Subsidiaries and Capital Lease Obligations that impose restrictions on the Property or equipment purchased or leased in the ordinary course of business; or

(I) any instrument governing Indebtedness represented by industrial revenue or development bonds issued by a municipality and guaranteed by MDDC or any of its Restricted Subsidiaries.

Nothing contained in this covenant shall prevent MDDC or any of its Restricted Subsidiaries from granting any Lien permitted by the covenant described above under the caption “—Limitation on Liens.”

Limitation on Transactions with Affiliates

MDDC shall not, and shall not permit any Restricted Subsidiary (including MDFC) to, directly or indirectly, conduct any business or enter into or suffer to exist any transaction or series of transactions (including the purchase, sale, transfer, lease or exchange of any Property, the making of any Investment, the giving of any Guarantee or the rendering or receiving of any service) with, from or for the benefit of any Affiliate of MDDC involving aggregate consideration in excess of $10.0 million (an “Affiliate Transaction”), unless:

(1) the terms of such Affiliate Transaction are not materially less favorable to MDDC or such Restricted Subsidiary, as the case may be, as those that could be obtained at the time of such Affiliate Transaction in a similar transaction in arm’s-length dealings with a Person who is not an Affiliate of MDDC; and

(2) with respect to each Affiliate Transaction involving aggregate payments to either party in excess of $10.0 million, such Affiliate Transaction was approved by the Board of Directors of MDDC or such Restricted Subsidiary.

Notwithstanding the foregoing limitation, MDDC or any of its Restricted Subsidiaries may enter into or suffer to exist the following:

(1) any transaction pursuant to any contract in existence on the Issue Date;

(2) any Restricted Payment permitted to be made pursuant to the covenant described above under the caption “—Limitation on Restricted Payments”;

(3) any transaction or series of transactions between MDDC and one or more of its Restricted Subsidiaries or between two or more of its Restricted Subsidiaries;

(4) the payment of compensation (including amounts paid pursuant to employee benefit plans or employment agreements) for the personal services of, indemnity provided on behalf of, and reimbursement of expenses to, officers, directors and employees of MDDC or any of its Restricted Subsidiaries;

(5) any Investment made by MDDC or any of its Restricted Subsidiaries other than an Investment in a holder of 10% or more of the Capital Stock of MDDC or an Investment in an entity controlled by a holder of 10% or more of the Capital Stock of MDDC (other than indirect control by reason of such holder’s ownership of Capital Stock of MDDC); and

(6) any contribution of capital to MDDC or any of its Restricted Subsidiaries.

Limitation on Status as an Investment Company

MDDC shall not, and shall not permit any of its Restricted Subsidiaries (including MDFC) to, become an “investment company” (as that term is defined in the Investment Company Act of 1940, as amended (the

“Investment Company Act”)), to the extent such status would subject MDDC or any such Subsidiary to regulation under the Investment Company Act, except for Subsidiaries established for the purpose of financing the operating businesses of MDDC and its Subsidiaries.

Payment for Consent

Neither MDDC nor MDFC shall, nor shall MDDC or MDFC permit any of their Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all Holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Merger, Consolidation and Sale of Assets—MDDC and MDFC

Neither MDDC nor MDFC shall merge or consolidate with or into any other entity (other than a merger or consolidation of a Restricted Subsidiary (other than MDFC) with or into MDDC or MDFC) or in one transaction or a series of related transactions sell, convey, assign, transfer, lease or otherwise dispose of all or substantially all of its Property unless:

(1) the entity formed by or surviving any such consolidation or merger (if MDDC or MDFC is not the surviving entity) or the Person to which such sale, assignment, transfer, lease or conveyance is made (the “Successor”):

(A) shall be a Person (other than an individual) organized and existing under the laws of the United States of America or a State thereof or the District of Columbia and such corporation expressly assumes, by supplemental indenture satisfactory to the trustee, executed and delivered to the trustee by such Person, the due and punctual payment of the principal, premium, if any, Additional Interest, if any, and interest on all the notes, according to their tenor, and the due and punctual performance and observance of all the covenants, conditions and obligations under the notes, the indenture, the Security Documents, the Intercreditor Agreement and the registration rights agreement to be performed by MDDC or MDFC, as the case may be; provided that if any Successor to MDFC is not a corporation, there shall be a co-issuer of the notes that is a corporation; and

(B) the Successor shall have all Gaming Licenses required to operate all Gaming Facilities to be owned by such Successor;

(2) in the case of a sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of MDDC or MDFC’s Property, as the case may be, such Property shall have been transferred as an entirety or virtually as an entirety to one Person;

(3) immediately before and after giving effect to such transaction or series of transactions on a pro forma basis, no Default or Event of Default shall have occurred and be continuing; and

(4) immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Indebtedness Incurred or anticipated to be Incurred in connection with such transaction or series of transactions), MDDC, MDFC or the Successor, as the case may be, would be able to Incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the covenant described above under the caption “—Limitation on Indebtedness.”

Merger, Consolidation and Sale of Assets—Other Guarantors; Release of Guarantees

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than MDFC or another Guarantor, unless:

(1) immediately after giving effect to such transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger unconditionally assumes all the obligations of that Guarantor under its Note Guarantee, the indenture, the Security Documents, the Intercreditor Agreement and the registration rights agreement pursuant to a supplemental indenture satisfactory to the trustee; or

(b) the Net Proceeds of such sale or other disposition are applied in accordance with the covenant “—Repurchase at the Option of Holders—Asset Sales; Event of Loss.”

The Note Guarantee of a Guarantor will be released:

(1) in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor, by way of merger, consolidation or otherwise, to a Person that is not (either before or after giving effect to such transaction) MDDC, MDFC or a Guarantor, if the sale or other disposition does not violate the covenant “—Repurchase at the Option of Holders—Asset Sales; Event of Loss;”

(2) in connection with any sale or other disposition of Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) MDDC, MDFC or a Guarantor, if the sale or other disposition does not violate the covenant “—Repurchase at the Option of Holders—Asset Sales; Event of Loss” and the Guarantor ceases to be a Restricted Subsidiary of both MDDC and MDFC as a result of the sale or other disposition;

(3) if MDFC designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture; or

(4) upon legal defeasance, covenant defeasance or satisfaction and discharge of the indenture as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge.”

Business Activities

MDDC shall not, and shall not permit any of its Restricted Subsidiaries (including MDFC) to, engage in any business other than a Core Business, except to such extent as would not be material to MDDC, MDFC and their Restricted Subsidiaries taken as a whole.

Additional Note Guarantees

If MDDC or any of its Restricted Subsidiaries (including MDFC) acquires or creates another Material Subsidiary or any Restricted Subsidiary that is not then a Guarantor becomes a Material Subsidiary after the date of the indenture, then such Material Subsidiary will become a Guarantor and execute a supplemental indenture and deliver an Opinion of Counsel satisfactory to the trustee within 30 days of the date on which it was acquired, created or otherwise became a Material Subsidiary (or such longer period as may be required to obtain any necessary approvals under applicable Gaming Laws or other regulatory requirements). Such new Guarantor shall also within such time execute a joinder to the Security Documents and new Security Documents and take all actions required by the Security Documents to perfect the Liens created thereunder. Any Subsidiary of MDDC that constitutes an Immaterial Subsidiary need not become a Guarantor until such time as it becomes a Material Subsidiary. MDDC shall use reasonable commercial efforts to obtain all approvals of any Gaming Authority necessary to permit any Material Subsidiary to become a Guarantor as promptly as practicable.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of MDDC may designate any Restricted Subsidiary of MDDC (other than MDFC) and any newly acquired or newly formed Subsidiary to be an Unrestricted Subsidiary; provided that:

(A) such designation would not cause a Default;

(B) such Subsidiary has no Indebtedness other than Qualified Non-Recourse Debt;

(C) such Subsidiary does not own any Capital Stock or Indebtedness of or own or hold any Lien on any Property of MDDC or any other Subsidiary of MDDC that is not a Subsidiary of the Subsidiary to be so designated; and

(D) such designation is permitted by the covenant described above under the caption “—Limitation on Restricted Payments.”

If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by MDDC and its Restricted Subsidiaries in the Subsidiary (excluding for this purpose the second sentence of the definition of “Investments”) designated as an Unrestricted Subsidiary will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “—Limitation on Restricted Payments” or under one or more clauses of the definition of “Permitted Investment,” as determined by MDDC. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Any designation of a Subsidiary of MDDC as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors of MDDC giving effect to such designation and an Officers’ Certificate certifying that (1) such designation complied with the preceding conditions and (2) was permitted by the covenant described above under the caption “—Limitation on Restricted Payments” and giving the effective date of such designation, such filing with the trustee to occur within 75 days after the end of the fiscal quarter of MDDC in which such designation is made (or, in the case of a designation made during the last fiscal quarter of the fiscal year, within 120 days after the end of such fiscal year). If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of MDDC as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Limitation on Indebtedness,” MDFC will be in default of such covenant.

The Board of Directors of MDDC may at any time designate, or redesignate, any Unrestricted Subsidiary of MDDC to be a Restricted Subsidiary of MDDC; provided that such designation, or redesignation, will be deemed to be an Incurrence of Indebtedness by a Restricted Subsidiary of MDDC of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation, or redesignation, will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Limitation on Indebtedness,” calculated on a pro forma basis as if such designation had occurred at the beginning of the applicable Reference Period and (2) no Default or Event of Default would be in existence following such designation or redesignation.

Compliance Certificate

MDFC shall deliver to the trustee, within 120 days after the end of each fiscal year, an Officers’ Certificate stating that a review of the activities of MDFC, MDDC and their respective Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether MDFC and MDDC has kept, observed, performed and fulfilled its obligations under the indenture and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge each of MDFC and MDDC has kept, observed, performed and fulfilled each and every covenant contained in the indenture and is not in default in the performance or observance of any of the terms, provisions and conditions contained therein (or, if a Default or Event of Default shall have occurred, written notice in the form of an Officer’s Certificate as described under the heading “—Events of Default and Remedies”) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Notes is prohibited or if such event has occurred, a description of the event and what action MDFC, MDDC and/or any Guarantor is taking or proposes to take with respect thereto.

Reports

Whether or not required by the SEC, so long as any notes are outstanding, MDFC will furnish to the trustee and the Holders of notes, within 15 days after the time periods specified in the SEC’s rules and regulations:

(1) all quarterly and annual reports, including financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if MDFC were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by MDFC’s certified independent accountants; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if MDFC were required to file such reports.

All such reports will be prepared in all material respects in accordance with the informational requirements applicable to such reports. In addition, following the filing of the registration statement for the exchange offer of which this prospectus is a part, whether or not required by the SEC, MDFC will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the SEC’s rules and regulations (unless the SEC will not accept such a filing) and will post the reports on its website within those time periods. If, at any time MDDC becomes subject to the periodic reporting requirements of the Exchange Act and thereafter ceases to be so subject for any reason, MDFC will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing. MDFC will not take any action for the purpose of causing the SEC not to accept any such filings. If the SEC will not accept MDFC’s filings for any reason, MDFC will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if MDFC were required to file those reports with the SEC.

Notwithstanding the foregoing, MDFC will be deemed to have furnished such reports referred to above to the trustee and the Holders of notes if it or MDDC has filed (or, in the case of a Form 8-K, furnished) such reports with the SEC via the EDGAR filing system and such reports are publicly available. In addition, MDFC will not be required to furnish any information, certificates or reports required by Items 307 or 308 of Regulation S-K prior to the effectiveness of the exchange offer registration or shelf registration statement, as the case may be.

Furthermore, the requirements of this covenant shall be deemed satisfied prior to the commencement of the exchange offer or the effectiveness of the shelf registration statement by (1) the filing with the SEC of the registration statement for the exchange offer of which this prospectus is a part and/or any shelf registration statement in accordance with the provisions of the registration rights agreement, and any amendments thereto, and such registration statement and/or amendments thereto are filed at times that otherwise satisfy the time requirements set forth in the first paragraph of this covenant and/or (2) if not otherwise permitted to file with the SEC prior to such time, the posting of reports that would be required to be filed with the SEC and provided to the trustee under the indenture and the Holders on MDDC’s or MDFC’s website.

In the event that any direct or indirect parent of MDFC (including, without limitation, MDDC) is or becomes a Guarantor or co-obligor of the notes, the indenture permits MDFC to satisfy its obligations in this covenant with respect to financial information relating to MDFC by furnishing financial information relating to such parent; provided that, if required by Regulation S-X under the Securities Act, the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such parent and any of its Subsidiaries other than MDFC, its Subsidiaries and the other Guarantors, on the one hand, and the information relating to MDFC, its Subsidiaries that are Guarantors and the other Guarantors, if any, and the other Subsidiaries of MDFC on a standalone basis, on the other hand. The indenture specifically permits MDFC to satisfy this covenant by furnishing financial information relating to MDDC.

Events of Default and Remedies

Each of the following is an “Event of Default”:

(1) default with respect to payment of interest (including Additional Interest, if any) on any of the notes when it becomes due and payable, and the continuance of such default for a period of 30 days;

(2) default with respect to payment of principal or premium, if any, on any of the notes when due at maturity, upon acceleration, required purchase or otherwise;

(3) failure by MDDC or MDFC to observe, perform or comply with the covenants and agreements in the covenant described above under the caption “—Certain Covenants—Merger, Consolidation and Sale of Assets—MDDC and MDFC”;

(4) failure by MDFC or any Guarantor to observe, perform or comply with any of the other covenants and agreements in the indenture, the notes or the Note Guarantees and such failure to observe, perform or comply continues for a period of 60 days after receipt by MDFC of a written notice from the trustee or Holders of not less than 25% in aggregate principal amount of the notes then outstanding voting as a single class;

(5) Indebtedness of MDDC or any of its Restricted Subsidiaries is not paid when due or within any applicable grace period or is accelerated by the holders thereof and, in either case, the total amount of such unpaid or accelerated Indebtedness exceeds $35.0 million;

(6) the entry by a court of competent jurisdiction of one or more judgments or orders against MDDC or any of its Restricted Subsidiaries in an uninsured aggregate amount in excess of $35.0 million and such judgment or order is not discharged, waived, stayed or satisfied for a period of 60 consecutive days;

(7) certain events of bankruptcy, insolvency or reorganization described in the indenture with respect to MDDC or any of its Restricted Subsidiaries that is a Material Subsidiary or any group of its Restricted Subsidiaries that, taken together, would constitute a Material Subsidiary;

(8) except as permitted by the indenture, any Note Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor, or any Person controlling such Guarantor, denies or disaffirms its obligations under its Note Guarantee, and such default continues for a period of 10 days;

(9) any of the Security Documents ceases to be in full force and effect, or any of the Security Documents ceases to give the Holders the first priority Liens purported to be created thereby, or any of the Security Documents is declared null and void, in each case for a period of 30 days after any of MDDC, MDFC or any Guarantor first receives notice of such cessation or MDDC, MDFC or any Guarantor denies in writing that it has any further liability under any Security Document or gives written notice to such effect (in each case, other than in accordance with the terms of the indenture or the terms of the Security Documents); and

(10) any revocation, suspension or loss of any Gaming License which results in the cessation of business for a period of more than 90 consecutive days of the business of any Gaming Facility or Gaming Facilities owned, leased or operated directly or indirectly by MDDC or any of its Subsidiaries which, taken together, collectively contribute more than 10% of MDDC’s Consolidated EBITDA (other than any voluntary relinquishment of a Gaming License if such relinquishment is, in the reasonable, good faith judgment of the Board of Directors, evidenced by a Board Resolution, both desirable in the conduct of the business of MDDC and its Subsidiaries, taken as a whole, and not disadvantageous in any material respect to the Holders).

A Default under clauses (5), (6) or (10) above is not an Event of Default until the trustee or Holders of not less than 25% in aggregate principal amount of the notes notify MDFC of the Default; provided that any Default under clause (5) above resulting from a default or acceleration with respect to Indebtedness will not be considered an Event of Default if such default or acceleration is cured or annulled, respectively, within 30 days of the receipt by MDFC of the abovementioned notice of default from the trustee or Holders of not less than 25% in aggregate principal amount of the notes.

MDFC shall deliver to the trustee, within 30 days after the occurrence thereof, written notice in the form of an Officers’ Certificate of any Event of Default, its status and what action MDFC and/or any Guarantor is taking or proposes to take with respect thereto.

The indenture provides that the trustee, within 90 days after the occurrence of any continuing Default or Event of Default that is known to the trustee, will give notice to the Holders; provided, however, that, except in the case of a default in payment of principal of or interest on the notes, the trustee may withhold such notice as long as it in good faith determines that such withholding is in the interest of the Holders.

Subject to the last paragraph of “—Events of Default and Remedies,” the indenture provides that if an Event of Default (other than an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization described in clause (7) above) shall have occurred and be continuing, the trustee or the Holders of not less than 25% in aggregate principal amount of the notes then outstanding may accelerate the maturity of all the notes by a notice in writing to MDFC (and to the trustee, if given by the Holders) specifying the Event of Default and that it is a “notice of acceleration” and on the fifth business day after delivery of such notice, the principal amount, together with any accrued and unpaid interest and premium and Additional Interest, if any, on all of the notes then outstanding will become immediately due and payable. In case an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization described in clause (7) above shall occur, the notes shall be due and payable immediately without any declaration or other act on the part of the trustee or the Holders.

The Holders of a majority in aggregate principal amount of the notes then outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, subject to certain limitations specified in the indenture. The Holders of a majority in aggregate principal amount of the notes then outstanding shall have the right to direct the trustee to credit bid the obligations under the notes at any bankruptcy or foreclosure sale.

The Holders of a majority in aggregate principal amount of the then outstanding notes by written notice to the trustee may, on behalf of the Holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture, if the rescission would not conflict with any judgment or decree, except a continuing Default or Event of Default in the payment of principal of, premium or Additional Interest, if any, or interest on the notes.

No Holder will have any right to institute any proceeding with respect to the indenture or for any remedy thereunder, unless:

(1) such Holder shall have previously given to the trustee written notice of a continuing Event of Default;

(2) Holders of at least 25% in aggregate principal amount of the notes then outstanding shall have made written request and offered reasonable indemnity to the trustee to institute such proceeding as a trustee; and

(3) the trustee (x) shall not have received from the Holders of a majority in aggregate principal amount of the notes then outstanding a direction inconsistent with such request and (y) shall have failed to institute such proceeding within 60 days.

However, such limitations do not apply to a suit instituted by a Holder for enforcement of payment of the principal, premium and Additional Interest, if any, or interest on such Holder’s note on or after the respective due dates expressed in such note (including in connection with an offer to purchase).

Notwithstanding any other provision of the indenture, the sole remedy for an Event of Default relating to the failure to comply with the reporting obligations described above under the heading “—Reports,” and for any failure to comply with the requirements of Section 314(a) of the TIA, will for the 365 days after the occurrence of such an Event of Default consist exclusively of the right to receive Additional Interest on the principal amount of the notes at a rate equal to 0.50% per annum. The Additional Interest will be payable in the same manner and subject to the same terms as other interest payable under the indenture. The Additional Interest will accrue on all outstanding notes from and including the date on which an Event of Default relating to a failure to comply with the reporting obligations described above under the heading “—Reports” or Section 314(a) of the TIA first occurs to but excluding the 365th day thereafter (or such earlier date on which the Event of Default relating to such reporting obligations is cured or waived). If the Event of Default resulting from such failure to comply with the reporting obligations is continuing on such 365th day, such Additional Interest will cease to accrue and the notes will be subject to the other remedies provided under the heading “—Events of Default and Remedies.”

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator, stockholder, partner, member or joint venturer of MDFC or any Guarantor (including without limitation, MDHC and its members), as such, will have any liability for any obligations of MDFC or the Guarantors under the notes, the indenture, the Note Guarantees, the Security Documents, the Intercreditor Agreement or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

MDFC may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:

(1) the rights of Holders of outstanding notes to receive payments solely in respect of the principal of, or interest, Additional Interest or premium, if any, on such notes when such payments are due from the trust referred to below;

(2) MDFC’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and MDFC’s and the Guarantors’ obligations in connection therewith; and

(4) the Legal Defeasance provisions of the indenture.

In addition, MDFC may, at its option and at any time, elect to have the obligations of MDFC and the Guarantors released with respect to certain covenants that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events with respect to MDFC) described under “—Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) MDFC must irrevocably deposit with the trustee, in trust, for the benefit of the Holders of the notes, cash in U.S. dollars, non-callable U.S. Government Obligations, or a combination of cash in U.S. dollars and non-callable U.S. Government Obligations, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest, Additional Interest and premium, if any, on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and MDFC must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, MDFC has delivered to the trustee an Opinion of Counsel reasonably acceptable to the trustee confirming that:

(a) MDFC has received from, or there has been published by, the Internal Revenue Service a ruling; or

(b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel will confirm that, the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, MDFC has delivered to the trustee an Opinion of Counsel reasonably acceptable to the trustee confirming that the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which MDFC or any of the Guarantors is a party or by which MDFC or any of the Guarantors is bound;

(6) MDFC must deliver to the trustee an Officers’ Certificate stating that the deposit was not made by MDFC with the intent of preferring the Holders of notes over the other creditors of MDFC with the intent of defeating, hindering, delaying or defrauding creditors of MDFC or others; and

(7) MDFC must deliver to the trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance, as applicable, have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture, the notes or the Note Guarantees may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the indenture, the notes or the Note Guarantees, may be waived with the consent of the Holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each Holder of notes affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting Holder):

(1) reduce the principal amount of notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the rate of or change the time for payment of interest on any note;

(3) reduce the principal of or change the stated maturity of any note, reduce the premium payable upon the redemption of any note, waive a redemption payment with respect to any note or change the time at which a note may be redeemed (other than provisions relating to the covenants described above under the caption “—Repurchase at the Option of Holders”);

(4) impair the right of any Holder to receive payment of principal of, or interest, premium or Additional Interest, if any, on the notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s notes (except a rescission of acceleration of the notes by the Holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in money other than that stated in the notes;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults; or

(7) make any change in the preceding amendment and waiver provisions.

In addition, any amendment which releases MDDC (or any successor or assignee of MDDC that owns Borgata) from its obligations under any Note Guarantee (except as specified in the Guaranty release provisions contained in the indenture prior to any such amendment) or the Security Documents, such that the effect thereof would be a release of Borgata, will require the consent of the Holders of at least 66 2/3% in aggregate principal amount of the notes then outstanding.

Notwithstanding the preceding, without the consent of any Holder of notes, MDFC, the Guarantors and the trustee may amend or supplement the indenture, the notes or the Note Guarantees to, among other things:

(1) cure any ambiguity, defect, mistake, omission or inconsistency;

(2) provide for the assumption of MDFC’s or a Guarantor’s obligations to Holders of notes and Note Guarantees, as applicable, in the case of a merger or consolidation or sale of all or substantially all of MDFC’s or such Guarantor’s assets, pursuant to “—Certain Covenants—Merger, Consolidation and Sale of Assets—MDDC and MDFC” or pursuant to “—Certain Covenants —Merger, Consolidation and Sale of Assets—Other Guarantors; Release of Guarantees”;

(3) provide for uncertificated notes in addition to or in place of certificated notes;

(4) add any Note Guarantees with respect to the notes and to release such Note Guarantees when required by the terms of the indenture;

(5) provide for the release or addition of Collateral in accordance with the terms of the indenture, the Security Documents and the Intercreditor Agreement;

(6) add to the covenants of MDFC or any Guarantor for the benefit of the Holders of the notes or to surrender any right or power conferred upon MDFC or any Guarantor;

(7) make any change that would provide any additional rights or benefits to the Holders of notes or that does not adversely affect the legal rights under the indenture of any such Holder of notes;

(8) comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the TIA;

(9) conform the text of the indenture, the notes, the Security Documents, the Intercreditor Agreement or the Note Guarantees to any provision of the description of notes contained in the original offering memorandum for the old notes to the extent that such provision in the description of notes contained therein was intended to be a verbatim recitation of a provision of the indenture, the notes, the Security Documents, the Intercreditor Agreement or the Note Guarantee;

(10) provide for the issuance of additional notes in accordance with the limitations set forth in the indenture on the Issue Date; and

(11) remove redemption provisions included in any additional notes that are no longer in effect.

The consent of the Holders of the notes is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

In addition, without the consent of any Holder of notes, the trustee may enter into a new intercreditor agreement or amend the Intercreditor Agreement to provide for additional Pari Passu Secured Obligations in accordance with the terms of the indenture and the Intercreditor Agreement.

After an amendment of the indenture becomes effective, MDFC is required to mail to the Holders of notes affected thereby a notice briefly describing such amendment. However, the failure to give such notice to all Holders of notes, or any defect therein, will not impair or affect the validity of the amendment.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1) either:

(a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to MDFC, have been delivered to the trustee for cancellation; or

(b) all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and MDFC or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable U.S. Government Obligations, or a combination of cash in U.S. dollars and non-callable U.S. Government Obligations, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the trustee for cancellation for principal, premium, if any, and accrued interest and Additional Interest, if any, to the date of maturity or redemption;

(2) MDFC or any Guarantor has paid or caused to be paid all other sums payable by it under the indenture;

(3) other than with respect to a discharge when the notes have become due and payable, no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which MDFC or any Guarantor is a party or by which MDFC or any Guarantor is bound; and

(4) MDFC has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, MDFC must deliver an Officers’ Certificate and an Opinion of Counsel to the trustee stating that all conditions precedent to satisfaction and discharge of the indenture have been satisfied. Upon any satisfaction and discharge, the trustee shall notify the Collateral Agent that it no longer claims any security interest in the Collateral.

Concerning the Trustee

If the trustee becomes a creditor of MDFC or any Guarantor, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any Holder of notes, unless such Holder has offered to the trustee security and indemnity satisfactory to it in its sole discretion against any loss, liability or expense caused by taking or not taking any such action.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture without charge by writing to Marina District Development Company, LLC, One Borgata Way, Atlantic City, NJ 08401, Attention: Hugh Turner, Vice President of Finance.

Book-Entry, Delivery and Form

The exchange notes will be issued in the form of one or more notes in global form without interest coupons (the “Global Notes”) registered in the name of The Depository Trust Company (“DTC”) or its nominee, who will be the Global Notes holder.

Upon the issuance of a Global Note, DTC or its nominee will credit the accounts of Persons holding through it with the respective principal amounts of the notes represented by such Global Note. Ownership of beneficial interests in a Global Note will be limited to Persons that have accounts with DTC (“Participants”) or Persons that may hold interests through Participants. The notes will be issued in registered, global form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interest in the Global Notes may not be exchanged for definitive notes in registered certificated form (“Certificated Notes”) except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.” Except in limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of notes in certificated form. In addition, transfers of beneficial interest in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct and indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

So long as the holder of a Global Note is the registered owner of any notes, the holder of such Global Note will be considered the sole holder under the indenture of any notes evidenced by the Global Notes. Beneficial owners of notes evidenced by the Global Notes will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the trustee thereunder. Neither MDFC nor the trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC relating to the notes.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. MDFC takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters. However, MDFC will remain responsible for any actions DTC, Euroclear and Clearstream and their respective participants take in accordance with instructions provided by MDFC.

DTC has advised MDFC that DTC is a limited-purpose trust company created to hold securities for the Participants and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised MDFC that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the exchange agent with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors who are Participants in DTC’s system may hold their interests therein directly through DTC. Investors who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants in such system. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Payments in respect of the principal of, and interest, Additional Interest and premium, if any, on, a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the indenture. Under the terms of the indenture, MDFC and the trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither MDFC, the trustee nor any agent of MDFC or the trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised MDFC that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or MDFC. Neither MDFC nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the notes, and MDFC and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised MDFC that it will take any action permitted to be taken by a Holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC, Euroclear and Clearstream each reserves the right to exchange the Global Notes for legended notes, as applicable, in certificated form, and to distribute such notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither MDFC nor the trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for Certificated Notes if:

(1) MDFC delivers to the trustee notice from DTC that (a) it is unwilling or unable to continue as depositary for the Global Notes or (b) it has ceased to be a clearing agency registered under the Exchange Act and, in either case, MDFC fails to appoint a successor depositary; or

(2) there has occurred and is continuing an Event of Default with respect to the notes;

then, upon surrender by a holder of its Global Note, notes in such form will be issued to each Person that the Holder of the Global Note and DTC identify as being the beneficial owner of the related notes. In addition, beneficial interests in Global Notes may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interest in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Neither MDFC nor the trustee will be liable for any delay by the Global Note holder or DTC in identifying the beneficial owners of notes and MDFC and the trustee may conclusively rely on, and will be protected in relying on, instructions from the holder of the Global Note or DTC for all purposes.

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor complies with the applicable provisions in the indenture.

Same-Day Settlement and Payment

MDFC will make, or cause to be made, payments in respect of the notes represented by the Global Notes (including principal, premium, if any, and interest and Additional Interest, if any) by wire transfer of immediately available funds to the accounts specified by the holder of the Global Note. MDFC will make all payments of principal, interest and premium, if any, with respect to Certificated Notes, by mailing a check to each such holder’s registered address. The notes represented by the Global Notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised MDFC that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Governing Law

The indenture provides that it and the notes are governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Additional Assets” means:

(1) any Property (other than cash, cash equivalents or securities) to be owned by MDDC or any of its Restricted Subsidiaries and used in a Related Business,

(2) the costs of improving, restoring, replacing or developing any Property owned by MDDC or any of its Restricted Subsidiaries which is used in a Related Business or

(3) Investments in any other Person engaged primarily in a Related Business (including the acquisition from third parties of Capital Stock of such Person) as a result of which such other Person becomes a Restricted Subsidiary.

“Additional Interest” means all amounts, if any, payable (i) pursuant to the provisions relating to additional interest described above under the heading “—Events of Default and Remedies” as the sole remedy for an Event of Default relating to the failure to comply with the reporting obligations described above under the heading

“Reports,” and for any failure to comply with the requirements of Section 314(a) of the TIA and/or (ii) pursuant to the provisions relating to additional interest provided for in the registration rights agreement in the event of a Registration Default, as described under the heading “The Exchange Offer—Additional Interest.”

“Affiliate” means, with respect to any Person, a Person

(1) which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such Person,

(2) which directly or indirectly through one or more intermediaries beneficially owns or holds 10% or more of any class of the Voting Stock of such Person (or a 10% or greater equity interest in a Person which is not a corporation) or

(3) of which 10% or more of any class of the Voting Stock (or, in the case of a Person which is not a corporation, 10% or more of the equity interest) is beneficially owned or held directly or indirectly through one or more intermediaries by such Person.

The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Applicable Premium” means, with respect to any note on any redemption date, the greater of:

(1) 1.0% of the principal amount of the note; or

(2) the excess of:

(a) the present value at such redemption date of (i) the redemption price, as applicable, of (x) the 2015 notes at October 15, 2013 or (y) the 2018 notes at August 15, 2014, (such redemption prices being set forth in the table appearing above under the caption “—Optional Redemption”) plus (ii) all required interest payments due, as applicable, on (x) the 2015 notes through October 15, 2013 or (y) the 2018 notes through August 15, 2014 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b) the principal amount of the note, if greater.

“Asset Sale” means the sale, conveyance, transfer, lease or other disposition, whether in a single transaction or a series of related transactions (including, without limitation, dispositions pursuant to Sale/Leaseback Transactions or pursuant to the merger of MDDC or any of its Restricted Subsidiaries with or into any person other than MDDC or one of its Restricted Subsidiaries), by MDDC or one of its Restricted Subsidiaries to any Person other than MDDC or one of its Restricted Subsidiaries of:

(1) any of the Capital Stock or other ownership interests of any Subsidiary of MDDC or

(2) any other Property of MDDC or any Property of its Restricted Subsidiaries, in each case not in the ordinary course of business of MDDC or such Restricted Subsidiary.

Notwithstanding the foregoing, the following items will not be deemed to be Asset Sales:

(A) any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $20.0 million;

(B) any issuance or other such disposition of Capital Stock or other ownership interests of any Restricted Subsidiary to MDDC or another Restricted Subsidiary;

(C) any such disposition of Property between or among MDDC or any of its Restricted Subsidiaries;

(D) the sale or other disposition of cash or Temporary Cash Investments;

(E) any exchange of like Property pursuant to Section 1031 of the Internal Revenue Code of 1986, as amended, for use in a Related Business;

(F) a Restricted Payment or Permitted Investment that is permitted by the covenant described above under the caption “—Certain Covenants—Limitation on Restricted Payments”;

(G) the disposition of all or substantially all of the assets of MDDC or MDFC in a manner permitted pursuant to the provisions described under “—Certain Covenants—Merger, Consolidation and Sale of Assets—MDDC and MDFC” or any disposition that constitutes a Change of Control;

(H) any grant of a non-exclusive license of trademarks, know-how, patents and any other intellectual property or intellectual property rights;

(I) dispositions that occur in the ordinary course of MDDC’s or a Restricted Subsidiary’s business in connection with Permitted Liens;

(J) any sale of inventory or other assets or any disposition of any obsolete, damaged or worn out property or equipment;

(K) the disposition of receivables in connection with the compromise, settlement or collection thereof; and

(L) any surrender or waiver of contract rights or the settlement, release, recovery on or surrender of contract, tort or other claims of any kind that occur in the ordinary course of MDDC’s or any Restricted Subsidiary’s business.

“Attributable Indebtedness” means Indebtedness deemed to be Incurred in respect of a Sale/Leaseback Transaction and shall be, at the date of determination, the present value (discounted at the actual rate of interest implicit in such transaction, compounded annually), of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

“Board of Directors” means, as to any Person, the board of directors or managers, or with respect to any joint venture, the managing venturer or such other Persons required to approve the applicable action under the joint venture agreement, as applicable, of such Person, or any committee thereof duly authorized to act on behalf of such Board.

“Board Resolution” means, as to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors, to be in full force and effect on the date of such certification and delivered to the trustee.

“Boyd” means Boyd Gaming Corporation, a Nevada corporation.

“Capital Lease Obligations” means Indebtedness represented by obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP and the amount of such Indebtedness shall be the capitalized amount of such obligations determined in accordance with GAAP. For purposes of “—Certain Covenants—Limitation on Liens,” Capital Lease Obligations shall be deemed secured by a Lien on the Property being leased.

“Capital Stock” means, with respect to any Person, any and all shares or other equivalents (however designated) of corporate stock, partnership interests, limited liability company interests or any other participation, right, warrants, options or other interest in the nature of an equity interest in such Person, but excluding any debt security convertible or exchangeable into such equity interest.

A “Change of Control” shall be deemed to occur if:

(1) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, but excluding any employee benefit plan of such person or its subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person or group shall be deemed to have “beneficial ownership” of all securities that such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of a greater percentage of the Capital Stock of MDHC than the percentage of such Capital Stock held by Boyd directly or through one or more Subsidiaries;

(2) the failure of Boyd to own, directly or through one or more Subsidiaries, free and clear of all Liens, at least 30% of the Capital Stock of MDHC;

(3) Boyd, acting directly or through one or more Subsidiaries, shall cease to be the manager of Borgata;

(4) the failure of MDHC to directly own, free and clear of all Liens, all of the Capital Stock of MDDC or otherwise have the ability to elect the Board of Directors of MDDC; or

(5) the failure of MDDC to directly own, free and clear of all Liens, all of the Capital Stock of MDFC or otherwise have the ability to elect all of the members of the Board of Directors of MDFC.

“Change of Control Time” means the earlier of the public announcement of (x) a Change of Control or (y) (if applicable) our intention to effect a Change of Control.

“Change of Control Triggering Event” means both a Change of Control and a Rating Decline with respect to the notes; provided, however, that a Change of Control Triggering Event shall not be deemed to have occurred if (i) at the Change of Control Time the notes have Investment Grade Status and (ii) MDFC effects defeasance of the notes pursuant to the provisions of the indenture prior to a Rating Decline.

“Consolidated EBITDA” means, with respect to any Person, for any period, without duplication, the sum of:

(1) Consolidated Net Income of such Person and its Restricted Subsidiaries for such period; and

(2) to the extent Consolidated Net Income of such Person and its Restricted Subsidiaries for such period has been reduced thereby: (a) Consolidated Fixed Charges, (b) provisions for taxes based on income, (c) Permitted Tax Distributions, (d) consolidated depreciation expense, (e) consolidated amortization expense, (f) all preopening expenses paid or accrued and (g) other noncash items reducing Consolidated Net Income, minus other noncash items increasing Consolidated Net Income of such Person and its Restricted Subsidiaries for such period;

all as determined on a consolidated basis in conformity with GAAP.

“Consolidated Fixed Charge Coverage Ratio” means, with respect to any Person, the ratio of Consolidated EBITDA of such Person and its Restricted Subsidiaries during the Reference Period to the aggregate amount of Consolidated Fixed Charges of such Person and its Restricted Subsidiaries during the Reference Period.

“Consolidated Fixed Charges” means, with respect to any Person for any period, the total interest expense of such Person and its Restricted Subsidiaries including:

(1) the interest component of Capital Lease Obligations, which shall be deemed to accrue at an interest rate reasonably determined by MDFC to be the rate of interest implicit in such Capital Lease Obligations,

(2) amortization of Indebtedness discount and commissions, discounts and other similar fees and charges owed with respect to Indebtedness,

(3) noncash interest payments,

(4) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing,

(5) net costs pursuant to Interest Rate Agreements,

(6) dividends on all Preferred Stock of Restricted Subsidiaries held by Persons other than MDDC or a Restricted Subsidiary,

(7) interest attributable to the Indebtedness of any other Person for which MDDC or any Restricted Subsidiary is responsible or liable as obligor, guarantor or otherwise, and

(8) any dividend or distribution, whether in cash, Property or securities, on Disqualified Stock of MDFC;

minus interest income during such period.

For the avoidance of doubt and consistent with GAAP, Consolidated Fixed Charges shall not include any capitalized interest.

“Consolidated Net Income” means, with respect to any Person for any period, the net income (loss) of such Person and any of its Subsidiaries determined in accordance with GAAP minus an amount equal to the amount of Permitted Tax Distributions made to any equity holder of such Person in respect of such period (as though such amounts had been paid as income taxes directly by such Person for such period); provided, however, that the following items shall be excluded from the computation of Consolidated Net Income:

(1) any net income (loss) of any Subsidiary if such Subsidiary is not a Restricted Subsidiary, except that, subject to the limitations contained in (4) below,

(A) the net income (or, if applicable, such Person’s equity in the net income) of any such Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash and the Fair Market Value of non-cash Property actually distributed by such Subsidiary during such period to such Person or one of its Restricted Subsidiaries as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (3) below) and

(B) such Person’s equity in a net loss of any such Subsidiary (other than an Unrestricted Subsidiary) for such period shall be included in determining such Consolidated Net Income;

(2) any net income (loss) of any Person acquired by such Person or one of its Subsidiaries in a pooling of interests transaction for any period prior to the date of such acquisition;

(3) any net income (loss) of any Restricted Subsidiary of such Person if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to such Person, except that:

(A) subject to the limitations contained in (4) below, such Person’s equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to such Person or another Restricted Subsidiary of such Person as a dividend (subject, in the case of a dividend to another Restricted Subsidiary of such Person, to the limitation contained in this clause), and

(B) such Person’s equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

(4) any gain or loss realized upon the sale or other disposition of any Property of such Person or its consolidated Subsidiaries (including pursuant to any Sale/Leaseback Transaction) which is not sold or otherwise disposed of in the ordinary course of business and any gain or loss realized upon the sale or other disposition of any Capital Stock of any Person;

(5) items classified as extraordinary or any non-cash item classified as nonrecurring;

(6) any non-cash charges related to fair value adjustments; and

(7) the cumulative effect of a change in accounting principles.

“Consolidated Net Tangible Assets” of any Person as of any date means the total assets of such Person and its Restricted Subsidiaries as of the most recent fiscal quarter end for which a consolidated balance sheet of such Person and its Restricted Subsidiaries is available, minus all current liabilities of such Person and its Restricted Subsidiaries reflected on such balance sheet other than the current portion of long-term debt, minus total goodwill and other intangible assets of such Person and its Restricted Subsidiaries reflected on such balance sheet, all calculated on a consolidated basis in accordance with GAAP. Notwithstanding the foregoing, Consolidated Net Tangible Assets shall be reduced by the current portion of any long-term debt that is past due or that has been reclassified as a current liability in accordance with GAAP as a result of an event of default.

“Core Business” means (a) the gaming, card club, racing, sports, entertainment, leisure, spa, amusement, lodging, restaurant, retail operations, service station operations, riverboat operations, real estate development and all other businesses and activities necessary for or reasonably related or incident thereto, including, without limitation, related acquisition, construction, development or operation of related transportation, retail and other facilities designed to enhance any of the foregoing and (b) any of the types of preexisting businesses being operated on land acquired (whether by purchase, lease or otherwise) by MDDC or any of its Restricted Subsidiaries, or similar types of businesses conducted by MDDC or such Restricted Subsidiary after such acquisition of land, and all other businesses and activities necessary for or reasonably related or incident thereto, provided that such land was acquired by MDDC or such Restricted Subsidiary for the purpose, determined in good faith by MDFC, of ultimately conducting a business or activity described in clause (a) above at some time in the future.

“Credit Facility” means (i) the new payment priority secured revolving credit facility, dated as of August 6, 2010, among MDFC, MDDC, the financial institutions named therein, and Wells Fargo Bank, National Association, as administrative agent and Collateral Agent, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof and (ii) whether or not the new payment priority secured revolving credit facility referred to in clause (i) remains outstanding, if designated by the Issuer to be included in the definition of “Credit Facility,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Disqualified Stock” of a Person means any Capital Stock of such Person:

(1) that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or otherwise

(A) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise,

(B) is or may become redeemable or repurchaseable at the option of the holder thereof, in whole or in part, or

(C) is convertible or exchangeable or exercisable for Indebtedness; and

(2) as to which the maturity, mandatory redemption, conversion or exchange or redemption at the option of the holder thereof occurs, or may occur,

in the case of each of clauses (1) or (2) on or prior to the first anniversary of the Stated Maturity of the 2015 notes as long as any such notes are outstanding, and the Stated Maturity of the 2018 notes if none of the 2015 notes are outstanding; provided, however, that such Capital Stock of MDDC or any of its Subsidiaries shall not constitute Disqualified Stock if it is redeemable prior to the first anniversary of such Stated Maturity of the applicable notes only if:

(A) the holder or a beneficial owner of such Capital Stock is required to qualify under the Gaming Laws and does not so qualify, or

(B) the Board of Directors determines in its reasonable, good faith judgment, as evidenced by a Board Resolution, that as a result of a holder or beneficial owner owning such Capital Stock, MDDC or any of its Subsidiaries has lost or may lose any Gaming License, which if lost or not reinstated, as the case may be, would have a material adverse effect on the business of MDDC and its Subsidiaries, taken as a whole, or would restrict the ability of MDDC or any of its Subsidiaries to conduct business in any gaming jurisdiction.

“Event of Loss” means, with respect to any Property with a Fair Market Value of $20.0 million or more, any loss, destruction or damage of such Property, or any condemnation, seizure or taking, by exercise of the power of eminent domain or otherwise, of such Property, or confiscation or requisition of the use of such Property.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fair Market Value” means with respect to any Property, the price which could be negotiated in an arm’s-length free market transaction, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value will be determined, except as otherwise provided:

(1) if such Property has a Fair Market Value of less than or equal to $10.0 million, by any Officer of MDFC; or

(2) if such Property has a Fair Market Value in excess of $10.0 million, by a majority of the Board of Directors of MDFC and evidenced by a Board Resolution, dated within 30 days of the relevant transaction (or the date of the written agreement with respect to such transaction), delivered to the trustee.

“First Lien Obligations” means Priority Payment Secured Obligations and Pari Passu Secured Obligations, including the obligations under the notes and the indenture.

“GAAP” means accounting principles generally accepted in the United States of America in effect on the date of the indenture.

“Gaming Authority” means any of the NJCCC, the NJDGE, the New Jersey Casino Reinvestment Development Authority, and any other agency (including, without limitation, any agency established by a federally-recognized Indian tribe to regulate gaming on such tribe’s reservation) which has, or may at any time after the date of the indenture have, jurisdiction over the gaming activities of MDDC or any of its Subsidiaries or any successor to such authority.

“Gaming Facility” means any gaming or pari-mutuel wagering establishment and other Property or assets directly ancillary thereto or used in connection therewith, including any building, restaurant, hotel, theater, parking facilities, retail shops, spa, land, golf courses and other recreation and entertainment facilities, vessel, barge, ship and equipment or 100% of the equity interest of a Person the primary business of which is ownership and operation of any of the foregoing.

“Gaming Laws” means the gaming laws of the State of New Jersey and any other jurisdiction or jurisdictions to which MDDC or any of its Subsidiaries is, or may at any time after the date of the indenture be, subject.

“Gaming License” means any license, permit, franchise or other authorization from the State of New Jersey and any other governmental authority required on the date of the indenture or at any time thereafter to own, lease, operate or otherwise conduct the gaming business of MDDC and its Subsidiaries, including all licenses granted under Gaming Laws and other Legal Requirements.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such first Person:

(1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise) or

(2) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantors” means MDDC and any Subsidiary of MDDC (other than MDFC) that executes a Note Guarantee in accordance with the provisions of the indenture, and their respective successors and assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of the indenture; provided that in no event shall MDDC cease to be a Guarantor except in connection with a merger, consolidation or sale of assets permitted by the indenture.

“Immaterial Subsidiary” means any Restricted Subsidiary (other than MDFC) designated by MDDC as an Immaterial Subsidiary; provided that all such designated Restricted Subsidiaries may not in the aggregate at any time have total assets (calculated in accordance with GAAP) constituting in excess of 2.5% of MDDC’s Consolidated Net Tangible Assets based on MDDC’s most recent internal financial statements.

“Incur” means, with respect to any Indebtedness or other obligation of any Person to create, issue, incur (by conversion, exchange or otherwise), extend, assume, Guarantee or become liable, in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or obligation on the consolidated balance sheet of such Person including by merger or operation of law (and “Incurrence,” “Incurred,” “Incurrable” and “Incurring” shall have meanings correlative to the foregoing). The accrual of interest, the accretion or amortization of original issue discount and the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms shall not be deemed the Incurrence of Indebtedness under the covenant described above under the caption “—Certain Covenants—Limitation on Indebtedness” so long the amount thereof is included in the computation of “Consolidated Fixed Charges” as accrued.

“Indebtedness” means (without duplication), with respect to any Person, any indebtedness, secured or unsecured, contingent or otherwise, which is for borrowed money (whether or not the recourse of the lender is to the whole of the Property of such Person or only to a portion thereof), or the principal amount of such indebtedness evidenced by bonds, notes, debentures or similar instruments or representing the balance deferred and unpaid of the purchase price of any property (excluding any balances that constitute customer advance payments and deposits, accounts payable or trade payables, and other accrued liabilities arising in the ordinary course of business) if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, and shall also include, to the extent not otherwise included:

(1) any Capital Lease Obligations;

(2) Indebtedness of other Persons secured by a Lien to which the Property owned or held by such Person is subject, whether or not the obligation or obligations secured thereby shall have been assumed (the amount of such Indebtedness being deemed to be the lesser of the value of such Property or the amount of the Indebtedness so secured);

(3) Guarantees of Indebtedness of other Persons;

(4) any Disqualified Stock;

(5) any Attributable Indebtedness;

(6) all obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments or credit transactions issued for the account of such Person (including reimbursement obligations with respect thereto), other than obligations with respect to letters of credit securing obligations (other than obligations described in this definition) of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third business day following receipt by such Person of a demand for reimbursement following payment on the letter of credit;

(7) in the case of MDFC, Preferred Stock of its Restricted Subsidiaries, and in the case of MDDC, Preferred Stock of its Restricted Subsidiaries (other than MDFC); and

(8) net obligations pursuant to any Interest Rate Agreement.

Notwithstanding the foregoing, Indebtedness shall not include any interest or accrued interest until due and payable. For purposes of this definition, the maximum fixed repurchase price of any Disqualified Stock or Preferred Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock as if such Disqualified Stock or Preferred Stock were repurchased on any date on which Indebtedness shall be required to be determined pursuant to the indenture; provided, however, that if such Disqualified Stock or Preferred Stock is not then permitted to be repurchased, the repurchase price shall be the book value of such Disqualified Stock or Preferred Stock. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability of any other obligations described in clauses (1) through (8) above in respect thereof at such date.

“Interest Rate Agreement” means, for any Person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement or arrangement.

“Investment” by any Person means any direct or indirect loan, advance or other extension of credit or capital contribution (by means of transfers of cash or other Property to others or payments for Property or services for the account or use of others), in connection with the performance of obligations under any completion guaranty or otherwise, to, or Incurrence of a Guarantee of any obligation of, or purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidence of Indebtedness issued by, any other Person, including the designation by the Board of Directors of a Person to be an Unrestricted Subsidiary, together with all items that are or would be classified as Investments on a balance sheet prepared in accordance with GAAP. The amount of any Investment shall be the original cost of such Investment, plus the cost of all additions thereto, and minus the amount of any portion of such Investment repaid to the Person making such Investment in cash as a repayment of principal or a return of capital, as the case may be, but without any other adjustments for increases or decreases in value, write-ups, write-downs or write-offs with respect to such Investment. In determining the amount of any Investment in respect of any Property other than cash, such Property shall be valued at its Fair Market Value at the time of such Investment.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s (or any successor to the rating agency business thereof) and BBB- (or the equivalent) by S&P (or any successor to the rating agency business thereof).

“Investment Grade Status” means any time at which the ratings of the notes by each of Moody’s (or any successor to the rating agency business thereof) and S&P (or any successor to the rating agency business thereof) are Investment Grade Ratings.

“Issue Date” means August 6, 2010.

“Legal Requirements” means all laws, statutes and ordinances and all rules, orders, rulings, regulations, directives, decrees, injunctions and requirements of all governmental authorities, that are now or may hereafter be in existence, and that may be applicable to MDDC, MDFC or any Subsidiary or Affiliate thereof or the trustee (including building codes, zoning and environmental laws, regulations and ordinances and Gaming Laws), as modified by any variances, special use permits, waivers, exceptions or other exemptions which may from time to time be applicable.

“Lien” means with respect to any Property of any Person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement, encumbrance, preference, priority, or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such Property (including any Capital Lease Obligation, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing). Any Sale/Leaseback Transaction shall be deemed to constitute a Lien on the Property which is the subject of such Sale/Leaseback Transaction securing the Attributable Indebtedness represented thereby.

“Material Leasehold Interests” means any real property leased by MDFC or any Guarantor that is necessary to conduct the core business at Borgata, as determined by the Board of Directors in good faith. For the avoidance of doubt, the Surface Parking Lot Ground Lease shall not constitute a Material Leasehold Interest.

“Material Real Property” means any real property owned by MDFC or any Guarantor in fee simple with a cost in excess of $10.0 million (provided that such $10.0 million threshold shall not be applicable in the case of Real Property that is integrally related to the ownership or operation of Borgata or otherwise necessary for Real Property that constitutes Collateral to be in compliance with all requirements of law applicable to such Real Property).

“Material Subsidiary” means any Restricted Subsidiary of MDDC that (1) was formed under the laws of the United States or any state of the United States or the District of Columbia, other than an Immaterial Subsidiary, or (2) that guarantees or otherwise provides direct credit support for any Indebtedness of MDDC.

“MDHC” means Marina District Development Holding Co., LLC, a New Jersey limited liability company, and its successors.

“Moody’s” means Moody’s Investors Service, Inc.

“Net Cash Proceeds” with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale, net of attorney’s fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Net Proceeds” from any Asset Sale or Event of Loss by any Person or its Restricted Subsidiaries means cash and cash equivalents received in respect of the Property sold or with respect to which an Event of Loss occurred, excluding business interruption or delay in completion insurance proceeds, and net of:

(1) all reasonable out-of-pocket expenses of such Person or such Restricted Subsidiary incurred in connection with such Asset Sale or Event of Loss, including, without limitation, all legal, title and recording tax expenses, commissions and fees and expenses incurred (but excluding any finder’s fee or broker’s fee payable to any Affiliate of such Person) and all Federal, state, provincial, foreign and local taxes arising in connection with such Asset Sale or Event of Loss that are paid or required to be accrued as a liability under GAAP by such Person or its Restricted Subsidiaries,

(2) all payments made by such Person or its Restricted Subsidiaries on any Priority Payment Secured Obligations or any Indebtedness which is secured by such Property in accordance with the terms of any Lien ranking senior in priority to the Lien securing the notes upon or with respect to such Property or which must, by the terms of such Lien, or in order to obtain a necessary consent to such Asset Sale or by applicable law, be repaid out of the proceeds from such Asset Sale or Event of Loss, and

(3) all contractually required distributions and other payments made to minority interest holders (but excluding distributions and payments to Affiliates of such Person) in Restricted Subsidiaries of such Person as a result of such Asset Sale or Event of Loss; provided, however, that, in the event that any consideration for an Asset Sale or Event of Loss (which would otherwise constitute Net Proceeds) is required to be held in escrow pending determination of whether a purchase price adjustment will be made, such consideration (or any portion thereof) shall become Net Proceeds only at such time as it is released to such Person or its Restricted Subsidiaries from escrow; and provided, further, that any noncash consideration received in connection with an Asset Sale or Event of Loss which is subsequently converted to cash shall be deemed to be Net Proceeds at and from the time of such conversion.

“Non-Recourse Indebtedness” means Indebtedness of a Person to the extent that under the terms thereof or pursuant to applicable law:

(1) no personal recourse shall be had against such Person for the payment of the principal of or interest or premium, if any, on such Indebtedness, and

(2) enforcement of obligations on such Indebtedness is limited only to recourse against interests in Property purchased with the proceeds of the Incurrence of such Indebtedness and as to which neither MDDC nor any of its Restricted Subsidiaries provides any credit support or is liable.

“Note Guarantee” means the Guarantee by each Guarantor of MDFC’s obligations under the indenture and the notes, executed pursuant to the provisions of the indenture.

“Officer” means, with respect to any Person, the Chief Executive Officer, President, Treasurer, any Executive Vice President, Senior Vice President or any Vice President of such Person.

“Officers’ Certificate” means, with respect to any Person, a certificate signed by two Officers, at least one of whom shall be the principal executive officer, principal accounting officer or principal financial officer of such Person.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the trustee. The counsel may be an employee of or counsel to MDFC, MDDC or the trustee.

“Pari Passu Indebtedness” means:

(1) with respect to MDFC, any Indebtedness which ranks pari passu in right of payment with the notes; and

(2) with respect to any Guarantor, any Indebtedness which ranks pari passu in right of payment with such Guarantor’s Note Guarantee.

The determination of whether any Indebtedness ranks pari passu in right of payment shall not take into account whether or not such Indebtedness is secured by any collateral.

“Pari Passu Secured Obligations” means (1) the obligations under the notes and the indenture, (2) any Indebtedness incurred pursuant to a Credit Facility pursuant to clause (3)(ii) of the second paragraph of the covenant captioned “—Certain Covenants—Limitation on Indebtedness”, and (3) any Permitted Refinancing Indebtedness that refinances all or any portion of the notes.

“Permitted FF&E Financing” means Indebtedness of MDDC or any of its Restricted Subsidiaries that is Incurred to finance the acquisition or lease after the date of the indenture of newly acquired or leased furniture, fixtures or equipment (“FF&E”) used directly in the operation of Borgata and secured by a Lien on such FF&E in an amount not to exceed 100% of the cost of the FF&E so purchased or leased.

“Permitted Investment” means an Investment by MDDC or any of its Restricted Subsidiaries in:

(1) a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Related Business;

(2) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, MDDC or any of its Restricted Subsidiaries; provided, however, that such Person’s primary business is a Related Business;

(3) Temporary Cash Investments;

(4) receivables owing to MDDC or any of its Restricted Subsidiaries, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms, including without limitation credit extended to customers; provided, however, that such trade terms may include such concessionary trade terms as MDDC or any such Restricted Subsidiary deems reasonable under the circumstances;

(5) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6) loans or advances to employees made in the ordinary course of business consistent with past practices of MDDC or such Restricted Subsidiary, as the case may be;

(7) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to MDDC or any of its Restricted Subsidiaries or in satisfaction of judgments;

(8) any Investment required by a Gaming Authority or made in lieu of payment of a tax or in consideration of a reduction in tax;

(9) Investments in Atlantic City Express Service, LLC pursuant to the agreement in effect on the Issue Date and any amendment or modification thereto that is not materially adverse to the interests of the noteholders;

(10) any Investment existing on, or made pursuant to binding commitments existing on, the Issue Date or an Investment consisting of any extension, modification or renewal of any Investment existing on the Issue Date so long as such extension, modification or renewal does not increase the Investment as in effect at the Issue Date or is not materially adverse to the interests of the noteholders;

(11) securities received pursuant to clause (2) of the first paragraph under the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales; Event of Loss”;

(12) Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons; and

(13) Investments consisting of or to finance purchases and acquisitions of inventory, supplies, materials, services or equipment or purchases of contract rights or licenses or leases of intellectual property.

“Permitted Liens” means, with respect to any Person:

(1) (A) Liens securing Indebtedness and other obligations under the Credit Facility of MDFC or any Guarantor incurred pursuant to clause (3)(i) of the second paragraph of the covenant captioned “—Certain Covenants—Limitation on Indebtedness,” provided that such liens are subject to the Intercreditor Agreement and (B) Liens securing an additional amount of Indebtedness and other obligations under the Credit Facility that does not exceed the amount permitted to be incurred pursuant to clause (3)(ii) of the second paragraph of the covenant captioned “—Certain Covenants—Limitation on Indebtedness;”

(2) Liens created for the benefit of (or to secure) the notes or the Note Guarantee (but not any additional notes);

(3) Liens for taxes, assessments or governmental charges or levies (including Liens in favor of a Gaming Authority) if the same shall not at the time be delinquent for a period of more than 30 days or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings;

(4) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens and other similar Liens, that secure payment of obligations arising in the ordinary course of business;

(5) Liens in favor of issuers of performance bonds and surety bonds obtained in the ordinary course of business;

(6) other Liens incidental to the conduct of its business or the ownership of its Properties which were not created in connection with the Incurrence of Indebtedness or the obtaining of advances or credit and which do not in the aggregate materially detract from the value of its Properties or materially impair the use thereof in the operation of its business, including without limitation, leases, subleases, licenses and sublicenses;

(7) Liens arising from UCC financing statements regarding operating leases;

(8) pledges or deposits under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure tax, public or statutory obligations of such Person, or deposits for the payment of rent, or deposits to secure liability to insurance carriers, in each case Incurred in the ordinary course of business;

(9) minor survey exceptions, utility easements or reservations, building or zoning restrictions and such other encumbrances or charges against real property as are of a nature generally existing with respect to properties of a similar character and do not materially detract from the value of such Property;

(10) Liens existing on the Issue Date (other than Liens securing Indebtedness);

(11) Liens securing obligations to the trustee pursuant to the compensation and indemnity provisions of the indenture;

(12) Liens (including extensions and renewals thereof) upon real or tangible personal property acquired by that Person after the date of the indenture; provided that

(A) any such Lien is created solely for the purpose of securing Indebtedness representing, or incurred to finance, refinance or refund, all costs (including the cost of construction, installation or improvement) of the item of Property subject thereto,

(B) the principal amount of the Indebtedness secured by that Lien does not exceed 100% of that cost,

(C) that Lien does not extend to or cover any other Property other than that item of Property and any improvements on that item,

(D) the incurrence of that Indebtedness is permitted by the covenant described above under the caption “—Certain Covenants—Limitation on Indebtedness,” and

(E) the aggregate amount of Indebtedness Incurred and securing all Liens permitted by this clause (12) shall not exceed $25.0 million;

(13) Liens upon specific items of inventory or other goods and proceeds of that Person securing that Person’s obligations in respect of bankers’ acceptances issued or created for the account of that Person to facilitate the purchase, shipment or storage of that inventory or other goods;

(14) Liens securing reimbursement obligations with respect to commercial letters of credit issued for the account of that Person which encumber documents and other Property relating to those commercial letters of credit and the products and proceeds thereof;

(15) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods by that Person;

(16) Liens encumbering Property or assets of that Person under construction arising from progress or partial payments by a customer of that Person or one of its Subsidiaries relating to that Property or assets;

(17) Liens encumbering customary initial deposits and margin accounts, and other Liens incurred in the ordinary course of business and which are within the general parameters customary in the gaming industry;

(18) Liens encumbering deposits made to secure obligations arising from statutory or regulatory requirements of that Person or its Subsidiaries;

(19) Liens that are contractual rights of setoff relating to depositary relations with financial institutions and securities intermediaries;

(20) Liens on cash collateral required to be deposited pursuant to the terms of the Credit Facility to secure the funding obligations of any defaulting lender, including cash collateral deposited with respect to any unreimbursed drawing under a letter of credit;

(21) any interest or title of a lessor in the Property subject to any Capitalized Lease Obligation or purchase money Indebtedness which, in each case, is permitted to be incurred under the indenture pursuant to the covenant described under “—Certain Covenants—Limitation on Indebtedness”;

(22) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by that Person or any of its Subsidiaries in the ordinary course of business;

(23) Liens for judgments or orders not giving rise to an Event of Default and deposits to secure surety or appeal bonds;

(24) Liens on Property acquired by such Person (including an indirect acquisition of Property by way of a merger of a Person with or into such Person or the acquisition of a Person), provided that such Liens were in existence prior to the contemplation of such acquisition, merger or consolidation, and were not created in connection therewith or in anticipation thereof, and provided further that such Liens do not extend to any additional Property or assets of such Person;

(25) pledges or deposits made by such Person in connection with any letter of intent or purchase agreement;

(26) Liens securing Permitted Refinancing Indebtedness permitted to be Incurred under the indenture; provided that such Liens extend only to the Property or assets of such Person encumbered by the refinanced Indebtedness unless the Incurrence of such Liens is otherwise permitted under the indenture;

(27) Liens on Excluded Property or any other Property that is not included in the Collateral; and

(28) Liens securing Indebtedness permitted by the terms of the indenture to be outstanding not to exceed the greater of (x) 2.5% of MDDC’s Consolidated Net Tangible Assets determined at the time of such Incurrence and (y) $35.0 million.

“Permitted Refinancing Indebtedness” means any renewals, repurchases, redemptions, extensions, substitutions, refinancings or replacements of any Indebtedness of MDDC or any of its Restricted Subsidiaries, including any successive extensions, renewals, substitutions, refinancings or replacements (and including refinancings by MDDC or MDFC of Indebtedness of a Restricted Subsidiary) to the extent that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, extended, substituted, refinanced or replaced (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2) other than in connection with a refinancing of the notes (including any redemption or repurchase) that is financed with Indebtedness under a Credit Facility (other than any capital markets Indebtedness), the Weighted Average Life to Maturity and Stated Maturity is not shortened; and

(3) the new Indebtedness shall not be senior in right of payment to the Indebtedness that is being extended, renewed, substituted, refinanced or replaced;

provided, however, that Permitted Refinancing Indebtedness shall not include Indebtedness of MDDC or any Subsidiary that refinances Indebtedness of a Subsidiary that is not a Guarantor.

“Permitted Tax Distribution” means, relative to any period, an amount equal to the pre-tax income of MDDC multiplied by the highest effective corporate tax rate (including federal, state and local taxes imposed on income) applicable to MDDC (or if MDDC is a pass-through entity for purposes of determining such income tax, the direct or indirect holders of its equity interests).

“Person” means any individual, corporation, company (including limited liability company), partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Preferred Stock” means any Capital Stock of a Person, however designated, which entitles the holder thereof to a preference with respect to dividends, distributions or liquidation proceeds of such Person over the holders of other Capital Stock issued by such Person.

“Priority Payment Secured Obligations” means any Indebtedness incurred pursuant to the Credit Facility and obligations of MDFC or any Guarantor under Interest Rate Agreements that are secured obligations pursuant to the Credit Facility, provided that the aggregate principal amount of all Indebtedness incurred pursuant to the Credit Facility shall not exceed the amount set forth in clause (3)(i) of second paragraph of the covenant captioned “—Certain Covenants —Limitation on Indebtedness”. For the avoidance of doubt, any Indebtedness incurred pursuant to clause (3)(ii) of the second paragraph of the covenant captioned “—Certain Covenants—Limitation on Indebtedness” shall not constitute Priority Payment Secured Obligations, but may constitute Pari Passu Secured Obligations.

“Property” means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including, without limitation, Capital Stock in any other Person (but excluding Capital Stock or other securities issued by such first Person).

“Public Equity Offering” means an underwritten public offering of Capital Stock of MDDC or MDHC pursuant to an effective registration statement under the Securities Act.

“Qualified Non-Recourse Debt” means Indebtedness:

(1) as to which neither MDDC nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), or (b) is directly or indirectly liable as a guarantor or otherwise;

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any Indebtedness of MDDC or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its stated maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of MDDC or any of its Restricted Subsidiaries.

“Rating Agencies” means S&P and Moody’s or any successor to the respective rating agency businesses thereof.

“Rating Decline” shall have occurred if at any date within 90 calendar days after the date of public disclosure of the occurrence of a Change of Control (which period will be extended for so long as our debt ratings are under publicly announced review for possible downgrading (or without an indication of the direction of a possible ratings change) by either Moody’s or S&P or their respective successors) the notes no longer have Investment Grade Status.

“Real Property” means, collectively, all right, title and interests (including any leasehold, mineral or other estate) in and to any and all parcels of or interests in real property owned, leased or operated by any Person, whether by lease, license or other means, together with, in each case, all easements, hereditaments and appurtenances relating thereto, all buildings, structures, parking areas and improvements and appurtenant fixtures and equipment, all general intangibles and contract rights and other property and rights incidental to the ownership, lease or operation thereof.

“Reference Period” means the period of four consecutive fiscal quarters ending with the last full fiscal quarter immediately preceding the date of a proposed Incurrence, Restricted Payment or other transaction for which financial statements are available.

“Related Business” means the business conducted (or proposed to be conducted) by MDDC and its Subsidiaries in connection with any Gaming Facility and any and all reasonably related businesses necessary for, in support, furtherance or anticipation of and/or ancillary to or in preparation for, such business including, without limitation, the development, expansion or operation of any Gaming Facility (including any land-based, dockside, riverboat or other type of casino), owned, or to be owned, leased or managed by MDDC or one of its Subsidiaries.

“Restricted Payment” means:

(1) any dividend or distribution (whether made in cash, Property or securities) declared or paid on or with respect to any shares of Capital Stock of MDDC or to MDDC’s members except for such dividends or distributions payable solely in Capital Stock of MDDC (other than Disqualified Stock of MDDC);

(2) a payment made by MDDC or any of its Restricted Subsidiaries (other than to MDDC or one of its Restricted Subsidiaries) to purchase, redeem, acquire or retire any Capital Stock of MDDC or Capital Stock of any Affiliate of MDDC or any warrants, rights or options to directly or indirectly purchase or acquire any such Capital Stock or any securities exchangeable for or convertible into any such Capital Stock;

(3) a payment made by MDDC or any of its Restricted Subsidiaries after the Issue Date to redeem, repurchase, defease or otherwise acquire or retire for value, prior to any scheduled maturity, scheduled sinking fund or mandatory redemption payment (other than the purchase, repurchase, or other acquisition of any Indebtedness subordinate in right of payment to the notes or any Note Guarantee purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition), Indebtedness of MDFC or any Guarantor which is subordinate (whether pursuant to its terms or by operation of law) in right of payment to the notes or any Note Guarantee; or

(4) any Investment (other than a Permitted Investment) in any Person.

“Restricted Subsidiary” means, with respect to any Person, any Subsidiary of such Person that:

(a) has not been designated by the Board of Directors of such Person as an Unrestricted Subsidiary, or

(b) was an Unrestricted Subsidiary but has been redesignated by the Board of Directors of such Person as a Restricted Subsidiary,

in each case as provided under the definition of Unrestricted Subsidiary and in the covenant described under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries”; provided, however, that no Subsidiary shall become a Restricted Subsidiary unless, immediately after giving pro forma effect to such designation, MDDC would be able to incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the covenant described above under the caption “—Certain Covenants —Limitation on Indebtedness.” For the avoidance of doubt, as of the Issue Date MDFC is a “Restricted Subsidiary” of MDDC.

“Sale/Leaseback Transaction” means, with respect to any Person, any direct or indirect arrangement pursuant to which Property is sold or transferred by such Person or a Restricted Subsidiary of such Person and within six months thereafter is leased back from the purchaser or transferee thereof by such Person or one of its Restricted Subsidiaries.

“S&P” means Standard & Poor’s Ratings Group, a division of the McGraw Hill Companies, Inc.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which a payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

“Subsidiary” of any Person means any corporation, association, partnership, limited liability company or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by:

(1) such Person,

(2) such Person and one or more Subsidiaries of such Person or

(3) one or more Subsidiaries of such Person.

“Surface Parking Lot Ground Lease” means that certain lease agreement, dated as of August 20, 2004, as amended, between MAC, as landlord, and MDDC, as tenant, relating to the lease of land currently used by MDDC as a surface parking lot.

“Temporary Cash Investments” means any of the following:

(1) Investments in U.S. Government Obligations maturing within 90 days of the date of acquisition thereof,

(2) Investments in time deposit accounts, certificates of deposit and money market deposits maturing within 90 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America or any state thereof having capital, surplus and undivided profits aggregating in excess of $500,000,000 and whose long-term debt is rated “A-3” or higher, “A–” or higher or “A–” or higher according to Moody’s, S&P or Fitch Credit Rating Co. (or such similar equivalent rating by at least one “nationally recognized statistical rating organization” (as defined in Rule 436 under the Securities Act)), respectively,

(3) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above,

(4) Investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than MDFC or an Affiliate of MDFC) organized and in existence under the laws of the United States of America with a rating at the time as of which any Investment therein is made of “P-1” (or higher) according to Moody’s, “A-1” (or higher) according to S&P or “A-1” (or higher) according to Fitch Credit Rating Co. (or such similar equivalent rating by at least one “nationally recognized statistical rating organization” (as defined in Rule 436 under the Securities Act)), and

(5) investments in money market funds substantially all of whose assets comprise securities of the types described in clauses (1) through (4) above.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to, as applicable, (x) October 15, 2013, with respect to the 2015 notes or (y) August 15, 2014, with respect to the 2018 notes; provided, however, that if the period from the redemption date to October 15, 2013, with respect to the 2015 notes, or August 15, 2014, with respect to the 2018 notes, as applicable, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” means (1) any Subsidiary of MDDC which at the time of determination shall be an Unrestricted Subsidiary (as designated by the Board of Directors of MDDC) and (2) any Subsidiary of an Unrestricted Subsidiary; provided that in no event shall MDFC be designated an Unrestricted Subsidiary.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer’s option.

“Voting Stock” means securities of any class or classes of a Person, the holders of which are ordinarily, in the absence of contingencies, entitled to vote for corporate directors (or Persons performing equivalent functions).

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

TO ENSURE COMPLIANCE WITH U.S. TREASURY DEPARTMENT CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES IN THIS PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE INTERNAL REVENUE CODE OF 1986, AS AMENDED, (THE “CODE”); (B) SUCH DISCUSSION IS INCLUDED HEREIN BY MDFC IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

In this section we summarize certain U.S. federal income tax considerations relevant to the exchange of your old notes for exchanges notes in the exchange offer and the ownership and disposition of the exchange notes by holders who acquire the exchange notes pursuant to the exchange offer and who or which hold the exchange notes as capital assets within the meaning of Section 1221 of the Code. The following discussion is not exhaustive of all possible tax considerations. This summary is based upon the Code, regulations promulgated under the Code by the U.S. Treasury Department (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (the “IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

This summary is for general information only, and does not address all aspects of U.S. federal income taxation that may be important to a particular holder in light of its investment or tax circumstances or to holders subject to special tax rules, such as partnerships, subchapter S corporations or other pass-through entities or investors in such entities, banks, financial institutions, tax-exempt entities, insurance companies, regulated investment companies, real estate investment trusts, trusts and estates, broker-dealers, dealers in stocks, securities or currencies, traders in securities that have elected to use the mark-to-market method of accounting for their securities, U.S. expatriates, persons holding the old notes or the exchange notes as part of an integrated transaction, including a “straddle,” “hedge,” “constructive sale,” or “conversion transaction,” U.S. Holders (as defined below) whose functional currency for tax purposes is not the U.S. dollar, and persons subject to the alternative minimum tax provisions of the Code. This summary does not include any description of other federal tax laws (such as estate or gift tax) or tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

We intend this discussion to be a general description of the U.S. federal income tax considerations material to the exchange of your old notes for exchanges notes in the exchange offer and the ownership and disposition of the exchange notes by holders who acquire the exchange notes pursuant to the exchange offer. We do not discuss any aspect of U.S. state or local, foreign or other tax laws, including gift and estate tax laws, that may apply. Therefore, you should consult your own tax advisor regarding the tax consequences of the exchange of old notes for exchange notes or of owning, or disposing of the exchange notes.

We urge you to consult your own tax advisor regarding your particular circumstances and the U.S. federal income tax consequences to you of exchanging your old notes for exchange notes in the exchange offer, as well as any tax consequences arising under the U.S. federal estate or gift tax rules any other U.S. federal tax laws and the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

We have not sought and do not expect to seek any rulings from the IRS on the matters discussed in this section. The IRS may take a different position on the tax consequences of the exchange of your old notes for exchange notes in the exchange offer and the ownership and disposition of the exchange notes by holders who acquire the exchange notes pursuant to the exchange offer, and that position may be sustained.

As used in this prospectus, the term “U.S. Holder” means a beneficial owner of the old notes or the exchange notes that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any state of the United States or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source;

•

a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust; or

•	a trust in existence on August 20, 1996 that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

As used in this prospectus, the term “Non-U.S. Holder” is a beneficial owner of the old notes or the exchange notes that is, for U.S. federal income tax purposes, an individual, corporation, trust or estate and is not a U.S. Holder.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds old notes or exchange notes, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership and accordingly, this summary does not apply to partnerships. A partner of a partnership holding the exchange notes, should consult its own tax advisor regarding the U.S. federal income tax consequences to the partner of the ownership and disposition by the partnership of the exchange notes.

Additional Amounts

As described under the headings “Description of Exchange Notes—Repurchase at the Option of Holders—Change of Control” and “Description of Exchange Notes—Optional Redemption,” we may be obligated to pay an amount in excess of stated interest and/or the principal amount of the exchange notes. The Treasury regulations regarding debt instruments that provide for one or more contingent payments state that, for purposes of determining whether a debt instrument is a contingent payment debt instrument, remote or incidental contingencies are ignored. We believe that the possibility of our making any of the above payments is remote, or such payments are incidental, and, accordingly, we will not treat the exchange notes as contingent payment debt instruments. Our determination will be binding on all holders, except a holder that discloses its differing position in a statement attached to its timely filed U.S. federal income tax return for the taxable year during which the note was acquired. Our determination is not, however, binding on the IRS, and if the IRS were to challenge such determination, a holder might be required to accrue income on the exchange notes in excess of stated interest, and to treat as ordinary income, rather than capital gain, any income recognized on the taxable disposition of a note before the resolution of the contingencies. The remainder of this discussion assumes that the old notes and the exchange notes are not treated as contingent payment debt instrument.

Consequences to U.S. Holders

Exchange Offer. The exchange of the old notes for the exchange notes in the exchange offer will not constitute a taxable exchange for U.S. federal income tax purposes. As a result, if you are a U.S. Holder, (1) you will not recognize taxable gain or loss as a result of exchanging your old notes for exchange notes in the registered offer; (2) the holding period of the exchange notes will include the holding period of the old notes exchanged therefor; and (3) the adjusted tax basis of the exchange notes received will be the same as the adjusted tax basis of the old notes exchanged therefor immediately before such exchange. The following discussion assumes that the exchange of the old notes for the exchange notes pursuant to the exchange offer will not be treated as a taxable exchange and that the old notes and the new notes will be treated as the same security for U.S. federal income tax purposes.

Payment of Stated Interest. Stated interest on an exchange note generally will be included in the income of a U.S. Holder as interest income at the time it is accrued or is received in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes and will be ordinary income.

Amortizable Bond Premium. If you are a U.S. Holder and purchase an exchange note at a premium, which is the excess of your tax basis in the exchange note immediately after your purchase of such note, over the sum of all amounts payable on the exchange note after the purchase date (other than payments of “qualified stated interest”), you may elect to amortize that premium with a corresponding decrease in the adjusted tax basis from the purchase date to the exchange note’s maturity date under a constant yield method that reflects compounding based on the exchange note’s payment period. Amortized premium is treated as an offset to interest income on a note and not as a separate deduction. Under applicable U.S. Treasury regulations, the amount of amortizable bond premium that you may deduct in any accrual period is limited to the amount by which your total interest inclusions on the exchange note in prior accrual periods exceeds the total amount that you treat as a bond premium deduction in prior accrual periods. If any of the excess bond premium is not deductible, that amount is carried forward to the next accrual period. If you make an election to amortize premium on a constant yield method, such election, once made, applies to all debt obligations that you hold or subsequently acquire and may not be revoked without the consent of the IRS. If you do not make an election to amortize premium, you must include all amounts of interest without reduction for such premium, and such premium will (because it is reflected in adjusted tax basis) reduce your gain or increase the loss on the disposition of the exchange note. You should consult your own advisors concerning the advisability of electing to amortize premium.

Market Discount. The acquisition and sale of an exchange note may be subject to the market discount provisions of the Code. Subject to a de minimis exception, the market discount on an exchange note generally will equal the amount, if any, by which the “stated redemption price at maturity” of the exchange note immediately after its acquisition (other than at original issue) exceeds your adjusted tax basis in the exchange note. If applicable, these provisions generally require you to treat as ordinary income any gain recognized on the disposition of the exchange note that you have acquired at a market discount, to the extent of the accrued market discount on that note at the time of disposition, unless you elect to include market discount in income currently as it accrues with a corresponding increase in your adjusted tax basis in your exchange note. If you dispose of an exchange note with market discount in certain otherwise non-taxable transactions, you must include accrued market discount as ordinary income as if you had sold the exchange note at its then fair market value.

The election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. In general, market discount will be treated as accruing on a straight-line basis over the remaining term of the exchange note at the time of the acquisition, or, at your election, under a constant yield method. If you acquire an exchange note at a market discount and do not elect to include accrued market discount in income currently, you may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the note until the note is disposed of in a taxable transaction. You should consult with your own tax advisors concerning the election to include market discount in income currently.

Sale, Exchange, or Retirement of Exchange Notes. Upon the sale, exchange, retirement, redemption or other disposition of an exchange note, if you are a U.S. Holder, you will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement, redemption, or other disposition (less an amount equal to any accrued and unpaid stated interest, which will be included in income as interest income for U.S. federal income tax purposes to the extent not previously included in income) and your adjusted tax basis in the exchange note. The amount realized will include the amount of any cash and the fair market value of any other property received for the exchange note.

Gain or loss realized on the sale, exchange, retirement, redemption or other disposition of a note generally will be capital gain or loss and will be long-term capital gain or loss if the exchange note has been held for more than one year. Net long-term capital gain recognized by a non-corporate U.S. Holder before January 1, 2013 is generally subject to tax at a maximum rate of 15%. The ability of U.S. Holders to deduct capital losses is subject to limitations under the Code.

Consequences to Non-U.S. Holders

Exchange Offer. The exchange of the old notes for the exchange notes in the exchange offer will not constitute a taxable exchange for U.S. federal income tax purposes if you are a Non-U.S. Holder.

Payments of Interest. Under current U.S. federal income tax law and subject to the discussion below concerning backup withholding, interest payments that is received from us or our agent and that is not effectively connected with your conduct of a trade or business within the United States, generally will not be subject to U.S. federal income or withholding tax, except as provided below. Interest generally will be subject to a 30% withholding tax (or less under an applicable treaty, if any) if:

•	you are a Non-U.S. Holder that actually or constructively owns 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	you are a Non-U.S. Holder that is a “controlled foreign corporation” for U.S. federal income tax purposes that is related to us;

•	you are a Non-U.S. Holder that is a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business; or

•	you are a Non-U.S. Holder that does not satisfy the certification requirements described below.

You generally will satisfy the certification requirements if either: (A) you certify to us or our agent, under penalties of perjury, that you are a non-United States person and provide your name and address (which certification may generally be made on an IRS Form W-8BEN, or a successor form), or (B) a securities clearing organization, bank, or other financial institution that holds customer securities in the ordinary course of its trade or business (a “financial institution”) and holds the exchange note certifies to us or our agent under penalties of perjury that either it or another financial institution has received the required statement from you certifying that you are a non-United States person and furnishes us with a copy of the statement.

Payments not meeting the requirements set forth above and thus subject to withholding of U.S. federal income tax may nevertheless be exempt from withholding (or subject to withholding at a reduced rate) if you are a Non-U.S. Holder and provide us with a properly executed IRS Form W-8BEN (or successor form) claiming an exemption from, or reduction in, withholding under the benefit of a tax treaty, or IRS Form W-8ECI (or other applicable form) stating that interest paid on the exchange notes is not subject to withholding tax because it is effectively connected with the conduct of a trade or business within the United States as discussed below. To claim benefits under an income tax treaty, you must obtain a taxpayer identification number and certify as to its eligibility under the appropriate treaty’s limitations on benefits article. In addition, special rules may apply to claims for treaty benefits made if you are an entity rather than an individual. A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange, or Retirement of Exchange Notes. If you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale, exchange, retirement, redemption or other disposition of exchange notes, provided that: (a) the gain is not effectively connected with the conduct of a trade or business within the United States, and (b)if you are an individual, you are not present in the United States for 183 days or more in the taxable year of the sale, exchange, retirement, redemption or other disposition of the exchange note. If you are an individual who is present in the United States for 183 days or more in the taxable year of sale, exchange or other disposition of an exchange note, and if certain other conditions are met, you will be subject to U.S. federal income tax at a rate of 30% on the gain (net of certain U.S. source capital losses) realized on the sale, exchange or other disposition of such exchange note.

Income Effectively Connected with a Trade or Business within the United States. If you are a Non-U.S. Holder of an exchange note and are engaged in the conduct of a trade or business within the United States and if interest on the note, or gain realized on the sale, exchange or other disposition of the note, is effectively connected with the conduct of such trade or business, then, although exempt from U.S. federal withholding tax (provided that the certification requirements discussed above are satisfied), you will generally be subject to U.S. federal income tax on such interest or gain on a net income basis in the same manner as if you were a U.S. Holder, unless an applicable income tax treaty provides otherwise. You should read the material under the heading “—Consequences to U.S. Holders,” for a description of the U.S. federal income tax consequences of acquiring, owning, and disposing of the exchange notes. In addition, if you are a foreign corporation, you generally will be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of your earnings and profits for the taxable year that are effectively connected with your conduct of a trade or business in the United States, subject to certain adjustments.

Backup Withholding and Information Reporting

In general, if you are a U.S. Holder, other than certain exempt holders, we are required to report to the IRS all payments of interest on the exchange note. In addition, we generally are required to report to the IRS any payment of proceeds of the sale (including a retirement or redemption) of an exchange note. Additionally, backup withholding generally will apply to any payments if you are a U.S. Holder and fail to provide an accurate taxpayer identification number and certify that the taxpayer identification number is correct, are notified by the IRS that you have previously failed to report all interest and dividends required to be shown on your U.S. federal income tax returns, or you do not certify that you have not underreported your interest and dividend income. If applicable, backup withholding will be imposed at a rate of 28%.

If you are a Non-U.S. Holder, backup withholding and information reporting will not apply to payments made if you provide the required certification that you are a Non-United States person, or you otherwise establish an exemption, provided that the payor or withholding agent does not have actual knowledge that you are a United States person, or that the conditions of any exemption are not satisfied.

In addition, payments of the proceeds from the sale of an exchange note to or through a foreign office of a broker or the foreign office of a custodian, nominee, or other dealer acting on behalf of a U.S. Holder generally will not be subject to information reporting or backup withholding. However, if the broker, custodian, nominee, or other dealer is a United States person, the government of the United States or the government of any state or political subdivision of any state, or any agency or instrumentality of any of these governmental units, a controlled foreign corporation for U.S. federal income tax purposes, a foreign partnership that is either engaged in a trade or business within the United States or whose United States partners in the aggregate hold more than 50% of the income or capital interest in the partnership, a foreign person 50% or more of whose gross income for a certain period is effectively connected with a trade or business within the United States, or a United States branch of a foreign bank or insurance company, information reporting (but not backup withholding) generally will be required with respect to payments made to a holder unless the broker, custodian, nominee, or other dealer has documentation of the holder’s foreign status and the broker, custodian, nominee, or other dealer has no actual knowledge to the contrary.

Payment of the proceeds from a sale of an exchange note to or through the United States office of a broker is subject to information reporting and backup withholding, unless the holder certifies as to its non-United States person status or otherwise establishes an exemption from information reporting and backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Broker-dealers may use this prospectus, as it may be amended or supplemented from time to time, in connection with the resale of exchange notes received in exchange for old notes where the broker-dealer acquired the old notes as a result of market-making activities or other trading activities. We have agreed that, for a period ending on the earlier of (i) 90 days from the date on which the registration statement of which this prospectus is a part is declared effective, and (ii) the date on which any broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of exchange notes by broker-dealers or any other persons. Broker-dealers may sell exchange notes received by them for their own account pursuant to the exchange offer from time to time in one or more transactions:

•	in the over-the-counter market;

•	in negotiated transactions;

•	through the writing of options on the exchange notes; or

•	through a combination of the above methods of resale;

at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Broker-dealers may resell exchange notes directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of the exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be “underwriters” within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay certain expenses incident to the exchange offer. We also will provide indemnification against specified liabilities, including liabilities that may arise under the Securities Act, to holders of old notes in the exchange offer for exchange notes.

We have agreed to notify any broker-dealer that has requested or received copies of the prospectus in accordance with the terms of the registration rights agreement upon the happening of the following:

•	the registration statement for the exchange offer is filed or becomes effective;

•	receipt of any comments received by the SEC;

•	issuance of any stop order suspending the effectiveness of the registration statement;

•	receipt of any notice of the suspension of qualification of the exchange notes in any jurisdiction; or

•	any event which makes any statement in the prospectus untrue in any material respect.

We have also agreed, among other things, to furnish any such broker-dealer with a reasonable number of prospectus supplements which correct any material nonconformity with applicable requirements, use commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of the registration statement and use commercially reasonable efforts to register or qualify the exchange notes under applicable securities or blue sky laws.

LEGAL MATTERS

The validity of the exchange notes in connection with this offering will be passed upon for us by Morrison & Foerster LLP, San Francisco, California.

EXPERTS

The consolidated balance sheets of Marina District Development Company, LLC and subsidiary as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in member equity and cash flows for the three years then ended December 31, 2010, 2009 and 2008 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been included herein in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We and the Guarantor have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the exchange notes. As allowed by SEC rules, this prospectus, which is a part of the registration statement, omits certain information included in that registration statement and the exhibits thereto. For further information with respect to us and the exchange notes, we refer you to the registration statement, including all amendments, supplements, schedules and exhibits thereto.

We are not currently subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). However, pursuant to the indenture governing the exchange notes, we have agreed to furnish to the trustee under the indenture and the holders (as defined in the indenture) of the old notes and the exchange notes (1) all quarterly and annual reports, including financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if we were required to file such forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report thereon by our certified independent accountants, and (2) all current reports that would be required to be filed with the SEC on Form 8-K if we were required to file such reports, within the time periods specified in the SEC’s rules and regulations.

Following the filing of the registration statement for the exchange offer of which this prospectus is a part, for so long as any old notes or exchange notes are outstanding, whether or not required by the rules and regulations of the SEC, the indenture governing the exchange notes provides that MDFC will comply with the periodic reporting requirements of the Exchange Act and will file the reports specified in the preceding paragraph with the SEC within the time periods specified in the SEC’s rules and regulations (unless the SEC will not accept such a filing) and will post the reports on its website within those time periods.

You may read and copy any document we file or furnish with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. In addition, the SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You can review the registration statement, as well as our future SEC filings, by accessing the SEC’s Internet site at http://www.sec.gov. You may also request copies of those documents, at no cost to you, by contacting Marina District Development Company, LLC at One Borgata Way, Atlantic City, New Jersey 08401, Attention: Hugh Turner, Vice President of Finance, or by telephone at (609) 317-7314. A copy of these documents will also be available on our website at www.theborgata.com. The content of our website is not part of this prospectus.

To ensure timely delivery, please make your requests as soon as practicable and, in any event, no later than five business days prior to the expiration of the exchange offer. The exchange offer will expire on —, 2011, unless extended.

Marina District Development Company, LLC and Subsidiary

(A Wholly-Owned Subsidiary of Marina District Development Holding Co., LLC)

Consolidated Financial Statements

for the Years Ended December 31, 2010, 2009 and 2008

and Report of Independent Registered Public Accounting Firm

Marina District Development Company, LLC and Subsidiary

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of

Marina District Development Company, LLC

Atlantic City, New Jersey

We have audited the accompanying consolidated balance sheets of Marina District Development Company, LLC, a New Jersey limited liability company (“MDDC”), the parent of Marina District Finance Company, Inc., a New Jersey corporation (“MDFC”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Marina District Development Company, LLC and subsidiary at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Las Vegas, Nevada

March 15, 2011

MARINA DISTRICT DEVELOPMENT COMPANY, LLC

CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31,
	2010	2009
ASSETS
Current assets
Cash and cash equivalents	$42,099	$46,894
Accounts receivable, net	30,224	30,601
Inventories	4,387	4,427
Prepaid expenses and other current assets	10,545	10,781
Income taxes receivable	—	1,600
Deferred income taxes	1,221	1,320

Total current assets	88,476	95,623
Property and equipment, net	1,312,196	1,366,008
Investment in unconsolidated subsidiary, net	5,185	5,515
Debt financing costs, net	6,736	4,389
Other assets, net	33,928	30,416

Total assets	$1,446,521	$1,501,951

LIABILITIES AND MEMBER EQUITY
Current liabilities
Accounts payable	$7,797	$8,861
Income taxes payable, net	6,504	8,009
Accrued liabilities	94,735	65,932

Total current liabilities	109,036	82,802
Long-term debt, net	835,370	679,619
Deferred income taxes	13,922	14,082
Other long-term tax liabilities	10,792	10,102
Other liabilities	15,870	16,565
Commitments and contingencies (Note 7)
Member equity	461,531	698,781

Total liabilities and member equity	$1,446,521	$1,501,951

The accompanying notes are an integral part of these consolidated financial statements.

MARINA DISTRICT DEVELOPMENT COMPANY, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

	Year Ended December 31,
	2010	2009	2008
REVENUES
Operating revenues:
Gaming	$643,904	$691,428	$734,306
Food and beverage	147,751	143,410	147,334
Room	115,199	113,143	110,616
Other	42,931	42,620	52,207

Gross revenues	949,785	990,601	1,044,463
Less promotional allowances	211,356	213,193	213,974

Net revenues	738,429	777,408	830,489

COST AND EXPENSES
Operating costs and expenses:
Gaming	263,823	280,620	311,387
Food and beverage	69,489	64,217	66,494
Room	13,992	11,940	13,863
Other	34,334	34,908	39,784
Selling, general and administrative	123,963	128,164	130,503
Maintenance and utilities	63,435	59,900	71,322
Depreciation and amortization	69,640	78,719	76,096
Preopening expenses	—	699	5,570
Other items and write-downs, net	60	(28,606)	162

Total operating costs and expenses	638,736	630,561	715,181

Operating income	99,693	146,847	115,308
Other expense
Interest expense, net of amounts capitalized	50,199	27,668	29,049

Total other expense	50,199	27,668	29,049

Income before provision for state income taxes	49,494	119,179	86,259
Provision for state income taxes	(5,273)	(10,938)	(2,970)

Net income	$44,221	$108,241	$83,289

The accompanying notes are an integral part of these consolidated financial statements.

MARINA DISTRICT DEVELOPMENT COMPANY, LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBER EQUITY

(In thousands)

	Capital Contributions	Retained Earnings	Total Member Equity
Balances, January 1, 2008	$477,507	$189,174	$666,681
Distributions	—	(39,159)	(39,159)
Net income	—	83,289	83,289

Balances, December 31, 2008	477,507	233,304	710,811
Distributions	—	(120,271)	(120,271)
Net income	—	108,241	108,241

Balances, December 31, 2009	477,507	221,274	698,781
Distributions	(30,807)	(250,664)	(281,471)
Net income	—	44,221	44,221

Balances, December 31, 2010	$446,700	$14,831	$461,531

The accompanying notes are an integral part of these consolidated financial statements.

MARINA DISTRICT DEVELOPMENT COMPANY, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2010	2009	2008
Cash Flows from Operating Activities
Net income	$44,221	$108,241	$83,289
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	69,640	78,719	76,096
Gain from insurance recoveries	—	(28,735)	—
Amortization of debt financing costs	4,908	4,069	2,216
Amortization of discounts on senior secured notes	1,294	—	—
Deferred income taxes	(61)	3,931	2,208
Provision for doubtful accounts	3,469	8,021	4,643
Other operating activities	1,450	3,208	117
Changes in operating assets and liabilities:
Accounts receivable	(3,092)	(3,477)	(593)
Inventories	40	1,072	(1,113)
Prepaid expenses and other current assets	236	(1,653)	(1,326)
Income taxes receivable/payable	95	18,719	10,961
Other long-term tax asset	208	(983)	—
Other assets, net	(3,945)	(9,386)	(5,692)
Accounts payable and accrued liabilities	27,739	(10,908)	(3,736)
Other long-term tax liabilities	690	(69)	467
Other liabilities	(695)	13,969	(807)

Net cash provided by operating activities	146,197	184,738	166,730

Cash Flows from Investing Activities
Capital expenditures	(15,663)	(15,107)	(161,876)
Insurance proceeds for replacement assets	—	17,603	15,397
Investment in unconsolidated subsidiary, net	(1,060)	(2,707)	(3,753)

Net cash used in investing activities	(16,723)	(211)	(150,232)

Cash Flows from Financing Activities
Borrowings under bank credit facility	686,643	851,283	1,815,596
Payments under bank credit facility	(1,305,362)	(912,200)	(1,797,760)
Net proceeds from issuance of senior secured notes	773,176	—	—
Debt financing costs, net	(7,255)	(135)	(4,351)
Distributions to member	(281,471)	(120,271)	(39,159)

Net cash used in financing activities	(134,269)	(181,323)	(25,674)

Increase (decrease) in cash and cash equivalents	(4,795)	3,204	(9,176)
Cash and cash equivalents, beginning of period	46,894	43,690	52,866

Cash and cash equivalents, end of period	$42,099	$46,894	$43,690

Supplemental Disclosure of Cash Flow Information
Cash paid for interest, net of amounts capitalized	$13,117	$24,449	$30,522
Cash paid (refunded) for income taxes, net	4,340	(11,713)	(10,199)
Supplemental Schedule of Noncash Investing and Financing Activities
Payables incurred for capital expenditures	$—	$—	$3,378
Extinguishment of previous credit facility with advance from new credit facility	73,010	—	—

The accompanying notes are an integral part of these consolidated financial statements.

MARINA DISTRICT DEVELOPMENT COMPANY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

MDDC is the parent of MDFC. MDFC is a 100% owned finance subsidiary of MDDC, which has fully and unconditionally guaranteed its securities.

MDDC was incorporated in July 1998 and has been operating since July 2003. MDFC was incorporated in 2000 and has been a wholly-owned subsidiary of MDDC since its inception. We developed, own and operate Borgata Hotel Casino and Spa, including The Water Club at Borgata (collectively, “Borgata”). Borgata is located on a 45.6-acre site at Renaissance Pointe in Atlantic City, New Jersey and is an upscale destination resort and gaming entertainment property.

Borgata was developed as a joint venture between Boyd Atlantic City, Inc. (“BAC”), a wholly-owned subsidiary of Boyd Gaming Corporation (“Boyd”), and MAC, Corp. (“MAC”), a second tier, wholly-owned subsidiary of MGM Resorts International (the successor in interest to MGM MIRAGE) (“MGM”). The joint venture operates pursuant to an operating agreement, in which BAC and MAC each originally held a 50% interest in Marina District Development Holding Co., LLC, MDDC’s parent holding company (“MDDHC”).

As managing member of MDDHC pursuant to the terms of the operating agreement between BAC and MAC (the “Operating Agreement”), BAC, through MDDHC, has responsibility for the oversight and management of our day-to-day operations. We do not presently record a management fee to BAC, as our management team performs these services directly or negotiates contracts to provide for these services. As a result, the costs of these services are directly borne by us and are reflected in our consolidated financial statements. Boyd, the parent of BAC, is a diversified operator of 15 wholly-owned gaming entertainment properties. Headquartered in Las Vegas, Boyd has other gaming operations in Nevada, Illinois, Louisiana, Mississippi and Indiana.

On March 24, 2010, MAC transferred its 50% ownership interest (the “MGM Interest”) in MDDHC, and certain land leased to MDDC into a divestiture trust, of which MGM and its subsidiaries are the economic beneficiaries (the “Divestiture Trust”), for sale to a third-party in connection with MGM’s settlement agreement with the Division of Gaming Enforcement Office of the Attorney General of the State of New Jersey (the “NJDGE”). BAC has a right of first refusal on any sale of the MGM Interest. We continue to operate under normal business conditions throughout MGM’s sales efforts, and do not believe that it has had or will have a material impact on our operations.

Upon the transfer of the MGM Interest into the Divestiture Trust, MGM relinquished all of its specific participating rights under the Operating Agreement, and Boyd effectively obtained control of Borgata. As a result, beginning on March 24, 2010, our financial position and results of operations have been included in the consolidated financial statements of Boyd. This resulting change in control required acquisition method accounting by Boyd in accordance with the authoritative accounting guidance for business combinations; however, there was no resulting direct impact on our consolidated financial statements.

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and include the accounts of MDDC and MDFC. All material intercompany accounts and transactions have been eliminated.

Investment in unconsolidated subsidiary, which is less than 50% owned and does not meet the consolidation criteria of the authoritative accounting guidance for voting or variable interest models, is accounted for under the equity method. See Note 3, Investment in and Advances to Unconsolidated Subsidiary, Net.

MARINA DISTRICT DEVELOPMENT COMPANY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Cont’d

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with maturities of three months or less at their date of purchase, and are on deposit with high credit quality financial institutions. The carrying values of these instruments approximate their fair values due to their short maturities.

Accounts Receivable, Net

Accounts receivable consist primarily of casino, hotel and other receivables. Accounts receivable are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems the account to be uncollectible. An estimated allowance for doubtful accounts is maintained to reduce our receivables to their carrying amount. The allowance is estimated based on specific review of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions. As a result, the net carrying value approximates fair value.

The activity comprising our allowance for doubtful accounts is as follows:

	Year Ended December 31,
	2010	2009	2008
		(In thousands)
Beginning balance, January 1	$24,556	$21,308	$19,707
Additions	3,469	8,021	4,643
Deductions	(4,712)	(4,773)	(3,042)

Ending balance, December 31	$23,313	$24,556	$21,308

Management does not believe that any significant concentrations of credit risk existed as of December 31, 2010 .

Inventories

Inventories consist primarily of food and beverage and retail items and are stated at the lower of cost or market. Cost is determined using the average cost method.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets or, for leasehold improvements, over the shorter of the asset’s useful life or term of the lease.

The estimated useful lives of our major components of property and equipment are:

Building and improvements	10 through 40 years
Furniture and equipment	3 through 7 years

Gains or losses on disposals of assets are recognized as incurred, using the specific identification method. Costs of major improvements are capitalized, while costs of normal repairs and maintenance are charged to expense as incurred.

We evaluate the carrying value of long-lived assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. For an asset that is to be disposed of, we recognize the

MARINA DISTRICT DEVELOPMENT COMPANY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Cont’d

asset at the lower of carrying value or fair market value, less costs of disposal, as estimated based on comparable asset sales, solicited offers, or a discounted cash flow model. For a long-lived asset to be held and used, we review the asset for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We then compare the estimated undiscounted future cash flows of the asset to the carrying value of the asset. The asset is not impaired if the undiscounted future cash flows exceed its carrying value. If the carrying value exceeds the undiscounted future cash flows, then an impairment charge is recorded, typically measured using a discounted cash flow model, which is based on the estimated future results of the relevant reporting unit discounted using our weighted-average cost of capital and market indicators of terminal year free cash flow multiples. If an asset is under development, future cash flows include remaining construction costs. All resulting recognized impairment charges are recorded as operating expenses.

Capitalized Interest

Interest costs, primarily associated with our expansion projects, were capitalized as part of the cost of our constructed assets. Interest costs, which included commitment fees, letter of credit fees and the amortized portion of deferred financing fees, were capitalized on amounts expended for the respective projects using our weighted-average cost of borrowing. Capitalization of interest ceased when the respective project, or discernible portions of the projects, was substantially completed. We amortize capitalized interest over the estimated useful life of the related asset. We did not capitalize any interest during the year ended December 31, 2010 . Capitalized interest for the years ended December 31, 2009 and 2008 was less than $0.1 million and $8.8 million, respectively.

Investment in Unconsolidated Subsidiary, Net

Investment in unconsolidated subsidiary is accounted for under the equity method. Under the equity method, carrying value is adjusted for our share of the investees’ earnings and losses, as well as capital contributions to and distributions from this entity.

We evaluate our investment in this unconsolidated subsidiary for impairment when events or changes in circumstances indicate that the carrying value of such investment may have experienced an other-than-temporary decline in value. If such conditions exist, we compare the estimated fair value of the investment to its carrying value to determine if an impairment is indicated and determine whether such impairment is other-than-temporary based on our assessment of all relevant factors.

Debt Financing Costs

Debt financing costs, which include legal, and other direct costs related to the issuance of our outstanding debt, are deferred and amortized to interest expense over the contractual term of the underlying long-term debt using the effective interest method. In the event that our debt is modified, repurchased or otherwise reduced prior to its original maturity date, we ratably reduce the unamortized debt financing costs.

CRDA Investments

New Jersey state law provides, among other things, for an assessment of licensees equal to 1.25% of gross gaming revenues in lieu of an investment alternative tax equal to 2.5% of gross gaming revenues. Generally, a licensee may satisfy this investment obligation by: (i) investing in qualified eligible direct investments; (ii) making qualified contributions; or (iii) depositing funds with the New Jersey Casino Reinvestment Development Authority (“CRDA”). Funds deposited with the CRDA may be used to purchase bonds designated by the CRDA or, under certain circumstances, may be donated to the CRDA in exchange for credits against future CRDA investment obligations. CRDA bonds have terms up to 50 years and bear interest at below market rates. Our net deposits with the CRDA eligible to be used to fund qualified investments were $21.9 million as of December 31, 2010, and are included in other assets, net on our consolidated balance sheet.

MARINA DISTRICT DEVELOPMENT COMPANY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Cont’d

Loyalty Programs

We have established promotional programs to encourage repeat business from frequent and active customers. Members earn points based on gaming activity, and such points can be redeemed for a specified period of time, principally for restricted free play slot machine credits and complimentary goods and services. We accrue for earned points expected to be redeemed as a promotional allowance. The accruals are based on estimates and assumptions regarding the mix of restricted free play and complimentary goods and services expected to be redeemed and the costs of providing those benefits. Historical data is used to assist in the determination of the estimated accruals. The points accruals for our loyalty programs are included in accrued liabilities on our consolidated balance sheets.

Long-Term Debt, Net

Long-term debt is reported at amortized cost. The discounts on the senior secured notes and the transaction costs paid to the initial purchasers upon issuance are recorded as adjustments to the face amounts of our outstanding debt. This resulting difference between the net proceeds upon issuance of the senior secured notes and the face amounts of the senior secured notes is accreted to interest expense using the effective interest method.

Income Taxes

MDDHC is treated as a partnership for federal income tax purposes; therefore, federal income taxes are the responsibility of BAC and MAC. In New Jersey, casino partnerships are subject to state income taxes under the New Jersey Casino Control Act; therefore, we are required to record New Jersey state income taxes. In 2004, we were granted permission by New Jersey, pursuant to a ruling request, to file a consolidated New Jersey corporation business tax return with BAC and MAC. The amounts reflected in our consolidated financial statements are on a stand-alone basis; however, we file a state consolidated tax return with BAC and MAC.

The amounts due to BAC and MAC (or subsequent to its divestiture, to the Divestiture Trust) are a result of the respective tax attributes BAC and MAC have contributed to the consolidated state tax return. A reconciliation of the components of our stand-alone state income taxes payable is presented below:

	December 31,
	2010	2009
	(In thousands)
Amounts receivable—State	$(398)	$(134)
Amounts payable to BAC and Divestiture Trust	6,902	8,143

Income taxes payable, net	$6,504	$8,009

Self-Insurance Reserves

We are currently self-insured up to $75 million, $1 million, $0.25 million and $0.25 million with respect to each catastrophe related property damage claim, non-catastrophe related property damage claim, general liability claim and non-union employee medical case, respectively. Insurance claims and reserves include accruals of estimated settlements for known claims, as well as accruals of estimates for claims incurred but not yet reported. In estimating these accruals, we consider historical loss experience and make judgments about the expected levels of costs per claim. Management believes the estimates of future liability are reasonable based upon our methodology; however, changes in property values, replacement costs, health care costs, accident frequency and severity and other factors could materially affect the estimate for these liabilities. Self-insurance reserves are included in other liabilities on our consolidated balance sheets.

MARINA DISTRICT DEVELOPMENT COMPANY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Cont’d

Revenue Recognition

Gaming revenue represents the net win from gaming activities, which is the aggregate difference between gaming wins and losses. The majority of our gaming revenue is counted in the form of cash and chips and therefore is not subject to any significant or complex estimation procedures. Cash discounts, commissions and other incentives to customers related to gaming play are recorded as a reduction of gross gaming revenues.

Room revenue recognition criteria are met at the time of occupancy.

Food and beverage revenue recognition criteria are met at the time of service.

Promotional Allowances

The retail value of accommodations, food and beverage, and other services furnished to guests on a complimentary basis is included in gross revenues and then deducted as promotional allowances. Promotional allowances also include incentives such as cash, goods and services (such as complimentary rooms and food and beverages) earned in our loyalty programs. We reward customers, through the use of loyalty programs, with points based on amounts wagered or won that can be redeemed for a specified period of time, principally for restricted free play slot machine credits and complimentary goods and services. We record the estimated retail value of these goods and services as revenue and then record a corresponding deduction as promotional allowances.

The amounts included in promotional allowances for the years ended December 31, 2010, 2009 and 2008 are as follows:

	Year Ended December 31,
	2010	2009	2008
		(In thousands)
Rooms	$70,329	$75,655	$69,723
Food and beverage	57,944	61,839	65,219
Other	83,083	75,699	79,032

Total promotional allowances	$211,356	$213,193	$213,974

The estimated costs of providing such promotional allowances for the years ended December 31, 2010 , 2009 and 2008 are as follows:

	Year Ended December 31,
	2010	2009	2008
		(In thousands)
Rooms	$22,057	$24,250	$23,876
Food and beverage	42,141	45,806	51,148
Other	11,075	11,070	17,247

Total	$75,273	$81,126	$92,271

Gaming Taxes

We are subject to taxes based on gross gaming revenues in New Jersey. These gaming taxes are an assessment of our gaming revenues and are recorded as a gaming expense in the consolidated statements of operations. These taxes totaled approximately $47.8 million, $52.4 million and $58.6 million for the years ended December 31, 2010, 2009 and 2008, respectively.

MARINA DISTRICT DEVELOPMENT COMPANY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Cont’d

Advertising Expense

Direct advertising costs are expensed the first time such advertising appears. Advertising costs from continuing operations are included in selling, general and administrative expenses on the consolidated statements of operations and totaled $12.9 million, $12.0 million and $13.5 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Preopening Expenses

Certain costs of start-up activities were expensed as incurred. We did not incur any preopening costs during the year ended December 31, 2010 . During the years ended December 31, 2009 and 2008, we expensed $0.7 million and $5.6 million in preopening expenses, respectively.

Concentration of Credit Risk

Financial instruments that subject the Company to credit risk consist of cash equivalents, accounts receivable and CRDA deposits.

The Company’s policy is to limit the amount of credit exposure to any one financial institution, and place investments with financial institutions evaluated as being creditworthy, or in short-term money market funds which are exposed to minimal interest rate and credit risk. The Company has bank deposits which may at times exceed federally-insured limits.

Concentration of credit risk, with respect to gaming receivables, is limited through the Company’s credit evaluation process. The Company issues markers to approved gaming customers only following credit checks and investigations of creditworthiness.

Certain Risks and Uncertainties

The Company’s operations are dependent on its continued licensing by the state gaming commission. The loss of our license could have a material adverse effect on future results of operations.

The Company is dependent on geographically local markets for a significant number of its customers and revenues. If economic conditions in these areas deteriorate or additional gaming licenses are awarded in these markets, the Company’s results of operations could be adversely affected.

The Company is dependent on the economy of the United States, in general, and any deterioration in the national economic, energy, credit and capital markets could have a material adverse effect on future results of operations.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates incorporated into our consolidated financial statements include the estimated allowance for doubtful accounts receivable, the estimated useful lives for depreciable and amortizable assets, measurement of our equity interest in Atlantic City Express Service, LLC (“ACES”), estimated cash flows in assessing the recoverability of long-lived assets, certain tax liabilities, self-insured liability reserves, various loyalty point programs, fair values of assets and liabilities measured at fair value, fair values of assets and liabilities disclosed at fair value, contingencies and litigation, claims and assessments. Actual results could differ from these estimates.

MARINA DISTRICT DEVELOPMENT COMPANY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Cont’d

Recently Issued Accounting Pronouncements

FASB Accounting Standards Codification

On July 1, 2009, the Financial Accounting Standards Board Accounting Standards Codification TM (the “ASC”) became the source of authoritative accounting principles recognized by the Financial Accounting Standards Board (“FASB”) to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. The implementation of the Codification did not initially have an impact on our consolidated financial statements, as it did not modify any existing authoritative GAAP.

Subsequent to the adoption of the Codification, any change to the source of authoritative GAAP will be communicated through an Accounting Standards Update (“ASU”). ASUs will be published by the FASB for all authoritative GAAP promulgated by the FASB, regardless of the form in which such guidance may have been issued prior to release of the Codification. Prior to inclusion in an ASU, the standard-setting organizations and regulatory agencies continue to issue proposed changes to the accounting standards in previous form (e.g., FASB Statements of Financial Accounting Standards, Emerging Issues Task Force Abstracts, FASB Staff Positions, SEC Staff Accounting Bulletins, etc.).

A variety of additional proposed or otherwise potential accounting standards are currently under study by standard-setting organizations and certain regulatory agencies. Because of the tentative and preliminary nature of such proposed standards, we have not yet determined the effect, if any, that the implementation of such proposed standards would have on our consolidated financial statements.

Convergence Project

The FASB and the International Accounting Standards Board (“IASB”) have each committed to develop high quality, compatible accounting standards that could be used for both domestic and cross-border financial reporting through a convergence of the presently separate standards. The FASB believes that the ultimate goal of convergence is a single set of high-quality, international accounting standards that companies worldwide would use for both domestic and cross-border financial reporting, which would require the convergence of GAAP and International Financial Reporting Standards (“IFRS”).

The FASB’s mission is to improve U.S. financial accounting standards for the benefit of present and potential investors, lenders, donors, and other creditors. The FASB believes that pursuing convergence of accounting standards is consistent with that mission. That is because investors, companies, auditors, and other participants in the U.S. financial reporting system should benefit from the increased comparability that would result from internationally converged accounting standards.

The FASB and IASB are working towards a work plan to address the significant differences in existence today; however, converged standards may be issued in 2011. While the ultimate timing of adoption of IFRS in the United States has not been committed, we will continue to evaluate the potential impact of the convergence standard on our consolidated financial statements.

MARINA DISTRICT DEVELOPMENT COMPANY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Cont’d

NOTE 2. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	December 31,
	2010	2009
	(In thousands)
Land	$87,301	$87,301
Buildings and improvements	1,391,304	1,388,396
Furniture and equipment	297,831	287,936
Construction in progress	7,330	8,100

Total property and equipment	1,783,766	1,771,733
Less accumulated depreciation	471,570	405,725

Property and equipment, net	$1,312,196	$1,366,008

Depreciation expense was $69.4 million, $76.7 million and $74.9 million during the years ended December 31, 2010, 2009 and 2008, respectively. Major items included in construction in progress at December 31, 2010 and 2009 consisted of various maintenance capital projects currently in process.

We test certain of these property and equipment assets for recoverability if a recent operating or cash flow loss, combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses, is associated with the use of a long-lived asset.

Impairment is the condition that exists when the carrying amount of a long-lived asset exceeds its fair value. An impairment loss shall be recognized only if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. That assessment shall be based on the carrying amount of the asset at the date it is tested for recoverability. An impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

NOTE 3. INVESTMENT IN AND ADVANCES TO UNCONSOLIDATED SUBSIDIARY, NET

In 2006, we entered into an agreement with two other Atlantic City casinos (both of which are owned by Caesars Entertainment Corp, formerly Harrah’s Entertainment Inc.) to form ACES. With each member having a 33.3% interest, this New Jersey limited liability company was formed for the purpose of contracting with New Jersey Transit to operate express rail service between Manhattan and Atlantic City, which operations commenced in February 2009. Each member has guaranteed, jointly and severally, liability for all terms, covenants and conditions of the ACES agreement with New Jersey Transit consisting primarily of the necessary operating and capital expenses of ACES. The responsibilities of the managing member will rotate annually among the members. Our investment in ACES was $5.2 million at December 31, 2010 .

MARINA DISTRICT DEVELOPMENT COMPANY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Cont’d

NOTE 4. ACCRUED LIABILITIES

Accrued liabilities consist of the following:

	December 31,
	2010	2009
	(In thousands)
Accrued expenses and other liabilities	$25,000	$26,120
Payroll and related expenses	18,609	19,116
Gaming liabilities	19,470	19,906
Accrued interest	31,656	790

Total accrued liabilities	$94,735	$65,932

NOTE 5. LONG-TERM DEBT, NET

Long-term debt, net consists of the following:

	December 31, 2010				December 31, 2009
	Outstanding Principal	Unamortized Discount	Unamortized Origination Fees	Long- Term Debt, Net	Long-Term Debt, Net
	(In thousands)
Bank credit facility	$60,900	$—	$—	$60,900	$679,619
9.50% senior secured notes due 2015	400,000	(3,969)	(9,319)	386,712	—
9.875% senior secured notes due 2018	400,000	(2,648)	(9,594)	387,758	—

	$860,900	$(6,617)	$(18,913)	$835,370	$679,619

Bank Credit Facility

Our bank credit facility provides for a $150.0 million senior secured revolving credit facility and matures in August 2014. The bank credit facility is guaranteed on a senior secured basis by MDDC and any future subsidiaries of MDDC and is secured by a first priority lien on substantially all assets, subject to certain exceptions. The obligations under the bank credit facility will have priority in payment to payment of the senior secured notes, discussed below.

Neither BAC nor MAC, either of their parent companies, or the Divestiture Trust are guarantors of our new bank credit facility.

Outstanding borrowings under the bank credit facility accrue interest at a rate based upon either: (i) the highest of (a) the agent bank’s quoted prime rate, (b) the one-month Eurodollar rate plus 1.00%, or (c) the daily federal funds rate plus 1.50%, and in any event not less than 1.50% (such highest rate, the “base rate”), or (ii) the Eurodollar rate, plus with respect to each of clause (i) and (ii) an applicable margin as provided in the bank credit facility. In addition, a commitment fee is incurred on the unused portion of the bank credit facility ranging from 0.50% per annum to 1.00% per annum.

At December 31, 2010, the outstanding balance under the bank credit facility was $60.9 million, leaving contractual availability of $89.1 million. The blended interest rate on the outstanding borrowings at December 31, 2010 was 4.5%.

MARINA DISTRICT DEVELOPMENT COMPANY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Cont’d

The bank credit facility contains certain financial and other covenants, including, without limitation, (i) establishing a minimum consolidated earnings before interest, income taxes and depreciation and amortization (“EBITDA”) (as defined in the bank credit facility) of $150 million over each trailing twelve-month period ending on the last day of each calendar quarter; (ii) establishing a minimum liquidity (as defined in the bank credit facility) of $30 million as of the end of each calendar quarter; (iii) imposing limitations on MDFC’s ability to incur additional debt; and (iv) imposing restrictions on our ability to pay dividends and make other distributions, make certain restricted payments, create liens, enter into transactions with affiliates, merge or consolidate, and engage in unrelated business activities. We believe that we were in compliance with the bank credit facility covenants, including minimum consolidated EBITDA and minimum liquidity, which, at December 31, 2010, were $170.7 million and $89.2 million, respectively.

In connection with closing of the bank credit facility and the senior secured notes, the former bank credit facility, which provided up to $730 million in aggregate availability and was scheduled to mature in January 2011, was terminated. The outstanding balance, including all principal and accrued interest amounts of $604.4 million were repaid in full on August 6, 2010. As a result of the termination, during the year ended December 31, 2010, we wrote-off approximately $2.0 million of unamortized debt financing costs associated with the former credit facility. At December 31, 2009, the outstanding balance under this former bank credit facility was $679.6 million, and the blended interest rate on the outstanding borrowings at such date was 2.7%.

Senior Secured Notes

9.5% Senior Secured Notes Due 2015

On August 6, 2010, MDFC issued, through a private placement, $400 million principal amount of 9.5% senior secured notes due 2015, at an issue price of 98.943%, resulting in a discount at issuance of $4.1 million. The notes require semi-annual interest payments on April 15 and October 15, commencing April 15, 2011. The notes are guaranteed on a senior secured basis by MDDC and any future restricted subsidiaries of MDDC. The notes contain covenants that, among other things, limit MDFC’s ability and the ability of MDDC to (i) incur additional indebtedness or liens; (ii) pay dividends or make distributions; (iii) make certain investments; (iv) sell or merge with other companies; and (v) enter into certain types of transactions. We believe that we were in compliance with these covenants at December 31, 2010 .

At any time prior to October 15, 2013, the notes may be redeemed at 100% of the principal amount thereof, plus a “make-whole premium” and accrued and unpaid interest. In addition, until October 15, 2013, MDFC may redeem up to 35% of the notes at a redemption price of 109.50% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date, with the net cash proceeds from certain equity offerings. In addition, at any time prior to October 15, 2013, MDFC may redeem up to an aggregate of 10% of the notes in each twelve month period at a redemption price of 103% of the principal amount thereof plus accrued and unpaid interest, if any, to, but not including, the redemption date. On or after October 15, 2013, MDFC shall have the option to redeem the 2015 notes, in whole or in part, at redemption prices (expressed as percentages of the principal amount) ranging from 104.75% beginning on October 15, 2013 to 102.375% beginning on October 15, 2014, plus accrued and unpaid interest, to the applicable redemption date.

9.875% Senior Secured Notes Due 2018

On August 6, 2010, MDFC issued, through a private placement, $400 million principal amount of 9.875% senior secured notes due 2018, at an issue price of 99.315%, resulting in an original issue discount of $2.7 million. The notes require semi-annual interest payments on February 15 and August 15, commencing February 15, 2011. The notes are guaranteed on a senior secured basis by MDDC and any future restricted subsidiaries of MDDC. The

MARINA DISTRICT DEVELOPMENT COMPANY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Cont’d

notes contain covenants that, among other things, limit MDFC’s ability and the ability of MDDC to (i) incur additional indebtedness or liens; (ii) pay dividends or make distributions; (iii) make certain investments; (iv) sell or merge with other companies; and (v) enter into certain types of transactions. We believe that we were in compliance with these covenants at December 31, 2010 .

At any time prior to August 15, 2014, the notes may be redeemed at 100% of the principal amount thereof, plus a “make-whole premium” and accrued and unpaid interest. In addition, until August 15, 2013, MDFC may redeem up to 35% of the notes at a redemption price of 109.875% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date, with the net cash proceeds from certain equity offerings. In addition, at any time prior to August 15, 2013, MDFC may redeem up to an aggregate of 10% of the notes in each twelve month period at a redemption price of 103% of the principal amount thereof plus accrued and unpaid interest, if any, to, but not including, the redemption date. On or after August 15, 2014, MDFC shall have the option to redeem the 2018 notes, in whole or in part, at redemption prices (expressed as percentages of the principal amount) ranging from 104.938% beginning on August 15, 2014, to 102.469% beginning on August 15, 2015, to 100% beginning on August 15, 2016 and thereafter, plus accrued and unpaid interest, to the applicable redemption date.

The original issue discounts have been recorded as adjustments to the face amounts of these notes and are being accreted to interest expense over the terms of the notes using the effective interest method. At December 31, 2010, the effective interest rate on the 9.50% notes due 2015 notes was 10.2% and on the 9.875% notes due 2018 was 10.3%.

In connection with the private placement of the notes, we entered into a registration rights agreement with the initial purchasers in which we agreed to file a registration statement with the SEC to permit the holders to exchange or resell the notes. We must use reasonable best efforts to have the registration statement declared effective within 310 days after the issuance of the notes and consummate the exchange offer within 365 days after the issuance of the notes, subject to certain suspension and other rights set forth in the registration rights agreement. In the event that the registration statement is not filed or declared effective or the exchange offer is not consummated within these deadlines, the agreement provides that additional interest will accrue on the principal amount of the notes at a rate of 0.25% per annum during the 90-day period immediately following any of these events and will increase by 0.25% per annum at the end of each subsequent 90-day period, but in no event will the penalty rate exceed 1.00% per annum. There are no other alternative settlement methods and, other than the 1.00% per annum maximum penalty rate, the agreement contains no limit on the maximum potential amount of consideration that could be transferred in the event we do not meet the registration statement filing requirements. We currently intend to file a registration statement, have it declared effective and consummate any exchange offer within these time periods. Accordingly, we do not believe that payment of additional interest under the registration payment arrangement is probable and, therefore, no related liability has been recorded in the consolidated financial statements.

MARINA DISTRICT DEVELOPMENT COMPANY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Cont’d

The scheduled maturities of the face amounts of long-term debt, as of December 31, 2010 are as follows (in thousands):

For the Year Ending December 31,
2011	$—
2012	—
2013	—
2014	60,900
2015	400,000
Thereafter	400,000

$860,900

NOTE 6. INCOME TAXES

Provision for State Income Taxes

A summary of the provision for state income taxes is as follows:

	December 31,
	2010	2009	2008
	(In thousands)
State
Current	$4,436	$7,007	$762
Deferred	837	3,931	2,208

Provision for state income taxes	$5,273	$10,938	$2,970

The following table provides a reconciliation between the state statutory rate and the effective income tax rate where both are expressed as a percentage of income.

	December 31,
	2010	2009	2008
Tax provision at state statutory rate	9.0%	9.0%	9.0%
Interest	1.4	(0.3)	1.0
New jobs investment tax credit	—	—	(5.8)
Other, net	0.3	0.5	(0.8)

Total state income tax provision	10.7%	9.2%	3.4%

Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are provided to record the effects of temporary differences between the tax basis of an asset or liability and its amount as reported in our consolidated balance sheets. These temporary differences result in taxable or deductible amounts in future years.

MARINA DISTRICT DEVELOPMENT COMPANY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Cont’d

The components comprising the Company’s net deferred state tax liability are as follows:

	December 31,
	2010	2009
	(In thousands)
Deferred tax assets
Gaming taxes	$1,801	$1,607
Provision for doubtful accounts	1,792	1,882
Reserve for employee benefits	577	628
Preopening expenses	—	32
Other	881	562

Gross deferred state tax assets	5,051	4,711

Deferred state tax liabilities
Difference between book and tax basis of property	$16,710	$16,408
Reserve differential for gaming activities	146	164
Other	896	901

Gross deferred state tax liabilities	17,752	17,473

Net deferred state tax liabilities	$12,701	$12,762

The items comprising our deferred income taxes as presented on our consolidated balance sheets are as follows:

	Year Ended December 31,
	2010	2009
	(In thousands)
Non-current deferred income tax liability	$13,922	$14,082
Current deferred income tax asset	1,221	1,320

Net deferred state tax liability	$12,701	$12,762

In connection with our formation in 2000, MAC contributed assets consisting of land and South Jersey Transportation Authority bonds with a tax basis of approximately $9.2 million and $13.8 million, respectively. The recorded book value of those assets was $90 million. Pursuant to the Joint Venture and Tax Sharing Agreements between MAC and BAC, any subsequent gain or loss associated with the sale of the MAC contributed property would be allocated directly to MAC for both state and federal income tax purposes. As such, no state deferred tax liability has been recorded in connection with the book and tax basis differences related to the MAC contributed property.

New Jersey New Jobs Investment Tax Credit

Based on New Jersey state income tax rules, we are eligible for a refundable state tax credit under the New Jersey New Jobs Investment Tax Credit (“New Jobs Tax Credit”) because we made a qualified investment in a new business facility that created new jobs. We recorded $5.0 million of net New Jobs Tax Credits in arriving at our state income taxes on the consolidated statement of operations for the year ended December 31, 2008.

Accounting for Uncertain Tax Positions

The impact an uncertain income tax position has on a filed income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain

MARINA DISTRICT DEVELOPMENT COMPANY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Cont’d

income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Accounting guidance, which is applicable to all income tax positions, provides direction on derecognition, classification, interest and penalties, accounting in interim periods and disclosure.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Year Ended December 31,
	2010	2009	2008
	(In thousands)
Unrecognized tax benefit, January 1	$8,714	$7,789	$8,220
Additions based on tax positions related to current year	236	333	252
Additions based on tax positions related to prior years	—	1,852	55
Reductions based on tax positions settled with taxing authorities	—	(121)	—
Reductions based on tax positions related to prior years	(114)	(1,139)	(738)

Unrecognized tax benefit, December 31	$8,836	$8,714	$7,789

Included in the $8.8 million balance of unrecognized tax benefits at December 31, 2010 are $5.8 million of tax benefits that, if recognized, would affect the effective tax rate and $3.0 million of tax benefits that, if recognized, would result in adjustments to other tax accounts, primarily deferred taxes.

We recognize accrued interest and penalties related to unrecognized tax benefits in the income tax provision. During the years ended December 31, 2010, 2009 and 2008, we recognized accrued interest of approximately $0.8 million, $(0.3) million and $0.9 million, respectively. We have accrued $3.0 million and $2.2 million for the payment of interest accrued at December 31, 2010 and 2009, respectively.

Status of Examinations

We are subject to state taxation in New Jersey and our state tax returns are subject to examination for tax years ended on or after December 31, 2001. Statute expirations, related to state income tax returns filed for years prior to December 31, 2006 have been extended to January 31, 2012. The statute of limitations for all remaining state income tax returns will begin to expire over the period October 2012 through October 2015. As we are a partnership for federal income tax purposes, we are not subject to federal income tax.

During the first quarter 2011, the Internal Revenue Service began fieldwork in connection with the audit of our federal income tax returns filed for the years ended December 31, 2005 through 2009. During 2009, the Internal Revenue Service concluded its field examination of our federal income tax returns filed for the years ended December 31, 2003 and December 31, 2004. We reached a partial agreement in connection with the adjustments proposed in the audit and are appealing the unresolved issues. Any adjustments related to the federal examination would affect MAC and BAC, as we are not subject to federal income tax. Additionally, our New Jersey state income tax returns for the years ended December 31, 2003 through December 31, 2006 are under audit by the New Jersey Division of Taxation. As the audit is in its preliminary stages, it is difficult to determine when these examinations will be closed. We have recorded the expected state tax impact, to our unrecognized tax benefits, of certain federal income tax adjustments that have been settled with the Internal Revenue Service, for which the state and federal tax treatment should be consistent. As it relates to years under audit and unaudited open years, we do not anticipate any material changes or required cash payments, over the next 12 month period, to our unrecognized tax benefits as of December 31, 2010 .

MARINA DISTRICT DEVELOPMENT COMPANY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Cont’d

NOTE 7. COMMITMENTS AND CONTINGENCIES

Commitments

Leases

As of December 31, 2010, MDDC owns approximately 26.0 acres of land and all improvements thereon with respect to that portion of the property consisting of the Borgata hotel. In addition, MDDC, as lessee, entered into a series of ground leases with MGM, as lessor, for a total of approximately 19.6 acres of land underlying the public space expansion, the rooms expansion, a parking structure, a surface parking lot, and a proposed alternative parking structure. On November 4, 2010, MGM announced that it had closed the sale of land leased to MDDC for the public space expansion, rooms expansion, parking structure and proposed alternative parking structure. Other than MDDC’s obligation to pay rent (in an amount equal to the amount paid under the parking structure ground lease) and property taxes pursuant to the alternative parking structure ground lease, our obligations under the ground leases were not modified by the sale. The leases consist of:

•

Lease and Option Agreement, dated as of January 16, 2002, as amended by a letter agreement, dated April 10, 2009, a letter agreement, dated September 21, 2009, the Modification of Lease and Option Agreement, dated as of August 20, 2004, and the Second Modification of Employee Parking Structure Lease and Option Agreement, dated March 23, 2010, for approximately 2.0 acres of land underlying the parking garage;

•

Expansion Ground Lease, dated as of January 1, 2005, as amended by the Modification of Expansion Ground Lease, dated March 23, 2010, for approximately 3.5 acres of land underlying the Public Space Expansion;

•

Tower Expansion & Additional Structured Parking Ground Lease Agreement, dated as of January 1, 2005, as amended by the Modification of Tower Expansion & Additional Structured Parking Ground Lease Agreement, dated February 20, 2010, and the Second Modification of Tower Expansion & Additional Structured Parking Ground Lease Agreement, dated March 23, 2010, for approximately 1.6 acres of land underlying the Rooms Expansion and 2.7 acres of land underlying a parking structure each;

•

Surface Lot Ground Lease, dated as of August 20, 2004, as amended by the Modification of Surface Lot Ground Lease, dated March 23, 2010, for approximately 8.4 acres of land consisting of the surface parking lot; and

•	Ground Lease Agreement, dated as of March 23, 2010, for approximately 1.4 acres of land underlying a proposed additional parking structure.

Pursuant to the alternative parking structure ground lease, (i) commencing on the date of the Divestiture Trust’s agreement to sell the land underlying the ground leases, MDDC became responsible for all real property taxes assessed against the land underlying the alternative parking structure ground lease and (ii) payment of monthly rent under the alternative parking structure ground lease shall be deferred until the earliest to occur of (x) the date 18 months following the execution of the sale agreement, (y) completion of construction of The Water Club parking garage, and (z) expiration of the term of the Divestiture Trust. Effective as of the date of execution of the sale agreement, the monthly rent due under the alternative parking structure ground lease was in an amount consistent with the rent due under the parking structure ground lease on a per square foot basis.

The lease terms extend until December 31, 2070 with the exception of the surface parking lot lease which could be terminated by either party upon 30 days written notice. In addition, the surface parking lot ground lease will terminate on any termination of the Divestiture Trust, unless the NJCCC approves an extended term of such lease.

MARINA DISTRICT DEVELOPMENT COMPANY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Cont’d

MDDC owns all improvements made on the leased lands during the term of each ground lease. Upon expiration of such term, ownership of such improvements reverts back to the landlord.

If during the term of the rooms expansion ground lease, the public space expansion ground lease or the alternate parking structure ground lease, the third party landlord (“Landlord”) or any person associated with the Landlord is found by the NJCCC to be unsuitable to be associated with a casino enterprise and such person is not removed from such association in a manner acceptable to the NJCCC, then MDDC may, upon written notice to the Landlord, elect to purchase the leased land for the appraised value as determined under the terms of such ground leases, unless the Landlord elects, upon receipt of such notice, to sell the land to a third party, subject to the ground leases. If the Landlord elects to sell the land to a third party but is unable to do so within one year, then the Landlord must sell the land to MDDC for the appraised value.

In addition, MDDC has an option to purchase the land leased under the parking structure ground lease at any time during the term of that lease so long as it is not in default thereunder, at fair market value as determined in accordance with the terms of parking structure ground lease. In the event that the land underlying the surface parking lot ground lease is sold to a third party, MDDC has the option to build a parking garage, if necessary, to replace the lost parking spaces on the land underlying the alternate parking structure ground lease.

Future Minimum Lease Payments and Rental Income

Future minimum lease payments required under noncancelable operating leases (principally for land, see above and Note 12, Related Party Transactions ) as of December 31, 2010 are as follows (in thousands):

2011	$6,558
2012	6,435
2013	5,861
2014	5,708
2015	5,708
Thereafter	313,949

Total	$344,219

For the years ended December 31, 2010, 2009 and 2008, total rent expense was $12.0 million, $12.7 million and $13.8 million, respectively, portions of which were related to our rooms expansion were included in preopening expense in the consolidated statements of operations.

Future minimum rental income, which is primarily related to retail and restaurant facilities located within our properties, as of December 31, 2010 is as follows (in thousands):

2011	$1,772
2012	1,772
2013	1,206
2014	413
2015	413
Thereafter	832

Total	$6,408

For the years ended December 31, 2010, 2009 and 2008, total rent income was $3.3 million, $3.3 million and $3.6 million, respectively, which is recorded as other income in the consolidated statements of operations.

MARINA DISTRICT DEVELOPMENT COMPANY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Cont’d

Tax Credits

Based on New Jersey state income tax rules, we are eligible for a refundable state tax credit under the New Jobs Tax Credit because we made a qualified investment in a new business facility that created new jobs. We recorded $5.0 million of net New Jobs Tax Credits in arriving at our state income tax provision for the year ended December 31, 2008.

Expansions

On June 27, 2008, we held the grand opening of our second hotel, The Water Club. The Water Club is a 798-room hotel, featuring five swimming pools, a state-of-the-art spa, and additional meeting and retail space. We financed the expansion from our cash flows from operations and through borrowings under our bank credit facility.

On September 23, 2007, The Water Club, then under construction, sustained a fire that caused damage to property with a carrying value of approximately $11.4 million. Our insurance policies included coverage for replacement costs related to property damage, with the exception of minor amounts principally related to insurance deductibles and certain other limitations. In addition, we had “delay-in-completion” insurance coverage for The Water Club for certain costs, subject to various limitations and deductibles. On August 10, 2009, we reached a final settlement of $40 million with our insurance carrier and recognized a gain of $28.7 million, included in other items and write-downs, net, on our consolidated statement of income, representing the amount of insurance advances in excess of the $11.3 million carrying value of assets damaged and destroyed by the fire (after our $0.1 million deductible).

Utility Contract

In 2005, we amended our executory contracts with a wholly-owned subsidiary of a local utility company, extending the end of the terms to 20 years from the opening of The Water Club. The utility company provides us with electricity and thermal energy (hot water and chilled water). Obligations under the thermal energy executory contract contain both fixed fees and variable fees based upon usage rates. The fixed fee components under the thermal energy executory contract are currently estimated at approximately $11.4 million per annum. We also committed to purchase a certain portion of our electricity demand at essentially a fixed rate, which is estimated at approximately $1.7 million per annum. Electricity demand in excess of the commitment is subject to market rates based on our tariff class.

Investment Alternative Tax

The New Jersey Casino Control Act provides, among other things, for an assessment of licensees equal to 1.25% of their gross gaming revenues in lieu of an investment alternative tax equal to 2.5% of gross gaming revenues. Generally, we may satisfy this investment obligation by investing in qualified eligible direct investments, by making qualified contributions or by depositing funds with the CRDA. Funds deposited with the CRDA may be used to purchase bonds designated by the CRDA or, under certain circumstances, may be donated to the CRDA in exchange for credits against future CRDA investment obligations. CRDA bonds have terms up to fifty years and bear interest at below market rates.

Our CRDA obligations for the years ended December 31, 2010 and 2009 were $8.1 million and $8.7 million, respectively, of which valuation provisions of $4.6 million and $5.1 million, respectively, were recorded due to the respective underlying agreements.

MARINA DISTRICT DEVELOPMENT COMPANY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Cont’d

Purse Enhancement Agreement

In August 2008, we and the ten other casinos in the Atlantic City market (collectively, the “Casinos”) entered into a Purse Enhancement Agreement (the “Agreement”) with the New Jersey Sports & Exposition Authority (the “NJSEA”) and the CRDA in the interest of further deferring or preventing the proliferation of competitive gaming at New Jersey racing tracks through December 31, 2011. In addition to the continued prohibition of casino gaming in New Jersey outside of Atlantic City, legislation was enacted to provide for the deduction of certain promotional gaming credits from the calculation of the tax on casino gross revenue.

Under the terms of the Agreement, the Casinos are required to make scheduled payments to the NJSEA totaling $90 million to be used for certain authorized purposes (the “Authorized Uses”) as defined by the Agreement. In the event any of the $90 million is not used by NJSEA for the Authorized Uses by January 1, 2012, the unused funds shall be returned by NJSEA to the Casinos pro rata based upon the share each casino contributed. For each year, each casino’s share of the scheduled payments will equate to a percentage representing its gross gaming revenue for the prior calendar year compared to the gross gaming revenues for that period for all Casinos. Each casino, solely and individually, shall be responsible for its respective share of the scheduled amounts due. In the event that any casino shall fail to make its payment as required, the remaining Casinos shall have the right, but not the obligation, to cure a payment delinquency. As a result, we expense our pro rata share of the $90 million, estimated to be approximately $15.0 million based on our actual market shares of gross gaming revenue, on a straight-line basis over the applicable term of the Agreement. We recorded expense of $5.1 million and $4.8 million during the years ended December 31, 2010 and 2009, respectively.

Contingencies

Legal Matters

We are subject to various claims and litigation in the ordinary course of business. In our opinion, all pending legal matters are either adequately covered by insurance, or if not insured, will not have a material adverse impact on our financial position, results of operations or cash flows.

NOTE 8. FAIR VALUE MEASUREMENTS

We have adopted the authoritative accounting guidance for fair value measurements, which does not determine or affect the circumstances under which fair value measurements are used, but defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions.

These inputs create the following fair value hierarchy:

•	Level 1 : Quoted prices for identical instruments in active markets.

•

Level 2 : Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

•	Level 3 : Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

MARINA DISTRICT DEVELOPMENT COMPANY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Cont’d

As required by the guidance for fair value measurements, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Thus, assets and liabilities categorized as Level 3 may be measured at fair value using inputs that are observable (Levels 1 and 2) and unobservable (Level 3). Management’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of assets and liabilities and their placement within the fair value hierarchy levels.

Balances Measured at Fair Value

The following tables show the fair values of certain of our financial instruments (in thousands).

	December 31, 2010
	Balance	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$42,099	$42,099	$—	$—
CRDA deposits	35,759	35,759	—	—

	December 31, 2009
	Balance	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$46,894	$46,894	$—	$—
CRDA deposits	31,492	31,492	—	—

The fair value of our cash and cash equivalents, classified in the fair value hierarchy as Level 1, is based on statements received from our banks at December 31, 2010 and 2009. The fair value of our CRDA deposits, classified in the fair value hierarchy as Level 1, is based on statements received from the CRDA at December 31, 2010 and 2009.

Balances Disclosed at Fair Value

The following table provides the fair value measurement information about our long-term debt at December 31, 2010 .

	December 31, 2010
	Outstanding Face Amount	Carrying Value	Estimated Fair Value	Fair Value Hierarchy
	(In thousands)
Bank credit facility	$60,900	$60,900	$60,900	Level 2
9.50% Senior Secured Notes due 2015	400,000	386,712	375,111	Level 1
9.875% Senior Secured Notes due 2018	400,000	387,758	379,518	Level 1

Total long-term debt	$860,900	$835,370	$815,529

The estimated fair value of our bank credit facility at December 31, 2010 approximates its carrying value due to the short-term nature and variable repricing of the underlying Eurodollar loans comprising our bank credit facility. The estimated fair values of our senior secured notes are based on quoted market prices as of December 31, 2010 .

MARINA DISTRICT DEVELOPMENT COMPANY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Cont’d

There were no transfers between Level 1 and Level 2 measurements during the year ended December 31, 2010 .

NOTE 9. OTHER ITEMS AND WRITE-DOWNS, NET

Other items and write-downs, net, is comprised of the following:

	Year Ended December 31,
	2010	2009	2008
	(In thousands)
Loss on disposal of assets	$60	$129	$1
Gain from insurance recoveries	—	(28,735)	—
Fire-related other items and write-downs, net	—	—	161

Other items and write-downs, net	$60	$(28,606)	$162

Loss on Disposal of Assets

Loss on disposal of assets is comprised of amounts recognized in connection with our disposal of assets in the ordinary course of business.

Gain from Insurance Recoveries

On September 23, 2007, The Water Club, our 798-room boutique hotel expansion then under construction, sustained a fire that caused damage to property with a carrying value of approximately $11.4 million. Our insurance policies included coverage for replacement costs related to property damage, with the exception of minor amounts principally related to insurance deductibles and certain other limitations. In addition, we carried “delay-in-completion” insurance coverage for The Water Club for certain costs, subject to various limitations and deductibles. On August 10, 2009, we reached a final settlement of $40 million with our insurance carrier and recognized a gain of $28.7 million, included in other items and write-downs, net on our consolidated statement of operations, representing the amount of insurance advances in excess of the $11.3 million carrying value of assets damaged and destroyed by the fire (after our $0.1 million deductible).

NOTE 10. EMPLOYEE BENEFIT PLANS

We contribute to multi-employer pension plans under various union agreements. Contributions, based on wages paid to covered employees, totaled approximately $6.0 million, $5.8 million and $6.0 million for the years ended December 31, 2010, 2009 and 2008, respectively. Our share of the unfunded vested liability related to its pension plans is $47.1 million.

We have a retirement savings plan under Section 401(k) of the Internal Revenue Code covering our non-union employees. The plan allows employees to defer up to the lessor of the Internal Revenue Code prescribed maximum amount or 100% of their income on a pre-tax basis through contributions to the plan. We expensed our voluntary contributions to the 401(k) plan of $1.5 million, $1.7 million and $3.3 million for the years ended December 31, 2010, 2009 and 2008, respectively.

MARINA DISTRICT DEVELOPMENT COMPANY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Cont’d

NOTE 11. SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table presents selected quarterly financial information for the years ended December 31, 2010 and 2009 .

	Year Ended December 31, 2010
	First	Second	Third	Fourth	Year
	(In thousands)
Summary Operating Results:
Net revenues	$175,066	$186,892	$207,687	$168,784	$738,429
Operating income	19,570	24,712	37,871	17,540	99,693
Net income (loss)	12,520	17,287	18,550	(4,136)	44,221

	Year Ended December 31, 2009
	First	Second	Third	Fourth	Year
	(In thousands)
Summary Operating Results:
Net revenues	$187,890	$191,513	$222,597	$175,408	$777,408
Operating income	25,492	27,269	77,028	17,058	146,847
Net income	16,449	18,261	62,619	10,912	108,241

NOTE 12. RELATED PARTY TRANSACTIONS

We engage in transactions with BAC and MAC in the ordinary course of business. Related party balances are non-interest bearing and are included in accounts receivable or accrued liabilities, as applicable, on the consolidated balance sheets.

Ground Leases

We entered into a series of ground lease agreements with MGM totaling 19.6 acres that provides the land on which our existing employee parking garage, public space expansion, rooms expansion, modified surface parking lot and proposed alternative parking structure reside. The lease terms extend until December 31, 2070 with the exception of the surface parking lot lease which could be terminated by either party upon 30 days written notice. We did not have any amounts due to MGM or the new land owner for these types of expenditures at either December 31, 2010 or 2009. On November 4, 2010, MGM sold the land comprising the employee parking garage, public space expansion, rooms expansion and proposed alternative parking structure reside. Related rent incurred was $5.4 million, $6.5 million and $6.1 million for the years ended December 31, 2010, 2009 and 2008, respectively, which was included in selling, general and administrative on the consolidated statements of operations.

Pursuant to the ground lease agreements, we are responsible for reimbursing the land owner for related property taxes paid on our behalf. We did not have any amounts due to MGM or the new land owner for these types of expenditures at either December 31, 2010 or 2009. Related property tax incurred was $12.9 million, $12.2 million and $11.7 million for the years ended December 31, 2010, 2009 and 2008, respectively, which was included in selling, general and administrative on the consolidated statements of operations.

Compensation of Certain Employees

We reimburse BAC for compensation paid to employees performing services for us and for out-of-pocket costs and expenses incurred related to travel. BAC is also reimbursed for various payments made on our behalf, primarily related to third party insurance premiums and certain financing fees. The related amounts due to BAC for these types of expenditures paid by BAC

MARINA DISTRICT DEVELOPMENT COMPANY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—Cont’d

were $0.9 million and $0.8 million at December 31, 2010 and 2009, respectively. Reimbursable expenditures were $9.1 million, $7.4 million and $9.2 million for each of the years ended December 31, 2010, 2009 and 2008, respectively. In each case, reimbursable expenses are included in selling, general and administrative on the consolidated statements of operations.

NOTE 13. SUBSEQUENT EVENTS

We have evaluated all events or transactions that occurred after December 31, 2010 and through March 15, 2011, the date these consolidated financial statements were available to be issued. During this period, we did not have any material subsequent events.

No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the exchange offer covered by this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the company. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the company since the dates as of which information is given in this prospectus. This prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

Until                     , 2011 (90 days after the expiration date of this exchange offer), all dealers effecting transactions in the exchange notes, whether or not participating in this exchange offer, may be required to deliver a prospectus.

All tendered old notes, executed letters of transmittal and other related documents should be directed to the exchange agent. Questions and requests for assistance and requests for additional copies of this prospectus, the letter of transmittal and other related documents should be addressed to the exchange agent as follows:

The exchange agent for the exchange offer is:

U.S. Bank National Association

60 Livingston Avenue

St. Paul, Minnesota 55107

Attention: Specialized Finance

By Facsimile Transmission:

(651) 495-8158

Confirm by Telephone:

(651) 495-3513

(Originals of all documents submitted by facsimile should be sent promptly by hand, overnight courier, or registered or certified mail. Fax cover sheets should provide a call back phone number and request a call back, upon receipt).

Marina District Finance Company, Inc.

$800,000,000

Offer to Exchange

$400,000,000 of 9 1/2% Senior Secured Notes due 2015, Which Have Been Registered Under the Securities Act, for any and all Outstanding 9 1/2% Senior Secured Notes due 2015

$400,000,000 of 9 7/8% Senior Secured Notes due 2018, Which Have Been Registered Under the Securities Act, for any and all Outstanding 9 7/8% Senior Secured Notes due 2018

Prospectus

Dated —, 2011

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Under Statute 14A:3-5 of the New Jersey Business Corporations Act, corporations have the power to indemnify and insure its directors and officers against liabilities they may incur in their capacities as such. Under Statute 42:2B-10 of the New Jersey Limited Liability Company Act, limited liability companies may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.

The Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws of MDFC and the Operating Agreement of MDDC contain provisions that provide for indemnification of directors, officers, employees and other agents to the maximum extent permitted by New Jersey law, as the case may be.

In addition, Boyd’s amended and restated articles of incorporation and amended and restated bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by law. Boyd also has have entered into indemnification agreements with its executive officers and directors and provides indemnity insurance pursuant to which directors and officers are indemnified or insured against liability or loss under certain circumstances which may include liability or related loss under the Securities Act and the Exchange Act. As discussed, each of MDFC’s directors and executive officers also serves as a director and/or executive officer, respectively, for Boyd.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 21.	Exhibits and Financial Statement Schedules

(a) Exhibits

EXHIBIT INDEX

Exhibit Number	Document

3.1	Amended and Restated Certificate of Incorporation of Marina District Finance Company, Inc.

3.2	Amended and Restated Bylaws of Marina District Finance Company, Inc.

3.3	Operating Agreement of Marina District Development Company, LLC.

4.1	Indenture dated as of August 6, 2010 by and among Marina District Finance Company, Inc., Marina District Development Company, LLC and U.S. Bank National Association, as trustee.

4.2	Form of 9.500% Senior Secured Note due 2015 (included in Exhibit 4.1).

4.3	Form of 9.875% Senior Secured Note due 2018 (included in Exhibit 4.1).

4.4	Registration Rights Agreement dated August 6, 2010 by and among Marina District Finance Company, Inc., Marina District Development Company, LLC, any additional Guarantors and Banc of America Securities LLC.

4.5	Credit Agreement dated August 6, 2010 by and among Marina District Finance Company, Inc., Marina District Development Company, LLC, certain financial institutions and Wells Fargo Bank, National Association, as administrative agent.

4.6	First Lien Intercreditor and Collateral Agency Agreement dated August 6, 2010 by and among U.S. Bank National Association, as trustee, Wells Fargo Bank, National Association as Collateral Agent and administrative agent under the Credit Facility, Marina District Finance Company, Inc. and Marina District Development Company, LLC.

4.7	Fee and Leasehold Mortgage, Assignment of Rents and Leases, Fixture Filing and Security Agreement dated August 6, 2010 by and among Marina District Development Company, LLC and Wells Fargo Bank, National Association as Collateral Agent.

4.8	Security Agreement dated August 6, 2010 by and among Marina District Finance Company, Inc., Marina District Development Company, LLC, Wells Fargo Bank, National Association as Collateral Agent and the Secured Parties.

4.9	Intercompany Note due 2015 dated August 6, 2010 by and between Marina District Development Company, LLC and Marina District Finance Company, Inc.

4.10	Intercompany Note due 2018 dated August 6, 2010 by and between Marina District Development Company, LLC and Marina District Finance Company, Inc.

4.11	Intercompany Note dated August 6, 2010 by and between Marina District Development Company, LLC and Marina District Finance Company, Inc.

5.1	Opinion of Morrison & Foerster LLP.

10.1	Lease and Option Agreement dated January 16, 2002, as amended by the Modification of Lease and Option Agreement, dated August 20, 2004, and the Second Modification of Employee Parking Structure Lease and Option Agreement, dated March 23, 2010.

10.2	Expansion Ground Lease, dated January 1, 2005, as amended by the Modification of Expansion Ground Lease, dated March 23, 2010.

Exhibit Number	Document

10.3	Tower Expansion & Additional Structured Parking Ground Lease Agreement, dated January 1, 2005, as amended by the Modification of Tower Expansion & Additional Structured Parking Ground Lease Agreement, dated February 20, 2009, and the Second Modification of Tower Expansion & Additional Structured Parking Ground Lease Agreement, dated March 23, 2010.

10.4	Surface Lot Ground Lease, dated August 20, 2004, as amended by a letter agreement, dated April 10, 2009, a letter agreement, dated September 21, 2009, and the Modification of Surface Lot Ground Lease, dated March 23, 2010.

10.5	Ground Lease Agreement, dated as of March 23, 2010.

12.1	Computation of Ratio of Earnings to Fixed Charges.

23.1	Consent of Deloitte & Touche LLP.

23.2	Consent of Morrison & Foerster LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included in Part II of this Registration Statement).

25.1	Statement of Eligibility of U.S. Bank National Association, as trustee, on Form T-1.

99.1	Form of Letter of Transmittal.

99.2	Form of Notice of Guaranteed Delivery.

99.3	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(b) Financial Statement Schedules

Index to Consolidated Financial Statements incorporated by reference.

Item 22.	Undertakings

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act (“Act”) in accordance with the rules and regulations prescribed by the Commission under section 305(b)2 of the Act.

(c) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Atlantic City, State of New Jersey, on April 1, 2011.

MARINA DISTRICT FINANCE COMPANY, INC.

By:	/s/ Josh Hirsberg
Josh Hirsberg
Vice President; Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)

POWER OF ATTORNEY

Each of the undersigned hereby appoints Keith Smith and Robert L. Boughner, and each of them (with full power in each to act alone), as attorneys-in-fact and agents for the undersigned, each with full power of substitution for and in the name, place, and stead of the undersigned, to sign and file with the Commission under the Securities Act any and all amendments and exhibits to this Registration Statement and any and all applications, instruments, and other documents to be filed with the Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite or desirable, hereby ratifying and confirming all that each of said attorneys-in-fact, their substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ William S. Boyd William S. Boyd	Director	April 1, 2011

/s/ Keith Smith Keith Smith	President and Director (Principal Executive Officer)	April 1, 2011

/s/ Marianne Boyd Johnson Marianne Boyd Johnson	Director	April 1, 2011

/s/ Robert L. Boughner Robert L. Boughner	Executive Vice President and Chief Operating Officer	April 1, 2011

/s/ Josh Hirsberg Josh Hirsberg	Vice President; Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	April 1, 2011

/s/ Paul J. Chakmak Paul J. Chakmak	Vice President and Secretary	April 1, 2011

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Atlantic City, State of New Jersey, April 1, 2011.

MARINA DISTRICT DEVELOPMENT COMPANY, LLC

By:	/s/ Josh Hirsberg
Josh Hirsberg
Principal Financial Officer and Principal Accounting Officer

POWER OF ATTORNEY

Each of the undersigned hereby appoints Keith Smith and Robert L. Boughner, and each of them (with full power in each to act alone), as attorneys-in-fact and agents for the undersigned, each with full power of substitution for and in the name, place, and stead of the undersigned, to sign and file with the Commission under the Securities Act any and all amendments and exhibits to this Registration Statement and any and all applications, instruments, and other documents to be filed with the Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite or desirable, hereby ratifying and confirming all that each of said attorneys-in-fact, their substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ William S. Boyd William S. Boyd	Manager	April 1, 2011

/s/ Marianne Boyd Johnson Marianne Boyd Johnson	Manager	April 1, 2011

/s/ Keith Smith Keith Smith	Manager and Vice President	April 1, 2011

/s/ Robert L. Boughner Robert L. Boughner	President and Chief Operating Officer Principal Executive Officer	April 1, 2011

/s/ Josh Hirsberg Josh Hirsberg	Principal Financial Officer and Principal Accounting Officer	April 1, 2011

EXHIBIT INDEX

Exhibit Number	Document

3.1	Amended and Restated Certificate of Incorporation of Marina District Finance Company, Inc.

3.2	Amended and Restated Bylaws of Marina District Finance Company, Inc.

3.3	Operating Agreement of Marina District Development Company, LLC.

4.1	Indenture dated as of August 6, 2010 by and among Marina District Finance Company, Inc., Marina District Development Company, LLC and U.S. Bank National Association, as trustee.

4.2	Form of 9.500% Senior Secured Note due 2015 (included in Exhibit 4.1).

4.3	Form of 9.875% Senior Secured Note due 2018 (included in Exhibit 4.1).

4.4	Registration Rights Agreement dated August 6, 2010 by and among Marina District Finance Company, Inc., Marina District Development Company, LLC, any additional Guarantors and Banc of America Securities LLC.

4.5	Credit Agreement dated August 6, 2010 by and among Marina District Finance Company, Inc., Marina District Development Company, LLC, certain financial institutions and Wells Fargo Bank, National Association, as administrative agent.

4.6	First Lien Intercreditor and Collateral Agency Agreement dated August 6, 2010 by and among U.S. Bank National Association, as trustee, Wells Fargo Bank, National Association as Collateral Agent and administrative agent under the Credit Facility, Marina District Finance Company, Inc. and Marina District Development Company, LLC.

4.7	Fee and Leasehold Mortgage, Assignment of Rents and Leases, Fixture Filing and Security Agreement dated August 6, 2010 by and among Marina District Development Company, LLC and Wells Fargo Bank, National Association as Collateral Agent.

4.8	Security Agreement dated August 6, 2010 by and among Marina District Finance Company, Inc., Marina District Development Company, LLC, Wells Fargo Bank, National Association as Collateral Agent and the Secured Parties.

4.9	Intercompany Note due 2015 dated August 6, 2010 by and between Marina District Development Company, LLC and Marina District Finance Company, Inc.

4.10	Intercompany Note due 2018 dated August 6, 2010 by and between Marina District Development Company, LLC and Marina District Finance Company, Inc.

4.11	Intercompany Note dated August 6, 2010 by and between Marina District Development Company, LLC and Marina District Finance Company, Inc.

5.1	Opinion of Morrison & Foerster LLP.

10.1	Lease and Option Agreement dated January 16, 2002, as amended by the Modification of Lease and Option Agreement, dated August 20, 2004, and the Second Modification of Employee Parking Structure Lease and Option Agreement, dated March 23, 2010.

10.2	Expansion Ground Lease, dated January 1, 2005, as amended by the Modification of Expansion Ground Lease, dated March 23, 2010.

10.3	Tower Expansion & Additional Structured Parking Ground Lease Agreement, dated January 1, 2005, as amended by the Modification of Tower Expansion & Additional Structured Parking Ground Lease Agreement, dated February 20, 2009, and the Second Modification of Tower Expansion & Additional Structured Parking Ground Lease Agreement, dated March 23, 2010.

Exhibit Number	Document

10.4	Surface Lot Ground Lease, dated August 20, 2004, as amended by a letter agreement, dated April 10, 2009, a letter agreement, dated September 21, 2009, and the Modification of Surface Lot Ground Lease, dated March 23, 2010.

10.5	Ground Lease Agreement, dated as of March 23, 2010.

12.1	Computation of Ratio of Earnings to Fixed Charges.

23.1	Consent of Deloitte & Touche LLP.

23.2	Consent of Morrison & Foerster LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included in Part II of this Registration Statement).

25.1	Statement of Eligibility of U.S. Bank National Association, as trustee, on Form T-1.

99.1	Form of Letter of Transmittal.

99.2	Form of Notice of Guaranteed Delivery.

99.3	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.